As filed with the Securities and Exchange Commission on February 11, 2021

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Society Pass Incorporated
(Exact name of registrant as specified in its charter)

Nevada	7389	83-1019155
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
701 S. Carson Street, Suite 200
Carson City, NV 89701
+84 37293868
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dennis Nguyen
Chief Executive Officer
Society Pass Incorporated
701 S. Carson Street, Suite 200
Carson City, NV 89701
+84 37293868
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ross D. Carmel, Esq.	Mitchell Nussbaum, Esq.
Jeffrey P. Wofford, Esq.	Angela M. Dowd, Esq.
Carmel, Milazzo & Feil LLP	Loeb & Loeb LLP
55 West 39th Street, 18th Floor	345 Park Avenue
New York, New York 10018	New York, NY 10154
Telephone: (212) 658-0458	Telephone: (212) 407-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

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CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.0001 par value per share	$28,750,000	$3,136.63
Warrants to purchase Common Stock to be issued to the Underwriter (3)(4)
Common Stock issuable upon exercise of Warrants to purchase Common Stock to be issued to the Underwriters (2)(4)	$1,437,500	$156.83
Total	$30,187,500	$3,293.46

(1)	Includes additional shares (15% of the shares being sold in this offering) that may be purchased by the underwriters pursuant to their over-allotment option that may be exercised over a 45 period.
(2)	There is no current market for the securities or price at which the shares are being offered. Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Pursuant to Rule 416 under the Securities Act of 1933, as amended, there is also being registered hereby such indeterminate number of additional shares as may be issued or issuable because of stock splits, stock dividends and similar transactions.
(4)	We have agreed to issue to the representative of the several underwriters, who we refer to as the representative, warrants to purchase the number of shares of common stock in the aggregate equal to five percent (5%) of the shares of common stock to be issued and sold in this offering (excluding shares of common stock sold to cover over-allotments, if any). The warrants are exercisable for a price per share equal to 110% of the public offering price.
(5)	No fee required pursuant to Rule 457(g).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

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The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated February 11, 2021

PRELIMINARY PROSPECTUS

Society Pass Incorporated

Shares of Common Stock

This is an initial public offering of shares of common stock of Society Pass Incorporated We are offering shares of our common stock.

Prior to this offering, there has been no public market for our common stock. We anticipate that the initial public offering price will between $ and $. We will intend to have our common stock listed on the Nasdaq Capital Market under the symbol “SOPA,” which listing is a condition to this offering. There can be no assurance that we will be successful in listing our common stock on the Nasdaq Capital Market.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 15 of this prospectus for a discussion of information that should be considered in connection with an investment in our common stock.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and we have elected to comply with certain reduced public company reporting requirements.

		Per Share		Total
Initial public offering price	$		$
Underwriting discounts and commissions (1)	$		$
Proceeds, before expenses, to us	$		$

(1)	We have agreed to reimburse the underwriters for certain expenses. See the section titled “Underwriting” beginning on page 90 of this prospectus for additional disclosure regarding underwriter compensation and offering expenses. s.

We have granted the representative of the underwriters an option to purchase from us, at the public offering price, up to additional shares of common stock, less the underwriting discounts and commissions, within 45 days from the date of this prospectus to cover over-allotments, if any. If the representative of the underwriters exercises the option in full, the total underwriting discounts and commissions payable will be $, and the total proceeds to us, before expenses, will be $.

The underwriters expect to deliver the shares against payment on or about   , 2021.

Sole Book-Running Manager

MAXIM GROUP LLC

Prospectus dated   , 2021

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Table of Contents

ABOUT THIS PROSPECTUS	5
MARKET DATA	6
PROSPECTUS SUMMARY	7
SUMMARY OF THE OFFERING	14
RISK FACTORS	15
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	30
USE OF PROCEEDS	31
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	32
CAPITALIZATION	33
DILUTION	34
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	35
BUSINESS	51
MANAGEMENT	78
EXECUTIVE COMPENSATION	87
PRINCIPAL STOCKHOLDERS	88
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	88
DESCRIPTION OF SECURITIES	89
Shares Eligible for Future Sale	92
UNDERWRITING	94
EXPERTS	101
LEGAL MATTERS	102
WHERE YOU CAN FIND MORE INFORMATION	102
INDEX TO FINANCIAL STATEMENTS	F-1

Through and including      , 2021 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus or any prospectus supplement or amendment. Neither we, nor the underwriters, have authorized any other person to provide you with information that is different from, or adds to, that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You should assume that the information contained in this prospectus or any free writing prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date. We are not making an offer of any securities in any jurisdiction in which such offer is unlawful.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this public offering and the distribution of this prospectus applicable to that jurisdiction.

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ABOUT THIS PROSPECTUS

Throughout this prospectus, unless otherwise designated or the context suggests otherwise,

•	all references to the “Company,” “Society Pass,” “SoPa,” the “registrant,” “we,” “our,” or “us” in this prospectus mean Society Pass Incorporated and its subsidiaries;
•	assumes an initial public offering price of our common stock of $ per share, the midpoint of the estimated range of $ to $ per share;
•	“year” or “fiscal year” mean the year ending December 31st;
•	all common stock and preferred stock and per share of common stock and preferred stock information in this prospectus gives effect to a 750 for 1 stock split of our common stock, which became effective as of February 10, 2021, and
•	all dollar or $ references, when used in this prospectus, refer to United States dollars.

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Market Data

Market data and certain industry data and forecasts used throughout this prospectus were obtained from internal company surveys, market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications and surveys. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. To our knowledge, certain third-party industry data that includes projections for future periods does not take into account the effects of the worldwide coronavirus pandemic. Accordingly, those third-party projections may be overstated and should not be given undue weight. We have not independently verified any of the data from third party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry, have not been independently verified. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not necessarily know what assumptions regarding general economic growth were used in preparing the forecasts we cite. Statements as to our market position are based on the most currently available data. While we are not aware of any misstatements regarding the industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

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PROSPECTUS SUMMARY

This summary provides a brief overview of the key aspects of our business and our securities. The reader should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.” Some of the statements contained in this prospectus, including statements under “Summary” and “Risk Factors” as well as those noted in the documents incorporated herein by reference, are forward-looking statements and may involve a number of risks and uncertainties. Our actual results and future events may differ significantly based upon a number of factors. The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.

Unless the context otherwise requires, references in this prospectus to “Society Pass” “the Company,” “we,” “us” and “our” refer to Society Pass Incorporated. Solely for convenience, our trademarks and tradenames referred to in this registration statement, may appear without the ® or ™ symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and tradenames. All other trademarks, service marks and trade names included or incorporated by reference into this prospectus or the accompanying prospectus are the property of their respective owners.

Our Mission

Our mission statement is: Loyalty and Data…that’s what we do.

We developed our unique SoPa and #HOTTAB branded ecosystems to facilitate e-commerce transactions between our consumers and our merchants in Southeast Asia (“SEA”) (including Vietnam, Brunei, Myanmar, Cambodia, Indonesia, Laos, Malaysia, Philippines, Singapore, and Thailand) and South Asia (including Nepal, India, Bangladesh, Bhutan, Pakistan, Sri Lanka and the Maldives). Our ecosystems empower small and medium enterprises (“SMEs”) to benefit from e-commerce opportunities in developing and frontier markets across Asia, driving job-creation and economic growth in two of the world’s most dynamic regions.

Our Company

We operate e-commerce platforms through our direct and indirect wholly-owned subsidiaries, including but not limited to Society Technology LLC, SoPa Technology Pte Ltd, SoPa Cognitive Analytics Pte Ltd, Sopa Technology Co Ltd, HOTTAB Pte Ltd and HOTTAB Vietnam Co Ltd. Along with HOTTAB Asset Vietnam Co Ltd (currently wholly-owned by one employee of HOTTAB Vietnam Co Ltd and contractually operated by HOTTAB Vietnam Co Ltd), these eight companies form the Society Pass Group (the “Group”). The Group currently markets to both consumers and merchants in Vietnam and Nepal, while maintaining an administrative headquarters in Singapore. After the completion of our initial public offering (“IPO”), we intend to expand our e-commerce ecosystem throughout the rest of SEA and South Asia with particular focus on India.

Our ecosystem currently comprises of seven e-commerce interfaces targeting consumers and merchants: SoPa Consumer App, SoPa.asia food & beverage (“F&B”) Marketplace website, #HOTTAB Biz App, #HOTTAB POS App, and Hottab.net admin website (the “Platform”). Our loyalty-focused and data-driven e-commerce marketing interfaces connect consumers with merchants in the F&B and lifestyle sectors, assisting local brick-and-mortar businesses to access new customers and markets to thrive in an increasingly convenience-driven economy. Our Platform integrates with both global and country-specific search engines and applications and accepts international address and phone number data, providing a consumer experience that respects local languages, address formats and customs. Our strategic partners work with us to penetrate local markets, while our Platform allows effortless integration with existing technological applications and websites.

Our consumer facing business consists of our “SoPa” brand. Through our SoPa Consumer App, and SoPa.asia F&B Marketplace website, we provide frictionless online ordering and delivery experience for consumers in the F&B sector. Our consumer facing platforms feature an easy-to-navigate, multi-lingual user interface with multiple integrated payment and delivery options.

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Branded as “#HOTTAB”, our merchant facing business helps merchants increase revenues and streamline costs with an online and multilingual store front, fully integrated POS software solution, joint marketing program, payment infrastructure, loyalty administration, customer profile analytics, and SME financing packages. Through #HOTTAB Biz App, #HOTTAB POS and Hottab.net merchant administration website interfaces, #HOTTAB functions both online and offline and facilitates transactions, orders, voucher redemption, and rewards. Merchants only need a smart device in order to quickly access our #HOTTAB product ecosystem. In addition, our Customer Care department provides attentive after-sales service.

We expect our unique merchant agnostic and universal loyalty points, branded as “Society Points,” to create permanent customer loyalty for merchants through the issuance and redemption of Society Points with unique and personalized deals. Upon the expected launch of Society Points in the third quarter 2021, consumers will be able to use our Society Points at merchant locations initially throughout Vietnam and then we expect to expand availability of Society Points throughout SEA and South Asia See “Business —Loyalty Points —Society Points.”

Our Competitive Strengths

Powerful and Integrated Ecosystem. Our ecosystem is designed to serve both consumers and merchants in ways that maximize value creation and enhance shopping experience. Our ecosystem consists of multiple platforms that are highly integrated and synergy-driven. We have the ability to leverage our platforms within our ecosystem to create multiple touch points for consumers and merchants and service them more efficiently.

Unique Loyalty Program. Our Society Points is the core foundation that creates long lasting loyalty between consumers and merchants as well as to our Platform. Society Points is merchant and location agnostic and bypasses the stigma associated with traditional promotional discounts. Through redemption and issuance of Society Points, we believe we can generate compounding values to both consumers and merchants. .

Attractive Markets. We currently operate predominantly in Vietnam, which is one of the fastest growing economies in the world. As we scale our operation, we intend to expand to other countries in Southeast Asia which possess solid economic fundamentals, fast growing middle classes, favorable demographic trends and accelerating adoption of mobile technology.

Experienced Management Team. Our executives and directors combine decades of professional expertise in the global finance and legal fields with on-the-ground local e-commerce operations and social media marketing experience.

Corporate Structure

Society Pass Incorporated (formerly named Food Society, Inc.) is a Nevada corporation that was incorporated on June 22, 2018. We operate solely through the Group. Summaries of each Group member are provided below.

Society Technology, LLC, a Nevada limited liability company formed on January 24, 2019, is owned by 100% by Society Pass Incorporated. Society Technology, LLC owns all intellectual property rights to copyrightable, patentable, and other protectable matter in our business, including trademarks.

SoPa Technology Pte Ltd, a company limited by shares incorporated under the laws of Singapore on June 06, 2019, is owned by 100% by Society Pass Incorporated. Society Technology Pte Ltd manages the Group’s operating activities in SEA countries and South Asia.

SoPa Cognitive Analytics Private Limited, a company limited by shares incorporated under the laws of India on February 05, 2019, is owned by 100% by Society Technology Pte Ltd. SoPa Cognitive Analytics Private Limited operates the Group’s technology and software development in India.

Sopa Technology Co Ltd, a company limited by shares incorporated under the laws of Vietnam on October 1, 2019, is owned 100% by Society Technology Pte Ltd. Sopa Technology Co Ltd operates the Group’s consumer facing business in Vietnam.

HOTTAB Pte Ltd, a company limited by shares incorporated under the laws of Singapore on January 17, 2015, is owned 100% by Society Technology Pte Ltd. HOTTAB Pte Ltd manages the Group’s regional merchant facing business in SEA countries and South Asia.

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HOTTAB Vietnam Co Ltd, a company limited by shares incorporated under the laws of Vietnam on April 17, 2015, is owned 100% by HOTTAB Pte Ltd. HOTTAB Vietnam Co Ltd manages the Group’s merchant facing business in Vietnam.

HOTTAB Asset Vietnam Co Ltd, a company limited by shares incorporated under the laws of Vietnam on July 25, 2019, is currently wholly-owned by Ngo Cham, an employee of HOTTAB Vietnam Co Ltd. HOTTAB Asset Vietnam Co Ltd manages the Group’s website and apps in Vietnam via a contractual relationship. All profits accrued by HOTTAB Asset Vietnam Co Ltd are paid as management fees to HOTTAB Vietnam Co Ltd . HOTTAB Vietnam Co Ltd has an irrevocable call option to acquire 100% of the equity of HOTTAB Asset Vietnam Co Ltd.

Our Market Opportunity

We expect that continued strong economic expansion, robust population growth, rising level of urbanization, the emergence of the middle class and the increasing rate of adoption of mobile technology provide market opportunities for our Company in SEA and South Asia. SEA and South Asia are large economies and, as of 2020, their respective gross domestic products (“GDP”) were US$3.1 trillion and US$3.5 trillion, respectively. In comparison, the respective GDP for both the European Union (“EU”) and the United States (“US”) totaled US$15 trillion and US$20.8 trillion in 2020. SEA has experienced rapid economic growth rates in recent years, far exceeding growth in major world economies such as Japan, the EU and the US. According to the International Monetary Fund (“IMF”) since 2010, SEA has averaged 4.6% GDP growth, compared to 0.7% for Japan, 0.8% for the EU and 1.7% for the US. Vietnam’s GDP growth averaged 6.1% from 2011 to 2020 and is expected to average 7% for the next five years. The size of Vietnam’s economy grew from US$39 billion in 2000 to US$340 billion in 2020 and is projected to reach US$530 billion by 2025. SMEs are a dynamic, driving force in Vietnam’s economy, contributing 40% to its GDP last year. Similarly, according to IMF, South Asia has averaged 5.2% annual GDP growth since 2010 with the size of the economy of South Asia growing from US$2 trillion in 2010 to US$3.3 trillion in 2020.

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Both SEA and South Asia continue to enjoy robust population growth. The United Nations Population Division estimates that the population of the SEA countries in 2000 was approximately 525 million people growing to 668 million in 2020. Vietnam has a population of approximately 98 million people today compared to 80 million people in 2000.[1] According to the United Nations, the population of South Asia totaled 1.9 billion people in 2020 with 1.3 billion people in India alone.

This population growth is driving rising levels of urbanization. Mirroring the demographic trends in China more than 25 years ago, Vietnamese are moving to cities in greater numbers. In the past two decades, Vietnam’s urbanization rate has increased steadily at approximately 3% per year since 2000, with 36% of the population now living in cities. By comparison, India’s urban population has increased over 2% per year since 2000, with 34% of India’s population living in cities. India’s capital, New Delhi, adds almost a million new inhabitants a year.

This urbanization trend is highly correlated with the growth of the middle class. Simply put, urbanization drives middle class consumption demand. According to the World Bank, Vietnam’s middle class currently accounts for 13% of the population and is expected to reach 26% by 2026. Fitch Solutions predicts that Vietnam’s real household spending will expand at an annual average annual growth rate of 7.5% year-on-year from 2021 to 2024. Fitch Solutions notes that India’s middle class households are growing, with 36.6 million households expected to earn a net income of more than US$10,000 by 2024, placing India firmly in the middle-income bracket category.

And despite the ongoing effects from the Covid-19 pandemic, the Internet economy continues to boom in SEA and South Asia. According to Google Temasek e-Conomy SEA 2020 Report, Internet usage in the region increased with 40 million new users added in 2020 for a total of 400 million compared to 360 million in 2019. Seventy percent of SEA’s population is now online, compared to approximately twenty percent in 2009. In addition, SEA mobile Internet penetration now reaches more than 67%. E-commerce, online media and food delivery adoption and usage surged with the total value of goods and services sold via the Internet, or gross merchandise value (“GMV”), in SEA, expected to reach more than US$100 billion by year end 2020 according to Google, Temasek, Bain SEA Report 2020. In fact, the SEA Internet sector GMV is forecast to grow to over US$300 billion by 2025.

Vietnam’s mobile penetration rate has reached 95% in city areas and among SEA countries, Vietnamese consumers spend the most time online for personal purposes, just after Singaporean users. According to Google Temasek e-Conomy SEA 2020 Report, total GMV of e-Commerce spending in Vietnam is currently US$ 14 billion and is forecast to grow to over US$ 50 billion by 2025.

With more than half a billion Internet subscribers, South Asia contains some of the largest and fastest growing markets for digital consumers, and the rapid growth has been propelled by public and private sector alike. Nepal, India and Bangladesh lead the charge in Internet adoption, and it is expected that by 2025 close to two thirds of consumers in these markets will be using mobile internet. As consumers in these markets look increasingly towards online platforms to shop, the total value of internet-based transactions has grown tremendously and is expected to keep doing so. Total GMV of South Asia’s Internet economy is expected to skyrocket from US$74 billion in 2020 to US$210 billion in 2025.

We believe that these ongoing positive economic and demographic trends in SEA and South Asia propel demand for our Platform.

Recent Developments

Effects of COVID-19 Outbreak. In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which has and is continuing to spread throughout China and other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a “Public Health Emergency of International Concern.” On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a “pandemic”. A significant outbreak of COVID-19 and other infectious diseases could result in a widespread health crisis that could adversely affect the economies and financial markets worldwide.

[1]See the United Nations 2019 Revision of World Population Prospects.

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As a result of the COVID-19 outbreak in December 2019 and continuing in the third quarter of 2020, the Company’s businesses, results of operations, financial position and cash flows were adversely affected though the third quarter of 2020 with potential continuing impacts on subsequent periods, including but not limited to the material adverse impact on the Company’s revenues as result of a decline in demand by the Company’s customers.

We are monitoring the global outbreak and spread of the novel strain of coronavirus (COVID-19) and taking steps in an effort to identify and mitigate the adverse impacts on, and risks to, our business posed by its spread and the governmental and community reactions thereto. The spread of COVID-19 has caused us to modify our business practices (including employee travel, employee work locations in certain cases, and cancellation of physical participation in certain meetings, events and conferences), and we expect to take further actions as may be required or recommended by government authorities or as we determine are in the best interests of our employees, customers and other business partners. Due to the speed with which the COVID-19 situation is developing, the global breadth of its spread and the range of governmental and community reactions thereto, there is uncertainty around its duration and ultimate impact; therefore, any negative impact on our overall financial and operating results (including without limitation our liquidity) cannot be reasonably estimated at this time, but the pandemic could lead to extended disruption of economic activity and the impact on our financial and operating results could be material.

Stock Split. On February 10, 2021, the Company effected a 1 for 750 stock split of its issued and outstanding common stock (the “Stock Split”) by filing an amendment of the Company’s Articles of Incorporation with the Secretary of State of the State of Nevada. As a result of the Stock Split, the stated value of each series of convertible preferred stock was proportionately decreased and the number of issued and outstanding shares of such preferred stock was proportionately increased in accordance with their respective certificates of designation. The authorized common stock and preferred stock of the Company was not impacted by the Stock Split. The Company has retrospectively adjusted the 2018, 2019 financial statements for profit per share and share amounts as a result of the stock splits.

Preferred Share Issuance. Between May 25, 2020 and February 11, 2021, we issued 4,535 shares of our Series C-1 Preferred Stock (as defined below) for a purchase price of $1,904,700. The Series C-1 Preferred Stock has a stated value of $420 per share.

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Summary Risk Factors

Our business is subject to a number of risks. You should be aware of these risks before making an investment decision. These risks are discussed more fully in the section of this prospectus titled “Risk Factors,” which begins on page 10 of this prospectus. These risks include, among others, that:

• We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful;

• If we fail to raise capital when needed it will have a material adverse effect on the Company's business, financial condition and results of operations;

• We rely on internet search engines and application marketplaces to drive traffic to our Platform, certain providers of which offer products and services that compete directly with our products. If links to our applications and website are not displayed prominently, traffic to our Platform could decline and our business would be adversely affected;

• The ecommerce market is highly competitive and if the Company does not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis our business could be adversely affected;

• Delays in the implementation of or lack of consumer acceptance of Society Points could have a material adverse effect on our business;

• If the Company is unable to expand its systems or develop or acquire technologies to accommodate increased volume its Platform could be impaired;

• The Company’s failure to successfully market its brands could result in adverse financial consequences;

• A decline in the demand for goods and services of the merchants included in the Platform could result in adverse financial consequences;

• We may be required to expend resources to protect Platform information or we may be unable to launch our services;

• The Company may engage in acquisition activity, which could have adverse effects on its business;

• We rely on the performance of highly skilled personnel, and if we are unable to attract, retain and motivate well-qualified employees, our business could be harmed;

• All of our operations are overseas;

• WE are subject to changes in the economic, political, or legal environment of the Asia Pacific region;

• Many of the economies in SEA countries and South Asia are experiencing substantial inflationary pressures which may prompt the governments to take action to control the growth of the economy and inflation that could lead to a significant decrease in our profitability;

• Our business will be exposed to foreign exchange risk;

• If inflation increases significantly in SEA or South Asia countries it could adversely affect our profitability;

• Geopolitical unrest in the regions in which we operate could adversely affect our business;

• Our business may be materially adversely affected by the recent coronavirus (COVID-19) outbreak;

• The payment processing regulatory regimes of the countries in which we operate could have adverse consequences on our business;

• Regulation of the internet generally could have adverse consequences on our business;

• We may be exposed to liabilities under the Foreign Corrupt Practices Act, and any determination that we violated the Foreign Corrupt Practices Act could have a material adverse effect on our business;

• Our financial statements have been prepared on a going-concern basis and our continued operations are in doubt;

• Our management will have broad discretion over the use of any net proceeds from this offering and you may not agree with how we use the proceeds, and the proceeds may not be invested successfully;

• Investors in this offering may experience future dilution as a result of this and future equity offerings;

• There is no active public trading market for our common stock and we cannot assure you that an active trading market will develop in the near future;

• We may not be able to to maintain a listing of our common stock;

• Our financial controls and procedures may not be sufficient to ensure timely and reliable reporting of financial information, which, as a public company, could materially harm our stock price; and

• We are an “emerging growth company” under the JOBS Act of 2012 and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

Information Regarding our Capitalization

As of February 10, 2021, we have 19,659,000 shares of common stock issued and outstanding, of which Dennis Nguyen, our Chief Executive Officer and Chairman has beneficial ownership of 11,919,000 shares through a trust for which he is the trustee and another entity. We also have 8,000 shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”); 247,798 shares of Series B Convertible Stock (the “Series B Preferred Stock”); 30,160 Shares of Series B-1 Convertible Preferred Stock (the “Series B-1 Preferred Stock”); 340 shares of Series C Convertible Preferred Stock (the “Series C Preferred Stock”) and 5,676 shares of Series C-1 Convertible Preferred Stock (the “Series C-1 Preferred Stock and together with the Series A Preferred Stock, the Series B Preferred Stock, the Series B-1 Preferred Stock and the Series C Preferred Stock, the “Preferred Stock”). Each series of Preferred Stock, other than the Series A Preferred Stock will automatically convert into one share of the Company’s common stock upon the consummation of this offering. Upon the consummation of this offering, the Series A Preferred Stock will automatically convert into a number of shares of the Company’s common stock determined by dividing the stated value of the Series A Preferred Stock by the initial public offering price. Additional information regarding our issued and outstanding securities may be found under “Market for Common Equity and Related Stockholder Matters” and “Description of Securities.”

Unless otherwise specifically stated, information throughout this prospectus does not assume the exercise of outstanding options or warrants to purchase shares of our common stock.

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Corporate Information

Our principal executive offices are located at 701 S. Carson Street, Suite 200, Carson City, NV 89701. Our corporate website address is www.thesocietypass.com. The website for our F&B marketplace is www.sopa.asia. The website for our merchant facing business is www.hottab.net. The information included on our websites are not part of this prospectus.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act; (ii) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under applicable SEC rules. We expect that we will remain an emerging growth company for the foreseeable future, but cannot retain our emerging growth company status indefinitely and will no longer qualify as an emerging growth company on or before the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not emerging growth companies.

These exemptions include:

• being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

• not being required to comply with the requirement of auditor attestation of our internal controls over financial reporting;

• not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

• reduced disclosure obligations regarding executive compensation; and

• not being required to hold a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of certain reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

An emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the dates on which adoption of such standards is required for other public reporting companies.

We are also a “smaller reporting company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and have elected to take advantage of certain of the scaled disclosure available for smaller reporting companies.

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SUMMARY OF THE OFFERING

Common stock offered by us	shares.

Common stock outstanding prior to the offering	19,659,000 shares.

Common stock to be outstanding after the offering (1)(2)	( shares if the underwriters exercise their option to purchase additional shares in full).

Over-allotment option of common stock offered by us	The underwriters have a 45-day option to purchase up to additional shares of common stock solely to cover over-allotments, if any.

Use of Proceeds	The principal purposes of this offering are to increase our capitalization and financial flexibility, increase our visibility in the marketplace and create a public market for our common stock. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds to us from this offering to hire additional employees, including executive officers, software developers, logistics operations staff, sales and marketing professionals, and for general corporate purposes, including working capital, operating data centers, leasing technology platforms and sales and marketing activities, as well as funding certain acquisitions in SEA and South Asia. See the section of this prospectus titled “Use of Proceeds” beginning on page 30.

Proposed Listing	We will apply to have our common stock listed on the Nasdaq Capital Market under the symbol “SOPA” which listing is a condition to this offering

Lock-up agreements	Our executive officers and directors and any holder of 5% or more of the outstanding shares of common stock of the Company have agreed with the underwriters not to sell, transfer or dispose of any shares or similar securities for 180 days following the effective date of the registration statement for this offering. For additional information regarding our arrangement with the underwriters, please see “Underwriting.”

Transfer Agent	Securities Transfer Corporation.

Risk Factors	You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the “Risk Factors” section beginning on page 15 of this prospectus before deciding whether or not to invest in shares of our common stock.

(1) Does not include (i) shares of common stock issuable upon the exercise of the underwriters’ warrants ( shares if the underwriters exercise their option to purchase additional shares in full); or (ii) 2,124,750 shares of common stock that are underlying 2,833 shares of Series C-1 Preferred Stock that are underlying warrants that are exercisable any time until June 30, 2021 at an exercise price of $420 per share

(2) Includes shares of common stock that will be issued upon the automatic conversion of the Preferred Stock upon the consummation of this offering

On February 10, 2021 we effected a 750 for 1 stock split of the issued and outstanding shares of our common stock (the “Stock Split”). The conversion price of certain of our issued and outstanding convertible preferred stock was also proportionately adjusted. Except as otherwise indicated, all of the common stock and preferred stock information in this prospectus gives effect to the Stock Split.

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RISK FACTORS

Our business is subject to many risks and uncertainties, which may affect our future financial performance. If any of the events or circumstances described below occur, our business and financial performance could be adversely affected, our actual results could differ materially from our expectations, and the price of our stock could decline. The risks and uncertainties discussed below are not the only ones we face. There may be additional risks and uncertainties not currently known to us or that we currently do not believe are material that may adversely affect our business and financial performance. You should carefully consider the risks described below, together with all other information included in this prospectus including our financial statements and related notes, before making an investment decision. The statements contained in this prospectus that are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and investors in our securities may lose all or part of their investment.

Risks Related to Our Business

We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

The Company has a limited operating history on which to base an evaluation of its business and prospects. The Company is subject to all the risks inherent in a small company seeking to develop, market and distribute new services, particularly companies in evolving markets such as the internet, technology, and payment systems. The likelihood of the Company’s success must be considered, in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development, introduction, marketing and distribution of new products and services in a competitive environment.

Such risks for the Company include, but are not limited to, dependence on the success and acceptance of the Company’s services, the ability to attract and retain a suitable client base, and the management of growth. To address these risks, the Company must, among other things, generate increased demand, attract a sufficient clientele base, respond to competitive developments, increase the “SoPa” and “#HOTTAB” brand names’ visibility, successfully introduce new services, attract, retain and motivate qualified personnel and upgrade and enhance the Company’s technologies to accommodate expanded service offerings. In view of the rapidly evolving nature of the Company’s business and its limited operating history, the Company believes that period-to-period comparisons of its operating results are not necessarily meaningful and should not be relied upon as an indication of future performance.

The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues.

If we fail to raise capital when needed it will have a material adverse effect on the Company’s business, financial condition and results of operations

The Company has limited revenue-producing operations and will require the proceeds from this offering to execute its full business plan. The Company believes the proceeds from this offering will be sufficient to develop its initial plans. However, the Company can give no assurance that all, or even a significant portion of these shares will be sold or, that the moneys raised will be sufficient to execute the entire business plan of the Company. Further, no assurance can be given if additional capital is needed as to how much additional capital will be required or that additional financing can be obtained, or if obtainable, that the terms will be satisfactory to the Company, or that such financing would not result in a substantial dilution of shareholder’s interest. A failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, debt and other debt financing may involve a pledge of assets and may be senior to interests of equity holders. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital or to pursue business opportunities, including potential acquisitions. If adequate funds are not obtained, the Company may be required to reduce, curtail, or discontinue operations.

We rely on internet search engines and application marketplaces to drive traffic to our Platform, certain providers of which offer products and services that compete directly with our products. If links to our applications and website are not displayed prominently, traffic to our Platform could decline and our business would be adversely affected.

We rely heavily on Internet search engines, such as Google, to drive traffic to our Platform through their unpaid search results and on application marketplaces, such as Apple’s App Store and Google’s Play, to drive downloads of our applications. Although search results and application marketplaces have allowed us to attract a large audience with low organic traffic acquisition costs to date, if they fail to drive sufficient traffic to our Platform, we may need to increase our marketing spend to acquire additional traffic. We cannot assure you that the value we ultimately derive from any such additional traffic would exceed the cost of acquisition, and any increase in marketing expense may in turn harm our operating results.

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The amount of traffic we attract from search engines is due in large part to how and where information from and links to our website are displayed on search engine result pages. The display, including rankings, of unpaid search results can be affected by a number of factors, many of which are not in our direct control, and may change frequently. Search engines have made changes in the past to their ranking algorithms, methodologies and design layouts that have reduced the prominence of links to our Platform and negatively impacted our traffic, and we expect they will continue to make such changes from time to time in the future. Similarly, Apple, Google or other marketplace operators may make changes to their marketplaces that make access to our products more difficult. For example, our applications may receive unfavorable treatment compared to the promotion and placement of competing applications, such as the order in which they appear within marketplaces.

We may not know how or otherwise be in a position to influence search results or our treatment in application marketplaces. With respect to search results in particular, even when search engines announce the details of their methodologies, their parameters may change from time to time, be poorly defined or be inconsistently interpreted. For example, Google previously announced that the rankings of sites showing certain types of app install interstitials could be penalized on its mobile search results pages. While we believe the type of interstitial we currently use is not being penalized, we cannot guarantee that Google will not unexpectedly penalize our app install interstitials, causing links to our mobile website to be featured less prominently in Google’s mobile search results and harming traffic to our Platform as a result.

In some instances, search engine companies and application marketplaces may change their displays or rankings in order to promote their own competing products or services or the products or services of one or more of our competitors. For example, Google has integrated its local product offering with certain of its products, including search and maps. The resulting promotion of Google’s own competing products in its web search results has negatively impacted the search ranking of our website. Because Google in particular is the most significant source of traffic to our website, accounting for a substantial portion of the visits to our website, our success depends on our ability to maintain a prominent presence in search results for queries regarding local businesses on Google. As a result, Google’s promotion of its own competing products, or similar actions by Google in the future that have the effect of reducing our prominence or ranking on its search results, could have a substantial negative effect on our business and results of operations.

The ecommerce market is highly competitive and if the Company does not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis our business could be adversely affected

The internet-based ecommerce business is highly competitive and the Company competes with several different types of companies that offer some form of user-vendor connection experience, payment processing and/or funds transfer content, as well as marketing data companies. Certain of these competitors may have greater industry experience or financial and other resources than the Company.

To become and remain competitive, the Company will require research and development, marketing, sales, and client support. The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Company. The Company intends to differentiate itself from competitors by developing a payments platform that allows consumers and merchants to accept and use bonus points.

The market for consumer’s lifestyle is rapidly evolving and intensely competitive, and the Company expects competition to intensify further in the future. There is no guarantee that any factors that differentiate the Company from its competitors will give the Company a market advantage or continue to be a differentiating factor for the Company in the foreseeable future. Competitive pressures created by any one of the above-mentioned companies (and other direct or indirect competitors), or by the Company’s competitors collectively, could have a material adverse effect on the Company’s business, results of operations and financial condition.

New and unproven market for our Platform

We were founded in 2018 and since our inception have been creating products for the developing and rapidly evolving market for API-based software platforms, a market that is largely unproven and is subject to a number of inherent risks and uncertainties. We believe that our future success will depend in large part on the growth, if any, in the market for software platforms that provide features and functionality to create the entire lifestyle ecosystem. It is difficult to predict customer adoption and renewal rates, customer demand for our solutions, the size and growth rate of the overall market that our Platform addresses, the entry of competitive products or the success of existing competitive products. Any expansion of the market our Platform addresses depends upon a number of factors, including the cost, performance, and perceived value associated with such solutions. If the market our Platform addresses does not achieve significant additional growth or there is a reduction in demand for such solutions caused by a lack of customer acceptance, technological challenges, competing technologies and products or decreases in corporate spending, it could have a material adverse effect on the Company’s business, results of operations and financial condition.

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Delays in the implementation of or lack of consumer acceptance of Society Points could have a material adverse effect on our business

We expect to launch Society Points in the third quarter of 2021 which will be a significant component to our Sopa consumer facing platform. However, if such launch is delayed or there is not the expected consumer acceptance of Society Points by consumers, our business and financial prospects could be materially and adversely affected.

If the Company is unable to expand its systems or develop or acquire technologies to accommodate increased volume its Platform could be impaired

The Company seeks to generate a high volume of traffic and transactions through its technologies. Accordingly, the satisfactory performance, reliability and availability of the Company’s website and platform, processing systems and network infrastructure are critical to the Company’s reputation and its ability to attract and retain large numbers of users who transact sales on its platform while maintaining adequate customer service levels. The Company’s revenues depend, in substantial way, on the volume of user transactions that are successfully completed. Any system interruptions that result in the unavailability of the Company’s service or reduced customer activity would ultimately reduce the volume of transactions completed. Interruptions of service may also diminish the attractiveness of the Company and its services. Any substantial increase in the volume of traffic on the Company’s website or Platform or in the number of transactions being conducted by customers will require the Company to expand and upgrade its technology, transaction processing systems and network infrastructure. There can be no assurance that the Company will be able to accurately project the rate or timing of increases, if any, in the use of the Company’s platform or timely expand and upgrade its systems and infrastructure to accommodate such increases in a timely manner. Any failure to expand or upgrade its systems could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company’s uses internally developed systems to operate its service and for transaction processing, including collections processing. The Company must continually enhance and improve these systems in order to accommodate the level of use of its products and services and increase its security. Furthermore, in the future, the Company may add new features and functionality to its services that would result in the need to develop or license additional technologies. The Company’s inability to add new software and hardware to develop and further upgrade its existing technology, transaction processing systems or network infrastructure to accommodate increased traffic on its platforms or increased transaction volume through its processing systems or to provide new features or functionality may cause unanticipated system disruptions, slower response times, degradation in levels of customer service, impaired quality of the user’s experience on the Company’s service, and delays in reporting accurate financial information. There can be no assurance that the Company will be able in a timely manner to effectively upgrade and expand its systems or to integrate smoothly any newly developed or purchased technologies with its existing systems. Any inability to do so would have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company’s failure to successfully market its brands could result in adverse financial consequences

The Company believes that continuing to strengthen its brands is critical to achieving widespread acceptance of the Company, particularly in light of the competitive nature of the Company’s market. Promoting and positioning its brands will depend largely on the success of the Company’s marketing efforts and the ability of the Company to provide high quality services. In order to promote its brand, the Company will need to increase its marketing budget and otherwise increase its financial commitment to creating and maintaining brand loyalty among users. There can be no assurance that brand promotion activities will yield increased revenues or that any such revenues would offset the expenses incurred by the Company in building its brand. Further, there can be no assurance that any new users attracted to the Company will conduct transactions over the Company on a regular basis. If the Company fails to promote and maintain its brand or incurs substantial expenses in an attempt to promote and maintain its brand or if the Company’s existing or future strategic relationships fail to promote the Company’s brand or increase brand awareness, the Company’s business, results of operations and financial condition would be materially adversely affected.

The Company may not be able to successfully develop and promote new products or services which could result in adverse financial consequences

The Company plans to expand its operations by developing and promoting new or complementary services, products or transaction formats or expanding the breadth and depth of services. There can be no assurance that the Company will be able to expand its operations in a cost-effective or timely manner or that any such efforts will maintain or increase overall market acceptance. Furthermore, any new business or service launched by the Company that is not favorably received by consumers could damage the Company’s reputation and diminish the value of its brand. Expansion of the Company’s operations in this manner would also require significant additional expenses and development, operations and other resources and would strain the Company’s management, financial and operational resources. The lack of market acceptance of such services or the Company’s inability to generate satisfactory revenues from such expanded services to offset their cost could have a material adverse effect on the Company’s business, results of operations and financial condition.

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In addition, if we are unable to keep up with changes in technology and new hardware, software and services offerings, for example, by providing the appropriate training to out account managers, sales technology specialists, engineers and consultants to enable them to effectively sell and deliver such new offerings to customers, our business, results of operations, or financial condition could be adversely affected.

A decline in the demand for goods and services of the merchants included in the Platform could result in adverse financial consequences

The Company expects to derive most of its revenues from fees from successfully completed transactions on its consumer facing platforms. The Company’s future revenues will depend upon continued demand for the types of goods and services that are offered by the merchants that are included on such platforms. Any decline in demand for the goods offered through the Company’s services as a result of changes in consumer trends could have a material adverse effect on the Company’s business, results of operations and financial condition.

The effective operation of the company’s platform is dependent on technical infrastructure and certain third-party service providers

Our ability to attract, retain, and serve customers is dependent upon the reliable performance of our Platform and the underlying technical infrastructure. We may fail to effectively scale and grow our technical infrastructure to accommodate these increased demands. In addition, our business will be reliant upon third party partners such as financial service providers and cash-out providers, payment terminals and equipment providers. Any disruption or failure in the services from third party partners used to facilitate our business could harm our business. Any financial or other difficulties these partners face may adversely affect our business, and we exercise little control over these partners, which increases vulnerability to problems with the services they provide.

There is no assurance that the Company will be profitable

There is no assurance that we will earn profits in the future, or that profitability will be sustained. There is no assurance that future revenues will be sufficient to generate the funds required to continue our business development and marketing activities. If we do not have sufficient capital to fund our operations, we may be required to reduce our sales and marketing efforts or forego certain business opportunities.

We could lose the right to the use of our domain names

We have registered domain names for our website that we use in our business. If we lose the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration, or any other cause, we may be forced to market our products under a new domain name, which could cause us substantial harm, or to incur significant expense in order to purchase rights to the domain name in question. In addition, our competitors and others could attempt to capitalize on our brand recognition by using domain names similar to ours, especially in the light of our expected expansion in SEA countries and South Asia . Domain names similar to ours may be registered in the United States and elsewhere. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brand or our trademarks or service marks. Protecting and enforcing our rights in our domain names may require litigation, which could result in substantial costs and diversion of management’s attention.

We may be required to expend resources to protect Platform information or we may be unable to launch our services

From time to time, other companies may copy information from our Platform, through website scraping, robots or other means, and publish or aggregate it with other information for their own benefit. We have no assurance other companies will not copy, publish or aggregate content from our Platform in the future. When third parties copy, publish, or aggregate content from our Platform, it makes them more competitive, and decreases the likelihood that consumers will visit our website or use our mobile app to find the information they seek, which could negatively affect our business, results of operations and financial condition. We may not be able to detect such third-party conduct in a timely manner and, even if we could, we may not be able to prevent it. In some cases, particularly in the case of websites operating outside of the United States, our available remedies may be inadequate to protect us against such practices. In addition, we may be required to expend significant financial or other resources to successfully enforce our rights.

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Breaches of our online commerce security could occur and could have an adverse effect on our reputation

A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography and cybersecurity, or other events or developments will not result in a compromise or breach of the technology used by the Company to protect customer transaction data. If any such compromise of the Company’s security were to occur, it could have a material adverse effect on the Company’s reputation and, therefore, on its business, results of operations and financial condition. Furthermore, a party who is able to circumvent the Company’s security measures could misappropriate proprietary information or cause interruptions in the Company’s operations. The Company may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of transactions conducted on the Internet and other online services and the privacy of users may also inhibit the growth of the Internet and other online services generally, and the Web in particular, especially as a means of conducting commercial transactions. To the extent that activities of the Company involve the storage and transmission of proprietary information, security breaches could damage the Company’s reputation and expose the Company to a risk of loss or litigation and possible liability. There can be no assurance that the Company’s security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company may not have the ability to manage its growth

The Company anticipates that significant expansion will be required to address potential growth in its customer base and market opportunities. The Company’s anticipated expansion is expected to place a significant strain on the Company’s management, operational and financial resources. To manage any material growth of its operations and personnel, the Company may be required to improve existing operational and financial systems, procedures and controls and to expand, train and manage its employee base. There can be no assurance that the Company’s planned personnel, systems, procedures and controls will be adequate to support the Company’s future operations, that management will be able to hire, train, retain, motivate and manage required personnel or that the Company’s management will be able to successfully identify, manage and exploit existing and potential market opportunities. If the Company is unable to manage growth effectively, its business, prospects, financial condition and results of operations may be materially adversely affected.

The Company may engage in acquisition activity, which could have adverse effects on its business

If appropriate opportunities present themselves, the Company intends to acquire businesses, technologies, platforms, services, or products that the Company believes are strategic. The Company currently has no understandings, commitments or agreements with respect to any material acquisition and no material acquisition is currently being pursued. There can be no assurance that the Company will be able to identify, negotiate, or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired business, technology, service or product into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company's business. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's business, results of operations and financial condition. Any such future acquisitions of other businesses, technologies, services or products might require the Company to obtain additional equity or debt financing, which might not be available on terms favorable to the Company, or at all, and such financing, if available, might be dilutive.

We rely on the performance of highly skilled personnel, and if we are unable to attract, retain and motivate well-qualified employees, our business could be harmed

The Company is, and will be, heavily dependent on the skill, acumen and services of the management and other employees of the Company. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract them. In addition, the loss of any of our senior management or key employees could materially adversely affect our ability to execute our business plan, and we may not be able to find adequate replacements. All of our officers and. employees are at-will employees, which means they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business could be harmed.

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Illegal Use of our Platform by could result in adverse consequences to the Company

Despite measures the Company will implement to detect and prevent identify theft or other fraud our Platform remains susceptible to potentially illegal or improper uses. Despite measures the Company will take to detect and lessen the risk of this kind of conduct, the Company cannot assure that these measures will succeed. The Company’s business could suffer if customers use the Platform for illegal or improper purposes.

If merchants on our Platform are operating illegally, the Company could be subject to civil and criminal lawsuits, administrative action, and prosecution for, among other things, money laundering or for aiding and abetting violations of law. The Company would lose the revenues associated with these accounts and could be subject to material penalties and fines, both of which would seriously harm its business.

International Operations

We operate and expand internationally. We expect to expand our international operations significantly by accessing new markets abroad and expanding our offerings in new languages: not less than all languages in SEA countries and South Asia. Our platform is now available in English and several other languages. However, we may have difficulty modifying our technology and content for use in non-English-speaking markets or fostering new communities in non-English-speaking markets. Our ability to manage our business and conduct our operations internationally requires considerable management attention and resources, and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal systems, alternative dispute systems, regulatory systems, and commercial infrastructures. Furthermore, in most international markets, we would not be the first entrant, and our competitors may be better positioned than we are to succeed. Expanding internationally may subject us to risks that we have either not faced before or increase our exposure to risks that we currently face, including risks associated with:

o	recruiting and retaining qualified, multi-lingual employees, including customer support personnel;
o	increased competition from local websites and guides and potential preferences by local populations for local providers;
o	compliance with applicable foreign laws and regulations, including different privacy, censorship and liability standards and regulations and different intellectual property laws;
o	providing solutions in different languages for different cultures, which may require that we modify our solutions and features to ensure that they are culturally relevant in different countries;
o	the enforceability of our intellectual property rights;
o	credit risk and higher levels of payment fraud;
o	compliance with anti-bribery laws;
o	currency exchange rate fluctuations;
o	foreign exchange controls that might prevent us from repatriating cash earned outside the United States;
o	political and economic instability in some countries;
o	double taxation of our international earnings and potentially adverse tax consequences due to changes in the tax laws of the United States or the foreign jurisdictions in which we operate; and
o	higher costs of doing business internationally.

Changes in the economic, political, or legal environment of the Asia Pacific region

Most of our revenues are derived from SEA and South Asia countries. As a result, our business is subject to the economic, political and legal environment in SEA and South Asia countries. The economies of SEA and South Asia differ from other countries in various respects such as government involvement, level of development, growth rate, allocation of resources and inflation rate. Prior to the 1990s, many SEA countries relied on a planned economy. State-owned enterprises still account for a substantial portion of SEA and South Asia countries’ industrial output, though governments in general are reducing the level of direct control that they exercise over the economy through state plans and other measures. It is our understanding that there is an increasing level of freedom and autonomy in areas such as resource allocation, production and management and a gradual shift in emphasis to market economies and enterprise reform.

Other than Singapore, the legal systems of SEA countries in which the Company operates, also differ from most common law jurisdictions, in that they are systems in which decided legal cases have little precedential value. The laws and regulations are subject to broad and varying interpretations by government officials, courts, and lawyers. The courts of some countries of Asia Pacific region have the power to read implied terms into contracts, adding a further layer of uncertainty. As a result, government officials, courts and lawyers often express different views on the legality, validity and effect of a particular legal document. In addition, the views of a governmental authority received on a particular issue have no binding effect or finality, so there is no guarantee that similar issues will be dealt with in a similar way by other governmental authorities. Furthermore, recognition and enforcement of legal rights through Asia Pacific region’s national courts, arbitration centers and administrative agencies in the event of a dispute is uncertain.

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As part of their transition from planned economies to more market-oriented ones, the governments implemented a series of economic reforms, including lowering trade barriers and import quotas to encourage and promote foreign investment. The governments promulgated a series of laws and regulations on local and foreign investment, which set out the types of corporate vehicle investors may establish to carry out their investment projects. Nevertheless, conflicting interpretations between local regulators in different provinces in a country, and between different ministries can create confusion over key issues in certain countries. Many of the reforms in SEA and South Asia regions are unprecedented or experimental and may be subject to revision, change or abolition, depending upon the outcome of these experiments. Furthermore, there can be no assurance that the governments will continue to pursue policies of economic reform or that any reforms will be successful or the impetus to reform will continue. If any of these changes adversely affect us or our business, or if we are unable to capitalize on the economic reform measures of the pertinent governments, our business, results of operations and financial condition could be adversely affected.

Many of the economies in SEA countries and South Asia are experiencing substantial inflationary pressures which may prompt the governments to take action to control the growth of the economy and inflation that could lead to a significant decrease in our profitability.

While many of the economies in SEA and South Asia have experienced rapid growth over the last two decades, they have also experienced inflationary pressures. As governments take steps to address inflationary pressures, there may be significant changes in the availability of bank credits, interest rates, limitations on loans, restrictions on currency conversions and foreign investment. There also may be imposition of price controls. If our revenues rise at a rate that is insufficient to compensate for the rise in our costs, it may have an adverse effect on our profitability. If these or other similar restrictions are imposed by a government to influence the economy, it may lead to a slowing of economic growth.

Our business will be exposed to foreign exchange risk

We derive most of our revenue from the operations of our Platform in Vietnam and expect to derive our revenue from SEA and South Asia. Our functional currencies will by necessity be the currencies of the countries of SEA and South Asia. Our reporting currency is the U.S. dollar. We translate our results of operations using the average exchange rate for the period, unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions, and we translate our financial position at the period-end exchange rate. Accordingly, any significant fluctuation between the currencies of countries of SEA and South Asia on the one hand and the U.S. dollar on the other could expose us to foreign exchange risk.

Some of the currencies of the countries of SEA and South Asia are not freely convertible. The foreign exchange management regime of many SEA and South Asia countries has transitioned from a system of fixed multiple exchange rates controlled by the state banks to a system of flexible exchange rates regulated largely by market forces, though transfers of currency is regulated and controlled in some countries. A significant depreciation in many of the currencies of countries of SEA and South Asia against major foreign currencies may have a material adverse impact on our results of operations and financial condition because our reporting currency is the U.S. dollar. There can be no assurance, that the governments will continue to relax their foreign exchange regulations, that they will maintain the same foreign exchange policy or that there will be sufficient foreign currency available in the market for currency conversions. If, in the future, the regulations restrict our ability to convert local currencies or there is insufficient foreign currency available in the market, we may be unable to meet any foreign currency payment obligations.

If inflation increases significantly in SEA or South Asia countries

Should inflation in SEA or South Asia countries increase significantly, our costs, including our staff costs and transportation are expected to increase. Furthermore, high inflation rates could have an adverse effect on the countries’ economic growth, business climate and dampen consumer purchasing power. As a result, a high inflation rate in SEA or South Asia countries could materially and adversely affect our business, results of operations, financial condition and prospects.

Geopolitical unrest in the regions in which we operate could adversely affect our business

Most of our operations and business activities are conducted in SEA and South Asia countries, whose economies and legal systems remain susceptible to risks associated with an emerging economy and which is subject to higher geopolitical risks than developed countries. Examples include the social unrests in 2014 in Vietnam targeting China-related businesses and ongoing territorial and other disputes between Vietnam and its neighboring countries in Asia. Social and political unrest could give rise to various risks, such as loss of employment and safety and security risks to persons and property. Any such event may in turn have a material and adverse effect on our business, results of operations and financial position.

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Our business may be materially adversely affected by the recent coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which has and is continuing to spread throughout China and other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a “Public Health Emergency of International Concern.” On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a “pandemic”. A significant outbreak of COVID-19 and other infectious diseases could result in a widespread health crisis that could adversely affect the economies and financial markets worldwide.

Substantially all of our revenues are concentrated in Vietnam pending expansion into other markets in SEA and South Asia regions. Consequently, our results of operations will likely be adversely, and may be materially, affected, to the extent that the COVID-19 or any other epidemic harms Vietnam’s economy and society and the global economy in general. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or treat its impact, almost all of which are beyond our control. If the disruptions posed by COVID-19 or other matters of global concern continue for an extensive period of time, the operations of our business may be materially adversely affected.

Regulatory Risks

The payment processing regulatory regimes of the countries in which we operate could have adverse consequences on our business

From time-to-time, governments and regulatory bodies may review the legislation and regulations applied to the payment processing industry in which the Company operates. Such reviews could result in the enactment of new laws and/or the adoption of new regulations in SEA, South Asia, the US or elsewhere, which might adversely impact businesses in those countries in general and consequently, may threaten the Company’s growth prospects. More specifically, the Company is operating in the payment processing industry, which is strictly regulated. Regulation is extensive and designed to protect consumers and the public, while providing standard guidelines for business operations. In the offering of its products, the Company is subject to certain federal and provincial laws and regulations relating to its financial product offerings, including laws and regulations governing such things as Know-Your-Customer (KYC), Anti-Money Laundering (AML), Anti-Terrorist Financing (ATF) and safeguarding the privacy of customers’ personal information. Failure to comply with, or changes to, existing or future laws and regulations could result in significant unforeseen costs and limitations, and could have an adverse impact on the Company’s business, results of operations and/or financial condition.

Regulation of the internet generally could have adverse consequences on our business

We are also subject to general business regulations and laws in SEA and South Asia specifically governing the internet and e-commerce. Existing and future laws and regulations may impede the growth of the Internet, e-commerce or other online services, and increase the cost of providing online services. These regulations and laws may cover sweepstakes, taxation, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, broadband residential Internet access and the characteristics and quality of services. It is not clear how existing laws governing issues such as property ownership, sales, use and other taxes, libel and personal privacy apply to the internet and e-commerce. Unfavorable resolution of these issues may harm our business and results of operations.

Privacy regulations could have adverse consequences on our business

We receive, collect, store, process, transfer, and use personal information and other user data. There are numerous international laws and regulations regarding privacy, data protection, information security, and the collection, storing, sharing, use, processing, transfer, disclosure, and protection of personal information and other content, the scope of which are changing, subject to differing interpretations, and may be inconsistent among countries, or conflict with other laws and regulations. We are also subject to the terms of our privacy policies and obligations to third parties related to privacy, data protection, and information security. We strive to comply with applicable laws, regulations, policies, and other legal obligations relating to privacy, data protection, and information security to the extent possible. However, the regulatory framework for privacy and data protection worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that we do not anticipate or that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Further, any significant change to applicable laws, regulations, or industry practices regarding the collection, use, retention, security, or disclosure of our users’ data, or their interpretation, or any changes regarding the manner in which the express or implied consent of users for the collection, use, retention, or disclosure of such data must be obtained, could increase our costs and require us to modify our services and features, possibly in a material manner, which we may be unable to complete, and may limit our ability to store and process user data or develop new services and features.

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We also expect that there will continue to be new laws, regulations, and industry standards concerning privacy, data protection, and information security proposed and enacted in various jurisdictions.

Any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to users or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection, or information security may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise have an adverse effect on our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our users may limit the adoption and use of, and reduce the overall demand for, our Platform.

Additionally, if third parties we work with violate applicable laws, regulations, or agreements, such violations may put our users’ data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise have an adverse effect on our reputation and business. Further, public scrutiny of or complaints about technology companies or their data handling or data protection practices, even if unrelated to our business, industry, or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

Regulation of bonus cards could have adverse consequences on our business

Our platform’s payment system inevitably provides our customers with bonuses that may or may not be deemed gift certificates, store gift cards, general-use prepaid cards, or other vouchers, or “gift cards”, subject to, various laws of multiple jurisdictions. Many of these laws include specific disclosure requirements and prohibitions or limitations on the use of expiration dates and the imposition of certain fees. Various companies that provided deal products similar to ours around the world are currently or were defendants in purported class action lawsuits.

The application of various other laws and regulations to our products is uncertain. These include laws and regulations pertaining to unclaimed and abandoned property, partial redemption, revenue-sharing restrictions on certain trade groups and professions, sales and other local taxes and the sale of alcoholic beverages. In addition, we may become, or be determined to be, subject to United States federal or state laws or laws in SEA or South Asia countries we operate regulating money transmitters or aimed at preventing money laundering or terrorist financing, including the Bank Secrecy Act, the USA PATRIOT Act and other similar future laws or regulations in the United States and in the applicable SEA or South Asia countries.

If we become subject to claims or are required to alter our business practices as a result of current or future laws and regulations, our revenue could decrease, our costs could increase and our business could otherwise be harmed. In addition, the costs and expenses associated with defending any actions related to such additional laws and regulations and any payments of related penalties, fines, judgments or settlements could harm our business.

The Requirements of Being a Public Company

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act”, the Sarbanes-Oxley Act, the Dodd-Frank Act, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results. We may need to hire more employees in the future to comply with these requirements, which will increase our costs and expenses.

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In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and Remuneration Committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in increased threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results.

We may be exposed to liabilities under the Foreign Corrupt Practices Act, and any determination that we violated the Foreign Corrupt Practices Act could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We have operations, agreements with third parties and make sales in Asia, which may experience corruption. Our activities in Asia create the risk of unauthorized payments or offers of payments by one of the employees, consultants or agents of our company, because these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. Also, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, sales agents or distributors of our Company may engage in conduct for which we might be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Risk of litigation

The Company and/or its directors and officers may be subject to a variety of civil or other legal proceedings, with or without merit. From time to time in the ordinary course of its business, we may become involved in various legal proceedings, including commercial, employment and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources and cause us to incur significant expenses. Furthermore, because litigation is inherently unpredictable, the results of any such actions may have a material adverse effect on our business, operating results or financial condition.

Even if the claims are without merit, the costs associated with defending these types of claims may be substantial, both in terms of time, money, and management distraction. In particular, patent and other intellectual property litigation may be protracted and expensive, and the results are difficult to predict and may require us to stop offering certain features, purchase licenses or modify our products and features while we develop non-infringing substitutes or may result in significant settlement costs. We do not own any patents, and, therefore, may be unable to deter competitors or others from pursuing patent or other intellectual property infringement claims against us.

The results of litigation and claims to which we may be subject cannot be predicted with certainty. Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our business, results or operations and reputation.

Our financial statements have been prepared on a going-concern basis and our continued operations are in doubt

The financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. Our future operations are dependent upon the identification and successful completion of equity or debt financing and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that we will be successful in completing an equity or debt financing or in achieving profitability.

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We face potential liability and expense for legal claims based on the content on our Platform

We face potential liability and expense for legal claims relating to the information that we publish on our website and our Platform, including claims for defamation, libel, negligence and copyright or trademark infringement, among others. For example, businesses in the past have claimed, and may in the future claim, that we are responsible for defamatory reviews posted by our users. We expect claims like these to continue, and potentially increase in proportion to the amount of content on our Platform. These claims could divert management time and attention away from our business and result in significant costs to investigate and defend, regardless of the merits of the claims. In some instances, we may elect or be compelled to remove content or may be forced to pay substantial damages if we are unsuccessful in our efforts to defend against these claims. If we elect or are compelled to remove valuable content from our website or mobile app, our Platform may become less useful to consumers and our traffic may decline, which could have a negative impact on our business and financial performance.

Protection of Intellectual Property Rights

The future success of our business is dependent upon the intellectual property rights surrounding the technology, including trade secrets, know-how and continuing technological innovation. Although we will seek to protect our proprietary rights, our actions may be inadequate to protect any proprietary rights or to prevent others from claiming violations of their proprietary rights. There can be no assurance that other companies are not investigating or developing other technologies that are similar to our technology. In addition, effective intellectual property protection may be unenforceable or limited in certain countries, and the global nature of the Internet makes it impossible to control the ultimate designation of our technology. Any of these claims, with or without merit, could subject us to costly litigation. If the protection of proprietary rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished. Any of these events could have an adverse effect on our business and financial results.

Effective trade secret, copyright, trademark and domain name protection is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and expenses and the costs of defending our rights. We are seeking to protect our trademarks and domain names in an increasing number of jurisdictions, a process that is expensive and may not be successful or which we may not pursue in every location. Litigation may be necessary to enforce our intellectual property rights, protect our respective trade secrets or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business and operating results. We may incur significant costs in enforcing our trademarks against those who attempt to imitate our brand. If we fail to maintain, protect and enhance our intellectual property rights, our business and operating results may be harmed.

Risks Related to this Offering

Our management will have broad discretion over the use of any net proceeds from this offering and you may not agree with how we use the proceeds, and the proceeds may not be invested successfully.

Our management will have broad discretion as to the use of any net proceeds from this offering and could use them for purposes other than those contemplated at the time of this offering and in ways that do not necessarily improve our results of operations or enhance the value of our common stock. Accordingly, you will be relying on the judgment of our management with regard to the use of any proceeds from this offering and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return for you.

Investors in this offering may experience future dilution as a result of this and future equity offerings.

In order to raise additional capital, we may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock. Investors purchasing our shares or other securities in the future could have rights superior to existing common stockholders, and the price per share at which we sell additional shares of our common stock or other securities convertible into or exchangeable for our common stock in future transactions may be higher or lower than the price per share in this offering.

Sales of a significant number of shares of our common stock in the public markets, or the perception that such sales could occur, could depress the market price of our common stock.

Sales of a substantial number of shares of our common stock in the public markets could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common stock would have on the market price of our common stock.

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Existing Shareholders may sell significant quantities of common stock

The existing shareholders and the holders of our Preferred Stock, which automatically convert into shares of our common stock upon completion of this offering, will own % of our common stock following the successful completion of this offering. Notwithstanding that certain officers and directors who are shareholders will be locked up for a period of 180 days following the completion of this offering, they may have acquired their shares at a lower price than that of this offering. Accordingly, they may be incentivized to sell all or part of their holdings as soon as any applicable transfer restrictions have ended and such sales could have a negative impact on the market price of our common stock.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Several analysts may cover our stock. If one or more of those analysts downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Risks Relating to Ownership of Our Securities.

There is no active public trading market for our common stock and we cannot assure you that an active trading market will develop in the near future.

Our common stock is not quoted in the over-the-counter markets and is not listed on any stock exchange and there is currently no active trading in our securities. We will apply to have our common stock listed on the Nasdaq Capital Market under the symbol “SOPA” which listing is a condition to this offering. We cannot assure you that an active trading market for our common stock will develop in the future due to a number of factors, including the fact that we are a small company that is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. We cannot give you any assurance that an active public trading market for our common stock will develop or be sustained. You may not be able to liquidate your shares quickly or at the market price if trading in our common stock is not active.

The public price of our common stock may be volatile, and could, following a sale decline significantly and rapidly.

The initial public offering price for the shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The market price of our common stock may decline below the initial offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in the offering, or at all. Following this Offering, the public price of our common stock in the secondary market will be determined by private buy and sell transaction orders collected from broker-dealers.

We may not be able to satisfy listing requirements of Nasdaq to maintain a listing of our common stock.

If our common stock is listed on Nasdaq, we must meet certain financial and liquidity criteria to maintain such listing. If we violate the maintenance requirements for continued listing of our common stock, our common stock may be delisted. In addition, our board may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from Nasdaq may materially impair our stockholders’ ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. In addition, the delisting of our common stock could significantly impair our ability to raise capital.

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This offering has not been reviewed by independent professionals.

We have not retained any independent professionals to review or comment on this prospectus or otherwise protect the interest of the investors hereunder. Although we have retained our own counsel, neither such counsel nor any other counsel has made, on behalf of the investors, any independent examination of any factual matters represented by management herein. Therefore, for purposes of making a decision to purchase our common stock, you should not rely on our counsel with respect to any matters herein described. Prospective investors are strongly urged to rely on the advice of their own legal counsel and advisors in making a determination to purchase our shares of common stock.

There has been no public market for our common stock prior to this offering, and an active market in which investors can resell their shares may not develop.

Prior to this offering, there has been no public market for our common stock. All investments in securities involve the risk of loss of capital. No guarantee or representation is made that an investor will receive a return of its capital. The value of our common stock can be adversely affected by a variety of factors, including development problems, regulatory issues, technical issues, commercial challenges, competition, legislation, government intervention, industry developments and trends, and general business and economic conditions. We cannot predict the extent to which an active market for our common stock will develop or be sustained after this Offering, or how the development of such a market might affect the market price of our common stock.

Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us.

We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management’s assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management’s assessment of our internal controls over financial reporting or disclosure of our public accounting firm’s attestation to or report on management’s assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, no system of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may become inadequate because of changes in conditions or the degree of compliance with policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

At present, we believe that we have effective internal controls in place. However, our management, including our Chief Executive Officer, cannot guarantee that our internal controls and disclosure controls that we have in place will prevent all possible errors, mistakes or all fraud.

Our financial controls and procedures may not be sufficient to ensure timely and reliable reporting of financial information, which, as a public company, could materially harm our stock price.

We require significant financial resources to maintain our public reporting status. We cannot assure you we will be able to maintain adequate resources to ensure that we will not have any future material weakness in our system of internal controls. The effectiveness of our controls and procedures may in the future be limited by a variety of factors including:

•	faulty human judgment and simple errors, omissions or mistakes;
•	fraudulent action of an individual or collusion of two or more people;
•	inappropriate management override of procedures; and
•	the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial information.
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Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Despite these controls, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives. Furthermore, smaller reporting companies like us face additional limitations. Smaller reporting companies employ fewer individuals and can find it difficult to employ resources for complicated transactions and effective risk management. Additionally, smaller reporting companies tend to utilize general accounting software packages that lack a rigorous set of software controls.

If we fail to have effective controls and procedures for financial reporting in place, we could be unable to provide timely and accurate financial information and be subject to investigation by the Securities and Exchange Commission and civil or criminal sanctions.

We must implement additional and expensive procedures and controls in order to grow our business and organization and to satisfy new reporting requirements, which will increase our costs and require additional management resources.

Upon becoming a fully public reporting company, we will be required to comply with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the related rules and regulations of the SEC, including the requirements that we maintain disclosure controls and procedures and adequate internal control over financial reporting. In the future, if our securities are listed on a national exchange, we may also be required to comply with marketplace rules and heightened corporate governance standards. Compliance with the Sarbanes-Oxley Act and other SEC and national exchange requirements will increase our costs and require additional management resources. We recently have begun upgrading our procedures and controls and will need to continue to implement additional procedures and controls as we grow our business and organization and to satisfy new reporting requirements. If we are unable to complete the required assessment as to the adequacy of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act or if we fail to maintain internal control over financial reporting, our ability to produce timely, accurate and reliable periodic financial statements could be impaired.

If we do not maintain adequate internal control over financial reporting, investors could lose confidence in the accuracy of our periodic reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Additionally, our ability to obtain additional financing could be impaired or a lack of investor confidence in the reliability and accuracy of our public reporting could cause our stock price to decline.

We are an “emerging growth company” under the JOBS Act of 2012 and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are not applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933 (the “Securities Act”) for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.

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We will remain an “emerging growth company” until the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act, although we will lose that status sooner if our revenues exceed $1.07 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last day of our most recently completed second fiscal quarter.

Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

We have not paid dividends in the past and do not expect to pay dividends in the future, and any return on investment may be limited to the value of our stock.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. We currently intend to retain any future earnings to support the development of our business and do not anticipate paying cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including, but not limited to, our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. In addition, our ability to pay dividends on our common stock may be limited by Nevada state law. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their investment. Investors seeking cash dividends should not purchase our common stock.

We will indemnify and hold harmless our officers and directors to the maximum extent permitted by Nevada law.

Our bylaws provide that we will indemnify and hold harmless our officers and directors against claims arising from our activities, to the fullest extent not prohibited by Nevada law. If we were called upon to perform under our indemnification agreement, then the portion of our assets expended for such purpose would reduce the amount otherwise available for our business.

You should consult your own independent tax advisor regarding any tax matters arising with respect to the securities offered in connection with this offering.

Participation in this offering could result in various tax-related consequences for investors. All prospective purchasers of the securities are advised to consult their own independent tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences relevant to the purchase, ownership and disposition of the securities in their particular situations.

IRS CIRCULAR 230 DISCLOSURE: TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY U.S. TAX ADVICE CONTAINED HEREIN (INCLUDING ANY ATTACHMENTS) IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE INTERNAL REVENUE CODE. IN ADDITION, ANY U.S. TAX ADVICE CONTAINED HEREIN (INCLUDING ANY ATTACHMENTS) IS WRITTEN TO SUPPORT THE “PROMOTION OR MARKETING” OF THE MATTER(S) ADDRESSED HEREIN. YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM YOUR OWN INDEPENDENT TAX ADVISOR.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS FILING, POTENTIAL INVESTORS SHOULD KEEP IN MIND THAT OTHER POSSIBLE RISKS MAY ADVERSELY IMPACT THE COMPANY’S BUSINESS OPERATIONS AND THE VALUE OF THE COMPANY’S SECURITIES.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” Forward-looking statements reflect the current view about future events. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “plan,” or the negative of these terms and similar expressions, as they relate to us or our management, identify forward-looking statements. Such statements, include, but are not limited to, statements contained in this prospectus relating to our business strategy, our future operating results and liquidity and capital resources outlook. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward–looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees of assurance of future performance. We caution you therefore against relying on any of these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, without limitation:

1.	Our ability to effectively operate our business segments;
2.	Our ability to manage our research, development, expansion, growth and operating expenses;
3.	Our ability to evaluate and measure our business, prospects and performance metrics;
4.	Our ability to compete, directly and indirectly, and succeed in the highly competitive and evolving ridesharing industry;
5.	Our ability to respond and adapt to changes in technology and customer behavior;
6.	Our ability to protect our intellectual property and to develop, maintain and enhance a strong brand; and
7.	other factors (including the risks contained in the section of this prospectus entitled “Risk Factors”) relating to our industry, our operations and results of operations.

Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned.

Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

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USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $ (or approximately $ if the underwriters’ option to purchase additional shares is exercised in full) from the sale of the common stock offered by us in this offering, based on an assumed public offering price of $ per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, increase our visibility in the marketplace and create a public market for our common stock. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. However, we currently intend to use the net proceeds to us from this offering to hire additional employees, including executive officers and sales professionals and for general corporate purposes, including working capital and sales and marketing activities.

The table below sets forth the manner in which we expect to use the net proceeds we receive from this offering. All amounts included in the table below are estimates.

Description	Amount
Marketing expenses for platforms
Operation of data centers
Operation of call center
Operation of logistic centers
Leasing technology platforms
In house studio
Society Points rollout
Acquisitions of e-commerce platforms in SEA and Indian sub-continent
Hiring of additional employees, including executive officers, software developers, logistics operations staff, sales and marketing professionals
Working capital
Total	$

The foregoing information is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Pending these uses, we intend to invest the net proceeds of this offering in a money market or other interest-bearing account.

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MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is not listed on any stock exchange or over-the-counter market or quotation system. There is currently no active trading market in our common stock. We intend to apply to have our common stock listed on the Nasdaq Capital Market under the symbol “SOPA,” which listing is a condition to this offering. There can be no assurance that our listing application will be approved. For more information see the section “Risk Factors.”

As of February 11, 2021, we have 19,659,000 shares of our common stock (excludes 7,343,000shares of our common stock which will be issued upon the automatic conversion of our preferred stock upon the consummation of this offering and 2,124,750 shares of our common stock which will be issued upon ) issued and outstanding and held by 20 stockholders of record.

We also have outstanding as of February 11, 2021:

•	8,000 shares of Series A Preferred Stock, par value $0.0001 and stated value $1,000 per share;
•	247,798 shares of Series B Preferred Stock, par value $0.0001 and stated value $1,336 per share;
•	30,160 shares of Series B-1 Preferred Stock, par value $0.0001 and stated value $2,917 per share;
•	340 shares of Series C Preferred Stock, par value $0.0001 and stated value $5,763 per share;
•	5,676 shares of Series C-1 Preferred Stock, par value $0.0001 and stated value of $420 per share.

As of February 11, 2021, we have 2,833 warrants which convert into 2,833 Series C-1 Preferred Stock, par value $0.0001 and stated value of $420 per share.

Dividends

We have not declared any cash dividends since inception and we do not anticipate paying any dividends in the foreseeable future. Instead, we anticipate that all of our earnings will be used to provide working capital, to support our operations, and to finance the growth and development of our business, including potentially the acquisition of, or investment in, businesses, technologies or products that complement our existing business. The payment of dividends is within the discretion of the board of directors and will depend on our earnings, capital requirements, financial condition, prospects, applicable Nevada law, which provides that dividends are only payable out of surplus or current net profits, and other factors our board might deem relevant. There are no restrictions that currently limit our ability to pay dividends on our common stock other than those generally imposed by applicable state law.

Securities Authorized for Issuance under Equity Compensation Plan

We have set aside 10% of the outstanding share capital at time of our IPO for employee stock option plan for our key management and staff. There have been no issuances under the plan.

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CAPITALIZATION

The following table sets forth our consolidated cash and capitalization, as of September 30, 2020. Such information is set forth on the following basis:

Actual

on a pro forma bases giving effect to the issuance of 245,250 shares of Series BPreferred Stock in February 2021 and 30,000 shares of Series B-1 Preferred Stock.

on a pro forma as adjusted basis giving effect to (i) the sale of shares of common stock by us in this offering at an assumed public offering price of $ per share after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the issuance of shares of common stock by us upon conversion of our preferred stock upon the completion of this offering.

You should read the following table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included in this prospectus.

The pro forma as adjusted information set forth below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

	Actual	Pro Forma	Pro forma, as adjusted
Cash	$—	$—	$—
Short term liabilities, including deferred revenue due within one year	$—	$—	$—
Total liabilities including lease obligations - net of current portion	$—	$—	$—

Stockholders’ equity:
Common stock, $0.0001 par value, 95,000,000 shares authorized, 19,659,000 shares outstanding actual, shares outstanding pro forma and 29,502,000 shares outstanding as adjusted(1)
Preferred stock, $0.0001 par value, 5,000,000 shares authorized;
Series A Preferred Stock, 50,000 shares authorized, 8,000 shares outstanding
Series B Preferred Stock, 50,000 shares authorized, 2,548 shares outstanding
Series B-1 Preferred Stock, 50,000 shares authorized, 160 shares outstanding
Series C Preferred Stock, 50,000 shares authorized, 340 shares outstanding Series C-1 Preferred Stock 50,000 shares authorized, 5,676 shares outstanding
Additional paid-in capital
Retained earnings (deficit)

Total stockholders’ equity
Total capitalization	$—	$—	$—

(1)	The number of issued and outstanding shares as of September 30, 2020 on a pro forma as adjusted basis excludes shares of common stock issuable upon the exercise of the underwriter’s overallotment option; Does not include (i) shares of common stock issuable upon the exercise of the underwriters’ warrants ( shares if the underwriters exercise their option to purchase additional shares in full) ; or (ii) 2,124,750 shares of common stock that are underlying 2,833 shares of Series C-1 Preferred Stock that are underlying warrants that are exercisable any time until June 20, 2021 at an exercise price of $420 per share.

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DILUTION

Purchasers of our common stock in this offering will experience an immediate and substantial dilution in the as adjusted net tangible book value of their shares of common stock. Dilution in as adjusted net tangible book value represents the difference between the public offering price per share and the as adjusted net tangible book value per share of our common stock immediately after the offering.

The historical net tangible book value of our common stock as of September 30, 2020, was $[*] or $[*] per share. Historical net tangible book value per share of our common stock represents our total tangible assets (total assets less intangible assets) less total liabilities divided by the number of shares of common stock outstanding as of that date. After giving effect to the sale of shares in this offering at an assumed initial public offering price of $[*] per share for net proceeds of approximately $[*] and the issuance of [*] shares, having an assumed value of $[*] per share, upon conversion of the convertible preferred stock at the consummation of this offering and such share issuances had occurred as of September 30, 2020, our pro forma net tangible book value as of September 30, 2020 would have been $[*] or approximately $[*] per share of our common stock. This represents an immediate increase in as adjusted pro forma, net tangible book value per share of $[*] to the existing stockholders and an immediate dilution in as adjusted pro forma net tangible book value per share of $[*] to new investors who purchase shares of common stock in the offering. The following table illustrates this per share dilution to new investors:

Public offering price per share	$
Historical net tangible book value per share as of September 30, 2020
Increase in as adjusted pro forma net tangible book value per share attributable to the offering
Pro forma net tangible book value (deficit) per share as of September 30, 2020
Dilution in net tangible book value per share to new investors

After completion of this offering, our existing stockholders would own approximately % and our new investors would own approximately % of the total number of shares of our common stock outstanding after this offering.

To the extent that outstanding options or warrants are exercised, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

Capitalization Table

	Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent	Per Share
Existing stockholders		%
New Investors		%
%

(1)	Includes the automatic conversion of the outstanding preferred stock into 7,343,000 shares of common stock upon consummation of this offering.
34

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain statements made in this prospectus are “forward-looking statements” regarding the plans and objectives of management for future operations. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the “Company” to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements included herein are based on current expectations that involve numerous risks and uncertainties. The Company’s plans and objectives are based, in part, on assumptions involving the continued expansion of business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes its assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and therefore, there can be no assurance the forward-looking statements included in this prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and in other parts of this prospectus. Our fiscal year ends on December 31.

Overview

We operate e-commerce platforms through our direct and indirect wholly-owned subsidiaries, including but not limited to Society Technology LLC, SoPa Technology Pte Ltd, SoPa Cognitive Analytics Pte Ltd, Sopa Technology Co Ltd, HOTTAB Pte Ltd and HOTTAB Vietnam Co Ltd. Along with HOTTAB Asset Vietnam Co Ltd (currently wholly-owned by one employee of HOTTAB Vietnam Co Ltd and contractually operated by HOTTAB Vietnam Co Ltd), these eight companies form the Society Pass Group (the “Group”). The Group currently markets to both consumers and merchants in Vietnam and Nepal, while maintaining an administrative headquarters in Singapore. After the completion of our initial public offering (“IPO”), we intend to expand our e-commerce ecosystem throughout the rest of SEA and South Asia with particular focus on India.

Our ecosystem currently comprises of seven e-commerce interfaces targeting consumers and merchants: SoPa Consumer App, SoPa.asia food & beverage (“F&B”) Marketplace website, #HOTTAB Biz App, #HOTTAB POS App, and Hottab.net admin website (the “Platform”). Our loyalty-focused and data-driven e-commerce marketing interfaces connect consumers with merchants in the F&B and lifestyle sectors, assisting local brick-and-mortar businesses to access new customers and markets to thrive in an increasingly convenience-driven economy. Our Platform integrates with both global and country-specific search engines and applications and accepts international address and phone number data, providing a consumer experience that respects local languages, address formats and customs. Our strategic partners work with us to penetrate local markets, while our Platform allows effortless integration with existing technological applications and websites.

Our consumer facing business consists of our “SoPa” brands. Through our SoPa Consumer App, and SoPa.asia F&B Marketplace website, we provide frictionless online ordering and delivery experience for consumers in the F&B sector. Our consumer facing platforms feature an easy-to-navigate, multi-lingual user interface with multiple integrated payment and delivery options.

Branded as “#HOTTAB”, our merchant facing business helps merchants increase revenues and streamline costs with an online and multilingual store front, fully integrated POS software solution, joint marketing program, payment infrastructure, loyalty administration, customer profile analytics, and SME financing packages. Through #HOTTAB Biz App, #HOTTAB POS and Hottab.net merchant administration website interfaces, #HOTTAB functions both online and offline and facilitates transactions, orders, voucher redemption, and rewards. Merchants only need a smart device in order to quickly access our #HOTTAB product ecosystem. In addition, our Customer Care department provides attentive after-sales service.

We expect our unique merchant agnostic and universal loyalty points, branded as “Society Points,” to create permanent customer loyalty for merchants through the issuance and redemption of Society Points with unique and personalized deals. Upon the expected launch of Society Points in the third quarter 2021, consumers will be able to use our Society Points at merchant locations initially throughout Vietnam and then we expect to expand availability of Society Points throughout SEA and South Asia See “Business —Loyalty Points —Society Points.”

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Impact of the COVID-19 Pandemic

Effects of COVID-19 Outbreak. In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which has and is continuing to spread throughout China and other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a “Public Health Emergency of International Concern.” On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health

Organization characterized the outbreak as a “pandemic”. A significant outbreak of COVID-19 and other infectious diseases could result in a widespread health crisis that could adversely affect the economies and financial markets worldwide

As a result of the COVID-19 outbreak in December 2019 and continuing in the third quarter of 2020, the Company’s businesses, results of operations, financial position and cash flows were adversely affected though the third quarter of 2020 with potential continuing impacts on subsequent periods, including but not limited to the material adverse impact on the Company’s revenues as result of a decline in demand by the Company’s customers.

We are monitoring the global outbreak and spread of the novel strain of coronavirus (COVID-19) and taking steps in an effort to identify and mitigate the adverse impacts on, and risks to, our business posed by its spread and the governmental and community reactions thereto. The spread of COVID-19 has caused us to modify our business practices (including employee travel, employee work locations in certain cases, and cancellation of physical participation in certain meetings, events and conferences), and we expect to take further actions as may be required or recommended by government authorities or as we determine are in the best interests of our employees, customers and other business partners. Due to the speed with which the COVID-19 situation is developing, the global breadth of its spread and the range of governmental and community reactions thereto, there is uncertainty around its duration and ultimate impact; therefore, any negative impact on our overall financial and operating results (including without limitation our liquidity) cannot be reasonably estimated at this time, but the pandemic could lead to extended disruption of economic activity and the impact on our financial and operating results could be material.

Financial Condition

Results of Operations

The following table sets forth certain operational data for the nine months ended September 30, 2020 and 2019:

	Nine Months Ended September 30,
	2020	2019
Revenue, net	$49,680	$—
Cost of revenue	(2,982)	—
Gross profit	46,698	—
Less: operating expenses
Sales and marketing expenses	(3,125)	—
Software development cost	(139,151)	(199,391)
Impairment	(8,778)	(20,000)
General and administrative expenses	(2,367,393)	(3,197,617)
Total operating expenses	(2,518,447)	(3,653,817)
Loss from operations	(2,471,749)	(3,653,817)
Other income (expense):
Interest income	11	—
Interest expense	(36,381)	—
Other income	1,077	—
Total other (expense) income	(35,293)	236,809
Loss before Income Taxes	(2,507,042)	(3,417,008)
Income tax expense	(15,069)	—
Net loss	(2,522,111)	(3,417,008)

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Revenue. We generated revenues of $49,680 and $0 for the nine months ended September 30, 2020 and 2019.  The significant increase is due to acquisition of Hottab Group in November 2019.

During the nine months ended September 30, 2020 and 2019, the following customer accounted for 64% or more of our total net revenues:

	Nine Months ended September 30, 2020		September 30, 2020
	Revenues	Percentage of revenues	Accounts receivable
Aryaduta Hospitality & Leisure Group	$31,6044,8	64%	$—

There was no single customer who exceeded 10% of the Company’s revenue for the nine months ended September 30, 2019.

All of our major customers are located in Vietnam

Cost of Revenue. Cost of revenue for the nine months September 30, 2020, was $2,982, and as a percentage of net revenue, approximately 6.0%. Cost of revenue for the nine months ended September 30, 2019, was $0, and as a percentage of net revenue, approximately 0%. Cost of revenue decreased primarily as a result of the decrease in our business volume.

Gross Profit. We achieved a gross profit of $46,698 and $0 for the nine months ended September 30, 2020 and 2019, respectively. The increase in gross profit is primarily attributable to the acquisition of Hottab Group in November 2019.

Sales and Marketing Expenses (“S&M”). We incurred S&M expenses of $3,125 and $0 for the nine months ended September 30, 2020, and 2019, respectively. The increase in S&M is primarily attributable to the sales in our business volume.

Software Development Cost (“SDC”). We incurred SDC expenses of $139,151 and $199,391 for the nine months ended September 30, 2020, and 2019, respectively. The decrease in SDC is primarily attributable to the restructuring of our technology development team.

Goodwill Impairment Charge (“GIC”). We incurred goodwill impairment charge of $8,778 and $20,000 for the nine months ended September 30, 2020, and 2019, respectively. The decrease is primarily attributable to the decrease in our business volume.

General and Administrative Expenses (“G&A”). We incurred G&A expenses of $2,367,393 and $3,434,426 for the nine months ended September 30, 2020, and 2019, respectively. The decrease in G&A is primarily attributable to the manpower restructuring during the coronavirus (COVID-19) outbreak in 2020.

Income Tax Expense. Our income tax expenses for the nine months ended September 30, 2020 and 2019 was $15,069 and $0, respectively.

Net Income. During the nine months ended September 30, 2020, we incurred a net loss of $2,522,111, as compared to $3,417,008 for the same period ended September 30, 2019. The decrease in net income is primarily attributable to the decrease in our business volume amid the coronavirus (COVID-19) outbreak in 2020.

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Comparison of the Years Ended December 31, 2019 and 2018

The following table sets forth certain operational data for the years indicated:

	Fiscal Years Ended December 31,
	2019	2018
Revenue, net	$10,411	$—
Cost of revenue	(771)	—
Gross profit	9,640	—
Less: operating expenses
Sales and marketing expenses	(22)	—
Software development cost	(289,176)	—
Impairment	(32,396)
Goodwill impairment	(2,798,396)	—
General and administrative expenses	(4,212,348)	(1,460,895)
Total operating expenses	(7,299,942)	(1,460,895)
Loss from operations	(7,290,302)	(1,460,895)
Other income (expense):
Interest income	3	—
Interest expense	(8,129)	—
Other income	—	—
Total other (expense) income	(8,126)	—
Loss before Income Taxes	(7,298,428)	(1,460,895)
Income tax expense	(3,988)	—
Net loss	(7,294,440)	(1,460,895)

Revenue. We generated revenues of $10,411 and $0 for the fiscal years ended December 31, 2019 and 2018.  The decrease in revenue is attributable to the acquisition of Hottab Group in November 2019.

For the year/period ended December 31, 2019 and 2018, the customers who accounted for 10% or more of the Company’s revenues and its outstanding receivable balances at year-end dates, are presented as follows:

	Year ended December 31, 2019		December 31, 2019
	Revenues	Percentage of revenues	Accounts receivable
Indonesian hotel	$7,315	70%	$—

During the period ended December 31, 2018, there is no customer that accounted for more than 10% of total revenue:

Cost of Revenue. Cost of revenue as a percentage of net revenue was approximately 7.4%, or $771, for the fiscal year ended December 31, 2019. Cost of revenue as a percentage of net revenue was approximately 0%, or $0, for the fiscal year ended December 31, 2018.  The increase of cost of revenue as a percentage of net revenue is attributable to the acquisition of HOTTAB in November 2019.

Gross Profit. We achieved a gross profit of $9,640 and $0, for the fiscal years ended December 31, 2019, and 2018, respectively. The increase in gross profit is primarily attributable to the increase in revenues from the acquisition of HOTTAB.

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Sales and Marketing Expenses (“S&M”). We incurred S&M expenses of $22 and $0 for the fiscal years ended December 31, 2019, and 2018, respectively. The increase in S&M is primarily attributable to our post acquisition marketing activity of HOTTAB.

Software Development Cost (“SDC”). We incurred SDC expenses of $289,176 and $0 for the fiscal years ended December 31, 2019, and 2018, respectively. The increase in SDC is primarily attributable to the increased our technology development team in India.

Goodwill Impairment Charge (“GIC”). We incurred goodwill impairment charge of $2,798,396 and $0 for the fiscal years ended December 31, 2019, and 2018, respectively. The increase is primarily attributable to the impairment of goodwill from acquisition of HOTTAB.

On November 11, 2019, the Company completed the acquisition of 100% equity interest of Hottab Pte Limited (the “Acquisition”). The total consideration of the acquisition is 156 shares of series C convertible preferred stock, approximately $900,000, cash consideration $150,000 and additional series C convertible preferred stock approximately $558,000 . The Company accounted for the transaction as an acquisition of a business pursuant to ASC 805, “Business Combinations” (“ASC 805”).

Purchase price allocation:
Fair value of stock at closing	$900,000
Cash paid	75,000

Deferred payments- Cash	71,422
Deferred payment- shares	531,380
Less cash received	(15,337)
Purchase price	$1,562,465

The transaction was accounted for using the acquisition method. Accordingly, goodwill has been measured as the excess of the total consideration over the amounts assigned to the identifiable assets acquired and liabilities assumed based on their preliminary estimated fair values.

The deferred payments of $602,802 were discounted using the yield on a CCC rated corporate debt for 3-month, 6-month and 9-month maturities, respectively. The implied discount is approximately $30,198, which will be amortized over the term on the payments.

The purchase price allocation resulted in $2,766,000 of goodwill, as below:

Acquired assets:
Trade receivables	$6,906
Other receivables	1,857

8,763
Less: Assumed liabilities
Trade payables	39,147
Accrued liabilities and other payable	68,458
Amounts due to related parties	1,080,904
Deferred revenue	23,789

1,212,298
Fair value of net liabilities assumed	(1,203,535)

Goodwill recorded	2,766,000

Cash consideration allocated	$1,562,465

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Under the acquisition method of accounting, the total acquisition consideration price was allocated to the assets acquired and liabilities assumed based on their preliminary estimated fair values. The fair value measurements utilize estimates based on key assumptions of the Acquisition, and historical and current market data. The preliminary allocation of the purchase price is based on the best information available and is pending, amongst other things: (i) the finalization of the valuation of the fair values and useful lives of tangible assets acquired; (ii) the finalization of the valuations and useful lives for the intangible assets acquired; (iii) finalization of the valuation of accounts payable and accrued expenses; and (iv) finalization of the fair value of non-cash consideration.

The Acquisition was accounted for as a business combination in accordance with ASC 805 “Business Combinations”. The Company has allocated the purchase price consideration based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition date and considered a number of factors including valuations from management estimation. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense.

The goodwill is not expected to be deductible for tax purposes. The goodwill is fully impaired during the year ended December 31, 2019.

During the measurement period (which is the period required to obtain all necessary information that existed at the acquisition date, or to conclude that such information is unavailable, not to exceed one year), additional assets or liabilities may be recognized, or there could be changes to the amounts of assets or liabilities previously recognized on a preliminary basis, if new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of these assets or liabilities as of that date.

The amounts of revenue and earnings of the Acquiree included in the Company’s consolidated statements of operations from the acquisition date to the year ended December 31, 2019 are as follows:

Revenue	$10,411
Net loss	$42,863

The following unaudited pro forma information presents the combined results of operations as if the acquisitions had been completed on January 1, 2018.

	Year ended December 31, 2019	Year ended December 31, 2018
Revenue	$77,669	$66,859
Net loss	(7,469,057)	(2,374,995)
Net loss per share	(368.24)	(147.48)

General and Administrative Expenses (“G&A”). We incurred G&A expenses of $4,212,348, and $1,460,895 for the fiscal years ended December 31, 2019, and 2018, respectively. The increase in G&A is primarily attributable to more external professional expenses in support of company’s entry into Vietnam market.

Other Income (Expenses), net. We do not incur any other income for the fiscal year ended December 31, 2019, and for the fiscal year ended December 31, 2018.

Income Tax Expense. We recorded income tax expense of $4,840 and $0 for the fiscal years ended December 31, 2019 and 2018. The increase in our income tax expenses is primarily attributable to our increase in revenues.

Liquidity and Capital Resources

As of December 31, 2019, we had cash and cash equivalents of $606,491, accounts receivable of $10,768, deposits, prepayments and other receivables of $44,210 and inventories of $133.

As of December 31, 2018, we had cash and cash equivalents of $938,569.

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We believe that our current cash and other sources of liquidity discussed below are adequate to support general operations for at least the next 12 months.

The accompanying consolidated financial statements have been prepared using the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company suffered from a working capital deficit and accumulated deficit of $1,650,827 and $8,759,323 at December 31, 2019. The Company incurred a continuous loss of $7,298,428 during the year ended December 31, 2019. These factors raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the date of issuance of this financial statement, without additional debt or equity financing. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders. Management believes the Company is currently pursuing additional financing for its operations. However, there is no assurance that the Company will be successful in securing sufficient funds to sustain the operations.

These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities that may result in the Company not being able to continue as a going concern.

	Nine Months Ended September 30,
	2020	2019
Net cash (used in) provided by operating activities	$(970,647)	$(570,740)
Net cash provided by (used in) investing activities	—	(32,920)
Net cash (used in) provided by financing activities	708,960	350,040
Effect on exchange rate change	16,689	(1,122)
Cash and cash equivalent at beginning of period	606,491	938,569
Cash and cash equivalent at end of period	361,493	683,827

Net Cash Used In Operating Activities.

For the nine months ended September 30, 2020, net cash used in operating activities was $970,647, which consisted primarily of a net loss of $2,522,111, offset by increase in stock based compensation for services of $1,641,877, decrease in accounts receivables of $19,900, an decrease in deposits, prepayments and other receivables of $7,005, an increase in contract liabilities $8,275, decrease in accrued liabilities and other payable of $37,960 income tax payable of $15,069, decrease in advances from related parties of $76,278, increase in depreciation of plant and equipment of $4,447.

For the nine months ended September 30, 2019, net cash provided by operating activities was $570,740, which consisted primarily of net loss of $3,417,008, offset by an increase in share based compensation for services of $2,669,500 and decrease in deposits, prepayment and other receivables of $14,568, increase in accounts payable and accrued liabilities of $427,169 and decrease in advance to related parties of $285,833.

We expect to continue to rely on cash generated through financing from our existing shareholders and private placements of our securities, however, to finance our operations and future acquisitions.

Net Cash Provided By (Used In) Investing Activities.

For the nine months ended September 30, 2020, there is no cash impact on investing activities.

For the nine months ended September 30, 2019, there is net cash of $32,920 used in investing activities.

Net Cash Provided By Financing Activities.

For the nine months ended September 30, 2020, net cash provided by financing activities was $708,960, consisting primarily of funds raised from shareholders of the Company.

For the nine months ended September 30, 2019, net cash provided by financing activities was $350,040, consisting primarily of funds raised from Series B round of fund raising.

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Off-Balance Sheet Arrangements

We have no outstanding off-balance sheet guarantees, interest rate swap transactions or foreign currency contracts.  We do not engage in trading activities involving non-exchange traded contracts.

Critical Accounting Policies and Estimate

• Basis of presentation

These accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

• Use of estimates and assumptions

In preparing these consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and revenues and expenses during the years reported. Actual results may differ from these estimates. If actual results significantly differ from the Company’s estimates, the Company’s financial condition and results of operations could be materially impacted. Significant estimates in the year/period include the allowance for doubtful accounts on accounts and other receivables, assumptions used in assessing right of use assets, imputed interest on due to related parties, impairment of long-term assets, business acquisition allocation of purchase consideration, and deferred tax valuation allowance.

• Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

• Cash and cash equivalents

Cash and cash equivalents are carried at cost and represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less as of the purchase date of such investments.

The Company currently has bank deposits with financial institutions in the U.S. which does not exceed FDIC insurance limits. FDIC insurance provides protection for bank deposits up to $250,000. In addition, the Company has uninsured bank deposits with a financial institution outside the U.S. All uninsured bank deposits are held at high quality credit institutions.

• Accounts receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest, which are due within contractual payment terms, generally 30 to 90 days from completion of service. Credit is extended based on evaluation of a customer's financial condition, the customer credit-worthiness and their payment history. Accounts receivable outstanding longer than the contractual payment terms are considered past due. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. At the end of fiscal year, the Company specifically evaluates individual customer’s financial condition, credit history, and the current economic conditions to monitor the progress of the collection of accounts receivables. The Company considers the allowance for doubtful accounts for any estimated losses resulting from the inability of its customers to make required payments. For the receivables that are past due or not being paid according to payment terms, the appropriate actions are taken to exhaust all means of collection, including seeking legal resolution in a court of law. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

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• Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined on a first-in-first-out method. Costs include hardware equipment and peripheral costs which are purchased from the Company’s suppliers as merchanized goods. The Company provides inventory allowances based on excess and obsolete inventories determined principally by customer demand.

• Impairment of long-lived assets

In accordance with the provisions of ASC Topic 360, “Impairment or Disposal of Long-Lived Assets”, all long-lived assets such as plant and equipment held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. There has been no impairment charge for the years presented.

• Revenue recognition

The Company adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). Under ASU 2014-09, the Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfils its obligations under each of its agreements:

•	identify the contract with a customer;
•	identify the performance obligations in the contract;
•	determine the transaction price;
•	allocate the transaction price to performance obligations in the contract; and
•	recognize revenue as the performance obligation is satisfied.

Hardware Product Revenues — the Company generally is involved with the sale of on-premise appliances and end-point devices. The single performance obligation is to transfer the hardware product (which is to be installed with its licensed software integral to the functionality of the hardware product). The entire transaction price is allocated to the hardware product and is generally recognized as revenue at the time of delivery because the customer obtains control of the product at that point in time. It is concluded that control generally transfers at that point in time because the customer has title to the hardware, physical possession, and a present obligation to pay for the hardware. Payments for hardware contracts are generally due 30 to 90 days after shipment of the hardware product.

The Company records revenues from the sales of third-party products on a “gross” basis pursuant to ASC 606-10 Revenue Recognition – Revenue from Contracts with Customers, when the Company control the specified good before it is transferred to the end customer and have the risks and rewards as principal in the transaction, such as responsibility for fulfillment, retaining the risk for collection, and establishing the price of the products. If these indicators have not been met, or if indicators of net revenue reporting specified in ASC 606-10 are present in the arrangement, revenue is recognized net of related direct costs.

Software License Revenues — The Company’s performance obligation includes providing connectivity to software, generally through a monthly subscription, where the Company typically satisfies its performance obligations prior to the submission of invoices to the customer for such services. The Company’s software sale arrangements grant customers the the right to access and use the software products which are to be installed with the relevant hardware for connectivity at the outset of an arrangement, and to be entitled to both technical support and software upgrades and enhancements during the term of the agreement. The term of the subscription period is generally 12 months, with the automatic renewal of another one year, and the subscription license service is billed monthly, quarterly or annually. Sales are generally recorded in the month the service is provided. For clients who are billed on an annual basis, deferred revenue is recorded and amortized over the life of the contract. Payments are generally due 30 to 90 days after delivery of the software licenses.

The Company records its revenues, net of value added taxes (“VAT”). The Company is subject to VAT which is levied on the majority of the hardware products at the rate of 10% on the invoiced value of sales.

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• Contract assets

In accordance with ASC 606-10-45-3, contract asset is when the Company’s right to payment for goods and services already transferred to a customer if that right to payment is conditional on something other than the passage of time. The Company will recognize a contract asset when it has fulfilled a contract obligation but must perform other obligations before being entitled to payment.

• Contract liabilities

In accordance with ASC 606-10-45-2, A contract liability is Company’s obligation to transfer goods or services to a customer when the customer prepays consideration or when the customer’s consideration is due for goods and services that the Company will yet provide whichever happens earlier.

Contract liabilities represent amounts collected from, or invoiced to, customers in excess of revenues recognized, primarily from the billing of annual subscription agreements. The value of Contract liabilities will increase or decrease based on the timing of invoices and recognition of revenue.

• Contract costs

Under ASC-606, the Company applies the following three steps in order to evaluate the costs to be capitalized as it fulfils following three criteria:

•	Incremental costs directly related to a specific contract;
•	Costs that generate or enhance resources of the company that will be used to satisfy performance of the terms of the contract; and
•	Costs that are expected to be recovered from the customer.

• Software development costs

In accordance with the relevant FASB accounting guidance regarding the development of software to be sold, leased, or marketed, the Company expenses such costs as they are incurred until technological feasibility has been established, at and after which time these costs are capitalized until the product is available for general release to customers. Once the technological feasibility is established per ASC 985-20, the Company capitalizes costs associated with the acquisition or development of major software for internal and external use in the balance sheet. Costs incurred to enhance the Company’s software products, after general market release of the services using the products, is expensed in the period they are incurred. The Company only capitalizes subsequent additions, modifications or upgrades to internally developed software to the extent that such changes allow the software to perform a task it previously did not perform. The Company also expenses website costs as incurred.

Research and development expenditures in the development of its own software are charged to operations as incurred. Based on the software development process, technological feasibility is established upon completion of a working model, which also requires certification and extensive testing. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release are immaterial.

• Product warranties

The Company’s provision for estimated future warranty costs is based upon historical relationship of warranty claims to sales. Based upon historical sales trends and warranties provided by the Company’s suppliers, the Company has concluded that no warranty liability is required as of December 31, 2019 and 2018. To date, product allowance and returns have been minimal and, based on its experience, the Company believes that returns of its products will continue to be minimal.

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• Shipping and handling costs

No shipping and handling costs are associated with the distribution of the products to the customers which are borne by the Company’s suppliers or distributors.

• Sales and marketing

Sales and marketing expenses include payroll, employee benefits and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs. Advertising costs are expensed as incurred.

• Income tax

The Company adopted the ASC 740 Income Tax provisions of paragraph 740-10-25-13, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements. Under paragraph 740-10-25-13, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. Paragraph 740-10-25-13 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of paragraph 740-10-25-13.

The estimated future tax effects of temporary differences between the tax basis of assets and liabilities are reported in the accompanying balance sheets, as well as tax credit carry-backs and carry-forwards. The Company periodically reviews the recoverability of deferred tax assets recorded on its balance sheets and provides valuation allowances as management deems necessary.

The Company and its wholly-owned foreign subsidiaries, are subject to income taxes in the jurisdictions in which it operates. Significant judgment is required in determining the provision for income tax. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the carrying amounts, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

• Uncertain tax positions

The Company did not take any uncertain tax positions and had no adjustments to its income tax liabilities or benefits pursuant to the ASC 740 provisions of Section 740-10-25 for the year/period ended December 31, 2019 and 2018.

• Foreign currencies translation and transactions

The reporting currency of the Company is United States Dollar ("US$") and the accompanying consolidated financial statements have been expressed in US$. In addition, the Company’s subsidiary is operating in the Republic of Vietnam and India and maintains its books and record in its local currency, Vietnam Dong (“VND”) and Indian Rupee (“INR), respectively, which are the functional currency as being the primary currency of the economic environment in which their operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Shareholders’ equity is translated using the historical rates. Revenues and expenses are translated at average rates prevailing during the year. The gains and losses resulting from translation of financial statements of foreign subsidiary are recorded as a separate component of accumulated other comprehensive income within the statements of changes in shareholder’s equity.

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

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• Comprehensive income

ASC Topic 220, “Comprehensive Income”, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying consolidated statements of changes in shareholders’ equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

• Leases

The Company adopted Topic 842, Leases (“ASC 842”), using the modified retrospective approach through a cumulative-effect adjustment and utilizing the effective date of June 22, 2018 (date of inception) as its date of initial application.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in the consolidated balance sheets.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

In accordance with the guidance in ASC 842, components of a lease should be split into three categories: lease components (e.g. land, building, etc.), non-lease components (e.g. common area maintenance, consumables, etc.), and non-components (e.g. property taxes, insurance, etc.). Subsequently, the fixed and in-substance fixed contract consideration (including any related to non-components) must be allocated based on the respective relative fair values to the lease components and non-lease components.

• Related parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

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The consolidated financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

• Commitments and contingencies

The Company follows the ASC 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

• Fair value of financial instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and has adopted paragraph 820-10-35-37 of the FASB Accounting Standards Codification (“Paragraph 820-10-35-37”) to measure the fair value of its financial instruments. Paragraph 820-10-35-37 of the FASB Accounting Standards Codification establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, paragraph 820-10-35-37 of the FASB Accounting Standards Codification establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by paragraph 820-10-35-37 of the FASB Accounting Standards Codification are described below:

Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3	Pricing inputs that are generally observable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

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The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amounts of the Company’s financial assets and liabilities, such as cash and cash equivalents, accounts receivable, deposits, prepayments and other receivables, contract liabilities, accrued liabilities and other payables and amounts due to related parties and operating lease liabilities, approximate their fair values because of the short maturity of these instruments.

• Cost of goods sold

Cost of good sold consists of the cost of hardware, software and payroll, which are directly attributable to the sales of products.

• Share-based compensation

The Company follows ASC 718, Compensation —Stock Compensation (“ASC 718”), which requires the measurement and recognition of compensation expense for all share-based payment awards, including restricted stock units, based on estimated grant date fair values. Restricted stock units are valued using the market price of the Company’s common shares on the date of grant. The Company records compensation expense, net of estimated forfeitures, over the requisite service period.

Awards classified in equity under ASC 718 that may be subject to temporary equity classification include:

Shares with a repurchase feature that the employee can exercise only after the shares have been vested for at least six months, as well as options on such shares.

Shares that have a contingent repurchase feature that is outside the control of the employee and the entity if it is currently probable that the contingency would not occur. Examples include shares redeemable only on the occurrence of a liquidity event, such as a change of control.

Options that have a contingent cash-settlement provision not within the employee’s or the entity’s control if it is not currently probable that the contingency would occur.

• Business combinations

The Company follows ASC 805, Business Combinations (“ASC 805”) and ASC 810-10-65, Consolidation. ASC 805 requires most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at “fair value.” The statement applies to all business combinations, including combinations among mutual entities and combinations by contract alone. Under ASC 805, all business combinations are accounted for by applying the acquisition method. Accounting for goodwill requires significant management estimates and judgment. Management performs periodic reviews of the carrying value of goodwill to determine whether events and circumstances indicate that an impairment in value may have occurred. A variety of factors could cause the carrying value of goodwill to become impaired. A write-down of the carrying value of goodwill could result in a non-cash charge, which could have an adverse effect on the Company’s results of operations.

• Earning per share

Basic per share amounts are calculated using the weighted average common shares outstanding during the year, excluding unvested restricted stock units. The Company use the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only “in the money” dilutive instruments impact the diluted calculations in computing diluted earnings per share. Diluted calculations reflect the weighted average incremental common shares that would be issued upon exercise of dilutive options assuming the proceeds would be used to repurchase shares at average market prices for the period.

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• Segment reporting

ASC Topic 280, “Segment Reporting” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about geographical areas, business segments and major customers in consolidated financial statements. For the year/period ended December 31, 2019 and 2018, the Company and its subsidiaries operates in one reportable operating segment in Vietnam and Indonesia.

• Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

Accounting Standards Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (“ASU 2016-02”) in order to increase transparency and comparability among organizations by recognizing right-of-use assets and lease liabilities on the balance sheet for those leases classified as operating leases under previous generally accepted accounting principles. ASU 2016-02 requires a lessee to recognize a lease liability for future lease payments and a right-of-use asset representing the right to use the underlying asset for the lease term on the balance sheet for most lease arrangements. The new standard also changes many key definitions, including the definition of a lease. The new standard includes a short-term lease exception for leases with a term of 12 months or less, as part of which a lessee can make an accounting policy election not to recognize right-of-use assets and lease liabilities. Lessees will continue to differentiate between finance leases (previously referred to as capital leases) and operating leases using classification criteria that are substantially similar to the previous guidance in ASC 840.

ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 (including interim periods within those periods) and early adoption is permitted. In August 2018, the FASB issued ASU 2018-11, Leases, Targeted Improvements, which provides a new transition option in which an entity initially applies ASU 2016-02 at the adoption date and recognizes a cumulative-effect adjustment in the period of adoption. Prior period comparative balances will not be adjusted. The Company used the new transition option and was also utilizing the package of practical expedients that allows it to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases, and (3) initial direct costs for any existing leases. The Company also used the short-term lease exception for leases with a term of 12 months or less. Additionally, the Company used the practical expedient that allowed each separate lease component of a contract and the associated non-lease components to be treated as a single lease component. The exercise of lease renewal options is at the Company’s discretion and the renewal to extend the lease terms are not included in the Company’s Right-Of-Use assets and lease liabilities as they are not reasonably certain of exercise. The Company will evaluate the renewal options and when they are reasonably certain of exercise, the Company will include the renewal period in its lease term. As of the January 1, 2018 effective date the Company identified one operating lease arrangement in which it is a lessee.

In calculating the present value of the lease payments, the Company applied and determined the appropriate discount rate based on the remaining lease terms at the date of adoption. As the lessee to several lease agreements, the Company did not have insight into the relevant information that would be required to arrive at the rate implicit in the lease. Therefore, the Company utilized its outstanding borrowings as a benchmark to determine the incremental borrowing rate for its leases. The benchmark rate was adjusted to arrive at an appropriate discount rate for each lease.

In June 2018, the FASB issued ASU No. 2018-07, Compensation-Stock Compensation: Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”), which expands the scope of Compensation – Stock Compensation (“Topic 718”) to include share-based payment transactions for acquiring goods and services from nonemployees. This amendment applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The Company does not expect this standard to have a material impact on its financial statements.

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Accounting Standards Issued, Not Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). This ASU requires measurement and recognition of expected credit losses for financial assets. ASU 2016-13 also requires new disclosures for financial assets measured at amortized cost, loans and available-for-sale debt securities. ASU 2016-13 is effective for the Company beginning January 1, 2023. Entities will apply the standard's provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company is currently evaluating the potential effect of this standard on its financial statements. The Company does not expect this standard to have a material impact on its financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (“ASU 2018-13”), which eliminates, adds and modifies certain disclosure requirements for fair value measurements. The amendment is effective for interim and annual reporting periods beginning after December 15, 2019. The Company is currently assessing the impact this will have on the financial statements.

In November 2018, the FASB issued ASU No. 2018-18, Collaborative Arrangements (“ASU 2018-18”), which clarifies the interaction between ASC 808, Collaborative Arrangements and ASC 606, Revenue from Contracts with Customers. Certain transactions between participants in a collaborative arrangement should be accounted for under ASC 606 when the counterparty is a customer. In addition, ASU 2018-18 precludes an entity from presenting consideration from a transaction in a collaborative arrangement as revenue if the counterparty is not a customer for that transaction. ASU 2018-18 should be applied retrospectively to the date of initial application of ASC 606. This guidance is effective for interim and fiscal periods beginning after December 15, 2019. The Company is currently assessing the impact this will have on the financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes: Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The standard is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2020, with early adoption permitted. Adoption of the standard requires certain changes to be made prospectively, with some changes to be made retrospectively. The Company does not expect the adoption of this standard to have a material impact on its financial position, results of operations or cash flows.

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BUSINESS

Our Mission

Our mission statement is: Loyalty and Data…that’s what we do.

We developed our unique SoPa and #HOTTAB branded ecosystems to facilitate e-commerce transactions between our consumers and our merchants in SEA (including Vietnam, Brunei, Myanmar, Cambodia, Indonesia, Laos, Malaysia, Philippines, Singapore, and Thailand) and South Asia (including Nepal, India, Bangladesh, Bhutan, Pakistan, Sri Lanka and the Maldives). Our ecosystems empower SMEs to benefit from e-commerce opportunities in developing and frontier markets across Asia, driving job-creation and economic growth in two of the world’s most dynamic regions.

Our Company

We operate e-commerce platforms through our direct and indirect wholly-owned subsidiaries, including but not limited to Society Technology LLC, SoPa Technology Pte Ltd, SoPa Cognitive Analytics Pte Ltd, Sopa Technology Co Ltd, HOTTAB Pte Ltd and HOTTAB Vietnam Co Ltd. Along with HOTTAB Asset Vietnam Co Ltd (currently wholly-owned by one employee of HOTTAB Vietnam Co Ltd and contractually operated by HOTTAB Vietnam Co Ltd), these eight companies form the Society Pass Group. The Group currently markets to both consumers and merchants in Vietnam and Nepal and maintains an administrative headquarters in Singapore. After the completion of our IPO, we intend to expand our e-commerce marketplace throughout the rest of SEA and into South Asia with particular focus on India.

Our Platform currently comprises of seven e-commerce interfaces targeting consumers and merchants: SoPa Consumer App, SoPa.asia food & beverage (“F&B”) Marketplace website, #HOTTAB Biz App, #HOTTAB POS App, and Hottab.net admin website. Our loyalty-focused and data-driven e-commerce marketing interfaces connect consumers with merchants in the F&B and lifestyle sectors, assisting local brick-and-mortar businesses access new customers and markets to thrive in an increasingly convenience-driven economy. Our Platform integrates with both global and country-specific search engines and applications, accepts international address and phone number data, and allow local employees to contribute individual expertise, providing a consumer experience that respects local languages, address formats and customs. Our strategic partners work with us to penetrate local markets, while our Platform allows effortless integration with existing technological applications and websites.

Our consumer facing business consists of “SoPa brands. Through our SoPa Consumer App, and SoPa.asia F&B Marketplace website, we provide frictionless online ordering and delivery experience for consumers in the F&B sector. Our consumer facing platforms feature an easy-to-navigate, multi-lingual user interface with multiple integrated payment and delivery options.

Branded as “#HOTTAB”, our merchant facing business helps merchants increase revenues and streamline costs with an online and multilingual store front, fully integrated POS software solution, joint marketing program, payment infrastructure, loyalty administration, customer profile analytics, and SME financing packages. Through #HOTTAB Biz App, #HOTTAB POS and Hottab.net merchant administration website interfaces, #HOTTAB functions both online and offline and facilitates transactions, orders, voucher redemption, and rewards. Merchants only need a smart device in order to quickly access our #HOTTAB product ecosystem. In addition, our Customer Care department provides attentive after-sales service.

We expect our unique merchant agnostic and universal loyalty points, branded as “Society Points,” once launched will create permanent customer loyalty for merchants through the issuance and redemption of Society Points with unique and personalized deals. Upon the expected launch of Society Points in third quarter 2021, consumers will be able to use our Society Points at merchant locations initially throughout Vietnam and then we expect to expand availability of Society Points throughout SEA and South Asia See “Business —Loyalty Points —Society Points.”

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Corporate Structure

Society Pass Incorporated (formerly named Food Society, Inc.) is a Nevada corporation that was incorporated on June 22, 2018. We operate solely through the Group. Summaries of each Group member are provided below.

Society Technology, LLC, a Nevada limited liability company formed on January 24, 2019, is owned by 100% by Society Pass Incorporated. Society Technology, LLC owns all intellectual property rights to copyrightable, patentable, and other protectable matter in our business, including trademarks.

Society Technology Pte Ltd, a company limited by shares incorporated under the laws of Singapore on June 06, 2019, is owned by 100% by Society Pass Incorporated. Society Technology Pte Ltd manages the Group’s operating activities in SEA and South Asia countries.

SoPa Cognitive Analytics Private Limited, a company limited by shares incorporated under the laws of India on February 05, 2019, is owned by 100% by Society Technology Pte Ltd. SoPa Cognitive Analytics Private Limited operates the Group’s technology and software development in India.

Sopa Technology Co Ltd, a company limited by shares incorporated under the laws of Vietnam on October 1, 2019, is owned 100% by Society Technology Pte Ltd. Sopa Technology Co Ltd operates the Group’s consumer facing business in Vietnam.

HOTTAB Pte Ltd, a company limited by shares incorporated under the laws of Singapore on January 17, 2015, is owned 100% by Society Technology Pte Ltd. HOTTAB Pte Ltd manages the Group’s regional merchant facing business in SEA and South Asia countries.

HOTTAB Vietnam Co Ltd, a company limited by shares incorporated under the laws of Vietnam on April 17, 2015, is owned 100% by HOTTAB Pte Ltd. HOTTAB Vietnam Co Ltd manages the Group’s merchant facing business in Vietnam.

HOTTAB Asset Vietnam Co Ltd, a company limited by shares incorporated under the laws of Vietnam on July 25, 2019, is currently wholly-owned by one employee of HOTTAB Vietnam Co Ltd. HOTTAB Asset Vietnam Co Ltd manages the Group’s website and apps in Vietnam via a contractual relationship. HOTTAB Vietnam Co Ltd has an irrevocable call option to acquire 100% of the equity of HOTTAB Asset Vietnam Co Ltd.

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Corporate Information

Our principal executive offices are located at 701 S. Carson Street, Suite 200, Carson City, NV 89701. Our corporate website address is www.thesocietypass.com. The website for our F&B marketplace is www.sopa.asia.. The website for our merchant facing business is www.hottab.net. The information included on our websites are not part of this prospectus.

Market Opportunity

We expect that continued strong economic expansion, robust population growth, rising level of urbanization, the emergence of the middle class and the increasing rate of adoption of mobile technology provide market opportunities for our Company in SEA and South Asia. SEA and South Asia are large economies and, as of 2020, their respective GDP were US$3.1 trillion and US$3.5 trillion, respectively. In comparison, the respective GDP for both the EU and the US totaled US$15 trillion and US$20.8 trillion in 2020. SEA has experienced rapid economic growth rates in recent years, far exceeding growth in major world economies such as Japan, the EU and the US. According to the International Monetary Fund (IMF) since 2010, SEA has averaged 4.6% GDP growth, compared to 0.7% for Japan, 0.8% for the EU and 1.7% for the US. Vietnam’s GDP growth averaged 6.1% from 2011 to 2020 and is expected to average 7% for the next five years. The size of Vietnam’s economy grew from US$39 billion in 2000 to US$340 billion in 2020 and is projected to reach US$530 billion by 2025. SMEs are a dynamic, driving force in Vietnam’s economy, contributing 40% to its GDP last year. Similarly, according to IMF, South Asia has averaged 5.2% annual GDP growth since 2010 with the size of the economy of South Asia growing from US$2 trillion in 2010 to US$3.3 trillion in 2020.

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Both SEA and South Asia continue to enjoy robust population growth. The United Nations Population Division estimates that the population of the SEA countries in 2000 was approximately 525 million people growing to 668 million in 2020. Vietnam has a population of approximately 98 million people today compared to 80 million people in 20002. According to the United Nations, the population of South Asia totaled 1.9 billion people in 2020 with 1.3 billion people in India alone.

This population growth is driving rising levels of urbanization. Mirroring the demographic trends in China more than 25 years ago, Vietnamese are moving to cities in greater numbers. In the past two decades, Vietnam’s urbanization rate has increased steadily at approximately 3% per year since 2000, with 36% of the population now living in cities. By comparison, India’s urban population has increased over 2% per year since 2000, with 34% of India’s population living in cities. India’s capital, New Delhi, adds almost a million new inhabitants a year.

This urbanization trend is highly correlated with the growth of the middle class. Simply put, urbanization drives middle class consumption demand. According to the World Bank, Vietnam’s middle class currently accounts for 13% of the population and is expected to reach 26% by 2026. Fitch Solutions predicts that Vietnam’s real household spending will expand at an annual average annual growth rate of 7.5% year-on-year from 2021 to 2024. Fitch Solutions notes that India’s middle class households are growing, with 36.6 million households expected to earn a net income of more than US$10,000 by 2024, placing India firmly in the middle-income bracket category.

And despite the ongoing effects from the Covid-19 pandemic, the Internet economy continues to boom in SEA and South Asia. According to Google Temasek e-Conomy SEA 2020 Report, Internet usage in the region increased with 40 million new users added in 2020 for a total of 400 million compared to 360 million in 2019. Seventy percent of SEA’s population is now online, compared to approximately twenty percent in 2009. In addition, SEA mobile Internet penetration now reaches more than 67%. According to Google Temasek e-Conomy SEA 2020 Report, e-commerce, online media and food delivery adoption and usage surged with the total value of goods and services sold via the Internet, or gross merchandise value GMV, in SEA, expected to reach more than US$100 billion by year end 2020 according to Google, Temasek, Bain SEA Report 2020. In fact, the SEA Internet sector GMV is forecast to grow to over US$300 billion by 2025.

Vietnam’s mobile penetration rate has reached 95% in city areas and among SEA countries, Vietnamese consumers spend the most time online for personal purposes, just after Singaporean users. According to Google Temasek e-Conomy SEA 2020 Report, total GMV of e-Commerce spending in Vietnam is currently US$ 14 billion and is forecast to grow to over US$ 50 billion by 2025.

With more than half a billion Internet subscribers, South Asia contains some of the largest and fastest growing markets for digital consumers, and the rapid growth has been propelled by public and private sector alike. Nepal, India and Bangladesh lead the charge in Internet adoption, and it is expected that by 2025 close to two thirds of consumers in these markets will be using mobile internet. As consumers in these markets look increasingly towards online platforms to shop, the total value of internet-based transactions has grown tremendously and is expected to keep doing so. Total GMV of South Asia’s Internet economy is expected to skyrocket from US$74 billion in 2020 to US$210 billion in 2025.

We believe that these ongoing positive economic and demographic trends in SEA and South Asia propel demand for our Platform.

2 See the United Nations 2019 Revision of World Population Prospects.

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Vietnam Economic Growth

Solid economic growth and favorable demographic drivers increased the size of Vietnam’s economy from US$158 billion in 2000 to US$807 billion in 2020 according to the World Bank. Indeed, Vietnam has been one of the fastest growing economies within SEA over the past two decades. According to MacroTrends, Vietnam’s GDP growth has ranged between 5.25% to 7.55% from 2001 to 2019. And despite the emergence of Covid-19 pandemic, Vietnam is leading the economic rebound in SEA countries with the World Bank forecasting Vietnam’s GDP growth rate to reach 2.8% for 2020. By comparison according to the Asian Development Bank, SEA GDP growth rate in 2020 is forecast to be -3.8%. By comparison, Reuters projects China’s GDP to expand by only 2.1% in 2020. And according to Statista, Vietnam’s GDP growth rate is expected to rebound to 6.7% in 2021 and average 7% until 2024.

Source: The World Bank

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By focusing on trading with its richer Asian neighbors as part of the global supply chain to drive economic growth, Vietnam mirrors the socio-economic development path of the so-called Asian Tiger economies of Hong Kong, Singapore, South Korea and Taiwan. Vietnam tremendously benefits from participation in global and regional free trade agreements, including ASEAN, APEC and RCEP, all of which cover over 80% of world GDP. In addition, the manufacturing industry contributes just under 20% of GDP versus 60% in Asia Tigers during their peak growth phase, which suggests a strong middle class expansion and rise in disposable income will occur in the next decade. And SMEs are driving this middle class expansion with SMEs contributing 40% of the output of Vietnam’s economy. We believe that these factors indicate Vietnam is on a clear path from a lower GDP bracket to top of middle-income bracket of the world’s economies.

Prime Positioning in Vietnam’s FTAs with other regions

Source: Vietnam Briefing

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Vietnam Population Growth and Favorable Demographics

Vietnam currently has an estimated population of approximately 97.3 million people compared to approximately 79.9 million people in 2000, which represents approximately 22% growth during such period.3 According to the World Bank, Vietnam’s population is expected to increase to 120 million by 2050. Furthermore, Vietnam’s population is relatively young and median age stands at 32 with more than 70 percent of the population under 35 years of age. By comparison, the median age stands at 38 for China and 38 for the US, respectively.

Growth of Vietnam’s Middle Class

Vietnam’s increasing rate of urbanization is highly correlated with its expanding middle class and increasing levels of consumer spending. Paralleling the demographic trends in China more than 25 years ago, Vietnamese are moving from the countryside to the cities in increasingly greater numbers in search of better economic opportunities and higher standards of living. According to the World Bank, Vietnam’s urbanization rate of 37% today closely resembles China’s urbanization rate in the late 1990s. According to Worldometer, Vietnam’s urbanization rate has increased from 24% in 2000 to 37% in 2020, compared to 50% in China and 75% in developed world, which indicate that Vietnam still has significant potential to urbanize. Furthermore, Statista forecasts that the urban population will surpass that of rural areas by 2050.

This urbanization trend is highly correlated with the growth of the middle class. Simply put, urban dwellers demand middle class products and services. And their high levels of disposable income earned from manufacturing employment is driving the growth of Vietnam’s middle class. With per capita income for middle income countries ranging from US$2,800 to US$10,000, Vietnam’s middle class currently accounting for 13 percent of the population and is expected to reach 26 percent by 2026.

[3]See the United Nations 2019 Revision of World Population Prospects.

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Source: The World Bank

As more people move to the cities, they will acquire steady employment and increasingly more disposable income and consume in greater quantities. For example, urban discretionary spending has skyrocketed in the decade after 2010 with consumer spending nearly tripling in the last decade to US$179 billion as of 2020. We believe that such trends inevitably will lead to a bigger middle class and accompanying demand for middle class needs, products and services, including demand for our SoPa, and #HOTTAB-branded products.

Source: Tradingeconomics

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Adoption of Internet Mobile Technology in Vietnam

In line with the rising urbanization trend and increased consumer spending, the adoption of mobile technologies by Vietnamese consumers has also been growing in the past decade. Today, Vietnam’s mobile penetration rate has reached 95% in city areas and among SEA countries, Vietnamese consumers spend the most time online for personal purposes, just after Singaporean users.

Source: Google-Temasek e-Commerce SEA report 2020

In addition to new online users, COVID-19 led to an acceleration of digital consumption as users tried digital services for the first time. For example, 41% of Vietnam’s digital service consumers started using the service directly as a result of the pandemic. And this new digital acceleration is sticky with 94% of new digital service consumers intending to continue with the service post-pandemic.

Source: Google-Temasek e-Commerce SEA report 2020

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Total GMV of e-Commerce spending in Vietnam is currently US$ 14 billion and is forecast to grow to over US$ 50 billion by 2025.

Challenges of Digitization Faced by Merchants

Vietnamese merchants increasingly recognize that it is almost impossible to grow and sustain their business without maintaining an active online presence. Online orders and relevant information about the market of a particular area are incontrovertibly essential for retaining a constant stream of revenue leveraging existing resources, assessing excess capacity and inventory, making overall business decisions. Creating a digital platform within only one brand is a challenge for independent businesses given the nature of the process as well as their limited resources to handle the system and to persuade the customers to stay within the system. Realistically, an average consumer is not looking to install a separate mobile application for each restaurant or service provider she desires to patronize. Furthermore, not all the businesses can afford Internet advertising and/or even constant Internet presence through their own websites. Ultimately, businesses are forced to exist in a framework of what is offered by technology companies that create and maintain various type of interest-bound platforms: for travelling, for food delivery services, for transportation and other products and services.

Because of these market constraints, merchants in Vietnam rely on multiple platforms to reach their respective audiences. Platforms such as ‘closed-loop’ programs and third-party wallets/ apps/POS systems have become increasingly popular in Vietnam as a result. However, from the point of view of the merchants, these existing platforms possess a number of disadvantages. First, the platforms force merchants to provide cash discounts to customers. Such cash discounts inevitably affect profit margins. Second, cash discount programs do not create customer loyalty as consumers visit the merchants simply due to the cost savings. Finally, merchants are not able to aggregate consumer data from each platform nor build effective customer profiles. This situation results in the inability to effectively measure promotion programs.

Limitations of Current Platforms in Meeting Consumers’ Needs

Vietnamese consumers face a confusing array of multiple apps in the marketplace. First, such apps and websites offer more functionality than vendors of various goods and services can possibly keep up with. Second, although changing, Vietnamese merchants historically operate on a cash-only basis. As a result, various payment systems are not mutually interconnected and do not allow consumers to spend bonus points of one platform earned from travelling in order to purchase goods or services at another cash-only or offline restaurant. Finally, consumers do not receive personalized deals based on their purchases and behavior, which limits the attractiveness of such apps and websites.

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A current synopsis of the apps and websites operating in Vietnam:

Our Business Model

With our dual facing business model, Society Pass sits at the nexus of our SoPa/#HOTTAB/Leflair ecosystem. For our consumers, we offer personalized promotions and expect to offer Society Points in the third quarter 2021. For our merchants, we sell POS software, vendor finance and merchant marketing program. Our business model incents both consumers and merchants to transact with one another to receive personalized offers, Society Points and generate revenues.

Our Platform consists of seven interconnected interfaces:

1) SoPa F&B App;
2) Sopa, asia F&B Marketplace Website;
3) #HOTTAB Biz App;
4) Hottab.net Merchant Admin Website; and
5) #HOTTAB POS App;

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The diagram below is a representation of our Society Pass Platform which includes SoPa/Leflair/#HOTTAB interfaces:

Consumer Facing Business

Vietnamese consumers face a plethora of ordering, delivery and loyalty websites and apps. As a result, consumers almost never receive personalized deals based on their purchases and behavior. Instead, they are offered ‘one size fits all’ promotions unlikely to be relevant to them as individual consumers. SoPa -branded consumer businesses aim to change this market dynamic by personalizing deals based on consumers’ purchase history, location and preferences. Because our technology platform allows us to know when, where, how much and sometimes why purchases of goods are made, our SoPa and Leflair interfaces will be able to offer personalized deals to our users. We believe that this is a unique market differentiator for our company.

We serve or will serve consumers in Vietnam through our SoPa F&B App, SoPa.asia F&B Marketplace website. After registering on one of our Platform’s interfaces, consumers access to a wide array of value-enhancing and time-saving products and services while providing cross-platform experience. Users search for, order from, and purchase from thousands of merchants located throughout Vietnam. In addition, consumers can choose to have their purchased products/services delivered to their homes or offices with a click of a button. We help consumers find the most apt, local businesses for their everyday lifestyle without extensive research. Our user-friendly SoPa F&B App is free to download on both Apple Store and Google Play and SoPa.asia F&B Marketplace are easily accessible on the Internet. Our built-in payments and reward systems are intuitive and secure. Our proprietary search technology and our content enables consumers to receive especially relevant results for highly specific local searches. Ultimately, we are targeting broad demographic appeal, serving local communities nationally and internationally. We have deep technology integrations with maps, apps, search engines, intelligent GPS systems, payment terminals, digital assistants, vertical directories and social networks, such as Apple Maps, Facebook, Google, and Google Maps. We have established strong, long-term relationships with many of our partners’ services.

At present, SoPa’s merchants are in the F&B sector. Going forward, we intend to expand our product/service offering to include grocery stores, convenience stores, movie theaters, gas stations, and travel agencies.

To provide seamless payment integration for our consumers, we have partnered up with the following digital wallets in Vietnam:

1)	VTC Pay;
2)	VNPT Pay
3)	Momo; and
4)	Zalo Pay.

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And to provide delivery service for our consumers, SoPa has partnered up with the following third party delivery companies in Vietnam:

1)	Lala Move; and
2)	Handy Cart.

SoPa.asia F&B Marketplace Website

The motto for our SoPa.asia F&B Marketplace website is Search, Discover and Order.

With our commission-free, multi-lingual e-commerce discovery and ordering platform, the SoPa.asia F&B Marketplace will offer a variety of products and services from thousands of registered, Vietnam-based restaurants, cafes and bars to advertise their products and services for our hundreds of thousands of registered consumers in Vietnam. SoPa.asia F&B Marketplace tracks users’ spending and transaction activities, while simultaneously presenting them with intelligently selected exclusive offers. And by the third quarter 2021, we intend to allow our consumers to earn and redeem universal Society Points with any of our merchants.

SoPa.asia provides the following functions:

1)	Search/Review: With our smart search engine, consumers search/review their favorite merchant and product/service among thousands of choices. Our ratings improve merchant customer service and product quality;
2)	Location-based Homepage: Based on consumers’ location, nearby merchants and exclusive offers are selected and displayed on the homepage for a smooth, user-friendly interaction;
3)	Merchant Spotlight: Featured merchants get customized banners on SoPa.asia homepage, making it easier for consumers to discover and purchase from these merchants;
4)	Smart Categories: Consumers can easily filter food, services and narrow down their choices by pre-defined categories and collections;
5)	Ordering: Consumers purchase products/services through SoPa.asia Marketplace. Orders are received by merchants. Payment integration is executed through our partnerships with digital wallet partners (VNTP Pay, VTC Pay, Zalo Pay, and Momo). All payment methods, including credit card, debit card and cash are accepted. By third quarter 2021, we intend to accept Society Points as a payment method; and
6)	Delivery: Through our partnerships with Lala Move and Handy Cart, orders are seamlessly delivered to consumers’ home or office.
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SoPa F&B App

Downloadable on both Google Play and Apple Store, our SoPa F&B App provides the following functions:

1)	Search/Review: With our smart search engine, consumers search/review their favorite merchant and product/service among thousands of choices. Our ratings improve merchant customer service and product quality;
2)	Offers/Ordering: Consumers order from or reserve seats at thousands of merchant choices. Personalized promotions are based on purchase history and location;
3)	Payments: SoPa provides our consumers with anytime payment capabilities and full digital wallet functionality through payment integration partnerships with four leading digital wallets in Vietnam (VNPT Pay, VTC Pay, Momo, and Zalo Pay). Our payment integrators enables consumers to simply pay to any vendor or service provider they prefer without any terminals or ATMs or direct using an existing credit, debit, or prepaid card account. In other words, our payment integration partnerships allow for fast and secure payment anytime, anywhere. Or our users can pay by cash or with Society Points beginning in third quarter 2021. Consumers can review their purchase history. Any mobile device connected to the Internet will be able to transact payments, creating a convenient and frictionless payment experience for consumers;
4)	Delivery: SoPa has partnered up with two Vietnam-based delivery companies, La La Move and Handy Cart, to offer seamless delivery of product from merchant to consumer’s home or office at the touch of a button. Consumers place orders for delivery, pickup, or order entirely in store;
5)	Society Points: Commencing in third quarter 2021, with every order, consumers receive Society Points, which we expect will be redeemed at thousands of merchant locations. Personalized deals from merchants they love, where they can freely and easily spend their Society Points.

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Merchant Facing Business

Merchants in Vietnam are forced to rely on multiple standalone platforms such as ‘closed-loop’ loyalty programs, third-party digital wallets/storefronts and third-party POS systems, all of which do not fully integrate with merchants’ existing platforms. As a result, merchants find it difficult to effectively aggregate consumer data gathered from each platform, build valuable customer profiles, and measure the effectiveness of their promotions beyond the merchant’s reach. Furthermore, these existing technology platforms decrease profit margins by forcing merchants to provide economically unfeasible cash discounts/rebates to consumers. Since cash discounts provide instant gratification instead of building stickiness to the merchant, such platforms do not incent consumers to patronize merchants for customer loyalty but rather solely for economic benefits.

We serve our merchants with an integrated technology ecosystem that addresses and personalizes their technology needs. Our #HOTTAB products (#HOTTAB Merchant POS solution, Hottab.net admin website, #HOTTAB Biz App, and SME financing packages), allows merchants to effortlessly record transactions, market offers, set discounts, and execute redemptions/rewards online or offline. Merchants only need a smart device and five minutes in order to be able to engage with our entire Platform. In addition, loyalty admin and customer profile analytics software to attract and retain consumers through personalized, data-driven engagement with greater profitability. #HOTTAB offers our products on a freemium subscription model. Merchants decide how much they want to spend based on their current technology spending constraints and customer marketing outreach plans.

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#HOTTAB Merchant POS Solution

We currently market and sell our #HOTTAB POS software and #HOTTAB branded mobile payment device to merchants in Vietnam and Nepal. Our #HOTTAB POS Solution replaces the traditionally chunky POS station, card machine and paper orders.

#HOTTAB Merchant POS Solution functions include:

1)	Our #HOTTAB Mobile Payment Device automates the checkout process by acting as credit card reader and a QR scanner for merchants in Nepal and Vietnam.
2)	Transactions Reporting enables merchants to generate detailed sales reports (based on product, hour, employee, total cost of items sold, total retail amount, net profit, profit percentage, and gross margin) and provide snapshots and charts on sales performance;
3)	Merchants can easily choose from quick service/dine in/delivery/takeaway dining options depending on customer request;
4)	Integrates with existing cashier/kitchen/multiple printers through email, text or paper receipts;
5)	Settings for promotions as well as menu management; and
6)	Operates on a multi-lingual interface (English, Vietnamese or Hindi).

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Hottab.net Merchant Admin Website

Hottab.net provides an analytic dashboard for merchants to analyze their daily orders and top selling items. The dashboard offers multichannel communication, self-service features, PR Capability, marketing functionality, and Live Chat.

Our Hottab.net merchant admin website is designed to increase revenues and streamline costs for our merchants. #HOTTAB provides merchants with customer profile analytics, loyalty management, payment infrastructure, SME financing packages and special joint marketing program. In addition, our Customer Care department provides attentive after sales service and fast response to our clients’ every question and concern.

Hottab.net has the following functions:

1)	Analytics: Merchants track their order history and accept all forms of payment methods, including we expect, in third quarter 20121, Society Points, as well as review their payment history;
2)	Offers and Promotions: Merchants easily create bundle offers or any kind of promotion. By awarding Society Points, merchants will incent purchases without sacrificing margins;
3)	Merchant Partnership Program: This value-added program is designed to optimize costs and increase revenues for our Merchants through a combination of personalized branding tools, joint marketing campaigns, and special vendor financing program;
4)	POS Solution: Our #HOTTAB POS system function online or offline, allowing transactions, redemptions, orders, and rewards to continue uninterrupted even in a power outage. Merchants only need a smart device and five minutes in order to be able to engage with our entire platform; and
5)	Vendor Financing: Merchants can buy directly from featured suppliers with built-in financing, payment, and delivery management. Financing up to 100 million VND (approximately USD$ 4,300).
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#HOTTAB Biz App

Downloadable from both Google Play and the Apple Store, #HOTTAB Biz, our merchant app, transforms stores of all types and sizes into digitized storefronts and remotely access management tools and analytics in real time. The application produces a variety of reports with data insights on profit and loss, sales trends, labor costs, and other key metrics. Merchants are able to review transaction history, sales, billing, inventory management, layout management, analytics reports, Society Points, staff management, research reports, and email marketing lists are included. The Merchant Application is designed to be integrated with accounting programs.

#HOTTAB Biz functions include:

1)	Manage Customer Relationship Management (CRM) to track all customer data with one integrated platform:
a)	Capture customer details such as name, age, birthday, phone number and email address
b)	Keep track of customer purchase history
c)	Customer location map
d)	Order tracking
2)	Multiple Payment Options
3)	Loyalty Administration: Merchants easily create bundle offers or any kind of promotion and have full control to allocate Society Points at all levels once launched. Points can be awarded per item, per offer, or as a percentage of the purchase subtotal. Customers and suppliers are identified with user friendly QR codes (mobile phones, emails); an
4)	Analytics: Data analytics include consumer profile and activity, order analytics, product performance, and transaction data, offering predictive consumer behavior analysis. All you need is our QR code sticker in order to accept cash, credit, debit, bank, loyalty points, and digital wallet payments. Detailed invoices, customer information, and useful customers insights are automatically saved for you.
5)	Inventory Management: Keeps track of all merchandise:
a)	Scan and count merchandise digitally
b)	Manage merchandise by creating product variations (size, color)
c)	Identify inventory with a unique serial number
d)	Track inventory levels across multiple locations
e)	Consolidating purchases and orders in one order.
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Below is an illustrative description of #HOTTAB Biz and Hottab.net admin website easy deployment:

Revenue Model

Our revenues are generated from a diversified a mix of marketplace activities and the services we provide merchants to help them grow their businesses. Our revenue streams consist of Consumer Facing and Merchant facing revenues. Consumer Facing revenues consist of the ordering fees and delivery fees, generally as a percentage of the total transaction value, collected from every transaction processed through SoPa F&B App and SoPa.asia F&B Marketplace website. Additionally, beginning in third quarter 2021, consumer facing revenues shall include fees collected from the issuance, cashout, redemption and expiration of Society Points. Merchant Facing revenues consist of subscription fees collected from merchants using services under the #Hottab ecosystem. In addition, we collect revenues as commissions from the selling and equipment financing of POS Hardware to merchants are included in this segment.

Consumer Facing Business Revenue Model

Revenue streams for our consumer facing business model include:

1)	Ordering Fees comprise the fees that the different types of merchants pay for every completed transaction on the Platform, exclusive of delivery fees charged. The fees are usually taken as a fixed percentage of the total transaction value;
2)	Delivery fees include a upfront fixed fee and additional variable fees based on the distance;
3)	Beginning in third quater 2021, loyalty revenues shall comprise of (i) the fees that different merchants pay in transactions where they issue product discounts to consumers in the form of Society Points instead of cash, (ii) the fees that merchants pay in transactions where they are paid in the form of Society Points instead of cash, and (iii) the fees that merchants pay when they convert accumulated Society Points into cash. See “Business —Sources of Revenue —Society Points.” Additionally, Loyalty revenues also include the revenues recognized whenever Society Points expire.

Merchant Facing Business Revenue Model

Revenue streams for our merchant facing business model include:

1)	Subscription Fees consist of the fees that we charge merchants to get on the Merchant Marketing Program. As such, these merchants are able to enjoy discounts for ordering fee, POS systems, & loyalty issuance. #HOTTAB performs marketing services for these merchants;
2)	We currently market and sell our #HOTTAB POS software and #HOTTAB branded mobile payment device to merchants in Vietnam and Nepal. These merchants are also separated into F&B and Hotel merchants. We collect a fixed fee per month based on the number of systems employed and revenues from selling of devices;
3)	We provide optional add-on software services which includes Analytics and Chatbox capabilities at a fixed fee per month.
4)	We collect commissions when we sell third party hardware and equipment (cashier stations, waiter tablets and printers) to merchants. Sales commissions are usually taken as a fixed percentage of the selling price of each piece of equipment. We also earn commissions from our equipment vendor on a quarterly basis based on our ability to surpass pre-agreed sales targets.
5)	Vendor Financing. We will collect brokerage fees whenever we facilitate financing transactions between merchants and one of our partner financial institutions. We charge merchants a percentage of the total amount to be financed.

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Society Points

Consumers confront a dizzying array of ‘closed-loop’ loyalty programs. Although such platforms allow users to accumulate loyalty points, they have one inherent fundamental flaw: these close loop platforms are only valid with the issuing merchant. In other words, closed loop programs give consumers little freedom to redeem loyalty points for something they value at any given time.

We expect that our Society Points will begin to resolve this issue and underpin the entire SoPar/#HOTTAB ecosystem when this program is implemented in the third quarter of 2021. Serving SEA and South Asia consumer/retail sectors and commencing in third quarter 2021, our marketing platform is expected to create permanent customer loyalty for merchants through the launch of universal and merchant agnostic Society Points. As such, our Platform is ‘open loop’, which means SoPa consumers and #HOTTAB merchants accumulate, issue and redeem our Society Points. Society Points are expected to enhance customer experience by rewarding users for their loyalty to #HOTTAB merchants. Essentially discount coupons (but not cash discounts) issued by merchants, consumers use Society Points on deals they want, when they want them, from merchants they love. We deepen customer “stickiness” to merchants and to our SoPa/#HOTTAB platform as consumer earn and redeem while merchants issue Society Points, coupons, and other bonuses through specifically tailored marketing campaigns. Society Points is a tier-structured program, encouraging repeat users by increasing rewards values as user consumes/engages more products/activities. We set the Society Points conversion ratio and limits its permitted use and/or redemption. Merchants choose payment consideration in cash or society points in lieu of cash.

The diagram below illustrate how Society Points will be issued, circulated and redeemed

The Society Points circulation process is the following. First, assuming a US$10 food order and a 20% discount via issuance of Society Points, a SoPa consumer orders food via SoPa App or SoPa.asia website. Payment of US$10 is effectuated via the consumer SoPa account through one of SoPa’s payment integration partners. Second, as the consumer completes the US$10 purchase, Merchant A purchases 2 Society Points from the Company with SoPa instantly crediting 2 Society Points via Merchant A’s account. Third, the consumer earns 2 Society Points from the #HOTTAB merchant through a specifically tailored marketing campaign and her SoPa account is immediately credited with 2 Society Points. The level of discounting or the number of issued Society Points depends solely on the merchant.

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Society Pass recognizes a number of revenue streams in this example. First, the Company earns ordering fees after splitting ordering fees with its payment integration partner. Second, if there is a delivery of the food, the Company earns delivery fees after splitting delivery fees with its delivery partner. Finally, the Company earns a 1% transaction fee on the issuance of the Society Points.

In the example above, the consumer pays US$10 in cash to Merchant A. However, she believes that she only spent US$8 because she receives 2 for the food purchase. The consumer gets a great deal.

Merchant A receives US$10 in cash from the consumer but pays US$2 for the 2 Society Points issued to the consumer. So, Merchant A receives a net of US$8 but Merchant A has acquired a loyal customer through the issuance of 2 Society Points as part of Merchant A’s tailored marketing campaign. Merchant A gets a great deal.

Society Pass earns ordering, delivery and loyalty transaction fees because of this transaction. Society Pass gets a great deal.

The consumer now has Society Points in her SoPa account. She can use these 2 Society Points at any of the merchants on our SoPa/#HOTTAB ecosystem.

Our Competitive Strengths

Powerful and Integrated Ecosystem. Our ecosystem is designed to serve both consumers and merhants in ways that maximize value creation and enhance shopping experience. Our ecosystem consists of multiple platforms that are highly integrated and synergy-driven. We have the ability to leverage our platforms within our ecosystem to create multiple touch points for consumers and merchants and them more efficiently.

Unique Loyalty Program. Our Society Points is the core foundation that creates long lasting loyalty between consumers and merchants as well as to our Platform. Society Points is merchant and location agnostic and bypasses the stigma associated with traditional promotional discounts. Through redemption and issuance of Society Points, we believe we can generate compounding values to both consumers and merchants. .

Attractive Markets. We currently operate predominantly in Vietnam, which is one of the fastest growing economies in the world. As we scale our operation, we intend to expand to other countries in Southeast Asia which possess solid economic fundamentals, fast growing middle classes, favorable demographic trends and accelerating adoption of mobile technology.

Experienced Management Team. Our executives and directors combine decades of professional expertise in the global finance and legal fields with on-the-ground local e-commerce operations and social media marketing experience.

Our Growth Strategy

Simply put, our growth strategy is to onboard as many consumers and merchants as possible onto our Platform. Our goal is to make SoPa/#HOTTAB the preferred e-commerce ecosystem for both consumers and merchants in SEA and South Asia. We aim to make our #HOTTAB merchants successful by giving them access to a large consumer base along with the technology and marketing tools to maximize their sales. In doing so, we plan to engage our registered consumers with a reliable and user-friendly e-commerce ecosystem that serves all their needs in the F&B and lifestyle verticals. More consumers lead to more merchants and more merchants lead to more consumers. This virtuous marketing cycle creates increasing stickiness to our Platform, which continuously drives consumer traffic, merchant participation and revenues.

The key elements of our growth strategy are as follows:

Maximizing the value of consumer transactions

Growing our consumer base, increasing transaction frequency, and maximizing basket sizes are key growth drivers for our consumer facing business. We are growing our base of registered consumers through a multi-pronged marketing approach across social media, emails, SMS, QR codes, tailored promotional campaigns as well as engage in public relations activities. Through these marketing approaches, we promote features of the SoPa -branded interfaces as well as end-to-end capabilities from search to ordering to payments to delivery. We believe that by serving consumers in all aspects of their daily lives we are also able to create more opportunities to cross-sell and thus maximizing our consumer wallet share.

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Expanding service offerings to merchants

Merchants are a critical component of our business, thus growing our registered merchant base and serving them with as needed technology and marketing solutions as possible are central to our acquisition strategy. We are onboarding merchants through marketing outreach tools such as our websites, public relations, social media and focused sales efforts. In our marketing messages, we attract merchants to our ecosystem by offering them access to our growing consumer base as well as numerous other features to help them optimize their sales, including enhanced customer loyalty through the expected launch of our Society Points in third quarter 2021, #HOTTAB’s POS Solution and business analytics. We strengthen our relationships with merchants by continually improving the quality of our value-added solutions, which will better allow us to upsell merchants to premium service offerings like the advanced and platinum subscription tiers on our #HOTTAB Merchant Marketing Program.

Developing our data and analytics capabilities

We intend to invest further in our data and analytics capabilities so that our merchants can better utilize the consumer data generated on our Platform to improve their sales and operations. We also plan to invest in technological innovations to enhance the user experience by optimizing personalized recommendations, which we expect will improve customer loyalty for our merchants.

Building our Loyalty System

Beginning in third quarter 2021, we intend to market our unique merchant agnostic and universal Society Points to both consumers and merchants. Our Society Points are expected to play a pivotal role in attracting merchants to our Platform as they allow merchants to build permanent customer loyalty and inexpensively market to new consumers. For consumers, Society Points will offer them both a cashless payment option and the ability to spend bonus points accumulated from one consumer vertical such as lifestyle to a separate one such as F&B.

Entering into Strategic Partnerships

Strategic partnerships are vital to the strategy and operations of SoPa/#HOTTAB as they enable our Platform to offer more value-added services to both our consumers and merchants. We are constructing a regional loyalty alliance comprising of synergistic merchant partners. As such, we intend to launch the Merchant Marketing Program by onboarding our #HOTTAB registered merchants in second quarter 2021. Through our partnerships, we intend to gain access to our partners’ clients and users at minimal cost where possible and to proliferate the usage of Society Points. From our partnerships, we also intend to enhance our offerings like reliable delivery services through our relationships with delivery service providers and vendor financing options through our partnerships with financial institutions. Our marketing approach to acquire strategic partners focuses on the benefits of joining our Loyalty Alliance, stressing the ability to access a larger pool of consumers and clients while reducing marketing expenses via joint marketing efforts like press interviews, brochures and co-branding initiatives with merchants. Currently, our strategic partners are:

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Acquiring other e-Commerce companies and applications in SEA and South Asia

To complement our organic growth strategy, we will continue to evaluate investment and acquisition opportunities that will enable us to become market leaders. Our anticipated investments and acquisitions of other e-commerce platforms in different verticals are expected to expand our service offerings and attract new consumers and merchants. Our acquisition of #HOTTAB in November 2019, for example, allowed us to start marketing and selling to merchants in Vietnam.

Consumer Marketing Strategy

We drive SoPa app downloads and transactions on SoPa.asia by incenting consumers to transact on our SoPa -branded interfaces. We adopt a multi-pronged approach to consumer outreach through social media posting, email and SMS blasts, QR codes at merchants’ point-of-sale to encourage downloads and various other campaigns. Through our marketing approaches, we plan to emphasize SoPa.asia user-friendly features such as their broad array of payment options, Society Points, multi-lingual ordering interface, direct-to-doorstep delivery and communication with merchants via Chat Box.

Merchant Marketing Strategy

We also intend to drive merchant acquisition via outreach tools such as our SoPa.asia and Hottab.net landing pages, public relations initiatives like press releases, social media, sales efforts to sell marketing services and POS systems to merchants as well as email and SMS blasts. Our messaging to merchants will focus on our value-added services such as menu uploading, extensive payment options, issuance of Society Points to generate lasting customer loyalty and other features to maximize their success.

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Our target merchants are the following:

Sales Strategy

Society Pass employs an offline sales strategy to sell its various products to merchants, including the #HOTTAB POS, #HOTTAB Merchant Marketing Program and the Vendor Finance Package.

Our sales teams typically contact merchants through cold calls and emails, which if successful will lead to a careful analysis of how a merchants’ business needs are met by existing systems. Should a merchants’ existing systems fail to address their business needs, our sales representatives to present any one of our merchant solutions to bridge the gap. Once merchants join our platform, our representatives will continue to work with them to maintain quality control and to increase their sales volumes. Our sales teams ultimately will focus on emphasizing our value proposition: to provide merchants with access to a rapidly growing base of consumers and the business tools to ensure their success. Our sales team generates leads in accordance to the following process:

Expectation of Competition

We operate a loyalty-focused e-commerce ecosystem that connects consumers with merchants in the F&B and lifestyle sectors. Across these verticals, we compete with other online platforms for merchants, who can sell their products on other food ordering platforms or online lifestyle retail marketplaces. We also compete with companies that sell software and services such as Software-as-a-Service providers and point-of-sale module vendors, enabling a merchant to run its business independently of our platform. We expect to be able to compete for merchants based on our unique Society Points feature once launched, which we expect will build lasting customer loyalty for our merchants, as well as our personalized, data-driven approach to customer engagement, both of which ensure that our success is aligned with our merchants.

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We also compete with other e-commerce platforms, fashion retailers and restaurants for the attention of the consumer. Consumers have the choice of shopping with any online or offline retailers, large marketplaces or restaurant chains that may also have the ability to build their own independent online platforms. We are able to compete for consumers based on our ability to deliver a personalized e-commerce experience with easy-to-use mobile apps, well-integrated payments and a reliable platform.

Intellectual Property Matters

The Company technology and platform comprise of various copyrightable and/or patentable subject matter owned and/or licensed by the Company’s wholly-owned subsidiary, Society Technology LLC (“Society Technology”), a Nevada limited liability company. Our intellectual property assets additionally include trade secrets associated with the software platform. We successfully carried out development of our multilayer cloud-based software platform from reliance on third parties for payment and loyalty points deployment. As a result, we can monetize our software by making its available in Apple Store and Google Play and compatible with existing payment systems depending on the country’s regulatory requirements.

The Company is currently focusing on using its intellectual property in SEA and South Asia.

With regard to exclusive and non-exclusive licenses, there is a risk that these licenses could be construed in a manner that imposes unanticipated conditions or restrictions on the Company’s platform. Additionally, if portions of our proprietary software are determined to be subject to an open source license, or if we do not correctly comply with the terms of the open source software licenses applicable to our open source software and technology, it could result in costly litigation or lead to negative public relations.

Occasionally, the Company may be targeted with patent infringement lawsuits or copyright infringement lawsuits. These cases may be brought by non-practicing entities that sustain themselves by suing other companies. Currently, the Company is not aware of any patent or copyright infringement suits against it, or contemplated to be brought against it.

The Company signed a Software Setup, Development and Use License Agreement (the “WF Agreement”) with Wallet Factory International Limited (“WF”) on November 15, 2018. Subject to the terms and conditions of the WF Agreement, WF granted a non-exclusive, sublicensable, transferable, perpetual, and irrevocable license to the Company to use the Licensed Technology in any manner allowed by use, to reproduce, to distribute, to make derivative works based on the Licensed Technology in the following countries: Vietnam, India, Indonesia, Philippines, Thailand, Malaysia, Cambodia, Laos Singapore and Brunei.

Information Technology Protection

All of the Company’s software development professionals are required to sign and are bound by the IT Infrastructure, Security, Email, Intranet Usage Policy Manual (the “IT Policy Manual”), which governs use of the Company’s hardware, software, code, source code, data, computational data, screen data, analytics dashboards, data displayed on screens, emails, intranet and internet. This IT Policy Manual establishes standard practices and rules for responsible, safe, and productive use of the Company’s Intellectual Property, Information and Assets and to ensure the protection of information and prevention of any misuse.

The Company has implemented the Data Security & Privacy Plan (the “DSPP”) to manage access to the Company’s systems, production environment and personal information, sensitive personal information and business sensitive information (“PI/SPI/BSI”). The purpose of the DSPP is to:

1)	Document the client’s security and privacy requirements (if any have been specified by the client).
2)	Describe the types of client data that will be handled by the Company (for example, PI/SPI/BSI) and the form in which that data will be provided (for example, systems, applications, paper documentation, downloads, and so on).
3)	Describe the system environments and the types of data contained in all systems or environments to which SoPa Members have access.
4)	Document the processes used by the Company to manage access to the Company environments where PI/SPI/BSI is displayed or stored.
5)	Ensure that all members of the Company’s project team are aware of:
a)	How the use, access, process, management and/or transfer of client data (PI/SPI/BSI) will be managed and how it needs to be protected
b)	Their roles within the project in managing the use, access, process and/or transfer of client data.
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The DSPP’s scope includes:

1)	The client specified data security and privacy requirements (if any exist).
2)	The definition of Personal Information (PI), Sensitive Personal Information (SPI) and Business Sensitive Information (BSI).
3)	The Inventory of Client PI/SPI/BSI and the System environments / applications through which they are accessed which includes Production, Development, Test and other environments.
4)	The Controls to protect the Client PI/SPI/BSI such as Training, Workplace Security, User Id Administration, Data Security Techniques, Separation of Duties and Management Review.

The controls for restricting user access to the Company’s System / Data, including:

1)	User authorization
2)	Maintaining the user access log
3)	Periodic re-validation of user access
4)	Revoking user access
5)	Managing Privileged User accesses
6)	Separation of Duties to reduce the risk of misuse of client code and assets
7)	Change management, risk management and issue management are exercised as part of Management Reviews.

The Company has implemented the Corporate Backup and Recovery Policy (the “Backup Policy”), which defines the objectives, accountabilities, and application of backup and recovery for the data held in the technology environment of all company departments. The goal of the Backup Policy includes:

1)	To define and apply a clear backup and restore standard for all corporate informational systems.
2)	To prioritize systems according to data sensitivity.
3)	To definition backup and recovery standards per data prioritization.
4)	To prevent the loss of data in the case of an accidental deletion or corruption of data, system failure, or disaster.
5)	To permit timely restoration of information and business processes, should such events occur.
6)	To manage and secure backup and restoration processes and the media employed in the process.
7)	To set the retention periods of information contained within system level backups designed for recoverability and provide a point-in-time snapshot of information as it existed during the time period defined by system backup policies.
8)	Backup retention periods contrast with retention periods defined by legal or business requirements.

Trademarks

The names and marks, Society Pass, SoPa, #HOTTAB and other trademarks, trade names, and service marks of Society Pass in this prospectus are the property of Society Pass or its subsidiaries.

The Company is the owner of multiple registered and common law trademarks in connection with its technology and its services. The names and marks “Society Pass”, “SOPA”, “#HOTTAB” and other trademarks, trade names, and service marks of Society Pass in this prospectus are the property of Society Pass or its subsidiaries.

The Company arranges the registration of trademarks, trade names, and service marks in the name of Society Technology, its wholly-owned subsidiary created for the purposes of the management of all intellectual property matters of the Company. It is not the intent of this prospectus to delineate each and every trademarkable matter of the Company owned through Society Technology. Without prejudice to the generality of foregoing, Society Technology is, inter alia, the owner of the registered trademarks “Society Pass”, “SOPA”and “#HOTTAB”” in connection with artificial intelligence software, electronic payment services, loyalty programs, SaaS platforms, and other subsets of the Company’s business. Society Technology currently registered 12 trademarks with the United States Patents and Trademark Office (the “USPTO”) and has two applications with the USPTO pending. Further, Society Technology filed and registered numerous trademarks with the trademark offices of Vietnam, India, Singapore, Philippines, Malaysia, Indonesia, and Thailand. The complete list of the Company’s trademarks as of the date of this prospectus is filed with the Company’s registration statement related to this prospectus as Exhibit 99.1.

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Reference to Third-Parties Trademarks

This prospectus also contains additional trademarks, trade names and service marks belonging to other companies. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

Pending Litigation

The Company is currently litigating three cases pending in the Supreme Court for the State of New York and one arbitration.

Two cases are employment actions filed by former employees who seek compensation alleged to be due pursuant to agreements with the Company. Both of the employees are represented by the same counsel and filed their cases in the Supreme Court of the State of New York, County of New York, in December 2019.

In one of those actions, a former employee claims entitlement to compensation and a bonus totaling $566,000 and 130-195 shares of Company common stock, together with costs. The Company responded to the complaint and also asserted counterclaims in the proceeding for $1,500,000 to $4,000,000 plus punitive damages, together with interest and costs, arising from, inter alia, the former employee’s breach of contract, unfair competition, misappropriation of trade secrets and breach of fiduciary duty. The former employee has responded to the Company’s counterclaims and this action is in the discovery phase of the litigation.

In the other employment action, another former employee claims entitlement to salary payments and expense reimbursement in the amount of $122,042.60, plus liquidated damages, together with costs. This former employee also claims entitlement to 1,721 to 2,536 shares of the Company’s common stock. In addition, this action also includes claims by a plaintiff-entity alleging entitlement to $8 million in shares of the Company’s Series A Preferred stock. The Company responded to the complaint and also asserted counterclaims against the former employee in the proceeding for $1,500,000 to $2,000,000 plus punitive damages, together with costs, arising from, inter alia, the former employee’s breach of contract, breach of fiduciary duty, tortious interference and fraud. The former employee has responded to the Company’s counterclaims and this action is still in the discovery phase of litigation. The judge assigned to this action has announced her retirement at the end of the year.

The third case also involves one of those former employees; therein, a Company affiliate filed suit in February 2020 seeking enforcement, by way of specific performance, of an agreement which entitles the affiliate to purchase all of the 99 percent of the shares of the plaintiff-entity which alleges entitlement to $8 million in shares of the Company’s Series A Preferred Stock in one of the employment actions described above. The former employee has responded to the Company’s complaint in this action with a motion to dismiss, which was later withdrawn by same, and then by way of an answer without counterclaims. The judge assigned to this action has announced his retirement at the end of the calendar year.

The Company is in an AAA arbitration defending allegations of breach of an agreement. The Demand for Arbitration therein, dated August 25, 2020, asserts that the Petitioner, an LLC, had an agreement with the Company and its CEO granting the Petitioner the right to require the Company to redeem certain common stock in the Company for a cash payment.

The Demand alleges that the Petitioner submitted a Redemption Notice, as required under the alleged agreement, obligating the Company to redeem the shares. The Demand alleges that the failure of the Company to redeem the shares and pay Petitioner further obligates the Company to provide additional common stock to the Petitioner. The amount alleged to be due to the Petitioner as of July 31, 2020 was said to be $590,461.94 and growing daily while the number of additional common stock shares alleged to be due to Petitioner as of July 31, 2020 was said to be 708,542,582 and growing, daily.

The Company has submitted a total and general denial of the allegations of the Demand. The matter has been assigned to an arbitrator and a Preliminary Hearing and Scheduling Order was issued in or around November 9, 2020. Dispositive motions are due at the end of January 2021 but otherwise this matter is in the discovery phase with any Final Hearing before the arbitrator tentatively scheduled for mid-September 2021.

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MANAGEMENT

The following are our executive officers and directors and their respective ages and positions as of February 11, 2021.

Name	Age	Position
Dennis Nguyen	50	Founder, Chairman and Chief Executive Officer
Raynauld Liang	46	Chief Operating Officer and Chief Financial Officer
Sanjeev Sapkota	39	Vice President, Product Development
Chung Nguyen	35	Vice President, Technology
Tu Pham	35	Vice President, Technology
Mark Carrington	51	Vice President, Operations
Cham Ngo	48	Chief Accountant and Head of Administration
Yuki Phan	27	Manager, Marketing
Thang Nguyen	29	Manager, Customer Care
Nand Kishor	32	Manager, Technology
Shashi Kant Mishra	28	Manager, IT Security/Analytics
Tan Bien Kiat	65	Vice Chairman of the Board
Jeremy Miller	38	Director
Linda Cutler	73	Director
John Mackay	65	Director

Dennis Nguyen is our Founder, Chairman and Chief Executive Officer. Mr. Nguyen serves as the Chairman of the Board of Directors (the “Board”) of Society Pass Incorporated and chairs the Executive Committee. As our Founder and Chief Executive Officer of our Company since its founding in June 2018, he is responsible for the Company’s overall management and strategic vision as well as driving marketing, sales and investor relations activities. Mr. Nguyen worked at Nortel Networks from 1995 to 1997, rotating through marketing, treasury, legal, and management consultant groups. He then was a M&A banker at Citigroup, Credit Agricole Indosuez and Daiwa Securities SMBC, all of which were Hong Kong-based roles, from 1998 to 2002. Mr. Nguyen founded New Asia Partners (NAP) in 2002 as a Shanghai based-venture capital boutique focused on investing in small to medium size Asian companies. He led NAP until its closure in 2017. He previously served as Director of M Dream Holdings Limited (2004-06), Director of Sino Environment Technology Limited (2005-06), Vice Chairman of China Huiyin Pte Limited (2005-08), Director of Wuyi Pharma Co Limited (2006-08), and Vice Chairman of Huy Vietnam Group Limited (2013-15). Since 2009, he has served on the University of California, Irvine Foundation Board of Trustees. Mr. Nguyen earned a MBA from The University of Chicago Booth School of Business; a MA in International Studies from The Johns Hopkins University School of Advanced International Studies; a Juris Doctor from the University of Minnesota Law School; and a BA-Economics/BA-Chinese Literature from the University of California, Irvine.

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Raynauld Liang Reporting to the CEO, Mr. Liang is the Chief Operating Officer and Chief Financial Officer of Society Pass Incorporated since May 2019. As COO, he is responsible for technology operations, procurement, IT Security, and database management. As CFO, responsible for all finance, accounting, control, and corporate finance activities. Mr. Liang began his career as a Finance Manager at IBM Global Services/IBM Asia Pacific Software Group based in Singapore in . Mr. Liang then worked a Singapore mainboard listed company Hyflux Limited as a finance manager from 2005 to 2007. Mr. Liang worked at a China based Singapore listed company Sino Environment Technology Group Limited as Chief Financial Officer from 2007 to 2010. Mr. Liang later joined Primeforth Capital Limited a Singapore-based boutique corporate advisory firm as a Investment director to work on startup companies and pre-ipo fund raising activities from 2010 to 2012. He later founded Connex Capital Limited in 2012, a corporate advisory firm and focus on advising companies with IPOs in Singapore and Hong Kong. He headed the investment function of a family office, L K Ang Corporate Pte Ltd from 2014 to 2019. Mr. Liang earned a Bachelor of Commerce from The University of Queensland in Australia majoring in Accounting.

Sanjeev Sapkota Reporting to the Chief Operating Officer, Mr. Sapkota is the Vice President – Product Development and has led the Company’s product development since November 2019. In particular, he has been instrumental in developing the SoPa F&B App, SoPa.asia Marketplace, #HOTTAB POS and #HOTTAB Biz App interfaces. Mr. SAPKOTA possesses more than 15 years of software development and product development experience in China and Vietnam. Prior to selling #HOTTAB to the Company in November 2019, he founded #HOTTAB as a leading POS and online ordering platform in Vietnam in 2015. He grew #HOTTAB’s customer base to over 1,000 merchants and 1,000 consumers from its founding. Previously, Mr. SAPKOTA founded Simple Byte, a Zhuhai-based software development company, in 2007, to develop websites, asset tracking software, and order management tools.

Chung Nguyen Reporting to CEO/COO, since joining our Company in June 2020, Mr. Nguyen is the Vice President – Technology and is responsible for day-to-day management of the product development team with particular focus on delivering product features. He receives feedback from customer care team, marketing & sales team, and from customers themselves (both consumers and merchants) to lead the Technical Development Team in improving websites, applications, and solve raised issues. Mr. Nguyen works closely with Marketing & Sales team to build new and necessary features for the company’s websites and applications. He also researches new technologies and updates them within the company’s product ecosystem, while studying and analyzing market competitors’ products. Mr. Nguyen possesses more than 11 years of software development experience with various domains. Prior to joining our Company, he was the co-founder of Novalex Vietnam, a Blockchain and AI technology solutions company, from Jan 2019 to May 2020. Mr. Nguyen was the COO for AgileTech, an outsourcing company with the size of 40 members from February 2018 to Jan 2019, a technical team leader for Willer Viet Nam from Jan 2017 to February 2018, and a software developer, project manager, product owner for Viettel Software Centre, Viettel Group (Vietnam’s largest Telecom Provider), from 2010 to December 2016. Mr, Nguyen’s technical skills include: Java, Golang, NodeJS, C, C++ based technologies and his management skills include Agile Scrum, Waterfall. CMMI Level 3 Certification. Mr. Nguyen has a Bachelor’s Degree in Computer Science, Hanoi University Of Technology (Top IT University in Vietnam).

Tu Pham Reporting to the COO, since joining our Company in June 2020, Mr. Pham is Vice President, Technology and is responsible for the software development of our Platform with particular focus on building frameworks and resolving technical issues. Design architecture and choose technologies, technical infrastructures to apply to products. Review code from other members in the development team to improve code quality. Apply new technologies to products, make guideline documents for coding. Graduated from Hanoi University Of Technology (Top IT University in Viet Nam), specialize in Computer Engineering. Mr. Pham started his career at AIC Software in 2007, then later work as freelancer and founder, participating some big projects such as Adayroi, Kbank Letter of Guarantee Blockchain platform, and he had 8 years in Startup with various roles, from a developer, team leader, to CTO, in some successful Startup including Helpster, Clingme, Tomochain. In 2015, Mr. Pham co-founded Agiletech as a techhub focusing on helping small startups with technical positions, with the role of CTO for the company. From 2019 he started working mainly on Deep learning. In 2019, he co-founded Novalex Viet Nam, a technology company focus on Blockchain and AI solutions. Technical skills: Tu is familiar with most programming languages, and every related frameworks, technologies, databases.

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Mark Carrington Reporting to COO, since January 2021, Mr. Carrington is the Vice President – Operations and is responsible for product development and data management. He coordinates technology, marketing, sales and finance teams. Mr. Carrington worked at CoreLogic from 2003 – 2017, starting as Director of Product Management and ending as Director of Account Management. As Director of Product Management Mr. Carrington transitioned the company to a cloud based data structure and implemented product strategy into SaaS. He directed sales and technology teams to execute B2B SaaS products currently serving 500+ financial institutions. As Director of Account Management Mr. Carrington was responsible for client retention, technology training, and growth strategy. He managed client accounts with marketing and sales and developed a line of customized products through the technology teams. From 1999 – 2003 Mr. Carrington was the 39th hire at a Financial Technology (FinTech) startup called LoanPerformance and was instrumental in its acquisition into CoreLogic. In 2018 Mr. Carrington left the FinTech industry to start his own health and wellness business as an entrepreneur. In the last two years he has grown his customer base to 350 and annual revenue of $80k. Mr. Carrington holds a B.A. in Economics and a B.S. in Statistics from the University of California, Irvine.

Cham Ngo Reporting to the COO/CFO, Ms. Ngo is the Chief Accountant and Head of Administration of the Company’s operations in Vietnam since July 2017 (including work at Hottab Vietnam Co Ltd). Ms. Ngo is responsible for executing and reporting on all control, audit, financial, HR, and legal functions for SoPa and #HOTTAB in Vietnam. With 20+ years of financial reporting experience, Ms. Ngo served as Chief Accountant of #HOTTAB prior to our acquisition of #HOTTAB and was instrumental in the due diligence process of the deal. Previously, she served as the Chief Accountant of Clickable Vietnam, a digital marketing company, from January 2015 to June 2017 and as Operation Manager for Bobby Chinn Group from July 2003 to November 2014, as senior accountant for Apollo Education from September 1998 to November 2002, and as tax accountant for PwC in Hanoi from June 1995 to August 1998. Ms. Ngo possesses an Accounting degree from the Hanoi University of Commerce.

Yuki Phan Reporting to the CEO, since June 2020, Ms. Phan is the Manager – Marketing and is responsible for developing strategies and tactics to build Society Pass Incorporated’s presence online and offline, boost its reputation and drive qualified traffic to the company’s websites and social media platforms. She also tracks and analyzes the performance of advertising campaigns, managing the marketing budget and ensuring that all marketing material is in line with the company’s brand identity. Ms. Phan is fluent in English, French, and Vietnamese, Ms. Phan has more than 5 years of experience in managing communications, PR, and marketing in all three languages in both private and public sectors. She specializes in content marketing, content management, and event management. Ms. Phan previously worked as communication and PR officer at the Embassy of Belgium in Vietnam from December 2017 to December 2019, event manager at the Embassy of Australia in Vietnam from January 2020 to June 2020, translator and interpreter at VNPT-Fujitsu Telecommunication from June 2017 to December 2017, and content marketing executive at Clickable Vietnam from May 2015 to February 2017. Ms. Phan holds a Bachelor of Arts degree in International Business and French from Ohio Wesleyan University, USA, with completion of a 6-month exchange program at Sorbonne-Nouvelle University, Paris, France.

Thang Nguyen Reporting to the CEO, since November 2017, Thang Nguyen is Manager, Customer Care and manages the #HOTTAB Care customer support teams. He manages POS customer and online ordering platform customer support which includes consumer and merchant support hotlines and order confirmation support team. Previously, Mr. Nguyen served as network engineer at Tek Exert from July 2015 to December 2015 and sales representative at BSOP Property Management from January 2017 to November 2017. Mr. Nguyen possesses a degree in Computer Science from Hanoi University.

Shashi Kant Mishra Reporting to the CEO, since March 2019, Mr. Mishra is the Manager – Analytics and is responsible for IT Security/Data Analytics at Society Pass Incorporated, with particular focus on application programming interfaces and backend integration with merchants. Managing Marketing tools like - Google Analytics for Website traffic analytics, Google Ads, HubSpot, Zapier for website email automation, Ahrefs, Unbounce for landing page designing, Getresponse for email blasting. Mr. Mishra started his career at Dell International in April 2016, as an Associate Software developer. He worked on Ireland based Banking project in which he manages Production system as well as directly handle Senior Bank Executives for handling Mortgage related customers issues. Mr. Mishra also worked at NTT Data Inc from November 2016 to March 2019, as an Analyst handling Bank of Ireland Clients and Support Mortgage system. Mr. Mishra is a DevOps Developer experienced in design development of production grade Cloud services using IBM Cloud (Bluemix), AWS, Google Cloud, API Centric applications and RESTful services. He has in-depth knowledge in Cloudant, Cloud Foundry, IBM Server side setup, IBM API Connect, Single Sign on, Service Discovery and Rest Webservices. Mr. Mishra also has knowledge in Linux Admin (Infrastructure setup). Mr. Mishra also have expertise in Monitoring Tool: Splunk, Jenkins, Ansible, Jira, he works on different Languages: Node.js, Python, PHP, HTML. He has experience on Testing Tool: Selenium (Python, Java), JMeter. Databases (Relational and No SQL): MongoDB, Cloudant. Mr. Mishra earned an Bachelor in Technology in Computer Science & Engineering from ITM GIDA, Uttar Pradesh.

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Neeraj Dharam Upadhyay Reporting to Vice President – Technology, since May 2019, Mr. Upadhyay is the Manager – Technology and responsible for providing Technical Architecture and Solutions for the Company product ecosystem. He is proficient writing Microservices. As a tech lead, Mr. Kishor is efficiently managing the team queries regarding the backend, API’s and providing appropriate solutions in a timely manner. He is responsible for the overall deployment of various services over the GCP. He has expertise developing code for Microservices, and managing databases on MongoDB, MySQL and GCP Datastore. Having vast experience in developing E-commerce applications, writing plugins for WordPress and WooCommerce, writing Microservices, RESTful API’s etc, he has 10+ years of experience on E-commerce platforms like Shopify, OpenCart, WooCommerce and PHP Frameworks (Laravel, CodeIgniter and Cake PHP). He is having hands-on experience in Ruby On Rails, NodeJS, ReactJS, &Python. He was the Technical Leader for Nethues Technologies, a company with 350+ employees and was leading the project with a team of 25 members, from February 2016 to May 2018. He also worked as a Tech Lead/Dependency Manager in EitBiz New Delhi from May 2018 to April 2019. He Technical Skills include VC & Cloud: GitHub, Bitbucket, Composer, Docker, GCP, AWS, CI/CD Pipelines Languages: PHP, Node.js, Ruby, Python, JavaScript, HTML Databases (Relational and No SQL): MongoDB, MySQL, PostgreSQL, DataStore Frameworks & JS Libs: Laravel, CodeIgniter, CakePHP, ReactJS, Ruby on Rails, Django, Socket.io, RedisServer. He has completed Bachelor of Computer Applications from IGNOU and Masters in Business Administration- IT from Swami Vivekanand Subharti University.

Tan Bien Kiat is the Vice-Chairman of the Board of Directors of the Company since September 2019. In Mr. Tan’s capacity as Vice-Chairman, he assists the management team with constructing and executing the Company’s business plan. Leveraging his deep professional contacts, he introduces regional telecommunications operators and institutional investors to the Company. Mr. Tan founded Titan Capital Limited, a Singapore-based private equity investment firm, in 2003, where he acts as Executive Chairman. He was formerly Chairman of the Board of Pacific Internet, a NASDAQ-listed telco services company operating in 8 Asian countries. Mr. Tan was also the Managing Director of the Asian arm of TPG Capital, a leading global private equity firm with US$80 billion of capital under management. He started and ran TPG’s operations in South Asia, South-East Asia and Australia. Prior to that, he was Chief Executive of Ometraco Corporation, a major Indonesian conglomerate which controlled 5 public-listed companies. Mr. Tan’s career also includes senior management positions with Booz Allen and AT Kearney, both of which are leading American strategy consulting firms, where he was instrumental in pioneering their Asian franchisees in both Hong Kong and Singapore. Mr. Tan is an international trustee of International House of New York and sits on the management committee of the Lien Centre for Social Innovation of the Singapore Management University. Mr. Tan holds an MBA and MS from Columbia University and B.Sc with a First Class Honours in Mechanical Engineering from Birmingham University in the United Kingdom.

With extensive senior management experience within leading global investment firms, we believe that Mr. Tan is qualified to serve as a member of our Board.

Jeremy Miller is a Director of the Board of Directors of the Company and chairs the Audit Committee since September 2019. Mr. Miller is an entrepreneur and international businessman. He is Co-owner and Chief Financial Officer of Wm. Miller Scrap Iron & Metal Co., where he oversees multiple areas of the business, including accounting, quality, environmental, health and safety, business development, and global sales since 2002. Mr. Miller manages real estate portfolio, which stated with residential property in 2002 and expanded to include commercial property in 2007. Mr. Miller served six years on the Board of Directors for the Global Recycling Standards Organization, including as Chairman of the Board from 2016-2018. In addition to his business background, Mr. Miller is also a public servant. He was elected to the Minnesota Senate in 2010, becoming the second youngest person in state history to be elected to this position. In 2019 at 35 years old, Mr. Miller was the youngest Senator in Minnesota State history to be elected President of the Senate.

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With a wide variety of domestic and international business experience, we believe Mr. Miller is qualified to serve as a member of our Board.

Linda Cutler is a Director of the Board of Directors of the Company and chairs the Remuneration Committee since May 2020. Ms. Cutler served on the board of directors, including the executive committee and the investment committee of Mental Health of Minnesota, a non-profit based in St. Paul, Minnesota through the end of 2019. Ms. Cutler served as Vice President, Deputy General Counsel and Assistant Secretary for Cargill, Inc. (one of the largest privately owned companies in the world) until she retired in 2013 after 39 years of service. At Cargill, Ms. Cutler supervised the European Regional General Counsel and also supervised the Asian Regional General Counsel at the time of her retirement. She previously had supervised the Latin American General Counsel and the Canadian legal team. Ms. Cutler was responsible for legal services to Cargill’s financial businesses for 25 years. She handled numerous domestic and international acquisitions and dispositions. She also was responsible for all aspects of Cargill’s 2011 tax free spin-off of its majority interest in The Mosaic Company (a publicly traded company) valued at over $24 billion. Mrs. Cutler served on the boards and Audit and Compliance committees of Black River Asset Management, LLC and CarVal Investors, LLC from their inception in 2004 and 2006 respectively, until her retirement from Cargill. Mrs. Cutler was a Committee Chair of the American Bar Association Business Law Section Derivatives and Futures Committee and was a Member of the Executive Committee of the Futures Industry Association Law and Compliance Division. Mrs. Cutler is a member of the Board of Trustees of the University of Minnesota Landscape Arboretum Foundation since 2013 and Treasurer and chair of the Audit and Finance Committee and chair of the Nominating and Governance Committee. Ms. Cutler holds a BA from Augustana College, an MA in European History from the University of Chicago and a JD from the University of Texas School of Law where she was a member of the Law Review.

We believe Mrs. Cutler is qualified to serve as a member of our Board because of her extensive international legal and business experience.

John Mackay is a Director of the Board of Directors of the Company and chairs the Nominating and Corporate Governance Committee since November 2020. Mr. Mackay is also Founding Partner and Co-Chairman of the Board of SP Angel Corporate Finance LLP (2006-present). In 2006, Mr. Mackay gathered his core team from HSBC, and together they founded SP Angel. He has overseen the creation of a thriving, new, top 6 Midcap investment bank in the UK through strategic acquisition and organic growth, over a period which began with the global financial crisis in 2008 and continues through the Covid pandemic today. Mr. Mackay continues to maintain relationships with longstanding clients, develop new clients for, and support the strategic growth of the firm. Previously, in 1986 Mr. Mackay joined Merrill Lynch in NYC, moving to London to establish an equity-linked desk covering UK, Europe and Asia, leading the Int’l league tables for new issues. In 1995 he was recruited by HSBC to head up global ECM as Deputy CEO Investment Banking. In 2000 he was appointed CEO of Seymour Pierce, which he transformed into the most prolific London-based advisor to tech start-ups in the dot-com era. In 2003 he acquired the Asset management business of Seymour Pierce which he ran until 2006. Separately, Mr. Mackay is the founder and Chairman of the very successful and popular Notting Hill Preparatory School in London. Mr. Mackay was educated at Sevenoaks School, Oxford University and gained an MBA at INSEAD in 1986.

With extensive senior management experience within leading global financial institutions, including Merrill Lynch and HSBC, we believe that Mr. Mackay is qualified to serve as a member of our Board.

Code of Ethics

Our Board plans to adopt a written code of business conduct and ethics (“Code”) that applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. We intend to post on our website a current copy of the Code and all disclosures that are required by law in regard to any amendments to, or waivers from, any provision of the Code.

Board Leadership Structure and Risk Oversight

The Board oversees our business and considers the risks associated with our business strategy and decisions. The Board currently implements its risk oversight function as a whole. Each of the Board committees, as set forth below, will also provide risk oversight in respect of its areas of concentration and reports material risks to the board for further consideration.

Board of Directors

Our business and affairs are managed under the direction of our Board. Our Board consists of five directors, three of whom qualify as “independent” under the listing standards of Nasdaq.

Directors serve until the next annual meeting and until their successors are elected and qualified. Officers are appointed to serve for one year until the meeting of the Board following the annual meeting of shareholders and until their successors have been elected and qualified.

Director Independence

Our board of directors are composed of a majority of “independent directors” as defined under the rules of Nasdaq. We use the definition of “independence” applied by Nasdaq to make this determination. Nasdaq Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the company or any other individual having a relationship which, in the opinion of the Company’s Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Nasdaq listing rules provide that a director cannot be considered independent if:

•	the director is, or at any time during the past three (3) years was, an employee of the company;
•	the director or a family member of the director accepted any compensation from the company in excess of $120,000 during any period of twelve (12) consecutive months within the three (3) years preceding the independence determination (subject to certain exemptions, including, among other things, compensation for board or board committee service);
•	the director or a family member of the director is a partner in, controlling shareholder of, or an executive officer of an entity to which the company made, or from which the company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exemptions);
•	the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three (3) years, any of the executive officers of the company served on the Remuneration Committee of such other entity; or
•	the director or a family member of the director is a current partner of the company’s outside auditor, or at any time during the past three (3) years was a partner or employee of the company’s outside auditor, and who worked on the company’s audit.
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Under such definitions, our Board has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our Board has determined that Tan Bien Kiat, Jeremy Miller, Linda Cutler and John MacKay are all independent directors of the Company. However, our common stock is not currently quoted or listed on any national exchange or interdealer quotation system with a requirement that a majority of our Board be independent and, therefore, the Company is not subject to any director independence requirements.

Committees of the Board of Directors

Our Board has established an Audit Committee, a Remuneration Committee, a Nominating and Corporate Governance Committee and an Executive Committee. Our Board has not yet adopted procedures by which stockholders may recommend nominees to the Board of Directors. The composition and responsibilities of each of the committees of our Board is described below. Members serve on these committees until their resignation or until as otherwise determined by our board of directors.

Audit Committee

We have established an audit committee consisting of Jeremy Miller, Linda Cutler and John MacKay. Mr. Jeremy Miller is the Chairman of the audit committee. In addition, our Board has determined that Jeremy Miller is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended, or the Securities Act. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

•	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our annual disclosure report;
•	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;
•	discussing with management major risk assessment and risk management policies;
•	monitoring the independence of the independent auditor;
•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;
•	reviewing and approving all related-party transactions;
•	inquiring and discussing with management our compliance with applicable laws and regulations;
•	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;
•	appointing or replacing the independent auditor;
•	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;
•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and
•	approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

The audit committee is composed exclusively of “independent directors” who are “financially literate” as defined under the Nasdaq listing standards. The Nasdaq listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, the Company intends to certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication.

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Remuneration Committee

We have established a Remuneration Committee of the board of directors to consist of Linda Cutler, Tan Bien Kiat and John MacKay, each of whom is an independent director. Each member of our Remuneration Committee is also a non-employee director, as defined under Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Code. Mrs. Linda Cutler is the chairman of the Remuneration Committee. The Remuneration Committee’s duties, which are specified in our Remuneration Committee Charter, include, but are not limited to:

•	reviews, approves and determines, or makes recommendations to our board of directors regarding, the compensation of our executive officers;
•	administers our equity compensation plans;
•	reviews and approves, or makes recommendations to our board of directors, regarding incentive compensation and equity compensation plans; and
•	establishes and reviews general policies relating to compensation and benefits of our employees.

Nominating and Corporate Governance Committee

We have established a nominating and corporate governance committee consisting of John Mackay Tan Bien Kiat, and Jeremy Miller. Mr. John MacKay is the Chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee’s duties, which are specified in our Nominating and Corporate Governance Committee Charter, include, but are not limited to:

•	identifying, reviewing and evaluating candidates to serve on our board of directors consistent with criteria approved by our board of directors;
•	evaluating director performance on our board of directors and applicable committees of our board of directors and determining whether continued service on our board of directors is appropriate;
•	evaluating nominations by stockholders of candidates for election to our board of directors; and
•	corporate governance matters.

Executive Committee

We have established an executive committee consisting of Dennis Nguyen, Tan Bien Kiat and Linda Cutler. Mr. Dennis Nguyen is the Chairman of the Executive Committee. The Executive Committee’s duties, which are specified in our Executive Committee Charter, include, but are not limited to:

•	reviewing business strategies and plans for the quarter and year; and
•	identifying human resource talent for management team.

Director Compensation

Each member of the Board received a grant, effective March 1, 2021 of 7,500 shares of restricted common stock for work prior to the IPO. Post IPO, each member of the Board will receive a further grant of shares worth $50,000 based on the IPO price that will vest by December 31, 2021.

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Involvement in Certain Legal Proceedings

Except as disclosed below, to our knowledge, none of our current directors or executive officers has, during the past ten (10) years:

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
•	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two (2) years prior to that time;
•	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;
•	been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;
•	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or
•	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Advisory Board

The Board established to the Advisory Board to advise the CEO and Society Pass Board of Directors concerning technology and innovation, marketing and business growth strategies, stakeholder relations and geostrategic trends. The following are members of our Advisory Board as of February 11, 2021.

Drew Thompson is a Visiting Senior Research Fellow at the Lee Kuan Yew School of Public Policy at the National University of Singapore, where he teaches graduate-level courses in US-China Relations and Practical Political Risk Analysis. He is also a part-time Senior Research Scientist at the CNA Corporation. From 2011 to 2018, he was the Director for China, Taiwan and Mongolia in the Office of the Secretary of Defense where he was responsible for supporting the Secretary and managing military-to-military relations. He was previously the Director of China Studies and Starr Senior Fellow at the Center for the National Interest in Washington, D.C. Prior to joining the Center, he was the National Director of the China-MSD HIV/AIDS Partnership in Beijing, a 5 year, $30 million HIV/AIDS program established by Merck & Co. and the Chinese Ministry of Health. Mr. Thompson served previously as Assistant Director to the Freeman Chair in China Studies at the Center for Strategic and International Studies (CSIS). He also was the president of a Washington, D.C. company that manufactured snack food in Qingdao, China. He lived in Shanghai from 1993 to 1998 where he was the General Manager of a U.S. freight forwarding and logistics firm, overseeing offices in Beijing, Shanghai, and Nanjing. Mr. Thompson is widely published and has conducted live television interviews for CNN, C-SPAN, Fox News, Bloomberg, the BBC, Channelnews Asia, Voice of America and CNBC Asia. In addition, he has conducted interviews on National Public Radio, including appearances on the Diane Rehm show. Mr. Thompson studied Chinese language at Beijing University in 1990, and was a graduate student in 1992 at the Johns Hopkins University-Nanjing University Center for Chinese and American Studies in Nanjing, China. He graduated cum laude with a B.A. in Asian Studies from Hobart College in 1992, and was elected to Phi Beta Kappa. In 2004, Mr. Thompson received an M.A. in Government, with a concentration in Homeland Security, from Johns Hopkins University.

Matthias Yeo is the Co-founder and Chief Operating Officer of Momentum Z, a Cyber security firm in Singapore. He is responsible for driving organisation’s solution strategy and technology vision globally. He serves as a trusted advisor in the area of governance to senior executives (CIOs and CISOs) and in strategizing and improving the overall security postures for their organization. He has over 20 years of experience in Cyber Security and Technology Leadership. Previously, he holds and numerous Board advisory positions such as EM2 Artificial Intelligence group. He also sits on the board of several charity organization. He was previously the President in (ISC)2. Singapore chapter (Cyber Security Chapter that focus on security and governance skill). He was also the Ex-CTO of Symantec Corporation in Asia Pacific, and prior to that, he was the CTO of Blue Coat (Asia Pacific) Matthias has an impressive record of transforming IT business and produce quantum leap approach. He brings a wealth of expertise in areas such as transformative changes, identifying GTM strategy and defining organization direction. He is an active conference speaker in Asia Pacific on security issues at technical conferences and industry events, where he provides deep insights into trends, developments, and strategies for digital security. He is often featured or quoted for his expert view of the security trends in APAC. He was featured in SG50 “A Nation of Skilled Talent” and was recently awarded the “Asia Greatest CTO 2016” by URS Media.

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Cyrus Morton is a Partner in the law firm of Robins Kaplan LLP and is the chair of the firm’s Patent Office Trials Group. He has over 20 years of patent litigation experience, obtaining many results over eight figures on behalf of individual inventors and both small and large companies. In 2020, he earned national recognition as a “Recommended Individual for Post-Grant Proceedings” in IAM 1000: The World’s Leading Patent Practitioners. In recent years, he has also been named an “Intellectual Property Trailblazer” by The National Law Journal, a “Litigation Star” by Benchmark Litigation, and a “Top Attorney in the PTAB” by Docket Navigator. Mr. Morton’s technology background began with his work at 3M in 1993-95 where he received a patent for his work on color filters for laptop displays. From there he combined a Physics Degree from Hamline University with a Juris Doctor from the University of Minnesota to launch his career. He has handled cases involving a wide array of technology including software, hardware (e.g. semiconductors), and internet technology as well as smart phones and apps.

Philip Baillieu is the Managing Partner of Ragnar Capital, has over 30 years’ experience in financial services across a diverse range of industries including commodities, asset management and investment banking. Philip was based in Hong Kong for nearly a decade, where he built up an extensive knowledge base of financial sector expertise and contacts that are deployed at Ragnar Capital. Philip worked at Barings Securities, ING Bank, Macquarie Bank, the Samsung Group and Mizuho Bank before transitioning to his current role. He is also the Head of Strategic Partnerships for an Australian regtech start-up and a successful investor in early stage companies. Philip volunteers as the Chair of Governors for a state-funded secondary school for children aged 11 to 18 and has an BA from Exeter University in Economic History.

Nobukatsu Kanehara is a visiting professor of the faculty of law, Doshisha University. Mr. Kanehara served as Assistant Chief Cabinet Secretary to Prime Minister Shinzo Abe from 2012 to 2019. In 2013, Mr. Kanehara became the inaugural Deputy Secretary-General of the National Security Secretariat, where he served until his retirement from government service in 2019. He also served as Deputy Director of the Cabinet Intelligence and Research Office. Mr. Kanehara’s role in the Cabinet built on a distinguished career at the Ministry of Foreign Affairs, where he served in a number of notable positions. These included the Director-General of Bureau of International Law, Deputy Director-General of the Foreign Policy Bureau, Ambassador in charge of the United Nations and Human Rights, Deputy Director-General of European Affairs in charge of Russia and Eastern Europe, Director of the Ministry’s Policy Coordination Division, the Japan-U.S. Security Treaty Division. He served abroad as Deputy Chief of Mission in Seoul, Republic of Korea, Minister at the Embassy of Japan in Washington, the United States and Minister of the Permanent Mission of Japan to the United Nations. He is the author of Senryaku Gaiko Genron: A Grand Strategy of Japan for the 21st Century. He has a law degree and a PhD from the University of Tokyo School of Law and Politics, and has studied at Johns Hopkins University, Georgetown University, and the University of Maryland.

Stephen Peepels is a senior corporate lawyer based in Hong Kong. After starting his career at the U.S. Securities Exchange Commission, Mr. Peepels has been a partner and practice group leader in some of the most well regarding international law firms. Over his 20 year career, he has advised on some of the most complex, cross border debt and equity financing by companies in Greater China, Southeast Asia, India and Australia, representing companies, financial sponsors and investment banks. He has advised on numerous marquee transactions, including the largest initial public offering transactions in each of India and Australia. In addition, Mr. Peepels has represented major private equity funds in highly structured debt and equity investments, including as counsel to Asia’s largest PE fund on several high profile investments. Recently, Mr. Peepels has increasingly advised clients on the effects of the constantly international evolving regulatory environment, and its impact on transactions involving the United States, China, Iran, Russia, Ukraine and other jurisdictions subject to various export controls, tariffs and international sanctions.

Pham Quang Vinh is Pham Quang Vinh served as the fifth Ambassador Extraordinary and Plenipotentiary of the Socialist Republic of Vietnam to the United States of America from 2015 to 2018. Ambassador Pham joined the Ministry of Foreign Affairs in September 1980, achieving the ministry’s highest rank of Senior Ambassador before retiring in December 2018. He served as deputy minister in charge of Vietnam’s relations with South Asia, Southeast Asia and the South Pacific. He also served as Vietnam’s senior official to the Association of Southeast Asian States (ASEAN), and continued to advise the ministry after retirement in support of Vietnam’s accession to the ASEAN Chairmanship in 2020. In addition to postings in Hanoi, and Washington, DC, he also served in various roles in Vietnam’s missions in New York and Thailand. Ambassador Vinh graduated from the University of Foreign Affairs in Hanoi and earned a post-graduate degree in international relations from Canberra College of Advanced Education in Australia.

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EXECUTIVE COMPENSATION

The following table illustrates the compensation paid by the Company to its executive officers. The disclosure is provided for the years ended December 31, 2019 and December 31, 2018.

Name and Principal Position	Year	Salary($)(1)	Total($)
Dennis Nguyen	2019	$730,000	$730,000
Chief Executive Officer and Chairman of the Board	2018	$730,000	$730,000

Raynauld Liang	2019	$21,000	$21,000
Chief Operating Officer and Chief Financial Officer	2018	--	--

Uday Soni Chief Technology Officer	2019	$68,750	$68,750 —
	2018	—	—

(1)	We periodically review, and may increase, base salaries in accordance with the Company’s normal annual compensation review for each of our named executive officers.

Equity Awards

None.

Employment Agreements.

As of December 31, 2019, and 2018, the Company had employment agreements with Dennis Nguyen and Raynauld Liang.

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PRINCIPAL STOCKHOLDERS

The following table sets forth certain information, as of February 11, 2021 with respect to the holdings of (1) each person who is the beneficial owner of more than 5% of Company voting stock, (2) each of our directors, (3) each executive officer, and (4) all of our current directors and executive officers as a group. As

Beneficial ownership of the voting stock is determined in accordance with the rules of the SEC and includes any shares of Company voting stock over which a person exercises sole or shared voting or investment power, or of which a person has a right to acquire ownership at any time within 60 days of February 11, 2021. Except as otherwise indicated, we believe that the persons named in this table have sole voting and investment power with respect to all shares of voting stock held by them. Applicable percentage ownership in the following table is based on 19,659,000 shares of common stock issued and outstanding on February 11, 2021 (excludes shares of common stock to be issued on the conversion of the Company’s Preferred Stock which automatically converts upon the consummation of this offering), and after the offering assuming a common stock offering of shares (excluding shares which may be sold upon exercise of the underwriters’ over-allotment option), plus, for each individual, any securities that individual has the right to acquire within 60 days of February 11, 2021.

To the best of our knowledge, except as otherwise indicated, each of the persons named in the table has sole voting and investment power with respect to the shares of our common stock beneficially owned by such person, except to the extent such power may be shared with a spouse. To our knowledge, none of the shares listed below are held under a voting trust or similar agreement, except as noted. To our knowledge, there is no arrangement, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company.

Name and Address of Beneficial Owner(1)	Title	Beneficially owned		Percent of Class Before Offering	Percent of Class After Offering
Officers and Directors
Dennis Nguyen	Chief Executive Officer and Chairman	11,919,000	(2)	60.6%
Raynauld Liang	Chief Operating Officer and Chief Financial Officer	1,125,000		5.7%	—
Sanjeev Sapkota	Chief Strategy Officer	—		—	—
Chung Nguyen	Vice President Technology	22,500		*	—
Cham Ngo	Chief Accountant and Head of Administration	60,000		*
Yuki Phan	Manager, Marketing	7,500		*
Thang Nguyen	Head of Customer Care	7,500		*	—
Shashi Kant Mishra	Manager IT Security/Analytics	30,000		*	—
Tan Bien Kiat	Vice-Chairman	—		—	—
Jeremy Miller	Director	—		—	—
Linda Cutler	Director	—		—	—
John Mackay	Director	—		—	—

Officers and Directors as a Group (total of 12 persons)		13,171,500		67.0%
5% Stockholders
Maroon Capital Limited(2)		7,809,750		39.7%
Dennis Nguyen GST Family Trust		4,109,250		20.9%
ANG Hock Loong		1,200,000		6.1%
LEONG Ann Jong		1,200,000		6.1%
ANG Liang Kim		1,177,500		6.0%

*Less than 1%.

(1)	Unless otherwise indicated, the principal address of the named directors and directors and 5% stockholders of the Company is c/o Society Pass Incorporated, 701 S. Carson Street, Suite 200, Carson City, NV 89701.
(2)	Includes 7,809,750 shares which are held in the name of Maroon Capital Limited of which Dennis Nguyen has a controlling interest and 4,109,250 shares in the name of Dennis Nguyen GST Family Trust, for which Dennis Nguyen is the trustee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Carmel, Milazzo & Feil LLP, counsel to the Company owns 75 shares of the Series B Preferred Stock.

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DESCRIPTION OF SECURITIES

The following description of our securities is only a summary and is qualified in its entirety by reference to the actual terms and provisions of the capital stock contained in our certificate of incorporation and our bylaws.

General

The Company is authorized to issue two classes of stock. The total number of shares of stock which the Company is authorized to issue is 100,000,000 shares of capital stock, consisting of 95,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of preferred stock, $0.0001 par value per share. On February 10, 2021 we effected a 750 for 1 stock split of the issued and outstanding shares of our common stock. The number of authorized shares of common stock remained at 100,000,000. An additional result of the stock split was that the stated value, the number of designated shares and outstanding shares of each series of preferred stock was adjusted in accordance their respective certificate of designations as described below. The number of authorized shares of preferred stock remained at 5,000,000. As of February 11, 2021, there were approximately 47 holders of record of our common stock.

Common Stock

The holders of our common stock are entitled to the following rights:

Voting Rights. Each share of our common stock entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Holders of our common stock are not entitled to cumulative voting rights with respect to the election of directors.

Dividend Rights. Subject to limitations under Nevada law and preferences that may apply to any shares of preferred stock that we may decide to issue in the future, holders of our common stock are entitled to receive ratably such dividends or other distributions, if any, as may be declared by our Board out of funds legally available therefor.

Liquidation Rights. In the event of the liquidation, dissolution or winding up of our business, the holders of our common stock are entitled to share ratably in the assets available for distribution after the payment of all of our debts and other liabilities, subject to the prior rights of the holders of our preferred stock.

Other Matters. The holders of our common stock have no subscription, redemption or conversion privileges. Our common stock does not entitle its holders to preemptive rights. All of the outstanding shares of our common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue in the future.

Preferred Stock

As of February 11, 2021, 10,000 shares of our preferred stock have been designated as Series A Convertible Preferred Stock, 8,000 of which are issued and outstanding; 50,000 shares of our preferred have been designated Series B Convertible Preferred Stock, 247,798 of which are issued and outstanding; 50,000 shares of our preferred stock have been designated Series B-1 Convertible Stock, 30,160 shares of which are issued and outstanding; 50,000 shares of our preferred stock have been designated as Series C Convertible Stock, 340 shares of which are issued and outstanding; 50,000 shares of our preferred stock have been designated Series C-1 Convertible Stock, 5,676 shares of which are outstanding.

Stated Value. Series A Preferred Stock: $1,000; Series B Preferred Stock: $1336; Series B-1: $2,917; Series C: $5,763; Series C-1 Preferred Stock: $420.

Voting Rights. (1) The affirmative vote of at least a majority of the holders of each series of Preferred Stock shall be necessary to:

(a) increase or decrease the par value of the shares of the Series A Preferred Stock, alter or change the powers, preferences or rights of the shares of Series A Preferred Stock or create, alter or change the powers, preferences or rights of any other capital stock of the Corporation if after such alteration or change such capital stock would be senior to or pari passu with Series A Preferred Stock; and (b) adversely affect the shares of Series A Preferred Stock, including in connection with a merger, recapitalization, reorganization or otherwise.

(2) The affirmative vote of at least a majority of the holders of the shares of the Series A Preferred Stock shall be necessary to:

(a) enter into a transaction or series of related transactions deemed to be a liquidation, dissolution or winding up of the Corporation, or voluntarily liquidate or dissolve;

(b) authorize a merger, acquisition or sale of substantially all of the assets of the Corporation or any of its subsidiaries (other than a merger exclusively to effect a change of domicile of the Corporation to another state of the United States);

(c) increase or decrease (other than decreases resulting from conversion of the Series A Preferred Stock) the authorized number of shares of the Company’s preferred stock or any series thereof, the number of shares of the Company’s common stock or any series thereof or the number of shares of any other class or series of capital stock of the Company; and

(d) any repurchase or redemption of capital stock of the Company except any repurchase or redemption at cost upon the termination of services of a service provider to the Company or the exercise by the Company of contractual rights of first refusal as applied to such capital stock.

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Dividend Rights. The holders of our Preferred Stock are not entitled to any dividend rights.

Conversion Rights (Series A Preferred Stock). Upon the consummation of this offering, the issued and outstanding shares of Series A Preferred Stock automatically convert into a number of shares of our common stock equal to the quotient obtained by dividing (x) the aggregate Stated Value of the issued and outstanding Series A Preferred Stock plus any other amounts due to the holders thereof divided by (y) the offering price of our common stock. If 90 days after conversion, the closing market price of our common stock as quoted on Nasdaq (the “Market Value”) has decreased below the initial public offering price, each holder of the Series A Preferred Stock shall be issued a warrant to purchase a number of shares of our common stock equal to 40% of the quotient of the (a) aggregate Stated Value held by such holder before conversion at the initial public offering price and the Market Value of the shares of common stock that were issuable upon conversion divided by (b) the Market Value. The warrants shall have a term of five years and shall be exercisable at the Market Value.

Conversion Rights (Preferred Stock other than Series A Preferred Stock). Upon the consummation of this offering, each issued and outstanding share of Series B Preferred Stock, Series B-1 Preferred Stock, Series C Preferred Stock and Series C-1 Preferred Stock will automatically convert into 750 shares of our common stock.

Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary (a “Liquidation Event”), the holders of each series of Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of our common stock by reason of their ownership thereof, an amount per share in cash equal to the greater of (x) the aggregate Stated Value for all shares of such series of Preferred Stock then held by then or (y) the amount payable per share of our common stock which such holder of Preferred Stock would have received if such holder had converted to common stock immediately prior to the Liquidation Event all of such series of Preferred Stock then held by such holder (the “Series Stock Liquidation Preference”). If, upon the occurrence of a Liquidation Event, the funds thus distributed among the holders of the Preferred Stock shall be insufficient to permit the payment to the holders of the Preferred Stock the full Series Stock Liquidation Preference for all series, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Preferred Stock in proportion to the aggregate Series Liquidation Preferences that would otherwise be payable to each of the holders of Preferred Stock. Such payment shall constitute payment in full to the holders of the Preferred Stock upon the Liquidation Event. After such payment shall have been made in full, or funds necessary for such payment shall have been set aside by the Company in trust for the account of the holders of Preferred Stock, so as to be immediately available for such payment, such holders of Preferred Stock shall be entitled to no further participation in the distribution of the assets of the Company. The sale of all or substantially all of the assets of the Company, or merger, tender offer or other business combination to which the Company is a party in which the voting stockholders of the Company prior to such transaction do not own a majority of the voting securities of the resulting entity or by which any person or group acquires beneficial ownership of 50% or more of the voting securities of the Company or resulting entity shall be deemed to be a Liquidation Event.

Other Matters. The holders of our Preferred Stock have no subscription or redemption privileges and are not subject to redemption. Our Series Preferred Stock does not entitle its holders to preemptive rights. All of the outstanding shares of our Preferred Stock are fully paid and non-assessable.

Additional Preferred Stock. Our Board has the authority to issue additional preferred stock in one or more classes or series and to fix the designations, powers, preferences, and rights, and the qualifications, limitations or restrictions thereof including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the stockholders.

While we do not currently have any plans for the issuance of any additional preferred stock, the issuance of additional preferred stock could adversely affect the rights of the holders of common stock and, therefore, reduce the value of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of the common stock until the Board of Directors determines the specific rights of the holders of the preferred stock; however, these effects may include:

•	Restricting dividends on the common stock;
•	Diluting the voting power of the common stock;
•	Impairing the liquidation rights of the common stock; or
•	Delaying or preventing a change in control of the Company without further action by the stockholders.
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Warrants

As of February 11, 2021, we have 2,833 warrants which convert into 2,833 Series C-1 Preferred Stock, par value $0.0001 and stated value of $420 per share.

Options

None.

Restricted Shares

Each member of the Board will receive a grant as of March 1, 2021 of restricted common stock of 7,500 shares for work prior to the IPO. After the IPO, each member of the Board will be granted common shares having a value of $50,000 based on the ending share price on December 31, 2021 that would vest by January 15, 2021.`

Anti-Takeover Effects of Nevada Law

Business Combinations

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes (“NRS”) generally prohibit a Nevada corporation with at least 200 stockholders from engaging in various “combination” transactions with any interested stockholder for a period of two years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status or the combination is approved by the board of directors and thereafter is approved at a meeting of the stockholders by the affirmative vote of stockholders representing at least 60% of the outstanding voting power held by disinterested stockholders, and extends beyond the expiration of the two-year period, unless:

•	the combination was approved by the board of directors prior to the person becoming an interested stockholder or the transaction by which the person first became an interested stockholder was approved by the board of directors before the person became an interested stockholder or the combination is later approved by a majority of the voting power held by disinterested stockholders; or
•	if the consideration to be paid by the interested stockholder is at least equal to the highest of: (a) the highest price per share paid by the interested stockholder within the two years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, (b) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, or (c) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.
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A “combination” is generally defined to include mergers or consolidations or any sale, lease exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, with an “interested stockholder” having: (a) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (b) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, (c) 10% or more of the earning power or net income of the corporation, and (d) certain other transactions with an interested stockholder or an affiliate or associate of an interested stockholder.

In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within two years, did own) 10% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire our company even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Control Share Acquisitions

The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS apply to “issuing corporations” that are Nevada corporations with at least 200 stockholders, including at least 100 stockholders of record who are Nevada residents, and that conduct business directly or indirectly in Nevada. The control share statute prohibits an acquirer, under certain circumstances, from voting its shares of a target corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Generally, once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

A corporation may elect to not be governed by, or “opt out” of, the control share provisions by making an election in its articles of incorporation or bylaws, provided that the opt-out election must be in place on the 10th day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above. We have not opted out of the control share statutes, and will be subject to these statutes if we are an “issuing corporation” as defined in such statutes.

The effect of the Nevada control share statutes is that the acquiring person, and those acting in association with the acquiring person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders at an annual or special meeting. The Nevada control share law, if applicable, could have the effect of discouraging takeovers of our company.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Securities Transfer Corporation.

Listing

We will apply to have our common stock listed on the Nasdaq Capital Market under the symbol “SOPA” which listing is a condition to this offering.

SHARES ELIGIBLE FOR FUTURE SALE

There is not currently an established U.S. trading market for our common stock. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding warrants, in the public market after this offering, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon completion of the sale of 2,500,000 shares of common stock pursuant to this offering, we will have shares of common stock issued and outstanding. In the event the underwriters exercise the over-allotment option in full, we will have shares of common stock issued and outstanding. The common stock sold in this offering will be freely tradable without restriction or further registration or qualification under the Securities Act.

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All previously issued shares of common stock that were not offered and sold in this offering, as well as shares issuable upon the exercise of warrants and subject to employee stock options, are or will be upon issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if such public resale is registered under the Securities Act or if the resale qualifies for an exemption from registration under Rule 144 under the Securities Act, which are summarized below.

In general, a person who has beneficially owned restricted shares of our common stock for at least six months in the event we have been a reporting company under the Exchange Act for at least ninety (90) days before the sale, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the ninety (90) days preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

1% of the number of shares of our common stock then outstanding; or

1% of the average weekly trading volume of our common stock during the four calendar weeks preceding the filing by such person of a notice on Form 144 with respect to the sale;

provided that, in each case, we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Rule 144 trades must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Lock-Up Agreements

Our executive officers and directors and any holder of 5% or more of the outstanding shares of common stock of the Company have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any shares of our common stock or other securities convertible into or exercisable or exchangeable for shares of our common stock for a period of 180 days after the effective date of the registration statement for this offering without the prior written consent of the representative (as defined herein).

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UNDERWRITING

We are offering our common stock described in this prospectus through the underwriters named below. Maxim Group LLC, or Maxim, is acting as representative of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, and we have agreed to sell to the underwriters, the number of common stock listed next to its name in the following table.

Underwriters	Number of Shares
Maxim Group LLC
Total

The underwriting agreement provides that the underwriters must buy all of the common stock being sold in this offering if they buy any of them. However, the underwriters are not required to take or pay for the common stock covered by the underwriters’ option to purchase additional common stock as described below.

Our common stock are offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters; and
•	the underwriters’ right to reject orders in whole or in part.

We have been advised by Maxim that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Option to Purchase Additional Common stock

We have granted the underwriters an option to buy up to an aggregate of 3,750,000 additional shares of common stock. The underwriters have 45 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional common stock approximately in proportion to the amounts specified in the table above.

Underwriting Discount

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $ per share from the initial public offering price. The underwriters may offer the shares through one or more of their affiliates or selling agents. If all the shares are not sold at the initial public offering price, Maxim may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein.

The following table shows the per share and total underwriting discount we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to 3,750,000 additional common stock.

		Per Share		Total without Over-Allotment Option		Total with Over-Allotment Option
Public offering price	$		$		$
Underwriting discounts and commissions (8.0%)	$		$		$
Proceeds, before expenses to us	$		$		$

We have agreed to pay Maxim’s out-of-pocket accountable expenses, including Maxim’s legal fees, up to a maximum amount of $230,000 if this offering is completed. We have paid $15,000 to Maxim as an advance to be applied towards reasonable out-of-pocket expenses, or the Advance. Any portion of the Advance shall be returned back to us to the extent not actually incurred.

We estimate that the total expenses of the offering payable by us, not including the underwriting discount, will be approximately $ million. We have also agreed to reimburse the underwriters for certain expenses incurred by them.

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Representative’s Warrants

We have also agreed to issue to Maxim (or its permitted assignees) warrants to purchase a number of our shares equal to an aggregate of 5.0% of the total number of common stock sold in this offering, or the Representative’s Warrants. The Representative’s Warrants will have an exercise price equal to 110% of the offering price of the common stock sold in this offering and may be exercised on a cashless basis. The Representative’s Warrants are exercisable commencing six months after the effective date of the registration statement related to this offering, and will expire five years after the effective date of such registration statement. The Representative’s Warrants are not redeemable by us. We have agreed to a one time demand registration of the common stock underlying the Representative’s Warrants at our expense and an additional demand registration at the holders’ expense for a period of five years from the effective date of the registration statement related to this offering. The Representative’s Warrants also provide for unlimited “piggyback” registration rights at our expense with respect to the underlying common stock during the five year period commencing from the effective date of the registration statement related to this offering. The Representative’s Warrants and the common stock underlying the Representative’s Warrants, have been deemed compensation by the Financial Industry Regulatory Authority, or FINRA, and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA. The underwriters (or permitted assignees under the Rule) may not sell, transfer, assign, pledge or hypothecate the Representative’s Warrants or the securities underlying the Representative’s Warrants, nor will they engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the Representative’s Warrants or the underlying securities for a period of six months from the effective date of this offering, except to any FINRA member participating in the offering and their bona fide officers or partners. The Representative’s Warrants will provide for adjustment in the number and price of such Representative’s Warrants (and the common stock underlying such Representative’s Warrants) to prevent dilution in the event of a forward or reverse stock split, stock dividend or similar recapitalization.

Right of First Refusal

We have agreed to grant Maxim, for the twelve (12) months period following the effective date of the registration statement related to this offering, a right of first refusal to act as lead left book runner and lead left manager and/or lead left placement agent, with at least 75.0% of the economics for a two handed deal and 50% of the economics for a three handed deal, for any and all future public and private equity, convertible or debt offerings of the Company’s Securities

Lock-Up Agreements

We and our directors, officers any other holder(s) of five percent (5.0%) or more of our outstanding common stock as of the effective date of the Registration Statement (and all holders of securities exercisable for or convertible into shares of common stock) shall enter into customary “lock-up” agreements in favor of Maxim pursuant to which such persons and entities shall agree, for a period of one hundred and eighty days (180) after the effective date of the registration statement related to this offering, that they shall neither offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any securities of the Company without Maxim’s prior written consent, including the issuance of shares of Common stock upon the exercise of currently outstanding options approved by Maxim.

Indemnification

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

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No Public Market

Prior to this offering, there has not been a public market for our securities in the U.S. and the public offering price for our common stock will be determined through negotiations between us and the underwriters. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

We offer no assurances that the initial public offering price will correspond to the price at which our common stock will trade in the public market subsequent to this offering or that an active trading market for our common stock will develop and continue after this offering.

Stock Exchange

We have applied to list our common stock on the Nasdaq Capital Market under the symbol “SOPA.” There can be no assurance that we will be successful in listing our common stock on the Nasdaq Capital Market.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock during and after this offering, including:

•	stabilizing transactions;
•	short sales;
•	purchases to cover positions created by short sales;
•	imposition of penalty bids; and
•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of common stock than they are required to purchase in this offering and purchasing common stock on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

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The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because Maxim has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters may carry out these transactions on the Nasdaq Capital Market, in the over-the-counter market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither we, nor any of the underwriters make any representation that the underwriters will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

Determination of Offering Price

Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation between us and Maxim. The principal factors to be considered in determining the initial public offering price include, but are not limited to:

•	the information set forth in this prospectus and otherwise available to Maxim;
•	our history and prospects and the history and prospects for the industry in which we compete;
•	our past and present financial performance;
•	our prospects for future earnings and the present state of our development;
•	the general condition of the securities market at the time of this offering;
•	the recent market prices of, and demand for, publicly traded shares of generally comparable companies; and
•	other factors deemed relevant by the underwriters and us.

The estimated public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock or that the common stock will trade in the public market at or above the initial public offering price.

Affiliations

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

Offer Restrictions Outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the common stock the possession, circulation or distribution of this prospectus or any other material relating to us or the common stock in any jurisdiction where action for that purpose is required. Accordingly, the common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

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Australia. This prospectus:

•	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);
•	has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;
•	does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and
•	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the common stock may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any common stock may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the common stock, you represent and warrant to us that you are an Exempt Investor.

As any offer of common stock under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the common stock you undertake to us that you will not, for a period of 12 months from the date of issue of the common stock, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada. The common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands. This prospectus does not constitute a public offer of the common stock, whether by way of sale or subscription, in the Cayman Islands. Common stock have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Dubai International Financial Centre (“DIFC”). This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

98

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive was implemented in that Relevant Member State (the Relevant Implementation Date), an offer of the common stock to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of common stock may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the Prospectus Directive;
•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or
•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above paragraph, the expression “an offer of the common stock to the public” in relation to any ADS in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression Prospectus Directive means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong. The common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules promulgated thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules promulgated thereunder.

Japan. Common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, rules and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Kuwait. Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the common stock, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

99

Malaysia. No prospectus or other offering material or document in connection with the offer and sale of the common stock has been or will be registered with the Securities Commission of Malaysia (the “Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the common stock, as principal, if the offer is on terms that the common stock may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the common stock is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

People’s Republic of China. This prospectus may not be circulated or distributed in the PRC and the common stock may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Qatar. In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia. This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore. This prospectus or any other offering material relating to the common stock has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, (a) the common stock have not been, and will not be, offered or sold or made the subject of an invitation for subscription or purchase of such common stock in Singapore, and (b) this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock have not been and will not be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor as specified in Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275 of the SFA) and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

100

Where the common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common stock pursuant to an offer made under Section 275 of the SFA except:

(a) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b) where no consideration is or will be given for the transfer;

(c) where the transfer is by operation of law;

(d) as specified in Section 276(7) of the SFA; or

(e) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland. The common stock will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to our company or the common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the common stock will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the common stock.

Taiwan. The common stock have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the common stock in Taiwan.

United Arab Emirates. The common stock have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (i) in compliance with all applicable laws and regulations of the United Arab Emirates; and (ii) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

United Kingdom. This prospectus is only being distributed to and is only directed at, and any offer subsequently made may only be directed at: (i) persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the common stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

EXPERTS

RBSM LLP, an independent certified public accounting firm, audited our financial statements for the years ended December 31, 2019 and 2018. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on the reports of RBSM LLP, given on their authority as experts in accounting and auditing.

101

LEGAL MATTERS

Certain legal matters with respect to the validity of the securities being offered by this prospectus will be passed upon by Carmel, Milazzo & Feil LLP, New York, New York. Loeb & Loeb LLP, New York, New York, is acting as counsel for the underwriters with respect to the offering. Carmel, Milazzo & Feil LLP, counsel to the Company owns 75 shares of the Series B Preferred Stock.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, are required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.the societypass.com. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

102

Society Pass Incorporated Consolidated Financial Statements For The Year Ended December 31, 2019 And For The Period From June 22, 2018 (Inception) To December 31, 2018

F-1

SOCIETY PASS INCORPORATED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firn	F-3
Consolidated Balance Sheets as of December 31, 2019 and 2018	F-4
Consolidated Statements of Operations and Other Comprehensive Loss for the year ended December 31, 2019 and for the period from June 22, 2018 (inception) to December 31, 2018	F-5
Consolidated Statements of Shareholders’ Deficit for the year ended December 31, 2019 and for the period from June 22, 2018 (inception) to December 31, 2018	F-6
Consolidated Statements of Cash Flows for the year ended December 31, 2019 and for the period from June 22, 2018 (inception) to December 31, 2018	F-7
Notes to Consolidated Financial Statements	F-8 – F-35

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Society Pass Incorporated and subsidiaries

Opinion on the consolidated financial statements

We have audited the accompanying consolidated balance sheets of Society Pass Incorporated and subsidiaries (the Company) as of December 31, 2019 and 2018, and the related statements of operations, other comprehensive loss, shareholders’ deficit, and cash flows for the year ended December 31, 2019 and for the period from June 22, 2018 (inception) to December 31, 2018, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the year ended December 31, 2019 and from June 22, 2018 (inception) to December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and had an accumulated deficit that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ RBSM LLP
We have served as the Company’s auditor since 2020.
New York, NY
February 11, 2021

F-3

SOCIETY PASS INCORPORATED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 AND 2018

(Currency expressed in United States Dollars (“US$”))

	As of December 31,
	2019	2018
ASSETS
Current asset:
Cash and cash equivalents	$606,491	$938,569
Accounts receivable, net	10,768	—
Inventories, net	133	—
Deposits, prepayments and other receivables	44,210	—

Total current assets	661,602	938,569

Non-current asset:
Intangible assets, net	8,001,479	8,000,000
Property, plant and equipment, net	23,708	—
Right of use assets, net	53,311	—

	8,078,498	8,000,000

TOTAL ASSETS	$8,740,100	$8,938,569

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payables	$50,784	$—
Contract liabilities	19,843	—
Accrued liabilities and other payables	328,824	—
Contingent service payable	602,802	—
Due to related parties	1,256,737	425,833
Operating lease liabilities	53,439	—

Total current liabilities	2,312,429	425,833

TOTAL LIABILITIES	2,312,429	425,833

COMMITMENTS AND CONTINGENCIES
Convertible preferred shares; $0.0001 par value, 5,000,000 shares authorized 4,500,000 shares undesignated as of December 31, 2019 and 2018
Series A shares: 10,000 shares designated; 8,000 and 8,000 Series A shares issued and outstanding as of December 31, 2019 and 2018, respectively	8,000,000	8,000,000
Series B shares: 10,000 shares designated; 2,221 and 1,471 Series B shares issued and outstanding as of December 31, 2019 and 2018, respectively	2,975,631	1,973,631
Series B-1 shares: 15,000 shares designated; 120 and 0 Series B-1 shares issued and outstanding as of December 31, 2019 and 2018, respectively	350,040	—
Series C shares: 15,000 shares designated; 362 and 0 Series C shares issued and outstanding as of December 31, 2019 and 2018, respectively	2,151,706	—

SHAREHOLDERS’ DEFICIT
Common shares; $0.0001 par value, 95,000,000 shares authorized; 22,824 and 16,104 shares issued and outstanding as of December 31, 2019 and 2018, respectively	3	2
Additional paid-in capital	1,705,626	(2)
Accumulated other comprehensive income	3,988	—
Accumulated deficit	(8,759,323)	(1,460,895)

Total shareholders’ deficit	(7,049,706)	(1,460,895)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$8,740,100	$8,938,569

See accompanying notes to consolidated financial statements.

F-4

SOCIETY PASS INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

FOR THE YEAR ENDED DECEMBER 31, 2019 AND FOR THE PERIOD FROM JUNE 22, 2018 (INCEPTION) TO DECEMBER 31, 2018

(Currency expressed in United States Dollars (“US$”))

	Year ended December 31,2019	Period from June 22, 2018 (inception) to December 31, 2018
Revenue, net	$10,411	$—

Cost of revenue	(771)	—

Gross profit	9,640	—

Operating expenses:
Sales and marketing expenses	(22)	—
Software development cost	(289,176)	—
Impairment loss	(2,798,396)	—
General and administrative expenses	(4,212,348)	(1,460,895)
Total operating expenses	(7,299,942)	(1,460,895)

Loss from operations	(7,290,302)	(1,460,895)

Other income (expense):
Interest income	3	—
Interest expense	(8,129)	—

Total other expense	(8,126)	—

LOSS BEFORE INCOME TAXES	(7,298,428)	(1,460,895)

Income tax expense	—	—

NET LOSS	$(7,298,428)	$(1,460,895)

Other comprehensive income (loss):
Foreign currency translation gain	3,988	—

COMPREHENSIVE LOSS	$(7,294,440)	$(1,460,895)

Loss per share
Basic and diluted	$(359.82)	$(90.72)

Weighted average shares outstanding
Basic and diluted	20,283	16,104

See accompanying notes to consolidated financial statements.

F-5

SOCIETY PASS INCORPORATED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S DEFICIT

FOR THE YEAR ENDED DECEMBER 31, 2019 AND FOR THE PERIOD FROM JUNE 22, 2018 (INCEPTION) TO DECEMBER 31, 2018

(Currency expressed in United States Dollars (“US$”))

	Common stock
	No. of shares	Amount	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ deficit
Balance as of June 22, 2018 (inception)	—	$—	$—	$—	$—	$—
Issuance of common stock upon incorporation	16,104	2	(2)	—	—	—
Net loss for the period	—	—	—	—	(1,460,895)	(1,460,895)
Balance as of December 31, 2018	16,104	$2	$(2)	$—	$(1,460,895)	$(1,460,895)

Balance as of January 1, 2019	16,104	$2	$(2)	$—	$(1,460,895)	$(1,460,895)
Issuance of common stocks for services	6,720	1	1,679,999	—	—	1,680,000
Issuance of warrants for services			17,500			17,500
Imputed interest	—	—	8,129	—	—	8,129
Net loss for the year	—	—	—	—	(7,298,428)	(7,298,428)
Foreign currency translation adjustment	—	—	—	3,988	—	3,988
Balance as of December 31, 2019	22,824	$3	$1,705,626	$3,988	$(8,759,323)	$(7,049,706)

See accompanying notes to consolidated financial statements.

F-6

SOCIETY PASS INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019 AND FOR THE PERIOD FROM JUNE 22, 2018 (INCEPTION) TO DECEMBER 31, 2018

(Currency expressed in United States Dollars (“US$”))

	Year ended December 31,2019	Period from June 22, 2018 (inception) to December 31,2018
Cash flows from operating activities:
Net loss	$(7,298,428)	$(1,460,895)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	7,563	—
Impairment loss	2,798,396	—
Stock-based compensation	2,571,787	814,008
Written-off inventories	6	—
Imputed interest expense	8,129	—
Change in operating assets and liabilities:		—
Accounts receivable	(3,862)	—
Inventories	(139)	—
Deposits, prepayments and other receivables	(42,353)	—
Contract liabilities	(3,946)	—
Accounts payables	11,637	—
Accrued liabilities and other payables	495,200	—
Advances from related parties	(112,396)	425,833

Net cash used in operating activities	(1,568,406)	(221,054)

Cash flows from investing activities:
Purchase of property, plant and equipment	(30,927)	—
Purchase of intangible assets	(1,725)	—
Cash paid for the acquisition of a subsidiary	(75,000)	—
Cash acquired from acquisition of subsidiary	15,337	—

Net cash used in investing activities	(92,315)	—

Cash flows from financing activities:
Proceeds from issuance of preferred stocks	1,324,626	1,159,623

Net cash provided by financing activities	1,324,626	1,159,623

Effect on exchange rate change on cash and cash equivalents	4,017	—

NET CHANGE IN CASH AND CASH EQUIVALENTS	(332,078)	938,569

CASH AND CASH EQUIVALENT AT BEGINNING OF YEAR/ PERIOD	938,569	—

CASH AND CASH EQUIVALENT AT END OF YEAR/ PERIOD	$606,491	$938,569

Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$—
Cash paid for income tax	$—	$—

NON-CASH INVESTING AND FINANCING ACTIVITIES ACTIVTIES
Impact of adoption of ASC 842 - lease obligation and ROU asset	$53,311	$—
Fair value of common stock issued as acquisition consideration	900,000	$—
Fair value of contingent acquisition consideration liability recorded at acquisition date	$602,802	$—
Net assets acquired and liabilities assumed on acquisition	$1,562,465	$—
Fair value of preferred shares issued for acquiring software compensation	$—	$8,000,000
Common stock issued for accrued salaries	$425,833	$—

See accompanying notes to consolidated financial statements.

F-7

NOTE — 1 DESCRIPTION OF BUSINESS AND ORGANIZATION

Society Pass Incorporated (the “Company”) is incorporated in State of Nevada on June 22, 2018 under the name of Food Society Inc. On October 3, 2018, the Company changed its corporate name to Society Pass Incorporated. The Company through its subsidiaries, mainly sells and distributes the hardware and software of POS application in Vietnam.

Description of subsidiaries incorporated by the Company

Name	Place and date of incorporation	Principal activities	Particulars of registered/ paid up share Capital	Effective interest held
Society Technology LLC	State of Nevada, January 24, 2019	IP Licensing	US$1	100%
SOPA Cognitive Analytics Private Limited	India, February 5, 2019	Computer sciences consultancy and data analytics	INR1,238,470	100%
SOPA Technology Pte. Ltd.	Singapore, June 4, 2019	Investment holding	SG$1	100%
SOPA Technology Company Limited	Vietnam, October 1, 2019	Software Production	Registered: VND 2,307300,000; Paid up: VND 1,034,029,911	100%
Hottab Pte Ltd. (HPL)	Singapore, January 17, 2015	Software development and marketing for the F&B industry	SG$620,287.75	100%
Hottab Vietnam Co. Ltd	Vietnam, April 17, 2015	Sale of POS hardware and software	VND 1,000,000,000	100%
Hottab Asset Company Limited	Vietnam, July 25, 2019	Sale of POS hardware and software	VND 5,000,000,000	100%

The Company and its subsidiaries are hereinafter referred to as (the “Company”).

On October 29, 2019 with the revised provision dated November 11, 2019, the Company acquired Hottab Pte Ltd and its subsidiaries, at the consideration of $1,050,000 consisted of Series C preference shares valued at $900,000 and the cash consideration of $150,000. The value of the $900,000 Series C preference shares issued was determined based on the stated value per share equal to $5,763 of the Company’s shares at the acquisition date. Also, the Company shall pay to the Company additional Series C preference shares with an aggregate value of $558,000 (the “Equity Incentive”) in the event the Company able to fulfilled the other terms per their arrangement with in five months from the completion date.

Spun Out

On December 31, 2019, the Company recently spun out Food Society Group Limited (Food Business), which aims to develop and commercialize chain of restaurants in Vietnam.

This spun off our subsidiary Food Society Group Limited which owns 100% of Vietnam Eats (Hong Kong) Limited which owns 100% of Loft Restaurant Service Trading Company Limited that operates 2 restaurants in Vietnam.

F-8

Thomas O’Connor., our former Chief Marketing Officer, serves as the legal representative of Loft Restaurant Service Trading Company Limited. Our Chief Executive Officer and Chairman of our board of directors, Dennis Nguyen., is the Chairman of Food Society Group Limited’s board of directors.

The two restaurants were making losses for the financial year of 2019. The Company wanted to focus on building our loyalty technology platform. On December 20, 2019, the Company’s Board of Directors meeting the CFO presented the case for the spun off. The board voted on the February 18, 2020 to spun out the Food Society Group Limited via a proportionate distribution of shareholding percentage to the existing sharesholders as at 31 December 2019.

NOTE — 2 GOING CONCERN MATTERS

The accompanying consolidated financial statements have been prepared using the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company suffered from a working capital deficit and accumulated deficit of $1,650,827 and $8,759,323 at December 31, 2019. The Company incurred a continuous loss of $7,298,428 during the year ended December 31, 2019. These factors raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the date of issuance of this financial statement, without additional debt or equity financing. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders. Management believes the Company is currently pursuing additional financing for its operations. However, there is no assurance that the Company will be successful in securing sufficient funds to sustain the operations.

These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities that may result in the Company not being able to continue as a going concern.

NOTE — 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

•	Basis of presentation

These accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

•	Use of estimates and assumptions

In preparing these consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and revenues and expenses during the years reported. Actual results may differ from these estimates. If actual results significantly differ from the Company’s estimates, the Company’s financial condition and results of operations could be materially impacted. Significant estimates in the year/period ended December 31, 2019 and 2018 include the allowance for doubtful accounts on accounts and other receivables, assumptions used in assessing right of use assets, imputed interest on due to related parties, impairment of long-term assets, business acquisition allocation of purchase consideration, and deferred tax valuation allowance.

F-9

•	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

•	Cash and cash equivalents

Cash and cash equivalents are carried at cost and represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less as of the purchase date of such investments. There were no cash equivalents at December 31, 2019 or 2018.

The Company currently has bank deposits with financial institutions in the U.S. which does not exceed FDIC insurance limits. FDIC insurance provides protection for bank deposits up to $250,000. In addition, the Company has uninsured bank deposits with a financial institution outside the U.S. All uninsured bank deposits are held at high quality credit institutions.

•	Accounts receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest, which are due within contractual payment terms, generally 30 to 90 days from completion of service. Credit is extended based on evaluation of a customer's financial condition, the customer credit-worthiness and their payment history. Accounts receivable outstanding longer than the contractual payment terms are considered past due. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. At the end of fiscal year, the Company specifically evaluates individual customer’s financial condition, credit history, and the current economic conditions to monitor the progress of the collection of accounts receivables. The Company considers the allowance for doubtful accounts for any estimated losses resulting from the inability of its customers to make required payments. For the receivables that are past due or not being paid according to payment terms, the appropriate actions are taken to exhaust all means of collection, including seeking legal resolution in a court of law. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers. As of December 31, 2019 and 2018, the allowance for doubtful accounts amounted to $0.

•	Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined on a first-in-first-out method. Costs include hardware equipment and peripheral costs which are purchased from the Company’s suppliers as merchanized goods. The Company provides inventory allowances based on excess and obsolete inventories determined principally by customer demand. As at December 31, 2019 and 2018, the Company recorded an allowance for obsolete inventories of $139 and $0, respectively. The inventories was amounting to $133 and $0 at December 31, 2019 and 2018, respectively.

•	Impairment of long-lived assets

In accordance with the provisions of ASC Topic 360, “Impairment or Disposal of Long-Lived Assets”, all long-lived assets such as plant and equipment held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. There has been no impairment charge for the years presented.

F-10

•	Revenue recognition

The Company adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). Under ASU 2014-09, the Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfils its obligations under each of its agreements:

•	identify the contract with a customer;
•	identify the performance obligations in the contract;
•	determine the transaction price;
•	allocate the transaction price to performance obligations in the contract; and
•	recognize revenue as the performance obligation is satisfied.

Hardware Product Revenues — the Company generally is involved with the sale of on-premise appliances and end-point devices. The single performance obligation is to transfer the hardware product (which is to be installed with its licensed software integral to the functionality of the hardware product). The entire transaction price is allocated to the hardware product and is generally recognized as revenue at the time of delivery because the customer obtains control of the product at that point in time. It is concluded that control generally transfers at that point in time because the customer has title to the hardware, physical possession, and a present obligation to pay for the hardware. Payments for hardware contracts are generally due 30 to 90 days after shipment of the hardware product.

The Company records revenues from the sales of third-party products on a “gross” basis pursuant to ASC 606-10 Revenue Recognition – Revenue from Contracts with Customers, when the Company control the specified good before it is transferred to the end customer and have the risks and rewards as principal in the transaction, such as responsibility for fulfillment, retaining the risk for collection, and establishing the price of the products. If these indicators have not been met, or if indicators of net revenue reporting specified in ASC 606-10 are present in the arrangement, revenue is recognized net of related direct costs.

Software License Revenues — The Company’s performance obligation includes providing connectivity to software, generally through a monthly subscription, where the Company typically satisfies its performance obligations prior to the submission of invoices to the customer for such services. The Company’s software sale arrangements grant customers the the right to access and use the software products which are to be installed with the relevant hardware for connectivity at the outset of an arrangement, and to be entitled to both technical support and software upgrades and enhancements during the term of the agreement. The term of the subscription period is generally 12 months, with the automatic renewal of another one year, and the subscription license service is billed monthly, quarterly or annually. Sales are generally recorded in the month the service is provided. For clients who are billed on an annual basis, deferred revenue is recorded and amortized over the life of the contract. Payments are generally due 30 to 90 days after delivery of the software licenses.

The Company records its revenues, net of value added taxes (“VAT”). The Company is subject to VAT which is levied on the majority of the hardware products at the rate of 10% on the invoiced value of sales.

Contract assets

In accordance with ASC 606-10-45-3, contract asset is when the Company’s right to payment for goods and services already transferred to a customer if that right to payment is conditional on something other than the passage of time. The Company will recognize a contract asset when it has fulfilled a contract obligation but must perform other obligations before being entitled to payment.

There were no contract assets at December 31, 2019 or 2018.

Contract liabilities

In accordance with ASC 606-10-45-2, A contract liability is Company’s obligation to transfer goods or services to a customer when the customer prepays consideration or when the customer’s consideration is due for goods and services that the Company will yet provide whichever happens earlier.

F-11

Contract liabilities represent amounts collected from, or invoiced to, customers in excess of revenues recognized, primarily from the billing of annual subscription agreements. The value of Contract liabilities will increase or decrease based on the timing of invoices and recognition of revenue. The Company’s Contract liabilities liability balance was $19,843 and $0 as at December 31, 2019 and 2018, respectively.

Contract costs

Under ASC-606, the Company applies the following threee steps in order to evaluate the costs to be capitalized as it fulfils following three criteria:

•	Incremental costs directly related to a specific contract;
•	Costs that generate or enhance resources of the company that will be used to satisfy performance of the terms of the contract; and
•	Costs that are expected to be recovered from the customer.

No contract costs are capitalized for the year/ period ended December 31, 2019 and 2018.

•	Software development costs

In accordance with the relevant FASB accounting guidance regarding the development of software to be sold, leased, or marketed, the Company expenses such costs as they are incurred until technological feasibility has been established, at and after which time these costs are capitalized until the product is available for general release to customers. Once the technological feasibility is established per ASC 985-20, the Company capitalizes costs associated with the acquisition or development of major software for internal and external use in the balance sheet. Costs incurred to enhance the Company’s software products, after general market release of the services using the products, is expensed in the period they are incurred. The Company only capitalizes subsequent additions, modifications or upgrades to internally developed software to the extent that such changes allow the software to perform a task it previously did not perform. The Company also expenses website costs as incurred.

Research and development expenditures in the development of its own software are charged to operations as incurred. Based on the software development process, technological feasibility is established upon completion of a working model, which also requires certification and extensive testing. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release are immaterial. Software development cost was $289,176 and $0 for the year/ period ended December 31, 2019 and 2018, respectively.

•	Product warranties

The Company’s provision for estimated future warranty costs is based upon historical relationship of warranty claims to sales. Based upon historical sales trends and warranties provided by the Company’s suppliers, the Company has concluded that no warranty liability is required as of December 31, 2019 and 2018. To date, product allowance and returns have been minimal and, based on its experience, the Company believes that returns of its products will continue to be minimal.

•	Shipping and handling costs

No shipping and handling costs are associated with the distribution of the products to the customers which are borne by the Company’s suppliers or distributors.

•	Sales and marketing

Sales and marketing expenses include payroll, employee benefits and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs. Advertising costs are expensed as incurred. Advertising expense was $22 and $0 for the year/ period ended December 31, 2019 and 2018, respectively.

F-12

•	Income tax

The Company adopted the ASC 740 Income Tax provisions of paragraph 740-10-25-13, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements. Under paragraph 740-10-25-13, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. Paragraph 740-10-25-13 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of paragraph 740-10-25-13.

The estimated future tax effects of temporary differences between the tax basis of assets and liabilities are reported in the accompanying balance sheets, as well as tax credit carry-backs and carry-forwards. The Company periodically reviews the recoverability of deferred tax assets recorded on its balance sheets and provides valuation allowances as management deems necessary.

The Company and its wholly-owned foreign subsidiaries, are subject to income taxes in the jurisdictions in which it operates. Significant judgment is required in determining the provision for income tax. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the carrying amounts, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

•	Uncertain tax positions

The Company did not take any uncertain tax positions and had no adjustments to its income tax liabilities or benefits pursuant to the ASC 740 provisions of Section 740-10-25 for the year/period ended December 31, 2019 and 2018.

•	Foreign currencies translation and transactions

The reporting currency of the Company is United States Dollar ("US$") and the accompanying consolidated financial statements have been expressed in US$. In addition, the Company’s subsidiary is operating in the Republic of Vietnam and India and maintains its books and record in its local currency, Vietnam Dong (“VND”) and Indian Rupee (“INR), respectively, which are the functional currency as being the primary currency of the economic environment in which their operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Shareholders’ equity is translated using the historical rates. Revenues and expenses are translated at average rates prevailing during the year. The gains and losses resulting from translation of financial statements of foreign subsidiary are recorded as a separate component of accumulated other comprehensive income within the statements of changes in shareholder’s equity.

Translation of amounts from SGD into US$ has been made at the following exchange rates for the year/ period ended December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
Year/period-end SGD$:US$ exchange rate	$0.000074	N/A
Annual/period average SGD$:US$ exchange rate	$0.000074	N/A

F-13

Translation of amounts from VND into US$ has been made at the following exchange rates for the year/ period ended December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
Year/period-end VND$:US$ exchange rate	$0.000043	$0.000043
Annual/period average VND$:US$ exchange rate	$0.000043	$0.000043

Translation of amounts from INR into US$ has been made at the following exchange rates for the year/ period ended December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
Year/period-end INR$:US$ exchange rate	$0.01408	N/A
Annual/period average INR$:US$ exchange rate	$0.01423	N/A

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

•	Comprehensive income

ASC Topic 220, “Comprehensive Income”, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying consolidated statements of changes in shareholders’ equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

•	Leases

The Company adopted Topic 842, Leases (“ASC 842”), using the modified retrospective approach through a cumulative-effect adjustment and utilizing the effective date of June 22, 2018 (date of inception) as its date of initial application.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in the consolidated balance sheets.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

In accordance with the guidance in ASC 842, components of a lease should be split into three categories: lease components (e.g. land, building, etc.), non-lease components (e.g. common area maintenance, consumables, etc.), and non-components (e.g. property taxes, insurance, etc.). Subsequently, the fixed and in-substance fixed contract consideration (including any related to non-components) must be allocated based on the respective relative fair values to the lease components and non-lease components.

As of December 31, 2019 and 2018, the Company recorded the right of use asset of $53,311 and $0, respectively.

F-14

•	Related parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The consolidated financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

•	Commitments and contingencies

The Company follows the ASC 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

F-15

•	Fair value of financial instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and has adopted paragraph 820-10-35-37 of the FASB Accounting Standards Codification (“Paragraph 820-10-35-37”) to measure the fair value of its financial instruments. Paragraph 820-10-35-37 of the FASB Accounting Standards Codification establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, paragraph 820-10-35-37 of the FASB Accounting Standards Codification establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by paragraph 820-10-35-37 of the FASB Accounting Standards Codification are described below:

Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3	Pricing inputs that are generally observable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amounts of the Company’s financial assets and liabilities, such as cash and cash equivalents, accounts receivable, deposits, prepayments and other receivables, contract liabilities, accrued liabilities and other payables and amounts due to related parties and operating lease liabilities, approximate their fair values because of the short maturity of these instruments.

•	Cost of goods sold

Cost of good sold consists of the cost of hardware, software and payroll, which are directly attributable to the sales of products.

•	Share-based compensation

The Company follows ASC 718, Compensation —Stock Compensation (“ASC 718”), which requires the measurement and recognition of compensation expense for all share-based payment awards, including restricted stock units, based on estimated grant date fair values. Restricted stock units are valued using the market price of the Company’s common shares on the date of grant. The Company records compensation expense, net of estimated forfeitures, over the requisite service period.

Awards classified in equity under ASC 718 that may be subject to temporary equity classification include:

•	Shares with a repurchase feature that the employee can exercise only after the shares have been vested for at least six months, as well as options on such shares.
•	Shares that have a contingent repurchase feature that is outside the control of the employee and the entity if it is currently probable that the contingency would not occur. Examples include shares redeemable only on the occurrence of a liquidity event, such as a change of control.
•	Options that have a contingent cash-settlement provision not within the employee’s or the entity’s control if it is not currently probable that the contingency would occur.

F-16

•	Business combinations

The Company follows ASC 805, Business Combinations (“ASC 805”) and ASC 810-10-65, Consolidation. ASC 805 requires most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at “fair value.” The statement applies to all business combinations, including combinations among mutual entities and combinations by contract alone. Under ASC 805, all business combinations are accounted for by applying the acquisition method. Accounting for goodwill requires significant management estimates and judgment. Management performs periodic reviews of the carrying value of goodwill to determine whether events and circumstances indicate that an impairment in value may have occurred. A variety of factors could cause the carrying value of goodwill to become impaired. A write-down of the carrying value of goodwill could result in a non-cash charge, which could have an adverse effect on the Company’s results of operations.

•	Earning per share

Basic per share amounts are calculated using the weighted average common shares outstanding during the year, excluding unvested restricted stock units. The Company use the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only “in the money” dilutive instruments impact the diluted calculations in computing diluted earnings per share. Diluted calculations reflect the weighted average incremental common shares that would be issued upon exercise of dilutive options assuming the proceeds would be used to repurchase shares at average market prices for the period.

As of December 31, 2019 and 2018, the Company has the following the number of shares of common stock to be issued upon conversion of below

Preferred stock	December 31, 2019	December 31, 2018
Series A Convertible Preferred Stock	8,000	8,000
Series B Convertible Preferred Stock	2,221	1,471
Series B-1 Convertible Preferred Stock	120	—
Warrants granted	70	—
Series C Convertible Preferred Stock	362	—
Total dilutive shares	10,773	9,471

•	Segment reporting

ASC Topic 280, “Segment Reporting” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about geographical areas, business segments and major customers in consolidated financial statements. For the year/period ended December 31, 2019 and 2018, the Company and its subsidiaries operates in one reportable operating segment in Vietnam and Indonesia.

•	Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

Accounting Standards Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (“ASU 2016-02”) in order to increase transparency and comparability among organizations by recognizing right-of-use assets and lease liabilities on the balance sheet for those leases classified as operating leases under previous generally accepted accounting principles. ASU 2016-02 requires a lessee to recognize a lease liability for future lease payments and a right-of-use asset representing the right to use the underlying asset for the lease term on the balance sheet for most lease arrangements. The new standard also changes many key definitions, including the definition of a lease. The new standard includes a short-term lease exception for leases with a term of 12 months or less, as part of which a lessee can make an accounting policy election not to recognize right-of-use assets and lease liabilities. Lessees will continue to differentiate between finance leases (previously referred to as capital leases) and operating leases using classification criteria that are substantially similar to the previous guidance in ASC 840.

F-17

ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 (including interim periods within those periods) and early adoption is permitted. In August 2018, the FASB issued ASU 2018-11, Leases, Targeted Improvements, which provides a new transition option in which an entity initially applies ASU 2016-02 at the adoption date and recognizes a cumulative-effect adjustment in the period of adoption. Prior period comparative balances will not be adjusted. The Company used the new transition option and was also utilizing the package of practical expedients that allows it to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases, and (3) initial direct costs for any existing leases. The Company also used the short-term lease exception for leases with a term of 12 months or less. Additionally, the Company used the practical expedient that allowed each separate lease component of a contract and the associated non-lease components to be treated as a single lease component. The exercise of lease renewal options is at the Company’s discretion and the renewal to extend the lease terms are not included in the Company’s Right-Of-Use assets and lease liabilities as they are not reasonably certain of exercise. The Company will evaluate the renewal options and when they are reasonably certain of exercise, the Company will include the renewal period in its lease term. As of the November 2019, the Company identified one operating lease arrangement in which it is a lessee accounting per ASC 842 applicable otherwise from their inception all lease entered was of short term leases.

In calculating the present value of the lease payments, the Company applied and determined the appropriate discount rate based on the remaining lease terms at the date of adoption. As the lessee to several lease agreements, the Company did not have insight into the relevant information that would be required to arrive at the rate implicit in the lease. Therefore, the Company utilized its outstanding borrowings as a benchmark to determine the incremental borrowing rate for its leases. The benchmark rate was adjusted to arrive at an appropriate discount rate for each lease.

In June 2018, the FASB issued ASU No. 2018-07, Compensation-Stock Compensation: Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”), which expands the scope of Compensation – Stock Compensation (“Topic 718”) to include share-based payment transactions for acquiring goods and services from nonemployees. This amendment applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The Company does not expect this standard to have a material impact on its financial statements.

Accounting Standards Issued, Not Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). This ASU requires measurement and recognition of expected credit losses for financial assets. ASU 2016-13 also requires new disclosures for financial assets measured at amortized cost, loans and available-for-sale debt securities. ASU 2016-13 is effective for the Company beginning January 1, 2023. Entities will apply the standard's provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company is currently evaluating the potential effect of this standard on its financial statements. The Company does not expect this standard to have a material impact on its financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (“ASU 2018-13”), which eliminates, adds and modifies certain disclosure requirements for fair value measurements. The amendment is effective for interim and annual reporting periods beginning after December 15, 2019. The Company is currently assessing the impact this will have on the financial statements.

F-18

In November 2018, the FASB issued ASU No. 2018-18, Collaborative Arrangements (“ASU 2018-18”), which clarifies the interaction between ASC 808, Collaborative Arrangements and ASC 606, Revenue from Contracts with Customers. Certain transactions between participants in a collaborative arrangement should be accounted for under ASC 606 when the counterparty is a customer. In addition, ASU 2018-18 precludes an entity from presenting consideration from a transaction in a collaborative arrangement as revenue if the counterparty is not a customer for that transaction. ASU 2018-18 should be applied retrospectively to the date of initial application of ASC 606. This guidance is effective for interim and fiscal periods beginning after December 15, 2019. The Company is currently assessing the impact this will have on the financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes: Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The standard is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2020, with early adoption permitted. Adoption of the standard requires certain changes to be made prospectively, with some changes to be made retrospectively. The Company does not expect the adoption of this standard to have a material impact on its financial position, results of operations or cash flows.

NOTE — 4 SEGMENT INFORMATION

In accordance with ASC 280, Segment Reporting (“ASC 280”), the Company has one reportable geographic segment: Software License Revenues. Sales are based on the countries in which the customer is located. Summarized financial information concerning the geographic segments is shown in the following tables:

	Year ended ended December 31, 2019	Period from June 22, 2018 (inception) to December 31, 2018
Revenue, net:
United States	$—	$—
India	—	$—
Singapore	—	$—
Indoneisa	7,315	$—
Vietnam	3,096	$—
	$10,411	$—

NOTE — 5 BUSINESS COMBINATION

On November 11, 2019, the Company completed the acquisition of 100% equity interest of Hottab Pte Limited (the “Acquisition”). The total consideration of the acquisition is 156 shares of series C convertible preferred stock, approximately $900,000, cash considieration $150,000 and additional series C convertible preferred stock approximately $558,000 . The Company accounted for the transaction as an acquisition of a business pursuant to ASC 805, “Business Combinations” (“ASC 805”).

Purchase price allocation:
Fair value of stock at closing	$900,000
Cash paid	75,000

Deferred payments- Cash	71,422
Deferred payment- shares	531,380
Less cash received	(15,337)
Purchase price	$1,562,465

F-19

The transaction was accounted for using the acquisition method. Accordingly, goodwill has been measured as the excess of the total consideration over the amounts assigned to the identifiable assets acquired and liabilities assumed based on their preliminary estimated fair values.

The deferred payments of $602,802 were discounted using the yield on a CCC rated corporate debt for 3-month, 6-month and 9-month maturities, respectively. The implied discount is approximately $30,198, which will be amortized over the term on the payments.

The purchase price allocation resulted in $2,766,000 of goodwill, as below:

Acquired assets:
Trade receivables	$6,906
Other receivables	1,857

8,763
Less: Assumed liabilities
Trade payables	39,147
Accrued liabilities and other payable	68,458
Amounts due to related parties	1,080,904
Deferred revenue	23,789

1,212,298
Fair value of net liabilities assumed	(1,203,535)

Goodwill recorded	2,766,000

Cash consideration allocated	$1,562,465

Under the acquisition method of accounting, the total acquisition consideration price was allocated to the assets acquired and liabilities assumed based on their preliminary estimated fair values. The fair value measurements utilize estimates based on key assumptions of the Acquisition, and historical and current market data. The preliminary allocation of the purchase price is based on the best information available and is pending, amongst other things: (i) the finalization of the valuation of the fair values and useful lives of tangible assets acquired; (ii) the finalization of the valuations and useful lives for the intangible assets acquired; (iii) finalization of the valuation of accounts payable and accrued expenses; and (iv) finalization of the fair value of non-cash consideration.

The Acquisition was accounted for as a business combination in accordance with ASC 805 “Business Combinations”. The Company has allocated the purchase price consideration based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition date and considered a number of factors including valuations from management estimation. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense.

The goodwill is not expected to be deductible for tax purposes. The goodwill is fully impaired during the year ended December 31, 2019.

F-20

During the measurement period (which is the period required to obtain all necessary information that existed at the acquisition date, or to conclude that such information is unavailable, not to exceed one year), additional assets or liabilities may be recognized, or there could be changes to the amounts of assets or liabilities previously recognized on a preliminary basis, if new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of these assets or liabilities as of that date.

The amounts of revenue and earnings of the Acquiree included in the Company’s consolidated statements of operations from the acquisition date to the year ended December 31, 2019 are as follows:

Revenue	$10,411
Net loss	$42,863

The following unaudited pro forma information presents the combined results of operations as if the acquisitions had been completed on January 1, 2018.

	Year ended ended December 31, 2019	Year ended ended December 31, 2018
Revenue	$77,669	$66,859
Net loss	(7,469,057)	(2,374,995)
Net loss per share	(368.24)	(147.48)

NOTE — 6 INTANGIBLE ASSETS

As of December 31, 2019 and 2018, intangible assets consisted of the following:

	Useful life	December 31, 2019	December 31, 2018
At cost:

Software platform	2.5 year	$8,000,000	$8,000,000
Other intangible assets	3 – 5 years	1,725	—
		8,001,725	8,000,000
Less: accumulated amortization		(246)	—
		$8,001,479	$8,000,000

On November 1 2018, the Company entered software development agreement with CVO Advisors Pte Ltd (CVO) 2018 to design and build App and Web-based platform for the total consideration of $8,000,000. CVO who is a third party vendor in the business of designing, developing, operating computer software applications including mobile and web application for social media, big data, point of sales, loyalty rewards, food delivery and technology platforms in Asia. The CVO developer performed and accepted technical work, of software development phase, which was materially completed by December 23, 2018. The Company obtained a third party license (Wallet Factory International Ltd) for their technology build up by CVO.

The delivered platform was further developed by the Company’s in-house technology team (based in Noida that Sopa is currently using for its loyalty platform. The platform can be downloaded from Apple store or Googleplay store (ie. SoPaApp) and theweb version on www.sopa.asia. The platform was completed its infrastructure on Septemebr 30, 2020 and has estimated life of 2.5 years. The platform will be commense to amortize on October 1, 2020.

Further, the Company entered subscription agreement with CVO and issued $8,000,000 of preferred stocks for the software development.

F-21

Amortization of intangible assets attributable to future periods is as follows:

Year ending December 31, 2019:	Amount
2020	$800,345
2021	3,200,345
2022	3,200,345
2023	800,345
2024	99
$8,001,479

Amortization of intangible assets was $249 and $0 for the yearperiod ended December 31, 2019 and 2018, respectively.

NOTE — 7 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

	December 31, 2019	December 31, 2018
At cost:
Computer equipment	$29,206	$—
Office equipment	1,721	—
	30,927	—
Less: accumulated depreciation	(7,219)	—
	$23,708	$—

Depreciation expense for the year/period ended December 31, 2019 and 2018 were $7,314 and $0, respectively.

NOTE — 8 INVENTORIES

Inventories consisted of the following:

	December 31, 2019	December 31, 2018
Finished goods	$133	$—

NOTE — 9 AMOUNTS DUE TO RELATED PARTIES

Amounts due to related parties consisted of the following:

	December 31, 2019	December 31, 2018
Amounts due to related parties (b)	$96,940	$—
Amounts due to shareholders (c)	738,964	—
Amounts due to SOSV (a)	75,000	—
Amount due to a director (d)	345,833	425,833
	$1,256,737	$425,833

F-22

(a)	In January 2019, the HPL entered into stock purchase agreement and accelerator contract for equity (ACE) with SOSV IV LLC (SOSV) whereby the HPL will issue shares representing 5% of their capital stock for the amounts of $168,000 in three trache (a) SOSV to pay to the HPL $75,000 for integration of Mobile Only Accelerator (MOX) software development kit, (b) SOSV to pay on behalf of the HPL $48,000 upon MOX successful application and setting up subsidiary, and (c) SOSV to pay on behalf of the HPL $45,000 for setting program for services. The Company received first trache of $75,000 only and therafter no other two trache received by the HPL, however, the outcome of the deal did not results success and so later the HPL have not issued any shares to the SOSV, therefore the arrangement amount of $75,000 accounted as loan from SOSV. The Company sent the legal letter to the SOSV initimating that the Company acquired HPL by issuing 156 preferred stock series C to Hottab Holding Limited for the 100% acquisition of HPL. As at December 31, 2019 and 2018, the Company had a total of $75,000 and $0 outstanding on this account, respectively.

(b)	The amounts represented temporary advances to the Company including related parties (two officers), which were unsecured, interest-free and had no fixed terms of repayments. The Company’s due to related parties balance was $96,940 and $0 as at December 31, 2019 and 2018, respectively.

(c)	In February 2018, the Company entered into MOU with Connect Investment Pte Ltd (Enter Asia) for capital alliance for approximately 27% of shareholdings in the Company. Further, in August 2018, the said MOU was modified and shareholding was revised from 27% to 10% in the Company. However, subsequently in October 2020, it was agreed between both the parties to cease the said MOU with the understanding that there is no current and future obligation with either of them i.e. neither EnterAsia to make investment in the Company nor the Company to issue shares to EnterAsia. Further, the EnterAsia is going to get the shares of the Hottab Holdings Ltd (HHL) for the amount so far invested in the Company and therefore the amount due to EnterAsia is reclassed into the amount due to shareholder “Hottab Holdings Ltd”.

This amounts represented temporary advances to the Company by shareholder, which were unsecured, interest-free and had no fixed terms of repayments. The Company’s due to a shareholder balance was $738,964 and $0 as at December 31, 2019 and 2018, respectively. Imputed interest is charged at 4.5% per annum, which was amounted to $8,129 and $0 for the year/ period ended December 31, 2019 and 2018, respectively.

(d)	The amount represented accrued salaies and bonus to the Director, which was unsecured, interest-free and had no fixed terms of repayments. The Company’s due to a director balance was $345,833 and $425,833 as of December 31, 2019 and 2018, respectively.

NOTE — 10 TRADE PAYABLES AND ACCRUED LIABILITIES

Trade payable consisted of the following:

	As at December 31, 2019	As at December 31, 2018
Trade payable- related parties (a)	$—	$—
Trade payable- others	50,784	—
Accrued liabilities and other payables	328,824	—
	$379,608	$—

(a)	This includes the expenses incurred or paid by the Company officer on behalf of the Company and those were claimed and unpaid as of year end.

F-23

Accrued liabilities and other payable consisted of the following:

	As at December 31, 2019	As at December 31, 2018
Accrued payroll	$55,069	$—
Accrued vat expenses	9,035	—
Accrued taxes	94,720	—
Other payables	170,000	—
	$328,824	$—

NOTE — 11 LEASES

The Company entered into operating leases primarily for office premises with lease terms generally 3 years. The Company adopted Topic 842, using the modified-retrospective approach as discussed in Note 3, and as a result, recognized a right-of-use asset and a lease liability. The Company uses a 7.3% rate to determine the present value of the lease payments. The remaining life of the lease was two years.

The Company excludes short-term leases (those with lease terms of less than one year at inception) from the measurement of lease liabilities or right-of-use assets.

As of December 31, 2019, right-of-use assets were 53,311 and lease liabilities were $53,439. During the year ended December 31, 2018, the Company did not enter into any new lease arrangements, and did not have any arrangements that had not yet commenced.

For the year/period ended December 31, 2019 and 2018, the Company charged to operations lease as expenses of $2,264 and $0, respectively.

The maturity of the Company’s lease obligations is presented below:

Year Ended December 31,	Operating lease amount
2020	$19,636
2021	21,011
2022	19,107

Total	59,754
Less: interest	(6,315)
Present value of lease liabilities – current liability	$53,439

NOTE — 12 SHAREHOLDERS’ DEFICIT

Authorized stock

The Company is authorized to issue two classes of stock. The total number of shares of stock which the Company is authorized to issue is 100,000,000 shares of capital stock, consisting of 95,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of preferred stock, $0.0001 par value per share.

F-24

The holders of the Company’s common stock are entitled to the following rights:

Voting Rights: Each share of the Company’s common stock entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Holders of the Company’s common stock are not entitled to cumulative voting rights with respect to the election of directors.

Dividend Right:. Subject to limitations under Nevada law and preferences that may apply to any shares of preferred stock that the Company may decide to issue in the future, holders of the Company’s common stock are entitled to receive ratably such dividends or other distributions, if any, as may be declared by the Board of the Company out of funds legally available therefor.

Liquidation Right:. In the event of the liquidation, dissolution or winding up of our business, the holders of the Company’s common stock are entitled to share ratably in the assets available for distribution after the payment of all of the debts and other liabilities of the Company, subject to the prior rights of the holders of the Company’s preferred stock.

Other Matters:The holders of the Company’s common stock have no subscription, redemption or conversion privileges. The Company’s common stock does not entitle its holders to preemptive rights. All of the outstanding shares of the Company’s common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of the Company’s common stock are subject to the rights of the holders of shares of any series of preferred stock which the Company may issue in the future.

Common stock outstanding

During the year ended December 31 2018, the Company signed equity exchange agreement with the shareholders of Food Society Group Limited (“FSGL”) which will exchange, on a one-to-one basis, exactly the same number of shares of the Company’s outstanding common stock with the par value of $0.0001 per share. There are 14,966 outstanding shares of common stock of FSGL, representing 100% of the outstanding shares of common stock of FSGL.

Also, the Company issued 1,138 shares of common stock in addition to above 14,966, so aggregating 16,104 shares on the incorporation as founder shares and valued at the par value of $0.0001 per share.

During the year ended December 31 2019, the Company issued 6,720 shares of common stock for his service to a director for the value of $1,680,000, at a parice of $250 per share.

As of December 31, 2019 and 2018, the Company had a total of 22,824 and 16,104 shares of its common stock issued and outstanding, respectively.

Warrants

In August 2019, the Company issued 70 shares of warrants to one employee for compensation his service to purchase 70 shares of its common stock for the fair value of $17,500. Each share of warrant is converted to one share of common stock at an exercise price of $0.0001. The warrants will expire on the second (2nd) anniversary of the initial date of issuance. As at December 31, 2019, none of the warrants have been exercised.

The Company determined the fair value using the Black-Scholes option pricing model with the following assumptions for the year ended December 31, 2019:

Dividend rate	0%
Risk-free rate	2%
Expected life (years)	2
Expected volatility	0	%(a))
Share price	$250

(a)	The Company considered no volatility as from inception thru date there is very minimal transaction of the Company common stock.

F-25

Below is a summary of the Company’s issued and outstanding warrants as at December 31, 2019:

	Warrants	Weighted average exercise price	Weighted average remaining contractual life (in years)
Outstanding as of December 31, 2018	—	—	—
Exercised	—	—	—
Issued	70	$0.00011	2
Expired	—	—	—
Outstanding as of December 31, 2019	70	$0.0001	1.3

There is no insctric value for warrants as of December 31, 2019

NOTE — 13 PREFERRED SHARES

As at December 31, 2019, the Company’s preferred stocks have been designated as follow:

	No. of shares	Stated Value
Series A Convertible Preferred Stock	10,000	$1,000
Series B Convertible Preferred Stock	10,000	$1,336
Series B-1 Convertible Preferred Stock	15,000	$2,917
Series C Convertible Preferred Stock	15,000	$5,763

All of the Series A, B, B-1 and C Preferred Shares were issued at a value of respective stated value per share. These all Series of Preferred Shares contain a conversion option, are convert into a fixed number of common shares or redeemable with the cash repayment at the liquidation, so as a result of this liquidation preference, under U.S GAAP, the Company has classified the all these Series of Preferred Shares within mezzanine equity in the consolidated balance sheet.

Voting Rights:

(1) The affirmative vote of at least a majority of the holders of each series of preferred stock shall be necessary to:

(a)	increase or decrease the par value of the shares of the Series A Preferred Stock, alter or change the powers, preferences or rights of the shares of Series A Preferred Stock or create, alter or change the powers, preferences or rights of any other capital stock of the Company if after such alteration or change such capital stock would be senior to or pari passu with Series A Preferred Stock; and

(b)	adversely affect the shares of Series A Preferred Stock, including in connection with a merger, recapitalization, reorganization or otherwise.

(2) The affirmative vote of at least a majority of the holders of the shares of the Series A Preferred Stock shall be necessary to:

(a)	enter into a transaction or series of related transactions deemed to be a liquidation, dissolution or winding up of the Corporation, or voluntarily liquidate or dissolve;

(b)	authorize a merger, acquisition or sale of substantially all of the assets of the Company or any of its subsidiaries (other than a merger exclusively to effect a change of domicile of the Company to another state of the United States);

F-26

(c)	increase or decrease (other than decreases resulting from conversion of the Series A Preferred Stock) the authorized number of shares of the Company’s preferred stock or any series thereof, the number of shares of the Company’s common stock or any series thereof or the number of shares of any other class or series of capital stock of the Company; and

(d)	any repurchase or redemption of capital stock of the Company except any repurchase or redemption at cost upon the termination of services of a service provider to the Company or the exercise by the Company of contractual rights of first refusal as applied to such capital stock.

Dividend Rights: The holders of the Company’s preferred stock are not entitled to any dividend rights.

Conversion Rights (Series A Preferred Stock): Upon the consummation of this offering, the issued and outstanding shares of Series A Preferred Stock automatically convert into a number of shares of the Company’s common stock equal to the quotient obtained by dividing (x) the aggregate Stated Value of the issued and outstanding Series A Preferred Stock plus any other amounts due to the holders thereof divided by (y) the offering price of the Company’s common stock. If 90 days after conversion, the closing market price of the Company’s common stock as quoted on Nasdaq (the “Market Value”) has decreased below the initial public offering price, each holder of the Series A Preferred Stock shall be issued a warrant to purchase a number of shares of the Company’s common stock equal to 40% of the quotient of the (a) aggregate Stated Value held by such holder before conversion at the initial public offering price and the Market Value of the shares of common stock that were issuable upon conversion divided by (b) the Market Value. The warrants shall have a term of five years and shall be exercisable at the Market Value.

Conversion Rights (Preferred Stock other than Series A Preferred Stock): Upon the consummation of this offering, each issued and outstanding share of Series B Preferred Stock, Series B-1 Preferred Stock, and Series C Preferred Stock Preferred Stock will automatically convert into one shares of the Company’s common stock.

Liquidation Rights: In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary (a "Liquidation Event"), the holders of each series of preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the Company’s common stock by reason of their ownership thereof, an amount per share in cash equal to the greater of (x) the aggregate Stated Value for all shares of such series of Preferred Stock then held by then or (y) the amount payable per share of the Company’s common stock which such holder of preferred stock would have received if such holder had converted to common stock immediately prior to the Liquidation Event all of such series of preferred stock then held by such holder (the "Series Stock Liquidation Preference"). If, upon the occurrence of a Liquidation Event, the funds thus distributed among the holders of the preferred stock shall be insufficient to permit the payment to the holders of the preferred stock the full Series Stock Liquidation Preference for all series, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the preferred stock in proportion to the aggregate Series Liquidation Preferences that would otherwise be payable to each of the holders of preferred stock. Such payment shall constitute payment in full to the holders of the preferred stock upon the Liquidation Event. After such payment shall have been made in full, or funds necessary for such payment shall have been set aside by the Company in trust for the account of the holders of preferred stock, so as to be immediately available for such payment, such holders of preferred stock shall be entitled to no further participation in the distribution of the assets of the Company. The sale of all or substantially all of the assets of the Company, or merger, tender offer or other business combination to which the Company is a party in which the voting stockholders of the Company prior to such transaction do not own a majority of the voting securities of the resulting entity or by which any person or group acquires beneficial ownership of 50% or more of the voting securities of the Company or resulting entity shall be deemed to be a Liquidation Event.

Other Matters: The holders of the Company’s preferred stock have no subscription or redemption privileges and are not subject to redemption. The Company’s Series Preferred Stock does not entitle its holders to preemptive rights. All of the outstanding shares of the Company’s preferred stock are fully paid and non-assessable.

F-27

Preferred stock outstanding

Series A Preferred Shares

During the period ended December 31, 2018, the Company issued 8,000 shares of Series A convertible preferred stock for the purchase of software at the stated value of $1,000 per share, totaling $8,000,000. The holder of this series A provided their consent to waive the warrant provision available with them and accordingly the preferred series A accounted in 2018.

As of December 31, 2019 and 2018, there were 8,000 and 8,000 shares of Series A Convertible Preferred Shares issued and outstanding, respectively.

Series B Preferred Shares

During the year ended December 31, 2018, the Company issued 603 and 868 shares of Series B convertible preferred stock for the consulting services and for cash proceeds in private placement for the amount of $814,008 and $1,159,623, respectively.

During the year ended December 31, 2019 , the Company issued 750 shares of Series B convertible preferred stock for the consulting services for the value of $1,002,000.

As of December 31, 2019 and 2018, there were 2,221 and 1,471 shares of Series B convertible preferred shares issued and outstanding, respectively.

Series B-1 Preferred Shares

During the year ended December 31 2019, the Company issued 120 shares of Series B-1 convertible preferred stock for cash in private placement for the value of $350,040.

As of December 31, 2019 and 2018, there were 120 and 0 shares of Series B-1 convertible Preferred Shares issued and outstanding, respectively.

Series C Preferred Shares

During the year ended December 31, 2019, the Company issued 156 and 174 shares of Series C convertible preferred stock for the acquisition of Hottab Pte Limited and cash proceeds from private placement for the value of $900,000 and $974,586, respectively.

During the year ended December 31, 2019, the Company issued 32 shares of Series C convertible preferred stock for consultancy services for the value of $277,120.

As of December 31, 2019 and 2018, there were 362 and 0 shares of Series C convertible Preferred Shares issued and outstanding, respectively.

NOTE — 14 INCOME TAXES

For the year/period ended December 31, 2019 and 2018, the local (“Neveda”) and foreign components of loss before income taxes were comprised of the following:

Year/period ended December 31,
	2019	2018
Tax jurisdiction from:
- Local	$—	$—
- Foreign	—	—
Loss before income taxes	$—	$—

F-28

The provision for income taxes consisted of the following:

Year/period ended December 31,
	2019	2018
Current:
- United States	$—	$—
- Singapore	—	—
- Vietnam	—	—
- India	—	—

Deferred:
- United States	—	—
- Singapore	—	—
- Vietnam	—	—
- India	—	—
Income tax expense	$—	$—

The effective tax rate in the years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company operates in various countries: Singapore and Vietnam that are subject to taxes in the jurisdictions in which they operate, as follows:

United States

The Company is registered in the Neveda and is subject to the tax laws of United States.

As of December 31, 2019, the operation in the United States incurred $7,330,055 of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss carryforwards begin to expire in 2041, if unutilized. The Company has provided for a full valuation allowance against the deferred tax assets of $1,539,912 on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

Singapore

The Company’s subsidiary is registered in the Republic of Singapore and is subject to the tax laws of Singapore.

As of December 31, 2019, the operation in the Singapore incurred $324,858 of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss carryforwards has no expiration. The Company has provided for a full valuation allowance against the deferred tax assets of $51,977 on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

Vietnam

The Company’s subsidiary operating in Vietnam are subject to the Vietnam Income Tax at a standard income tax rate of 20% during its tax year. The reconciliation of income tax rate to the effective income tax rate for the years ended December 31, 2019 and 2018 is as follows:

F-29

	Year/period ended December 31,
	2019	2018
Loss before income taxes	$(76,484)	$—
Statutory income tax rate	20%	20%
Income tax expense at statutory rate	(15,297)	—
Tax effect of allowance	15,297	—
Income tax expense	$—	$—

As of December 31, 2019, the operation in the Vietnam incurred $76,484 of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss carryforwards begin to expire in 2021, if unutilized. The Company has provided for a full valuation allowance against the deferred tax assets of $15,297 on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

India

The Company’s subsidiary operating in India are subject to the India Income Tax at a standard income tax rate of 20% during its tax year. The reconciliation of income tax rate to the effective income tax rate for the years ended December 31, 2019 and 2018 is as follows:

	Year/period ended December 31,
	2019	2018
Loss before income taxes	$(366,343)	$—
Statutory income tax rate	15%	15%
Income tax expense at statutory rate	(54,951)	—
Tax effect of non-taxable income	54,951	—
Income tax expense	$—	$—

As of December 31, 2019, the operation in the India incurred $366,343 of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss carryforwards begin to expire in 2027, if unutilized. The Company has provided for a full valuation allowance against the deferred tax assets of $54,951 on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

The following table sets forth the significant components of the deferred tax assets and liabilities of the Company as of December 31, 2019 and 2018:

	As of December 31,
	2019	2018

Deferred tax assets:
Net operating loss carryforwards	$—	$—
- United States	1,539,912	—
- Singapore	51,977	—
- Vietnam	15,297	—
- India	54,951	—
Less: valuation allowance	(1,662,137)	—
Deferred tax assets, net	$—	$—

F-30

NOTE — 15 PENSION COSTS

The Company is required to make contribution to their employees under a government-mandated defined contribution pension scheme for its eligible full-times employees in all countries operating in the Company. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the year/period ended December 31, 2019 and 2018, $144 and $0, respectively, contributions were made accordingly.

NOTE — 16 RELATED PARTY TRANSACTIONS

The Company rendered the software development service with CVO Advisors Pte. Ltd for the issuance of 8,000 shares of Series A preferred stock, at the price of $8,000,000. CVO Advisors Pte. Ltd is considered as a related party to the Company in which the director has call option interest.

During the year ended December 31, 2019, the Company issued 6,720 shares of Common stock, at the price of $1,680,000 for the compensation of director remuneration.

During the year ended December 31, 2019, the Company rendered the consultancy service with related parties for the issuance of 750 shares of Series B preferred stock, at the price of $1,002,000.

The Company paid its subsidiary, total professional fee of $381,469 and $0 during the year/period ended December 31, 2019 and 2018, respectively.

The Company paid to the directors, the total salaries of $517,360 and $0 during the year/period ended December 31, 2019 and 2018, respectively.

HOTTAB Asset Vietnam Co Ltd, a company limited by shares incorporated under the laws of Vietnam on July 25, 2019, is currently wholly-owned by Ngo Cham, an employee of HOTTAB Vietnam Co Ltd. HOTTAB Asset Vietnam Co Ltd manages the Group’s website and apps in Vietnam via a contractual relationship. All profits accrued by HOTTAB Asset Vietnam Co Ltd are paid as management fees to HOTTAB Vietnam Co Ltd . HOTTAB Vietnam Co Ltd has an irrevocable call option to acquire 100% of the equity of HOTTAB Asset Vietnam Co Ltd.

Apart from the transactions and balances detailed elsewhere in these accompanying consolidated financial statements, the Company has no other significant or material related party transactions during the years presented.

NOTE — 17 CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a) Major customers

For the years ended December 31, 2019 and 2018, the customers who accounted for 10% or more of the Company’s revenues and its outstanding receivable balances at year-end dates, are presented as follows:

	Year ended December 31, 2019		December 31, 2019
Customers	Revenues	Percentage of revenues	Accounts receivable
Customer A	$7,315	70%	$—

There was no single customer who exceeded 10% of the Company’s revenue for the period ended December 31, 2018.

F-31

All customers are located in Vietnam except one located in Indonesia.

(b) Major vendors

For the year/period ended December 31, 2019 and 2018, there were no vendors who accounted for 10% or more of the Company’s hardware purchases.

All vendors are located in Vietnam.

(c) Credit risk

Financial instruments that are potentially subject to credit risk consist principally of trade receivables. The Company believes the concentration of credit risk in its trade receivables is substantially mitigated by its ongoing credit evaluation process and relatively short collection terms. The Company does not generally require collateral from customers. The Company evaluates the need for an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

(d) Exchange rate risk

The reporting currency of the Company is US$, to date the majority of the revenues and costs are denominated in VND, SGD, and INR and a significant portion of the assets and liabilities are denominated in VND, SGD, and INR. As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and VND, SGD, and INR. If VND, SGD, and INR depreciates against US$, the value of VND, SGD, and INR revenues and assets as expressed in US$ financial statements will decline. The Company does not hold any derivative or other financial instruments that expose to substantial market risk.

(e) Economic and political risks

The Company's operations are conducted in the Republic of Vietnam. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environment in the Vietnam, and by the general state of the Vietnam economy.

The Company's operations in the Vietnam and India are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company's results may be adversely affected by changes in the political and social conditions in the Vietnam and India, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

NOTE — 18 COMMITMENTS AND CONTINGENCIES

As of December 31, 2019 and 2018, the Company has no material commitments or contingencies.

Right issues under Series C-1 preferred stock

The Company has issued warrant pursuant to the Series C-1 Subscription Agreement. Each redeemable warrant entitles the holder to purchase two (2) common shares at a price of $420 per share. The warrants shall be exercisable on or before December 31, 2020 and June 30, 2021, respectively.

Financing arrangement (due to a shareholder)

In February 2018, the Company entered into MOU with Connect Investment Pte Ltd (Enter Asia) for capital alliance for approximately 27% of shareholdings in the Company. Further, in August 2018, the said MOU was modified and shareholding was revised from 27% to 10% in the Company. However, subsequently in October 2020, it was agreed between both the parties to cease the said MOU with the understanding that there is no current and future obligation with either of them i.e. neither EnterAsia to make investment in the Company nor the Company to issue shares to EnterAsia. Further, the EnterAsia is going to get the shares of the Hottab Holdings Ltd (HHL) for the amount so far invested in the Company and therefore the amount due to EnterAsia is reclassed into the amount due to shareholder “Hottab Holdings Ltd”

F-32

SOSV

In January 2019, the HPL entered into stock purchase agreement and accelerator contract for equity (ACE) with SOSV IV LLC (SOSV) whereby the HPL will issue shares representing 5% of their capital stock for the amounts of $168,000 in three trache (a) SOSV to pay to the HPL $75,000 for integration of Mobile Only Accelerator (MOX) software development kit, (b) SOSV to pay on behalf of the HPL $48,000 upon MOX successful application and setting up subsidiary, and (c) SOSV to pay on behalf of the HPL $45,000 for setting program for services. The Company received first trache of $75,000 only and therafter no other two trache received by the HPL, however, the outcome of the deal did not results success and so later the HPL have not issued any shares to the SOSV, therefore the arrangement amount of $75,000 accounted as loan from SOSV. On February 2, 2021, the Company sent the legal letter to the SOSV initimating that the Company acquired HPL by issuing 156 preferred stock series C to Hottab Holding Limited for the 100% acquisition of HPL. As of December 31, 2019 and 2018, the Company had a total of $75,000 and $-0- outstanding on this account, respectively.

Service contracts

The Company carries various service contracts on its vendors for repairs, maintenance and inspections. All contracts are short term and can be cancelled.

Litigation

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company’s business. The Company is not aware of any such legal proceedings that will have, individually or in the aggregate, a material adverse effect on its business, financial condition or operating results.

The Company is currently litigating three cases pending in the Supreme Court for the State of New York and one arbitration.

Two cases are employment actions filed by former employees who seek compensation alleged to be due pursuant to agreements with the Company.  Both of the employees are represented by the same counsel and filed their cases in the Supreme Court of the State of New York, County of New York, in December 2019.

In one of those actions, a former employee claims entitlement to compensation and a bonus totaling $566,000 and 130-195 shares of Company common stock, together with costs.  The Company responded to the complaint and also asserted counterclaims in the proceeding for $1,500,000 to $4,000,000 plus punitive damages, together with interest and costs, arising from, inter alia, the former employee’s breach of contract, unfair competition, misappropriation of trade secrets and breach of fiduciary duty.  The former employee has responded to the Company’s counterclaims and this action is in the discovery phase of the litigation.

In the other employment action, another former employee claims entitlement to salary payments and expense reimbursement in the amount of $122,042.60, plus liquidated damages, together with costs.  This former employee also claims entitlement to 1,721 to 2,536 shares of the Company’s common stock.  In addition, this action also includes claims by a plaintiff-entity alleging entitlement to $8 million in shares of the Company’s Series A Preferred stock.  The Company responded to the complaint and also asserted counterclaims against the former employee in the proceeding for $1,500,000 to $2,000,000 plus punitive damages, together with costs, arising from, inter alia, the former employee’s breach of contract, breach of fiduciary duty, tortious interference and fraud.  The former employee has responded to the Company’s counterclaims and this action is still in the discovery phase of litigation.  The judge assigned to this action has announced her retirement at the end of the year.

F-33

The third case also involves one of those former employees; therein, a Company affiliate filed suit in February 2020 seeking enforcement, by way of specific performance, of an agreement which entitles the affiliate to purchase all of the 99 percent of the shares of the plaintiff-entity which alleges entitlement to $8 million in shares of the Company’s Series A Preferred Stock in one of the employment actions described above.  The former employee has responded to the Company’s complaint in this action with a motion to dismiss, which was later withdrawn by same, and then by way of an answer without counterclaims.  The judge assigned to this action has announced his retirement at the end of the calendar year.

The Company is in an AAA arbitration defending allegations of breach of an agreement.  The Demand for Arbitration therein, dated August 25, 2020, asserts that the Petitioner, an LLC, had an agreement with the Company and its CEO granting the Petitioner the right to require the Company to redeem certain common stock in the Company for a cash payment.

The Demand alleges that the Petitioner submitted a Redemption Notice, as required under the alleged agreement, obligating the Company to redeem the shares.  The Demand alleges that the failure of the Company to redeem the shares and pay Petitioner further obligates the Company to provide additional common stock to the Petitioner.  The amount alleged to be due to the Petitioner as of July 31, 2020 was said to be $590,461.94 and growing daily while the number of additional common stock shares alleged to be due to Petitioner as of July 31, 2020 was said to be 708,542,582 and growing, daily.

The Company has submitted a total and general denial of the allegations of the Demand.  The matter has been assigned to an arbitrator and a Preliminary Hearing and Scheduling Order was issued in or around November 9, 2020.  Dispositive motions are due at the end of January 2021 but otherwise this matter is in the discovery phase with any Final Hearing before the arbitrator tentatively scheduled for mid-September 2021.

As of December 31, 2019, the Company expects no possible loss from these legal proceedings and no provision is accrued accordingly

NOTE — 19 SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued, the Company has evaluated all events or transactions that occurred after December 31, 2019, up through the date the Company issued the audited consolidated financial statements.

During the year 2020, the World Health Organization declared the rapidly growing coronavirus outbreak to be a global pandemic. The COVID-19 pandemic has significantly impacted health and economic conditions throughout Vietnam, Singapore and Southeast Asia. National, regional and local governments took a variety of actions to contain the spread of COVID-19, including office and store closures, quarantining suspected COVID-19 patients, and capacity limitations. These developments have significantly impacted the Company’s results of operations, financial condition and cash flows. The impact included the difficulties of working remotely from home including slow Internet connection, the inability of our accounting and financial officers to collaborate as effectively as they would otherwise have in an office environment and issues arising from mandatory state quarantines.

F-34

While it is not possible at this time to estimate with sufficient certainty the impact that COVID-19 could have on the Company’s business, the continued spread of COVID-19 and the measures taken by federal, state, local and foreign governments could disrupt the operation of the Company’s business. The COVID-19 outbreak and mitigation measures have also had and may continue to have an adverse impact on global and domestic economic conditions, which could have an adverse effect on the Company’s business and financial condition, including on its potential to conduct financings on terms acceptable to the Company, if at all. In addition, the Company has taken temporary precautionary measures intended to help minimize the risk of the virus to its employees, including temporarily requiring employees to work remotely, and discouraging employee attendance at in-person work-related meetings, which could negatively affect the Company’s business. These measures are continuing. The extent to which the COVID-19 outbreak impacts the Company’s results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the virus and the actions to contain its impact.

In December 2020, the Company issued certain numbers of warrants pursuant to the Series C-1 Subscription Agreement. Each redeemable warrant is entitled the holder to purchase one common share at a price of $420 per share. The warrants shall be exercisable on or before December 31, 2020 and June 30, 2021. Subsequently in December 2020, a total of 1,197 warrants are exercised and redeemed to 1,197 commonshares with an aggregated amount of $502,740.

On February 10, 2021, the Company effected a 750 for 1 stock split of the issued and outstanding shares of the Company’s common stock. The number of authorized shares of common stock remained at 95,000,000. An additional result of the stock split was that the stated value, the number of designated shares and outstanding shares of each series of preferred stock was adjusted in accordance to the respective certificate of designations. The number of authorized shares of preferred stock remained at 5,000,000.

F-35

Society Pass Incorporated Condensed Consolidated Financial Statements For The Nine Months Ended September 30, 2020 And 2019 (Unaudited)

F-36

SOCIETY PASS INCORPORATED

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page
Condensed Consolidated Balance Sheets as of Sepember 30, 2020 (unaudited) and Decemebr 31, 2019	F-38
Unaudited Condensed Consolidated Statements of Operations and Other Comprehensive Loss for the nine months ended September 30, 2020 and 2019	F-39
Unaudited Condensed Consolidated Statements of Shareholders’ Deficit for the nine months ended September 30, 2020 and 2019	F-40
Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2020 and 2019	F-41
Notes to Unaudited Condensed Consolidated Financial Statements	F-41 – F-68

F-37

SOCIETY PASS INCORPORATED

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019

(Currency expressed in United States Dollars (“US$”))

	September 30, 2020	December 31, 2019
ASSETS	(Unaudited)
Current asset:
Cash and cash equivalents	$361,493	$606,491
Accounts receivable, net	30,668	10,768
Inventories, net	7,345	133
Deposits, prepayments and other receivables	51,215	44,210

Total current assets	450,721	661,602

Non-current asset:
Intangible assets, net	8,000,000	8,001,479
Property, plant and equipment, net	20,149	23,708
Right of use assets, net	39,195	53,311

	8,059,344	8,078,498

TOTAL ASSETS	$8,510,065	$8,740,100

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payables	$50,845	$50,784
Contract liabilities	28,118	19,843
Accrued liabilities and other payables	290,864	328,824
Contingent service payable	602,802	602,802
Due to related parties	1,189,237	1,256,737
Operating lease liabilities	40,172	53,439

Total current liabilities	2,202,038	2,312,429

TOTAL LIABILITIES	2,202,038	2,312,429

COMMITMENTS AND CONTINGENCIES
Convertible preferred shares; $0.0001 par value, 5,000,000 shares authorized, 4,500,000 shares undesiginated as of September 30, 2020 and December 31, 2019, respectively
Series A shares: 10,000 shares designated;
8,000 and 8,000 Series A shares issued and outstanding as of September 30, 2020 and December 31, 2019, respectively	8,000,000	8,000,000
Series B shares: 10,000 shares designated;
2,548 and 2,221 Series B shares issued and outstanding as of September 30, 2020 and December 31, 2019, respectively	3,412,503	2,975,631
Series B-1 shares: 15,000 shares designated ;
160 and 120 Series B-1 shares issued and outstanding as of September 30, 2020 and December 31, 2019, respectively	466,720	350,040
Series C shares: 15,000 shares designated;
362 and 362 Series C shares issued and outstanding as of September 30, 2020 and December 31, 2019, respectively	2,151,706	2,151,706
Series C-1 shares: 15,000 and 0 shares designated;
2,259 and 0 Series C-1 shares issued and outstanding as of September 30, 2020 and December 31, 2019, respectively	948,780	—

SHAREHOLDERS’ DEFICIT
Common shares; $0.0001 par value, 95,000,000 shares authorized; 26,212 and 22,824 shares issued and outstanding as of September 30, 2020 and December 31, 2019, respectively	3	3
Additional paid-in capital	2,590,512	1,705,626
Accumulated other comprehensive income	19,237	3,988
Accumulated deficit	(11,281,434)	(8,759,323)

Total shareholders’ deficit	(8,671,682)	(7,049,706)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$8,510,065	$8,740,100

See accompanying notes to unaudited condensed consolidated financial statements.

F-38

SOCIETY PASS INCORPORATED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

OTHER COMPREHENSIVE LOSS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

(Currency expressed in United States Dollars (“US$”))

(Unaudited)

	Nine months ended September 30,
	2020	2019
Revenue, net	$49,680	$—

Cost of revenue	(2,982)	—

Gross profit	46,698	—

Operating expenses:
Sales and marketing expenses	(3,125)	—
Software development costs	(139,151)	(199,391)
Impairment loss	(8,778)	(20,000)
General and administrative expenses	(2,367,393)	(3,197,617)
Total operating expenses	(2,518,447)	(3,417,008)

Loss from operations	(2,471,749)	(3,417,008)

Other income (expense):
Interest income	11	—
Interest expense	(36,381)	—
Other income	1,077	—

Total other (expense) income	(35,293)	—

LOSS BEFORE INCOME TAXES	(2,507,042)	(3,417,008)

Income tax expense	(15,069)	—

NET LOSS	$(2,522,111)	$(3,417,008)

Other comprehensive income (loss):
Foreign currency translation gain (loss)	15,249	(1,122)

COMPREHENSIVE LOSS	$(2,506,862)	$(3,418,130)

Loss per share
Basic and diluted	$(122.03)	$(175.89)

Weighted average shares outstanding
Basic and diluted	22,826	19,427

See accompanying notes to unaudited condensed consolidated financial statements.

F-39

SOCIETY PASS INCORPORATED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

(Currency expressed in United States Dollars (“US$”))

(Unaudited)

	Common stock
	No. of shares	Amount	Additional paid-in capital	Accumulated other comprehensive (loss) income	Accumulated deficits	Total shareholders’ deficit
Balance as of January 1, 2019	16,104	$2	$(2)	$—	$(1,460,895)	$(1,460,895)
Issuance of shares for services	6,720	1	1,679,999	—	—	1,680,000
Issuance of warrants for services	—	—	17,500	—	—	17,500
Net loss for the period	—	—	—	—	(3,417,008)	(3,417,008)
Foreign currency translation adjustment	—	—	—	(1,122)	—	(1,122)
Balance as of September 30, 2019	22,824	$3	$1,697,497	$(1,122)	$(4,877,903)	$(3,181,525)

Balance as of January 1, 2020	22,824	$3	$1,705,626	$3,988	$(8,759,323)	$(7,049,706)
Issuance of common stock for services	3,388	—	848,505	—	—	848,505
Imputed interest	—	—	36,381	—	—	36,381
Net loss for the period	—	—	—	—	(2,522,111)	(2,522,111)
Foreign currency translation adjustment	—	—	—	15,249	—	15,249
Balance as of September 30, 2020	26,212	$3	$2,590,512	$19,237	$(11,281,434)	$(8,671,682)

See accompanying notes to unaudited condensed consolidated financial statements.

F-40

SOCIETY PASS INCORPORATED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

(Currency expressed in United States Dollars (“US$”))

(Unaudited)

	Nine months ended September 30,
	2020	2019
Cash flows from operating activities:
Net loss	$(2,522,111)	$(3,417,008)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	4,447	—
Impairment loss	8,778	20,000
Imputed interest	36,381	—
Stock based compensation for services	1,641,877	2,256,116
Change in operating assets and liabilities:
Accounts receivable	(19,900)	—
Inventories	(7,212)	—
Deposits, prepayments and other receivables	(7,005)	(14,568)
Contract liabilities	8,275	—
Accounts payables	(788)	—
Accrued liabilities and other payables	(37,960)	427,169
Advances to related parties	(76,278)	140,050
Right of use assets	14,116
Operating lease liabilities	(13,267)

Net cash used in operating activities	(970,647)	(570,740)

Cash flows from investing activities:
Purchase of property, plant and equipment	—	(32,920)

Net cash used in investing activities	—	(32,920)

Cash flows from financing activities:
Proceeds from issuance of preferred stocks	708,960	350,040

Net cash provided by financing activities	708,960	350,040

Effect on exchange rate change on cash and cash equivalents	16,689	(1,122)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(244,998)	(254,742)

CASH AND CASH EQUIVALENT AT BEGINNING OF YEAR	606,491	938,569

CASH AND CASH EQUIVALENT AT END OF PERIOD	$361,493	$683,827

Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$—
Cash paid for income tax	$—	$—

NON-CASH INVESTING AND FINANCING ACTIVITIES ACTIVTIES
Impact of adoption of ASC 842 - lease obligation and ROU asset	$—	$—
Fair value of common stock issued for accrued salaries	$—	$425,833
Fair value of preferred stock issued for services	$793,372	$1,002,000

See accompanying notes to unaudited condensed consolidated financial statements.

F-41

NOTE — 1 DESCRIPTION OF BUSINESS AND ORGANIZATION

Society Pass Incorporated (the “Company”) is incorporated in State of Nevada on June 22, 2018 under the name of Food Society Inc. On October 3, 2018, the Company changed its corporate name to Society Pass Incorporated. The Company through its subsidiaries, mainly sells and distributes the hardware and software of POS application in Vietnam.

Description of subsidiaries incorporated by the Company

Name	Place and date of incorporation	Principal activities	Particulars of registered/ paid up share Capital	Effective interest held
Society Technology LLC	State of Nevada, January 24, 2019	IP Licensing	US$1	100%
SOPA Cognitive Analytics Private Limited	India, February 5, 2019	Computer sciences consultancy and data analytics	INR100,000	100%
SOPA Technology Pte. Ltd.	Singapore, June 4, 2019	Investment holding	SG$1	100%
SOPA Technology Company Limited	Vietnam, October 1, 2019	Software production	Registered: VND 2,307300,000; Paid up: VND 1,034,029,911	100%
Hottab Pte Ltd. (HPL)	Singapore, January 17, 2015	Software development and marketing for the F&B industry	SG$620,287.75	100%
Hottab Vietnam Co. Ltd	Vietnam, April 17, 2015	Sale of POS hardware and software	VND 1,000,000,000	100%
Hottab Asset Company Limited	Vietnam, July 25, 2019	Sale of POS hardware and software	VND 5,000,000,000	100%

The Company and its subsidiaries are hereinafter referred to as (the “Company”).

On October 29, 2019 with the revised provision dated November 11, 2019, the Company acquired Hottab Pte Ltd and its subsidiaries, at the consideration of $1,050,000 consisted of Series C preference shares valued at $900,000 and the cash consideration of $150,000. The value of the $900,000 Series C preference shares issued was determined based on the stated value per share equal to $8,660 of the Company’s shares at the acquisition date. Also, the Company shall pay to the Company additional Series C preference shares with an aggregate value of $558,000 (the “Equity Incentive”) in the event the Company able to fulfilled the other terms per their arrangement with in five months from the completion date.

Spun Out

On December 31, 2019, the Company recently spun out Food Society Group Limited (Food Business), which aims to develop and commercialize chain of restaurants in Vietnam.

This spun off our subsidiary Food Society Group Limited which owns 100% of Vietnam Eats (Hong Kong) Limited which owns 100% of Loft Restaurant Service Trading Company Limited that operates 2 restaurants in Vietnam.

F-42

Thomas O’Connor., our former Chief Marketing Officer, serves as the legal representative of Loft Restaurant Service Trading Company Limited. Our Chief Executive Officer and Chairman of our board of directors, Dennis Nguyen., is the Chairman of Food Society Group Limited’s board of directors.

The two restaurants were making losses for the financial year of 2019. The Company wanted to focus on building our loyalty technology platform. On December 20, 2019’s Board of Directors meeting the CFO presented the case for the spun off. The board voted on the February 18, 2020 to spun out the Food Society Group Limited via a proportionate distribution of shareholding percentage to the existing sharesholders as at December 31, 2019.

NOTE — 2 GOING CONCERN MATTERS

The accompanying unaudited condensed consolidated financial statements have been prepared using the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company suffered from a working capital deficit and accumulated deficit of $1,751,317 and $11,281,434 at September 30, 2020. The Company incurred continous loss of $2,522,111 during the nine months ended September 30, 2020. These factors raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the date of issuance of this financial statement, without additional debt or equity financing. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders. Management believes the Company is currently pursuing additional financing for its operations. However, there is no assurance that the Company will be successful in securing sufficient funds to sustain the operations.

These unaudited condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities that may result in the Company not being able to continue as a going concern.

NOTE — 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying condensed consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying condensed consolidated financial statements and notes.

•	Basis of presentation

These accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

•	Use of estimates and assumptions

In preparing these condensed consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and revenues and expenses during the years reported. Actual results may differ from these estimates. If actual results significantly differ from the Company’s estimates, the Company’s financial condition and results of operations could be materially impacted. Significant estimates in the period include the allowance for doubtful accounts on accounts and other receivables, assumptions used in assessing right of use assets, imputed interest on due to related parties, and impairment of long-term assets, business acquisition allocation of purchase consideration, and deferred tax valuation allowance.

F-43

•	Basis of consolidation

The condensed consolidated financial statements include the financial statements of the Company and its subsidiary. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

•	Cash and cash equivalents

Cash and cash equivalents are carried at cost and represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less as of the purchase date of such investments. As of September 30, 2020 and December 31, 2019, the cash and cash equivalent was amounted to $361,493 and $606,491, respectively..

The Company currently has bank deposits with financial institutions in the U.S. which does not exceed FDIC insurance limits. FDIC insurance provides protection for bank deposits up to $250,000. In addition, the Company has uninsured bank deposits with a financial institution outside the U.S. All uninsured bank deposits are held at high quality credit institutions.

•	Accounts receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest, which are due within contractual payment terms, generally 30 to 90 days from completion of service. Credit is extended based on evaluation of a customer's financial condition, the customer credit-worthiness and their payment history. Accounts receivable outstanding longer than the contractual payment terms are considered past due. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. At the end of fiscal year, the Company specifically evaluates individual customer’s financial condition, credit history, and the current economic conditions to monitor the progress of the collection of accounts receivables. The Company considers the allowance for doubtful accounts for any estimated losses resulting from the inability of its customers to make required payments. For the receivables that are past due or not being paid according to payment terms, the appropriate actions are taken to exhaust all means of collection, including seeking legal resolution in a court of law. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers. As of September 30, 2020 and December 31, 2019, the allowance for doubtful accounts amounted to $0 and $0, respectively.

•	Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined on a first-in-first-out method. Costs include hardware equipment and peripheral costs which are purchased from the Company’s suppliers as merchanized goods. The Company provides inventory allowances based on excess and obsolete inventories determined principally by customer demand. As of September 30, 2020 and December 31, 2019, the Company recorded an allowance for obsolete inventories of $0 and $0, respectively. The inventories was amounted to $7,345 and $133 at September 30, 2020 and December 31, 2019, respectively.

•	Impairment of long-lived assets

In accordance with the provisions of ASC Topic 360, “Impairment or Disposal of Long-Lived Assets”, all long-lived assets such as plant and equipment held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. There has been no impairment charge for the years presented.

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•	Property, plant and equipment

Plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful lives
Computer equipment	3 years
Office equipment	5 years

Expenditures for repairs and maintenance are expensed as incurred. When assets have been retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

•	Revenue recognition

The Company adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). Under ASU 2014-09, the Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfils its obligations under each of its agreements:

•	identify the contract with a customer;
•	identify the performance obligations in the contract;
•	determine the transaction price;
•	allocate the transaction price to performance obligations in the contract; and
•	recognize revenue as the performance obligation is satisfied.

Hardware Product Revenues — the Company generally is involved with the sale of on-premise appliances and end-point devices. The single performance obligation is to transfer the hardware product (which is to be installed with its licensed software integral to the functionality of the hardware product). The entire transaction price is allocated to the hardware product and is generally recognized as revenue at the time of delivery because the customer obtains control of the product at that point in time. It is concluded that control generally transfers at that point in time because the customer has title to the hardware, physical possession, and a present obligation to pay for the hardware. Payments for hardware contracts are generally due 30 to 90 days after shipment of the hardware product.

The Company records revenues from the sales of third-party products on a “gross” basis pursuant to ASC 606-10 Revenue Recognition – Revenue from Contracts with Customers, when the Company controls the specified good before it is transferred to the end customer and have the risks and rewards as principal in the transaction, such as responsibility for fulfillment, retaining the risk for collection, and establishing the price of the products. If these indicators have not been met, or if indicators of net revenue reporting specified in ASC 606-10 are present in the arrangement, revenue is recognized net of related direct costs.

Software License Revenues — The Company’s performance obligation includes providing connectivity to software, generally through a monthly subscription, where the Company typically satisfies its performance obligations prior to the submission of invoices to the customer for such services. The Company’s software sale arrangements grant customers the the right to access and use the software products which are to be installed with the relevant hardware for connectivity at the outset of an arrangement, and to be entitled to both technical support and software upgrades and enhancements during the term of the agreement. The term of the subscription period is generally 12 months, with the automatic renewal of another one year, and the subscription license service is billed monthly, quarterly or annually. Sales are generally recorded in the month the service is provided. For clients who are billed on an annual basis, deferred revenue is recorded and amortized over the life of the contract. Payments are generally due 30 to 90 days after delivery of the software licenses.

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The Company records its revenues, net of value added taxes (“VAT”). The Company is subject to VAT which is levied on the majority of the hardware products at the rate of 10% on the invoiced value of sales.

Contract assets

In accordance with ASC 606-10-45-3, contract asset is when the Company’s right to payment for goods and services already transferred to a customer if that right to payment is conditional on something other than the passage of time. The Company will recognize a contract asset when it has fulfilled a contract obligation but must perform other obligations before being entitled to payment.

There were no contract assets at September 30, 2020 and December 31, 2019.

Contract liabilities

In accordance with ASC 606-10-45-2, A contract liability is Company’s obligation to transfer goods or services to a customer when the customer prepays consideration or when the customer’s consideration is due for goods and services that the Company will yet provide whichever happens earlier.

Contract liabilities represent amounts collected from, or invoiced to, customers in excess of revenues recognized, primarily from the billing of annual subscription agreements. The value of contract liabilities will increase or decrease based on the timing of invoices and recognition of revenue. The Company’s contract liability balance was $28,118 and $19,843 as of September 30, 2020 and December 31, 2019, respectively.

Contract costs

Under ASC-606, the Company applies the following threee steps in order to evaluate the costs to be capitalized as it fulfils following three criteria:

•	Incremental costs directly related to a specific contract;
•	Costs that generate or enhance resources of the company that will be used to satisfy performance of the terms of the contract; and
•	Costs that are expected to be recovered from the customer.

No contract costs are capitalized for the nine months ended September 30, 2020 and 2019.

•	Software development costs

In accordance with the relevant FASB accounting guidance regarding the development of software to be sold, leased, or marketed, the Company expenses such costs as they are incurred until technological feasibility has been established, at and after which time these costs are capitalized until the product is available for general release to customers. Once the technological feasibility is established per ASC 985-20, the Company capitalizes costs associated with the acquisition or development of major software for internal and external use in the balance sheet. Costs incurred to enhance the Company’s software products, after general market release of the services using the products, is expensed in the period they are incurred. The Company only capitalizes subsequent additions, modifications or upgrades to internally developed software to the extent that such changes allow the software to perform a task it previously did not perform. The Company also expenses website costs as incurred.

Research and development expenditures in the development of its own software are charged to operations as incurred. Based on the software development process, technological feasibility is established upon completion of a working model, which also requires certification and extensive testing. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release are immaterial. For the nine months ended September 30, 2020 and 2019, the software development costs is $139,151 and $199,391, respectively.

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•	Product warranties

The Company’s provision for estimated future warranty costs is based upon historical relationship of warranty claims to sales. Based upon historical sales trends and warranties provided by the Company’s suppliers, the Company has concluded that no warranty liability is required as of September 30, 2020 and December 31, 2019. To date, product allowance and returns have been minimal and, based on its experience, the Company believes that returns of its products will continue to be minimal.

•	Shipping and handling costs

No shipping and handling costs are associated with the distribution of the products to the customers which are borne by the Company’s suppliers or distributors.

•	Sales and marketing

Sales and marketing expenses include payroll, employee benefits and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs. Advertising costs are expensed as incurred. Advertising expense was $3,125 and $0 for the nine months ended September 30, 2020 and 2019, respectively.

•	Income tax

The Company adopted the ASC 740 Income Tax provisions of paragraph 740-10-25-13, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the condensed consolidated financial statements. Under paragraph 740-10-25-13, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the condensed consolidated financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. Paragraph 740-10-25-13 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of paragraph 740-10-25-13.

The estimated future tax effects of temporary differences between the tax basis of assets and liabilities are reported in the accompanying balance sheets, as well as tax credit carry-backs and carry-forwards. The Company periodically reviews the recoverability of deferred tax assets recorded on its balance sheets and provides valuation allowances as management deems necessary.

The Company and its wholly-owned foreign subsidiary, is subject to income taxes in the jurisdictions in which it operates. Significant judgment is required in determining the provision for income tax. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the carrying amounts, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

•	Uncertain tax positions

The Company did not take any uncertain tax positions and had no adjustments to its income tax liabilities or benefits pursuant to the ASC 740 provisions of Section 740-10-25 for the nine months ended September 30, 2020 and 2019.

F-47

•	Foreign currencies translation and transactions

The reporting currency of the Company is United States Dollar ("US$") and the accompanying condensed consolidated financial statements have been expressed in US$. In addition, the Company’s subsidiary is operating in the Republic of Vietnam and India and maintains its books and record in its local currency, Vietnam Dong (“VND”) and Indian Rupee (“INR), respectively, which are the functional currency as being the primary currency of the economic environment in which their operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Shareholders’ equity is translated using the historical rates. Revenues and expenses are translated at average rates prevailing during the year. The gains and losses resulting from translation of financial statements of foreign subsidiary are recorded as a separate component of accumulated other comprehensive income within the statements of changes in shareholder’s equity.

Translation of amounts from SGD$ into US$ has been made at the following exchange rates for the nine months ended September 2020 and 2019:

	Septemeber 30, 2020	Septemeber 30, 2019
Period-end SGD$:US$ exchange rate	$0.73118	$0.72342
Period average SGD$:US$ exchange rate	$0.71922	$0.73276

Translation of amounts from VND into US$ has been made at the following exchange rates for the nine months ended September 2020 and 2019:

	Septemeber 30, 2020	Septemeber 30, 2019
Period-end VND$:US$ exchange rate	$0.000043	$0.000043
Period average VND$:US$ exchange rate	$0.000043	$0.000043

Translation of amounts from INR into US$ has been made at the following exchange rates for the nine months ended September 30, 2020 and 2019:

	Septemeber 30, 2020	Septemeber 30, 2019
Period-end INR$:US$ exchange rate	$0.013570	$0.014170
Period average INR$:US$ exchange rate	$0.013490	$0.014249

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

•	Comprehensive income

ASC Topic 220, “Comprehensive Income”, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying condensed consolidated statements of changes in shareholders’ equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

•	Leases

The Company adopted Topic 842, Leases (“ASC 842”) to determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the condensed consolidated balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in the condensed consolidated balance sheets.

F-48

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

In accordance with the guidance in ASC 842, components of a lease should be split into three categories: lease components (e.g. land, building, etc.), non-lease components (e.g. common area maintenance, consumables, etc.), and non-components (e.g. property taxes, insurance, etc.). Subsequently, the fixed and in-substance fixed contract consideration (including any related to non-components) must be allocated based on the respective relative fair values to the lease components and non-lease components.

As of September 30, 2020 and December 31, 2019, the Company recorded the right of use asset of $39,195 and $53,311 respectively.

•	Related parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The condensed consolidated financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

•	Commitments and contingencies

The Company follows the ASC 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

•	Fair value of financial instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and has adopted paragraph 820-10-35-37 of the FASB Accounting Standards Codification (“Paragraph 820-10-35-37”) to measure the fair value of its financial instruments. Paragraph 820-10-35-37 of the FASB Accounting Standards Codification establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, paragraph 820-10-35-37 of the FASB Accounting Standards Codification establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by paragraph 820-10-35-37 of the FASB Accounting Standards Codification are described below:

Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3	Pricing inputs that are generally observable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amounts of the Company’s financial assets and liabilities, such as cash and cash equivalents, accounts receivable, deposits, prepayments and other receivables, contract liabilities, accrued liabilities and other payables, amounts due to related parties and operating lease liabilities, approximate their fair values because of the short maturity of these instruments.

F-49

•	Cost of goods sold

Cost of good sold consists of the cost of hardware, software and payroll, which are directly attributable to the sales of products.

•	Share-based compensation

The Company follows ASC 718, Compensation —Stock Compensation (“ASC 718”), which requires the measurement and recognition of compensation expense for all share-based payment awards, including restricted stock units, based on estimated grant date fair values. Restricted stock units are valued using the market price of the Company’s common shares on the date of grant. The Company records compensation expense, net of estimated forfeitures, over the requisite service period.

•	Business combinations

The Company follows ASC 805, Business Combinations (“ASC 805”) and ASC 810-10-65, Consolidation. ASC 805 requires most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at “fair value.” The statement applies to all business combinations, including combinations among mutual entities and combinations by contract alone. Under ASC 805, all business combinations are accounted for by applying the acquisition method. Accounting for goodwill requires significant management estimates and judgment. Management performs periodic reviews of the carrying value of goodwill to determine whether events and circumstances indicate that an impairment in value may have occurred. A variety of factors could cause the carrying value of goodwill to become impaired. A write-down of the carrying value of goodwill could result in a non-cash charge, which could have an adverse effect on the Company’s results of operations.

l	Earning per share

Basic per share amounts are calculated using the weighted average shares outstanding during the year, excluding unvested restricted stock units. The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only “in the money” dilutive instruments impact the diluted calculations in computing diluted earnings per share. Diluted calculations reflect the weighted average incremental common shares that would be issued upon exercise of dilutive options assuming the proceeds would be used to repurchase shares at average market prices for the period.

As of September 30, 2020 and December 31, 2019, the Company has the the number of shares of common stock to be issued upon conversion of below

shares of preferred stock:	September 30, 2020	December 31, 2019
Series A Convertible Preferred Stock	8,000	8,000
Series B Convertible Preferred Stock	2,548	2,221
Series B-1 Convertible Preferred Stock	160	120
Series C Convertible Preferred Stock	362	362
Series C-1 Convertible Preferred Stock	2,259	—
Warrants granted	—	70
Warrants granted wilth Series C-1 Convertible Preferred Stock	4,518	—
Total:	17,847	10,773

F-50

•	Segment Reporting

ASC Topic 280, “Segment Reporting” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about geographical areas, business segments and major customers in condensed consolidated financial statements. For the nine months ended September 30, 2020 and 2019, the Company operates in one reportable operating segment.

•	Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

Accounting Standards Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (“ASU 2016-02”) in order to increase transparency and comparability among organizations by recognizing right-of-use assets and lease liabilities on the balance sheet for those leases classified as operating leases under previous generally accepted accounting principles. ASU 2016-02 requires a lessee to recognize a lease liability for future lease payments and a right-of-use asset representing the right to use the underlying asset for the lease term on the balance sheet for most lease arrangements. The new standard also changes many key definitions, including the definition of a lease. The new standard includes a short-term lease exception for leases with a term of 12 months or less, as part of which a lessee can make an accounting policy election not to recognize right-of-use assets and lease liabilities. Lessees will continue to differentiate between finance leases (previously referred to as capital leases) and operating leases using classification criteria that are substantially similar to the previous guidance in ASC 840.

ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 (including interim periods within those periods) and early adoption is permitted. In August 2018, the FASB issued ASU 2018-11, Leases, Targeted Improvements, which provides a new transition option in which an entity initially applies ASU 2016-02 at the adoption date and recognizes a cumulative-effect adjustment in the period of adoption. Prior period comparative balances will not be adjusted. The Company used the new transition option and was also utilizing the package of practical expedients that allows it to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases, and (3) initial direct costs for any existing leases. The Company also used the short-term lease exception for leases with a term of 12 months or less. Additionally, the Company used the practical expedient that allowed each separate lease component of a contract and the associated non-lease components to be treated as a single lease component. The exercise of lease renewal options is at the Company’s discretion and the renewal to extend the lease terms are not included in the Company’s Right-Of-Use assets and lease liabilities as they are not reasonably certain of exercise. The Company will evaluate the renewal options and when they are reasonably certain of exercise, the Company will include the renewal period in its lease term. As of the November 2019, the Company identified one operating lease arrangement in which it is a lessee accounting per ASC 842 applicable otherwise from their inception all lease entered was of short term leases.

In calculating the present value of the lease payments, the Company applied and determined the appropriate discount rate based on the remaining lease terms at the date of adoption. As the lessee to several lease agreements, the Company did not have insight into the relevant information that would be required to arrive at the rate implicit in the lease. Therefore, the Company utilized its outstanding borrowings as a benchmark to determine the incremental borrowing rate for its leases. The benchmark rate was adjusted to arrive at an appropriate discount rate for each lease.

In June 2018, the FASB issued ASU No. 2018-07, Compensation-Stock Compensation: Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”), which expands the scope of Compensation – Stock Compensation (“Topic 718”) to include share-based payment transactions for acquiring goods and services from nonemployees. This amendment applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The Company does not expect this standard to have a material impact on its financial statements.

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Accounting Standards Issued, Not Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). This ASU requires measurement and recognition of expected credit losses for financial assets. ASU 2016-13 also requires new disclosures for financial assets measured at amortized cost, loans and available-for-sale debt securities. ASU 2016-13 is effective for the Company beginning January 1, 2023. Entities will apply the standard's provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company is currently evaluating the potential effect of this standard on its financial statements. The Company does not expect this standard to have a material impact on its financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (“ASU 2018-13”), which eliminates, adds and modifies certain disclosure requirements for fair value measurements. The amendment is effective for interim and annual reporting periods beginning after December 15, 2019. The Company is currently assessing the impact this will have on the financial statements.

In November 2018, the FASB issued ASU No. 2018-18, Collaborative Arrangements (“ASU 2018-18”), which clarifies the interaction between ASC 808, Collaborative Arrangements and ASC 606, Revenue from Contracts with Customers. Certain transactions between participants in a collaborative arrangement should be accounted for under ASC 606 when the counterparty is a customer. In addition, ASU 2018-18 precludes an entity from presenting consideration from a transaction in a collaborative arrangement as revenue if the counterparty is not a customer for that transaction. ASU 2018-18 should be applied retrospectively to the date of initial application of ASC 606. This guidance is effective for interim and fiscal periods beginning after December 15, 2019. The Company is currently assessing the impact this will have on the financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes: Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The standard is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2020, with early adoption permitted. Adoption of the standard requires certain changes to be made prospectively, with some changes to be made retrospectively. The Company does not expect the adoption of this standard to have a material impact on its financial position, results of operations or cash flows.

NOTE — 4 REVENUE

Revenue consisted of the following deliverables:

	Nine Months ended September 30,
	2020	2019
Hardware sales	$3,510	$—
Software subscription sales	37,752	—
Other sales	8,418
	$49,680	$—

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In accordance with ASC 280, Segment Reporting (“ASC 280”), we have one reportable geographic segments: Software License Revenues. Sales are based on the countries in which the customer is located. Summarized financial information concerning our geographic segments is shown in the following tables:

	Nine Months ended September 30,
	2020	2019
Revenue, net:
Indonesia	$31,604	$—
Vietnam	18,076	—
	$49,680	$—

Contract liabilities recognised was related to software sales only and the following is reconciliation for the periods:

	Period ended September 30,	Year ended December 31,
	2020	2019

Contract liabilities, brought forward	$19,843	$—
Add: recognised as deffered revenue	46,027	19,843
Less: recognised as current period/year revenue	(37,752)	—
Contract liabilities, carried forward	$28,118	$19,843

NOTE — 5 INTANGIBLE ASSETS

As of September 30, 2020 and December 31, 2019, intangible assets consisted of the following:

	Useful life	September 30, 2020	December 31, 2019
At cost:		(Unaudited)

Software platform	2.5 years	$8,000,000	$8,000,000
Other intangible assets	3 – 5 years	1,725	1,725
		8,001,725	8,001,725
Less: accumulated depreciation		(1,725)	(246)
		$8,000,000	$8,001,479

On November 1 2018, the Company entered software development agreement with CVO Advisors Pte Ltd (CVO) 2018 to design and build App and Web-based platform for the total consideration of $8,000,000. CVO who is a third party vendor in the business of designing, developing, operating computer software applications including mobile and web application for social media, big data, point of sales, loyalty rewards, food delivery and technology platforms in Asia. The CVO developer performed and accepted technical work, of software development phase, which was materially completed by December 23, 2018. The Company obtained a third party license (Wallet Factory International Ltd) for their technology build up by CVO.

The delivered platform was further developed by the Company’s in-house technology team (based in Noida that Sopa is currently using for the loyalty platform. The platform can be downloaded from Apple store or Googleplay store (ie. SoPaApp) and the Company’s web version is on www.sopa.asia. The platform was completed developed on Septemebr 30, 2020 and has estimated life 2.5 years. The platform will be started to amortise on Oct 1, 2020.

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Further, the Company entered subscription agreement with CVO to issued US$8,000,000 of preferred stocks for the software development.

Also, owner of CVO entered into call option agreement with the CEO of the Company to sale all the shares of CVO for the sum of $10 per share, as of date, these options was not exercised by the CEO of the Company.

Amortization of intangible assets was $1,479 and $0 for the nine months ended September 30, 2020 and 2019, respectively.

Period ending September 30, 2020:	Amount
2020	$800,000
2021	3,200,000
2022	3,200,000
2023	800,000
2024	-
$8,000,000

NOTE — 7 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

	September 30, 2020	December 31, 2019
	(Unaudited)
At cost:
Computer	$29,206	$29,206
Office equipment	1,721	1,721
	30,927	30,927
Less: accumulated depreciation	(12,010)	(7,563)
Less: exchange difference	1,232	344
	$20,149	$23,708

Depreciation expense for the nine months ended September 30, 2020 and 2019 were $2,968 and $0, respectively.

NOTE — 8 INVENTORIES

Inventories consisted of the following:

	September 30, 2020	December 31, 2019
	(Unaudited)
Finished goods	$7,345	$133

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NOTE — 9 BUSINESS COMBINATION

On November 11, 2019, the Company completed the acquisition of 100% equity interest of Hottab Pte Limited (the “Acquisition”). The total consideration of the acquisition is 156 shares of series C convertible preferred stock, approximately $900,000, cash considieration $150,000 and additional series C convertible preferred stock approximately $558,000 . The Company accounted for the transaction as an acquisition of a business pursuant to ASC 805, “Business Combinations” (“ASC 805”).

Purchase price allocation:
Fair value of stock at closing	$900,000
Cash paid	75,000

Deferred payments- Cash	71,422
Deferred payment- shares	531,380
Less cash received	(15,337)
Purchase price	$1,562,465

The transaction was accounted for using the acquisition method. Accordingly, goodwill has been measured as the excess of the total consideration over the amounts assigned to the identifiable assets acquired and liabilities assumed based on their preliminary estimated fair values.

The deferred payments of $602,802 were discounted using the yield on a CCC rated corporate debt for 3-month, 6-month and 9-month maturities, respectively. The implied discount is approximately $30,198, which will be amortized over the term on the payments.

The purchase price allocation resulted in $2,766,000 of goodwill, as below:

Acquired assets:
Trade receivables	$6,906
Other receivables	1,857

8,763
Less: Assumed liabilities
Trade payables	39,147
Accrued liabilities and other payable	68,458
Amounts due to related parties	1,080,904
Deferred revenue	23,789

1,212,298
Fair value of net liabilities assumed	(1,203,535)

Goodwill recorded	2,766,000

Cash consideration allocated	$1,562,465

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Under the acquisition method of accounting, the total acquisition consideration price was allocated to the assets acquired and liabilities assumed based on their preliminary estimated fair values. The fair value measurements utilize estimates based on key assumptions of the Acquisition, and historical and current market data. The preliminary allocation of the purchase price is based on the best information available and is pending, amongst other things: (i) the finalization of the valuation of the fair values and useful lives of tangible assets acquired; (ii) the finalization of the valuations and useful lives for the intangible assets acquired; (iii) finalization of the valuation of accounts payable and accrued expenses; and (iv) finalization of the fair value of non-cash consideration.

The Acquisition was accounted for as a business combination in accordance with ASC 805 “Business Combinations”. The Company has allocated the purchase price consideration based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed and intangible assets identified as of the acquisition date and considered a number of factors including valuations from management estimation. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense.

The goodwill is not expected to be deductible for tax purposes. The goodwill is fully impaired during the year ended December 31, 2019.

During the measurement period (which is the period required to obtain all necessary information that existed at the acquisition date, or to conclude that such information is unavailable, not to exceed one year), additional assets or liabilities may be recognized, or there could be changes to the amounts of assets or liabilities previously recognized on a preliminary basis, if new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of these assets or liabilities as of that date.

NOTE — 10 AMOUNTS DUE TO RELATED PARTIES

Amounts due to related parties consisted of the following:

	September 30, 2020	December 31, 2019
	(Unaudited)
Amounts due to related parties (b)	$96,940	$96,940
Amounts due to shareholders (c)	738,964	738,964
Amounts due to SOSV (a)	75,000	75,000
Amount due to a director (d)	278,333	345,833
	$1,189,237	$1,256,737

(a)	In January 2019, the HPL entered into stock purchase agreement and accelerator contract for equity (ACE) with SOSV IV LLC (SOSV) whereby the HPL will issue shares representing 5% of their capital stock for the amounts of $168,000 in three trache (a) SOSV to pay to the HPL $75,000 for integration of Mobile Only Accelerator (MOX) software development kit, (b) SOSV to pay on behalf of the HPL $48,000 upon MOX successful application and setting up subsidiary, and (c) SOSV to pay on behalf of the HPL $45,000 for setting program for services. The Company received first trache of $75,000 only and therafter no other two trache received by the HPL, however, the outcome of the deal did not results success and so later the HPL have not issued any shares to the SOSV, therefore the arrangement amount of $75,000 accounted as loan from SOSV. The Company sent the legal letter to the SOSV initimating that the Company acquired HPL by issuing 156 preferred stock series C to Hottab Holding Limited for the 100% acquisition of HPL. As of September 30, 2020 and December 31, 2019, the Company had a total of $75,000 and $75,000 outstanding on this account, respectively.

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(b)	The amounts represented temporary advances to the Company including related parties (two officers), which were unsecured, interest-free and had no fixed terms of repayments. The Company’s due to related parties balance was $96,940 and $96,940 as of September 30, 2020 and December 31, 2019, respectively.

(c)	In February 2018, the Company entered into MOU with Connect Investment Pte Ltd (Enter Asia) for capital alliance for approximately 27% of shareholdings in the Company. Further, in August 2018, the said MOU was modified and shareholding was revised from 27% to 10% in the Company. However, subsequently in October 2020, it was agreed between both the parties to cease the said MOU with the understanding that there is no current and future obligation with either of them i.e. neither EnterAsia to make investment in the Company nor the Company to issue shares to EnterAsia. Further, the EnterAsia is going to get the shares of the Hottab Holdings Ltd (HHL) for the amount so far invested in the Company and therefore the amount due to EnterAsia is reclassed into the amount due to shareholder “Hottab Holdings Ltd”.

This amounts represented temporary advances to the Company by shareholder, which were unsecured, interest-free and had no fixed terms of repayments. The Company’s due to a shareholder balance was $738,964 and $738,964 as of September 30, 2020 and December 31, 2019, respectively. Imputed interest is charged at 4.5% per annum, which was amounted to $36,381 and $0 for the nine months ended September 30, 2020 and 2019, respectively.

(d)	The amount represented paid salaries and bonus to the Director which was unsecured, interest-free and had no fixed terms of repayments. The Company’s due to a director balance was $278,333 and $345,833 as of September 30, 2020 and December 31, 2019, respectively.

 NOTE — 11 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable consisted of the following:

	September 30, 2020	December 31, 2019
	(Unaudited)
Accounts payable- related parties (a)	$—	$—
Accounts payable- others	50,845	50,784
Accrued liabilities and other payables	290,864	328,824
	$341,709	$379,608

(a)	This includes the expenses incurred or paid by the Company officer on behalf of the Company and those were claimed and unpaid as of period-end.

Accrued liabilities and other payables consisted of the following:

	September 30, 2020	December 31, 2019
	(Unaudited)
Accrued payroll	$52,914	$51,069
Other accrual	647	—
Other payables	206,985	170,000
Accrued vat expenses	7,961	9,035
Accrued taxes	22,357	94,720
	$290,864	$328,824

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NOTE — 12 LEASES

The Company entered into operating leases primarily for office premises, with the lease terms generally of 2 years. The Company adopted Topic 842, using the modified-retrospective approach as discussed in Note 3, and as a result, recognized a right-of-use asset and a lease liability. The Company uses a 4.5% rate to determine the present value of the lease payments. The remaining life of the lease was one year.

The Company excludes short-term leases (those with lease terms of less than one year at inception) from the measurement of lease liabilities or right-of-use assets.

As of September 30, 2020, right-of-use assets were $39,195 and lease liabilities were $40,172.

For the nine months ended September 30, 2020 and 2019, the Company charged to operations lease expenses of $14,116 and $0, respectively.

The maturity of the Company’s lease obligations is presented below:

Nine months ended September 30,	Operating lease amount

2021	$20,657
2022	20,657
2023	5,662
Total	46,976
Less: interest	6,804
Present value of lease liabilities – current liability	$40,172

NOTE — 13 SHAREHOLDERS’ DEFICIT

Authorized stock

The Company’s authorized shares are 5,000,000 preferred shares and 95,000,000 common shares with a par value of $0.0001 per share.

Common stock outstanding

On July 5, 2018, the Company signed equity exchange agreement with the shareholders of Food Society Group Limited (“FSGL”) which will exchange, on a one-to-one basis, exactly the same number of shares of the Company’s outstanding common stock with the par value of $0.0001 per share. There are 14,966 outstanding shares of common stock of FSGL, representing 100% of the outstanding shares of common share of FSGL.

Also, during the year ended December 31 2018, the Company issued 1,138 shares of common stock in addition to above 14,966, so aggregating 16,104 shares on the incorporation as founder shares and valued at the par value of $0.0001 per share.

During the period ended September 30 2019, the Company issued 6,720 shares of common share for service for the value of $1,680,000 (includes $425,833 related to shares issued for accrued salaries).

During the period ended September 30, 2020, the Company issued 3,383 shares of common share for employees services for the value of $848,500.

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During the period ended September 30, 2020, the Company issued 5 shares of common stock at $1 per share for cash in private placement.

As of September 30, 2020 and December 31, 2019 , the Company had a total of 26,212 and 22,824 shares of its common stock issued and outstanding, respectively.

Warrants

In August 2019, the Company issued 70 shares of warrants to one employee for compensation of services to purchase 70 shares of common stock for the fair value of $17,500.. Each share of warrant is converted to one share of common stock at an exercise price of $0.0001. The warrants will expire on the second (2nd) anniversary of the initial date of issuance. During the period ended September 30, 2020, these 70 shares of warrants were exercised and converted into 70 shares of common stock.

Below is a summary of the Company’s issued and outstanding warrants as of September 30, 2020:

	Warrants	Weighted average exercise price	Weighted average remaining contractual life (in years)
Outstanding as of December 31, 2019	70	$0.0001	1.3
Exercised	(70)	—	—
Issued	4,518	—	—
Expired	—	—	—
Outstanding as of September 30, 2020	4,518	—	—

There is no intrinsic value for warrants as of September 30, 2020 and December 31, 2019

During the nine months ended September 30, 2020, the Company granted 2 warrants in conjunction with Series C-1 convertible preferred stock issued. The Company have not allocated sales proceed between preferred stock and warrants issued with preferred stock as the management believe the fair value market of warrants is minimum at this point.

NOTE — 14 PREFERRED STOCKS AND WARRANTS

As of September 30, 2020, the Company’s preferred stocks have been designated as follow:

	No. of shares	Stated Value
Series A Convertible Preferred Stock	10,000	$1,000
Series B Convertible Preferred Stock	10,000	$1,336
Series B-1 Convertible Preferred Stock	15,000	$2,917
Series C Convertible Preferred Stock	15,000	$5,763
Series C-1 Convertible Preferred Stock	15,000	$420

All of the Series A, B, B-1 and C Preferred Shares were issued at a value of respective stated value per share. These all Series of Preferred Shares contain a conversion option, are convert into a fixed number of common shares or redeemable with the cash repayment at the liquidation, so as a result of this liquidation preference, under U.S GAAP, the Company has classified the all these Series of Preferred Shares within mezzanine equity in the consolidated balance sheet.

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Voting Rights: (1) The affirmative vote of at least a majority of the holders of each series of preferred stock shall be necessary to:

(a)	increase or decrease the par value of the shares of the Series A Preferred Stock, alter or change the powers, preferences or rights of the shares of Series A Preferred Stock or create, alter or change the powers, preferences or rights of any other capital stock of the Company if after such alteration or change such capital stock would be senior to or pari passu with Series A Preferred Stock; and

(b)	adversely affect the shares of Series A Preferred Stock, including in connection with a merger, recapitalization, reorganization or otherwise.

(2) The affirmative vote of at least a majority of the holders of the shares of the Series A Preferred Stock shall be necessary to:

(a)	enter into a transaction or series of related transactions deemed to be a liquidation, dissolution or winding up of the Corporation, or voluntarily liquidate or dissolve;

(b)	authorize a merger, acquisition or sale of substantially all of the assets of the Company or any of its subsidiaries (other than a merger exclusively to effect a change of domicile of the Company to another state of the United States);

(c)	increase or decrease (other than decreases resulting from conversion of the Series A Preferred Stock) the authorized number of shares of the Company’s preferred stock or any series thereof, the number of shares of the Company’s common stock or any series thereof or the number of shares of any other class or series of capital stock of the Company; and

(d)	any repurchase or redemption of capital stock of the Company except any repurchase or redemption at cost upon the termination of services of a service provider to the Company or the exercise by the Company of contractual rights of first refusal as applied to such capital stock.

Dividend Rights: The holders of the Company’s preferred stock are not entitled to any dividend rights.

Conversion Rights (Series A Preferred Stock): Upon the consummation of this offering, the issued and outstanding shares of Series A Preferred Stock automatically convert into a number of shares of the Company’s common stock equal to the quotient obtained by dividing (x) the aggregate Stated Value of the issued and outstanding Series A Preferred Stock plus any other amounts due to the holders thereof divided by (y) the offering price of the Company’s common stock. If 90 days after conversion, the closing market price of the Company’s common stock as quoted on Nasdaq (the “Market Value”) has decreased below the initial public offering price, each holder of the Series A Preferred Stock shall be issued a warrant to purchase a number of shares of the Company’s common stock equal to 40% of the quotient of the (a) aggregate Stated Value held by such holder before conversion at the initial public offering price and the Market Value of the shares of common stock that were issuable upon conversion divided by (b) the Market Value. The warrants shall have a term of five years and shall be exercisable at the Market Value.

Conversion Rights (Preferred Stock other than Series A Preferred Stock): Upon the consummation of this offering, each issued and outstanding share of Series B Preferred Stock, Series B-1 Preferred Stock, Series C Preferred Stock and Series C-1 Preferred Stock will automatically convert into one shares of the Company’s common stock.

F-60

Liquidation Rights: In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary (a "Liquidation Event"), the holders of each series of preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the Company’s common stock by reason of their ownership thereof, an amount per share in cash equal to the greater of (x) the aggregate Stated Value for all shares of such series of Preferred Stock then held by then or (y) the amount payable per share of the Company’s common stock which such holder of preferred stock would have received if such holder had converted to common stock immediately prior to the Liquidation Event all of such series of preferred stock then held by such holder (the "Series Stock Liquidation Preference"). If, upon the occurrence of a Liquidation Event, the funds thus distributed among the holders of the preferred stock shall be insufficient to permit the payment to the holders of the preferred stock the full Series Stock Liquidation Preference for all series, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the preferred stock in proportion to the aggregate Series Liquidation Preferences that would otherwise be payable to each of the holders of preferred stock. Such payment shall constitute payment in full to the holders of the preferred stock upon the Liquidation Event. After such payment shall have been made in full, or funds necessary for such payment shall have been set aside by the Company in trust for the account of the holders of preferred stock, so as to be immediately available for such payment, such holders of preferred stock shall be entitled to no further participation in the distribution of the assets of the Company. The sale of all or substantially all of the assets of the Company, or merger, tender offer or other business combination to which the Company is a party in which the voting stockholders of the Company prior to such transaction do not own a majority of the voting securities of the resulting entity or by which any person or group acquires beneficial ownership of 50% or more of the voting securities of the Company or resulting entity shall be deemed to be a Liquidation Event.

Other Matters: The holders of the Company’s preferred stock have no subscription or redemption privileges and are not subject to redemption. The Company’s Series Preferred Stock does not entitle its holders to preemptive rights. All of the outstanding shares of the Company’s preferred stock are fully paid and non-assessable.

Series A Preferred Shares

There was no Series A Preferred Shares issued during the nine months ended September 30, 2020 and 2019.

As of September 30, 2020 and December 31, 2019, there were 8,000 and 8,000 shares of Series A Preferred Shares issued and outstanding, respectively. The holder of this series A provided their consent to waive the warrant provision available with them and accordingly the preferred series A accounted in 2018.

Series B Preferred Shares

During the nine months ended September 30, 2020, the Company issued 327 shares of Series B preferred stock for the consulting services for the value of $436,872.

During the period ended September 30, 2019 , the Company issued 750 shares of Series B convertible preferred stock for the consulting services for the value of $1,002,000

As of September 30, 2020 and December 31, 2019, there were 2,548 and 2,221 shares of Series B Preferred Shares issued and outstanding, respectively.

Series B-1 Preferred Shares

During the nine months ended September 30, 2020, the Company issued 40 shares of Series B-1 preferred stock for the consulting services for the value of $116,680.

During the the period ended September 30, 2019, the Company issued 120 shares of Series B-1 convertible preferred stock for cash in private placement for the value of $350,040.

As of September 30, 2020 and December 31, 2019, there were 160 and 120 shares of Series B-1 Preferred Shares issued and outstanding, respectively.

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Series C Preferred Shares

There was no Series C Preferred Shares issued during the nine months ended September 30, 2020 and 2019.

As of September 30, 2020 and December 31, 2019, there were 362 and 362 shares of Series C Preferred Shares issued and outstanding, respectively.

Series C-1 Preferred Shares

During the period ended September 30, 2020, the Company issued 1,688 and 571 shares of Series C-1 preferred stock for cash in private placement and consulting services for the value of $708,960 and $239,820, respectively.

The Company accounts for warrants issued in accordance with the guidance on “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” in Topic 480. These warrants did not meet the criteria to be classified as a liability award and therefore were treated as an equity award and classified the Series C-1 Preferred Shares within mezzanine equity in the condensed consolidated balance sheet.

As of September 30, 2020 and December 31, 2019, there were 2,259 and 0 shares of Series C-1 Preferred Shares issued and outstanding, respectively.

NOTE — 15 INCOME TAXES

For the nine months ended September 30, 2020 and 2019, the local (“Neveda”) and foreign components of loss before income taxes were comprised of the following:

	Nine months ended September 30,
	2020	2019
Tax jurisdiction from:
- Local	$—	$—
- Foreign	2,507,042	3,417,008
Loss before income taxes	$2,507,042	$3,417,008

The provision for income taxes consisted of the following:

Nine months ended September 30,
	2020	2019
Current:
- United States	$—	$—
- Singapore	—	—
- Vientam	—	—
- India	15,069	—

Deferred:
- United States	—	—
- Singapore	—	—
- Vientam	—	—
- India	—	—
Income tax expense	$15,069	$—

F-62

The effective tax rate in the years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company operates in various countries: Singapore and Vietnam that are subject to taxes in the jurisdictions in which they operate, as follows:

United States

The Company is registered in the Neveda and is subject to the tax laws of United States.

As of September 30, 2020, the operation in the United States incurred $9,312,602 of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss carryforwards begin to expire in 2041, if unutilized. The Company has provided for a full valuation allowance against the deferred tax assets of $1,955,647 on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

Singapore

The Company’s subsidiary is registered in the Republic of Singapore and is subject to the tax laws of Singapore.

As of September 30, 2020, the operation in the Singapore incurred $676,941 of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss carryforwards has no expiration. The Company has provided for a full valuation allowance against the deferred tax assets of $108,310 on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

Vietnam

The Company’s subsidiary operating in Vietnam is subject to the Vietnam Income Tax at a standard income tax rate of 20% during its tax year. The reconciliation of income tax rate to the effective income tax rate for the nine months ended September 30, 2020 and 2019 is as follows:

	Nine months ended September 30,
	2020	2019
Loss before income taxes	$(233,689)	$—
Statutory income tax rate	20%	20%
Income tax expense at statutory rate	(46,738)	—
Tax effect of allowance	46,738	—
Income tax expense	$—	$—

As of September 30, 2020, the operation in the Vietnam incurred $310,173 of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss carryforwards begin to expire in 2026, if unutilized. The Company has provided for a full valuation allowance against the deferred tax assets of $62,035 on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

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India

The Company’s subsidiary operating in India is subject to the India Income Tax at a standard income tax rate of 15% during its tax year. The reconciliation of income tax rate to the effective income tax rate for the nine months ended September 30, 2020 and 2019 is as follows:

	Nine months ended September 30,
	2020	2019
Loss before income taxes	$(182,363)	$(3,808)
Statutory income tax rate	15%	15%
Income tax expense at statutory rate	(27,354)	(571)
Tax effect of allowance	42,423	571
Income tax expense	$15,069	$—

As of September 30, 2020, the operation in the Inida incurred $548,706 of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss carryforwards begin to expire in 2041, if unutilized. The Company has provided for a full valuation allowance against the deferred tax assets of $82,306 on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

The following table sets forth the significant components of the deferred tax assets and liabilities of the Company as of September 30, 2020 and December 31, 2019:

	September 30, 2020	December 31, 2019
	(Unaudited)	(Audited)
Deferred tax assets:
Net operating loss carryforwards
- United States	$1,955,647	$1,539,912
- Singapore	108,310	51,977
- Vietnam	62,035	15,297
- India	82,306	54,951
Less: valuation allowance	(2,208,298)	(1,662,137)
Deferred tax assets, net	$—	$—

NOTE — 16 PENSION COSTS

The Company is required to make contribution to their employees under a government-mandated defined contribution pension scheme for its eligible full-times employees in all countries operating in the Company. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the nine months ended September 30, 2020 and 2019, $5,199 and $0, respectively, contributions were made accordingly.

NOTE — 17 RELATED PARTY TRANSACTIONS

From time to time, the shareholder and director of the Company advanced funds to the Company for working capital purpose. Those advances are unsecured, non-interest bearing and due on demand.

During the period ended September 30, 2020, the Company issued 3,000 shares of its common stock, at the price of $810,000 for the compensation of director’s remuneration.

During the period ended September 30, 2020, the Company rendered the consultancy service with related parties for the issuance of 571 shares of Series C-1 preferred stock, at the price of $239,820.

HOTTAB Asset Vietnam Co Ltd, a company limited by shares incorporated under the laws of Vietnam on July 25, 2019, is currently wholly-owned by Ngo Cham, an employee of HOTTAB Vietnam Co Ltd. HOTTAB Asset Vietnam Co Ltd manages the Group’s website and apps in Vietnam via a contractual relationship. All profits accrued by HOTTAB Asset Vietnam Co Ltd are paid as management fees to HOTTAB Vietnam Co Ltd . HOTTAB Vietnam Co Ltd has an irrevocable call option to acquire 100% of the equity of HOTTAB Asset Vietnam Co Ltd.

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Apart from the transactions and balances detailed elsewhere in these accompanying condensed consolidated financial statements, the Company has no other significant or material related party transactions during the periods presented.

NOTE — 18 CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a) Major customers

For the nine months ended September 30, 2020 and 2019, the customers who accounted for 10% or more of the Company’s revenues and its outstanding receivable balances at year-end dates, are presented as follows:

	Nine months ended September 30, 2020		September 30, 2020
Customers	Revenues	Percentage of revenues	Accounts receivable
Customer A	$31,604	64%	$—

There was no single customer who exceeded 10% of the Company’s revenue for the nine months ended September 30, 2019.

All customers are located in Vietnam except one located in Indonesia.

(b) Major vendors

For the nine months ended September 30, 2020 and 2019, the vendors who accounts for 10% or more of the Company’s hardware purchases and its outstanding payable balances as at year-end dates, are presented as follows:

	Nine months ended September 30, 2020		September 30, 2020
Vendors	Purchases	Percentage of purchases	Accounts payable
Vendor A	$621	21%	$276

There was no single vendor who exceeded 10% of the Company’s hardwares purchase for the nine months ended September 30, 2019.

All vendors are located in Vietnam.

(c) Credit risk

Financial instruments that are potentially subject to credit risk consist principally of trade receivables. The Company believes the concentration of credit risk in its trade receivables is substantially mitigated by its ongoing credit evaluation process and relatively short collection terms. The Company does not generally require collateral from customers. The Company evaluates the need for an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

F-65

(d) Exchange rate risk

The reporting currency of the Company is US$, to date the majority of the revenues and costs are denominated in VND and a significant portion of the assets and liabilities are denominated in VND. As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and VND. If VND depreciates against US$, the value of VND revenues and assets as expressed in US$ financial statements will decline. The Company does not hold any derivative or other financial instruments that expose to substantial market risk.

(e) Economic and political risks

The Company's operations are conducted in the Republic of Vietnam. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environment in the Vietnam, and by the general state of the Vietnam economy.

The Company's operations in the Vietnam and India are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company's results may be adversely affected by changes in the political and social conditions in the Vietnam and India, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

NOTE — 19 COMMITMENTS AND CONTINGENCIES

As of September 30, 2020, the Company has no material commitments or contingencies.

Right issues under Series C-1 preferred stock

The Company has issued warrant pursuant to the Series C-1 Subscription Agreement. Each redeemable warrant entitles the holder to purchase two (2) common shares at a price of $420 per share. The warrants shall be exercisable on or before December 31, 2020 and June 30, 2021, respectively.

Financing arrangement (due to a shareholder)

In February 2018, the Company entered into MOU with Connect Investment Pte Ltd (Enter Asia) for capital alliance for approximately 27% of shareholdings in the Company. Further, in August 2018, the said MOU was modified and shareholding was revised from 27% to 10% in the Company. However, subsequently in October 2020, it was agreed between both the parties to cease the said MOU with the understanding that there is no current and future obligation with either of them i.e. neither EnterAsia to make investment in the Company nor the Company to issue shares to EnterAsia. Further, the EnterAsia is going to get the shares of the Hottab Holdings Ltd (HHL) for the amount so far invested in the Company and therefore the amount due to EnterAsia is reclassed into the amount due to shareholder “Hottab Holdings Ltd”.

SOSV

In January 2019, the HPL entered into stock purchase agreement and accelerator contract for equity (ACE) with SOSV IV LLC (SOSV) whereby the HPL will issue shares representing 5% of their capital stock for the amounts of $168,000 in three trache (a) SOSV to pay to the HPL $75,000 for integration of Mobile Only Accelerator (MOX) software development kit, (b) SOSV to pay on behalf of the HPL $48,000 upon MOX successful application and setting up subsidiary, and (c) SOSV to pay on behalf of the HPL $45,000 for setting program for services. The Company received first trache of $75,000 only and therafter no other two trache received by the HPL, however, the outcome of the deal did not results success and so later the HPL have not issued any shares to the SOSV, therefore the arrangement amount of $75,000 accounted as loan from SOSV. On February 2, 2021, the Company sent the legal letter to the SOSV initimating that the Company acquired HPL by issuing 156 preferred stock series C to Hottab Holding Limited for the 100% acquisition of HPL. As of September 30, 2020 and December 31, 2019, the Company had a total of $75,000 and $-0- outstanding on this account, respectively.

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Service contracts

The Company carries various service contracts on its vendors for repairs, maintenance and inspections. All contracts are short term and can be cancelled.

Litigation

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company’s business. The Company is not aware of any such legal proceedings that will have, individually or in the aggregate, a material adverse effect on its business, financial condition or operating results.

Two cases are employment actions filed by former employees who seek compensation alleged to be due pursuant to agreements with the Company.  Both of the employees are represented by the same counsel and filed their cases in the Supreme Court of the State of New York, County of New York, in December 2019.

In one of those actions, a former employee claims entitlement to compensation and a bonus totaling $566,000 and 130-195 shares of Company common stock, together with costs.  The Company responded to the complaint and also asserted counterclaims in the proceeding for $1,500,000 to $4,000,000 plus punitive damages, together with interest and costs, arising from, inter alia, the former employee’s breach of contract, unfair competition, misappropriation of trade secrets and breach of fiduciary duty.  The former employee has responded to the Company’s counterclaims and this action is in the discovery phase of the litigation.

In the other employment action, another former employee claims entitlement to salary payments and expense reimbursement in the amount of $122,042.60, plus liquidated damages, together with costs.  This former employee also claims entitlement to 1,721 to 2,536 shares of the Company’s common stock.  In addition, this action also includes claims by a plaintiff-entity alleging entitlement to $8 million in shares of the Company’s Series A Preferred stock.  The Company responded to the complaint and also asserted counterclaims against the former employee in the proceeding for $1,500,000 to $2,000,000 plus punitive damages, together with costs, arising from, inter alia, the former employee’s breach of contract, breach of fiduciary duty, tortious interference and fraud.  The former employee has responded to the Company’s counterclaims and this action is still in the discovery phase of litigation.  The judge assigned to this action has announced her retirement at the end of the year.

The third case also involves one of those former employees; therein, a Company affiliate filed suit in February 2020 seeking enforcement, by way of specific performance, of an agreement which entitles the affiliate to purchase all of the 99 percent of the shares of the plaintiff-entity which alleges entitlement to $8 million in shares of the Company’s Series A Preferred Stock in one of the employment actions described above.  The former employee has responded to the Company’s complaint in this action with a motion to dismiss, which was later withdrawn by same, and then by way of an answer without counterclaims.  The judge assigned to this action has announced his retirement at the end of the calendar year.

The Company is in an AAA arbitration defending allegations of breach of an agreement.  The Demand for Arbitration therein, dated August 25, 2020, asserts that the Petitioner, an LLC, had an agreement with the Company and its CEO granting the Petitioner the right to require the Company to redeem certain common stock in the Company for a cash payment.

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The Demand alleges that the Petitioner submitted a Redemption Notice, as required under the alleged agreement, obligating the Company to redeem the shares.  The Demand alleges that the failure of the Company to redeem the shares and pay Petitioner further obligates the Company to provide additional common stock to the Petitioner.  The amount alleged to be due to the Petitioner as of July 31, 2020 was said to be $590,461.94 and growing daily while the number of additional common stock shares alleged to be due to Petitioner as of July 31, 2020 was said to be 708,542,582 and growing, daily.

The Company has submitted a total and general denial of the allegations of the Demand.  The matter has been assigned to an arbitrator and a Preliminary Hearing and Scheduling Order was issued in or around November 9, 2020.  Dispositive motions are due at the end of January 2021 but otherwise this matter is in the discovery phase with any Final Hearing before the arbitrator tentatively scheduled for mid-September 2021.

As of September 30, 2020, the Company expects no possible loss from these legal proceedings and no provision is accrued accordingly

NOTE — 20 SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued, the Company has evaluated all events or transactions that occurred after September 30, 2020, up through the date the Company issued the unaudited condensed consolidated financial statements.

In December 2020, the Company issued certain numbers of warrants pursuant to the Series C-1 Subscription Agreement. Each redeemable warrant is entitled the holder to purchase one common share at a price of $420 per share. The warrants shall be exercisable on or before December 31, 2020 and June 30, 2021. Subsequently in December 2020, a total of 1,197 warrants are exercised and redeemed to 1,197 commonshares with an aggregated amount of $502,740.

On February 10, 2021, the Company effected a 750 for 1 stock split of the issued and outstanding shares of the Company’s common stock. The number of authorized shares of common stock remained at 95,000,000. An additional result of the stock split was that the stated value, the number of designated shares and outstanding shares of each series of preferred stock was adjusted in accordance to the respective certificate of designations. The number of authorized shares of preferred stock remained at 5,000,000.

During the year 2020, the World Health Organization declared the rapidly growing coronavirus outbreak to be a global pandemic. The COVID-19 pandemic has significantly impacted health and economic conditions throughout Vietnam, Singapore and Southeast Asia. National, regional and local governments took a variety of actions to contain the spread of COVID-19, including office and store closures, quarantining suspected COVID-19 patients, and capacity limitations. These developments have significantly impacted the results of operations, financial condition and cash flows of the Company. The impact included the difficulties of working remotely from home including slow Internet connection, the inability of our accounting and financial officers to collaborate as effectively as they would otherwise have in an office environment and issues arising from mandatory state quarantines.

While it is not possible at this time to estimate with sufficient certainty the impact that COVID-19 could have on the Company’s business, the continued spread of COVID-19 and the measures taken by federal, state, local and foreign governments could disrupt the operation of the Company’s business. The COVID-19 outbreak and mitigation measures have also had and may continue to have an adverse impact on global and domestic economic conditions, which could have an adverse effect on the Company’s business and financial condition, including on its potential to conduct financings on terms acceptable to the Company, if at all. In addition, the Company has taken temporary precautionary measures intended to help minimize the risk of the virus to its employees, including temporarily requiring employees to work remotely, and discouraging employee attendance at in-person work-related meetings, which could negatively affect the Company’s business. These measures are continuing. The extent to which the COVID-19 outbreak impacts the Company’s results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the virus and the actions to contain its impact.

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HOTTAB PTE. LIMITED Consolidated Financial Statements For The Years Ended December 31, 2018 And 2017

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HOTTAB PTE. LIMITED

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INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Shareholders of

HotTab Pte. Limited and subsidiary

We have audited the accompanying consolidated financial statements of HotTab Pte. Limited and subsidiary (collectively, the “Company), which comprises of the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements operations, other comprehensive loss, stockholders’ deficit and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

The Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the accompanying consolidated financial statements, the Company has suffered recurring losses from operations, generated negative cash flows from operating activities, has an accumulated deficit and has stated that substantial doubt exists about Company’s ability to continue as a going concern. Management's evaluation of the events and conditions and management’s plans in regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the consolidated statements of income and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ RBSM LLP

New York, NY

February 11, 2021

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HOTTAB PTE. LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND 2017

(Currency expressed in United States Dollars (“US$”))

	As of December 31,
	2018	2017
ASSETS
Current asset:
Cash and cash equivalents	$5,733	$6,392
Accounts receivable, net	7,096	10,168
Deposits, prepayments and other receivables	13,751	9,742

Total current assets	26,580	26,302

Non-current asset:
Right of use assets	17,123	34,275

	17,123	34,275

TOTAL ASSETS	$43,703	$60,577

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Trade payables	$43,806	$3,752
Contract liabilities	21,595	25,466
Accrued liabilities and other payables	135,061	63,846
Due to a shareholder	738,964	81,390
Due to parties	130,339	12,035
Operating lease liabilities	17,123	34,275

Total current liabilities	1,086,888	220,764

TOTAL LIABILITIES	1,086,888	220,764

Commitments and contingencies

SHAREHOLDERS’ DEFICIT
Ordinary shares, no par value, unlimited shares authorized; 6 shares issued and outstanding	454,956	454,956
Additional paid-in capital	46,359	24,347
Accumulated other comprehensive income (loss)	8,407	(684)
Accumulated deficit	(1,552,907)	(638,806)

Total shareholders’ deficit	(1,043,185)	(160,187)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$43,703	$60,577

See accompanying notes to consolidated financial statements.

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HOTTAB PTE. LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(Currency expressed in United States Dollars (“US$”))

	Years ended December 31,
	2018	2017
Revenue, net	$66,859	$96,088

Cost of revenue	(231,520)	(225,950)

Gross loss	(164,661)	(129,862)

Operating expenses:
Sales and marketing expenses	(27,257)	(9,212)
Software development cost	(241,997)	—
Impairment loss	(12,626)	—
General and administrative expenses	(465,982)	(256,657)
Total operating expenses	(747,862)	(265,869)

Loss from operations	(912,523)	(395,731)

Other income (expense):
Interest income	6	19
Interest expense	(22,429)	(12,488)
Other income	20,846	28,797

Total other (expense) income	(1,577)	16,328

LOSS BEFORE INCOME TAXES	(914,100)	(379,403)

Income tax expense	—	—

NET LOSS	(914,100)	(379,403)

Other comprehensive income (loss):
Foreign currency translation income (loss)	9,090	(99)

COMPREHENSIVE LOSS	$(905,010)	$(379,502)

See accompanying notes to consolidated financial statements.

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HOTTAB PTE. LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(Currency expressed in United States Dollars (“US$”))

	Ordinary stock
	No. of shares	Amount	Additional paid-in capital	Accumulated other comprehensive (loss) income	Accumulated deficits	Total shareholders’ deficit
Balance as of January 1, 2017	1	$1	$11,877	$(585)	$(259,403)	$(248,110)
Proceeds from issue of ordinary shares	5	454,955	—	—	—	454,955
Imputed interest expense			12,470			12,470
Foreign currency translation adjustment	—	—	—	(99)	—	(99)
Net loss for the year	—	—	—	—	(379,403)	(379,403)
Balance as of December 31, 2017	6	$454,956	$24,347	$(684)	$(638,806)	$(160,1187)

Balance as of January 1, 2018	6	$454,956	$24,347	$(684)	$(638,806)	$(160,187)
Imputed interest expense			22,012			22,012
Foreign currency translation adjustment	—	—		9,090	—	9,090
Net loss for the year	—	—		—	(914,100)	(914,100)
Balance as of December 31, 2018	6	$454,956	$46,359	$8,406	$(1,552,906)	$(1,043,185)

See accompanying notes to consolidated financial statements.

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HOTTAB PTE. LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(Currency expressed in United States Dollars (“US$”))

	Years ended December 31,
	2018	2017
Cash flows from operating activities:
Net loss	$(914,100)	$(379,403)
Adjustments to reconcile net loss to net cash used in operating activities
Impairment loss	12,626	—
Written-off accounts receivable	571	—
Written-off inventories	2,152	7,367
Imputed interest expense	22,012	12,470
Change in operating assets and liabilities:
Accounts receivable	2,501	(1,771)
Inventories	(2,152)	(4,594)
Deposits, prepayments and other receivables	(4,009)	(6,402)
Contract liabilities	(3,871)	25,466
Trade payables	40,054	3,655
Accrued liabilities and other payables	71,215	53,764
Advances from related parties	118,304	11,592
Right of use assets and operating lease liabilities	—	(685)

Net cash used in operating activities	(654,697)	(278,541)

Cash flows from investing activities:
Payment to joint venture arrangement	(12,626)	—

Net cash used in investing activities	(12,626)	—

Cash flows from financing activities:
Advances from shareholders	657,574	284,425

Net cash provided by financing activities	657,574	284,425

Effect on exchange rate change on cash and cash equivalents	9,090	(99)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(659)	5,785

CASH AND CASH EQUIVALENT AT BEGINNING OF YEAR	6,392	607

CASH AND CASH EQUIVALENT AT END OF YEAR	$5,733	$6,392

Supplemental disclosure of cash flow information:
Cash paid for interest	$417	$18
Cash paid for income tax	$—	$—

NON-CASH INVESTING AND FINANCING ACTIVITIES ACTIVITIES
Impact of adoption of ASC 842 - lease obligation and ROU asset	$—	$33,649
Reclass from shareholder loan to Equity	$—	$454,955

See accompanying notes to consolidated financial statements.

F-75

NOTE — 1 DESCRIPTION OF BUSINESS AND ORGANIZATION

Hottab Pte. Limited (the “Company”) is incorporated as a private company limited by shares on January 17, 2015 in the Republic of Singapore. The Company through its subsidiary, mainly sells and distributes the hardware and software of POS application in Vietnam.

Description of subsidiary incorporated by the Company

Name	Place and date of incorporation	Principal activities	Particulars of registered/ paid up share Capital	Effective interest held
Hottab Vietnam Co. Ltd	Vietnam. April 17, 2015	Sale of POS hardware and software	VND 1,000,000,000	100%

The Company and its subsidiary are hereinafter referred to as (the “Company”).

On October 29, 2019 with the revised provision dated November 11, 2019, the Company was acquired by Society Pass Incorporated (“SPI”), a company incorporated in Nevada, USA, at the consideration of $1,050,000 consisted of 156 Series C preference shares valued at $900,000 and the cash consideration of $150,000. The value of the $900,000 Series C preference shares issued was determined based on the stated value per share equal to $5,763 of the SPI’s shares at the acquisition date. Also, the SPI shall pay to the Company additional Series C preference shares with an aggregate value of $558,000 (the “Equity Incentive”) in the event the Company able to fulfilled the other terms per their arrangement with in five months from the completion date.

NOTE — 2 GOING CONCERN MATTERS

The accompanying consolidated financial statements have been prepared using the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has working capital deficit and accumulated deficit of $1,060,308 and $1,552,907 at December 31, 2018. The Company incurred net loss of $914,100 and the net cash used in operating activities of $654,697 during the year ended December 31, 2018. These factors raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the date of issuance of this financial statement, without additional debt or equity financing. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders. Management believes the Company is currently pursuing additional financing for its operations. However, there is no assurance that the Company will be successful in securing sufficient funds to sustain the operations.

These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities that may result in the Company not being able to continue as a going concern.

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NOTE — 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

•	Basis of presentation

These accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

•	Use of estimates and assumptions

In preparing these consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and revenues and expenses during the years reported. Actual results may differ from these estimates. If actual results significantly differ from the Company’s estimates, the Company’s financial condition and results of operations could be materially impacted. Significant estimates in years ended December 31, 2018 and 2017 include the allowance for doubtful accounts on accounts and other receivables, assumptions used in assessing right of use assets, imputed interest on due to related parties, and impairment of long-term assets.

•	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

•	Cash and cash equivalents

Cash and cash equivalents are carried at cost and represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less as of the purchase date of such investments. There were no cash equivalents at December 31, 2018 or 2017.

•	Accounts receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest, which are due within contractual payment terms, generally 30 to 90 days from completion of service. Credit is extended based on evaluation of a customer's financial condition, the customer credit-worthiness and their payment history. Accounts receivable outstanding longer than the contractual payment terms are considered past due. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. At the end of fiscal year, the Company specifically evaluates individual customer’s financial condition, credit history, and the current economic conditions to monitor the progress of the collection of accounts receivables. The Company considers the allowance for doubtful accounts for any estimated losses resulting from the inability of its customers to make required payments. For the receivables that are past due or not being paid according to payment terms, the appropriate actions are taken to exhaust all means of collection, including seeking legal resolution in a court of law. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers. As of December 31, 2018 and 2017, the allowance for doubtful accounts amounted to $571 and $0, respectively.

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•	Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined on a first-in-first-out method. Costs include hardware equipment and peripheral costs which are purchased from the Company’s suppliers as merchanized goods. The Company provides inventory allowances based on excess and obsolete inventories determined principally by customer demand. As of December 31, 2018 and 2017, the Company recorded an allowance for obsolete inventories of $2,152 and $7,367, respectively. There were no inventories at December 31, 2018 or 2017.

•	Impairment of long-lived assets

In accordance with the provisions of ASC Topic 360, “Impairment or Disposal of Long-Lived Assets”, all long-lived assets such as plant and equipment held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. There has been no impairment charge for the years presented.

•	Revenue recognition

The Company adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). Under ASU 2014-09, the Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfill its obligations under each of its agreements:

•	identify the contract with a customer;
•	identify the performance obligations in the contract;
•	determine the transaction price;
•	allocate the transaction price to performance obligations in the contract; and
•	recognize revenue as the performance obligation is satisfied.

Hardware Product Revenues — the Company generally is involved with the sale of on-premise appliances and end-point devices. The single performance obligation is to transfer the hardware product (which is to be installed with its licensed software integral to the functionality of the hardware product). The entire transaction price is allocated to the hardware product and is generally recognized as revenue at the time of delivery because the customer obtains control of the product at that point in time. It is concluded that control generally transfers at that point in time because the customer has title to the hardware, physical possession, and a present obligation to pay for the hardware. Payments for hardware contracts are generally due 30 to 90 days after shipment of the hardware product.

The Company records revenues from the sales of third-party products on a “gross” basis pursuant to ASC 606-10 Revenue Recognition – Revenue from Contracts with Customers, when we control the specified good before it is transferred to the end customer and have the risks and rewards as principal in the transaction, such as responsibility for fulfillment, retaining the risk for collection, and establishing the price of the products. If these indicators have not been met, or if indicators of net revenue reporting specified in ASC 606-10 are present in the arrangement, revenue is recognized net of related direct costs.

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Software License Revenues — The Company’s performance obligation includes providing connectivity to software, generally through a monthly subscription, where the Company typically satisfies its performance obligations prior to the submission of invoices to the customer for such services. The Company’s software sale arrangements grant customers the the right to access and use the software products which are to be installed with the relevant hardware for connectivity at the outset of an arrangement, and to be entitled to both technical support and software upgrades and enhancements during the term of the agreement. The term of the subscription period is generally 12 months, with the automatic renewal of another one year, and the subscription license service is billed monthly, quarterly or annually. Sales are generally recorded in the month the service is provided. For clients who are billed on an annual basis, deferred revenue is recorded and amortized over the life of the contract. Payments are generally due 30 to 90 days after delivery of the software licenses.

The Company records its revenues, net of value added taxes (“VAT”). The Company is subject to VAT which is levied on the majority of the hardware products at the rate of 10% on the invoiced value of sales.

Contract assets

In accordance with ASC 606-10-45-3, contract asset is when the Company’s right to payment for goods and services already transferred to a customer if that right to payment is conditional on something other than the passage of time. The Company will recognize a contract asset when it has fulfilled a contract obligation but must perform other obligations before being entitled to payment.

There were no contract assets at December 31, 2018 or 2017.

Contract liabilities

In accordance with ASC 606-10-45-2, a contract liability is Company’s obligation to transfer goods or services to a customer when the customer prepays consideration or when the customer’s consideration is due for goods and services that the Company will yet provide whichever happens earlier.

Contract liabilities represent amounts collected from, or invoiced to, customers in excess of revenues recognized, primarily from the billing of annual subscription agreements. The value of contract liabilities will increase or decrease based on the timing of invoices and recognition of revenue. The Company’s contract liabilities balance was $21,595 and $25,466 as of December 31, 2018 and 2017, respectively.

Contract costs

Under ASC-606, the Company applies the following three steps in order to evaluate the costs to be capitalized as it fulfill following three criteria:

•	Incremental costs directly related to a specific contract;
•	Costs that generate or enhance resources of the company that will be used to satisfy performance of the terms of the contract; and
•	Costs that are expected to be recovered from the customer.

No contract costs are capitalized for the years ended December 31, 2018 and 2017.

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•	Software development costs

In accordance with the relevant FASB accounting guidance regarding the development of software to be sold, leased, or marketed, the Company expenses such costs as they are incurred until technological feasibility has been established, at and after which time these costs are capitalized until the product is available for general release to customers. Once the technological feasibility is established per ASC 985-20, the Company capitalizes costs associated with the acquisition or development of major software for internal and external use in the balance sheet. Costs incurred to enhance the Company’s software products, after general market release of the services using the products, is expensed in the period they are incurred. The Company only capitalizes subsequent additions, modifications or upgrades to internally developed software to the extent that such changes allow the software to perform a task it previously did not perform. The Company also expenses website costs as incurred.

Research and development expenditures in the development of its own software are charged to operations as incurred. Based on the software development process, technological feasibility is established upon completion of a working model, which also requires certification and extensive testing. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release are immaterial. The software development costs was $241,997 and $-0- for the years ended December 31, 2018 and 2017, respectively.

•	Product warranties

The Company’s provision for estimated future warranty costs is based upon historical relationship of warranty claims to sales. Based upon historical sales trends and warranties provided by the Company’s suppliers, the Company has concluded that no warranty liability is required as of December 31, 2018 and 2017. To date, product allowance and returns have been minimal and, based on its experience, the Company believes that returns of its products will continue to be minimal.

•	Shipping and handling costs

No shipping and handling costs are associated with the distribution of the products to the customers which are borne by the Company’s suppliers or distributors.

•	Sales and marketing

Sales and marketing expenses include payroll, employee benefits and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs. Advertising costs are expensed as incurred. Advertising expense was $27,257 and $9,212 for the years ended December 31, 2018 and 2017, respectively.

•	Income tax

The Company adopted the ASC 740 Income Tax provisions of paragraph 740-10-25-13, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements. Under paragraph 740-10-25-13, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. Paragraph 740-10-25-13 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of paragraph 740-10-25-13.

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The estimated future tax effects of temporary differences between the tax basis of assets and liabilities are reported in the accompanying balance sheets, as well as tax credit carry-backs and carry-forwards. The Company periodically reviews the recoverability of deferred tax assets recorded on its balance sheets and provides valuation allowances as management deems necessary.

The Company and its wholly-owned foreign subsidiary, is subject to income taxes in the jurisdictions in which it operates. Significant judgment is required in determining the provision for income tax. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the carrying amounts, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

•	Uncertain tax positions

The Company did not take any uncertain tax positions and had no adjustments to its income tax liabilities or benefits pursuant to the ASC 740 provisions of Section 740-10-25 for the years ended December 31, 2018 and 2017.

•	Foreign currencies translation and transactions

The reporting currency of the Company (Signapore entity) is United States Dollar ("US$") and the accompanying consolidated financial statements have been expressed in US$. In addition, the Company’s subsidiary is operating in the Republic of Vietnam and maintains its books and record in its local currency, Vietnam Dong (“VND”), which is a functional currency as being the primary currency of the economic environment in which their operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Shareholders’ equity is translated using the historical rates. Revenues and expenses are translated at average rates prevailing during the year. The gains and losses resulting from translation of financial statements of foreign subsidiary are recorded as a separate component of accumulated other comprehensive income within the statements of changes in shareholder’s equity.

Translation of amounts from VND into US$ has been made at the following exchange rates for the years ended December 31, 2018 and 2017:

	December 31, 2018	December 31, 2017
Year-end VND$:US$ exchange rate	$0.000043	$0.000044
Annual average VND$:US$ exchange rate	$0.000043	$0.000044

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

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•	Comprehensive income

ASC Topic 220, “Comprehensive Income”, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying consolidated statements of changes in shareholders’ equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

•	Leases

The Company adopted Topic 842, Leases (“ASC 842”), using the modified retrospective approach through a cumulative-effect adjustment and utilizing the effective date of January 1, 2017 as its date of initial application.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in our consolidated balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in our consolidated balance sheets.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

In accordance with the guidance in ASC 842, components of a lease should be split into three categories: lease components (e.g. land, building, etc.), non-lease components (e.g. common area maintenance, consumables, etc.), and non-components (e.g. property taxes, insurance, etc.). Subsequently, the fixed and in-substance fixed contract consideration (including any related to non-components) must be allocated based on the respective relative fair values to the lease components and non-lease components.

As of December 31, 2018 and 2017, the Company recorded the right of use asset of $17,123 and $34,275, respectively.

•	Related parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

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The consolidated financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

•	Commitments and contingencies

The Company follows the ASC 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

•	Fair value of financial instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and has adopted paragraph 820-10-35-37 of the FASB Accounting Standards Codification (“Paragraph 820-10-35-37”) to measure the fair value of its financial instruments. Paragraph 820-10-35-37 of the FASB Accounting Standards Codification establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, paragraph 820-10-35-37 of the FASB Accounting Standards Codification establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by paragraph 820-10-35-37 of the FASB Accounting Standards Codification are described below:

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Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3	Pricing inputs that are generally observable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amounts of the Company’s financial assets and liabilities, such as cash and cash equivalents, accounts receivable, deposits, prepayments and other receivables, contract liabilities, accrued liabilities and other payables, amounts due to related parties and operating lease liabilities, approximate their fair values because of the short maturity of these instruments.

•	Cost of goods sold

Cost of good sold consists of the cost of hardware, software and payroll, which are directly attributable to the sales of products.

Cost of sales consisted of the following:

	Years ended December 31,
	2018	2017
Hardware cost	$16,889	$29,695
Software cost	53,300	21,330
Payroll cost	161,331	174,925
	$231,520	$225,950

•	Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

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Accounting Standards Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (“ASU 2016-02”) in order to increase transparency and comparability among organizations by recognizing right-of-use assets and lease liabilities on the balance sheet for those leases classified as operating leases under previous generally accepted accounting principles. ASU 2016-02 requires a lessee to recognize a lease liability for future lease payments and a right-of-use asset representing the right to use the underlying asset for the lease term on the balance sheet for most lease arrangements. The new standard also changes many key definitions, including the definition of a lease. The new standard includes a short-term lease exception for leases with a term of 12 months or less, as part of which a lessee can make an accounting policy election not to recognize right-of-use assets and lease liabilities. Lessees will continue to differentiate between finance leases (previously referred to as capital leases) and operating leases using classification criteria that are substantially similar to the previous guidance in ASC 840.

ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 (including interim periods within those periods) and early adoption is permitted. In August 2018, the FASB issued ASU 2018-11, Leases, Targeted Improvements, which provides a new transition option in which an entity initially applies ASU 2016-02 at the adoption date and recognizes a cumulative-effect adjustment in the period of adoption. Prior period comparative balances will not be adjusted. The Company used the new transition option and was also utilizing the package of practical expedients that allows it to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases, and (3) initial direct costs for any existing leases. We also used the short-term lease exception for leases with a term of 12 months or less. Additionally, the Company used the practical expedient that allowed each separate lease component of a contract and the associated non-lease components to be treated as a single lease component. The exercise of lease renewal options is at our discretion and the renewal to extend the lease terms are not included in the Company’s Right-Of-Use assets and lease liabilities as they are not reasonably certain of exercise. The Company will evaluate the renewal options and when they are reasonably certain of exercise, the Company will include the renewal period in its lease term. As of the January 1, 2017, effective date the Company identified one operating lease arrangement in which it is a lessee.

In calculating the present value of the lease payments, the Company applied and determined the appropriate discount rate based on the remaining lease terms at the date of adoption. As there is one lease agreements, the Company did not have insight into the relevant information that would be required to arrive at the rate implicit in the lease. Therefore, the Company utilized its outstanding borrowings as a benchmark to determine the incremental borrowing rate for its leases. The benchmark rate was adjusted to arrive at an appropriate discount rate for each lease.

In June 2018, the FASB issued ASU No. 2018-07, Compensation-Stock Compensation: Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”), which expands the scope of Compensation – Stock Compensation (“Topic 718”) to include share-based payment transactions for acquiring goods and services from nonemployees. This amendment applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The Company does not expect this standard to have a material impact on its financial statements.

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Accounting Standards Issued, Not Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). This ASU requires measurement and recognition of expected credit losses for financial assets. ASU 2016-13 also requires new disclosures for financial assets measured at amortized cost, loans and available-for-sale debt securities. ASU 2016-13 is effective for the Company beginning January 1, 2023. Entities will apply the standard's provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company is currently evaluating the potential effect of this standard on its financial statements. The Company does not expect this standard to have a material impact on its financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (“ASU 2018-13”), which eliminates, adds and modifies certain disclosure requirements for fair value measurements. The amendment is effective for interim and annual reporting periods beginning after December 15, 2019. The Company is currently assessing the impact this will have on the financial statements.

In November 2018, the FASB issued ASU No. 2018-18, Collaborative Arrangements (“ASU 2018-18”), which clarifies the interaction between ASC 808, Collaborative Arrangements and ASC 606, Revenue from Contracts with Customers. Certain transactions between participants in a collaborative arrangement should be accounted for under ASC 606 when the counterparty is a customer. In addition, ASU 2018-18 precludes an entity from presenting consideration from a transaction in a collaborative arrangement as revenue if the counterparty is not a customer for that transaction. ASU 2018-18 should be applied retrospectively to the date of initial application of ASC 606. This guidance is effective for interim and fiscal periods beginning after December 15, 2019. The Company is currently assessing the impact this will have on the financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes: Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The standard is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2020, with early adoption permitted. Adoption of the standard requires certain changes to be made prospectively, with some changes to be made retrospectively. The Company does not expect the adoption of this standard to have a material impact on its financial position, results of operations or cash flows.

NOTE — 4 BUSINESS COOPERATIONS

Joint venture in HotFarm project

In April 2018, the Company entered into business cooperation agreement with Hachi Vietnam High Technology Joint Stock Company to jointly develop and build a high-tech hydroponic farm with an area of 500 square metre at Vietnam National University of Agriculture in a term of 1 year, to be extended with the consent by both parties. The Company made total contribution of $12,626 i.e. 70% sharing to this project during the year ended December 31, 2018. Under this project, the Company is obligated to solicit the customers and develop the supply-chain channel to sell the products from the farm, including packaging, storage and logistic service to the customers.

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In April 2019, due to significant doubt about the success of the project, the Company considered that the project cannot be recovered and the value of its investment in HotFarm was fully impaired.

At December 31, 2018, the Company determined an impairment loss of $12,626 to write down the carrying value of this investment project, also the Company not anticipating any liability on the closure of this project.

Marketing collaboration with HotTable

During the year ended December 31, 2018, the Company anticipated to set up its own marketing team and to operate an online social media for business development of advertising and event management services. The Project cost consisted of inhouse payroll capitalized, other marketing services utilized with the adjusted trial sales proceeds generated from this project. However, the Company discontinued and ceased this business development project. Accordingly, the Company charged the loss of $22,708 as marketing expense for the year ended December 31, 2018, also the Company not anticipating any liability on the closure of this project.

NOTE — 5 REVENUE

Revenue consisted of the following deliverables from third parties:

	Years ended December 31,
	2018	2017
Hardware sales	$19,511	$27,504
Software sales	47,348	68,584
	$66,859	$96,088

In accordance with ASC 280, Segment Reporting (“ASC 280”), we have one reportable geographic segments: Software License Revenues. Sales are based on the countries in which the customer is located. Summarized financial information concerning our geographic segments is shown in the following tables:

	Year ended December 31,
	2018	2017
Revenue, net:
Indonesia	$33,615	$31,825
Vietnam	33,244	64,263
	$66,859	$96,088

Contract liabilities recognised was related to software sales only and the following is reconciliation for the years:

	Years ended December 31,
	2018	2017

Contract liabilities, brought forward	$25,466	$—
Add: recognised as deffered revenue	43,477	94,050
Less: recognised as current year revenue	(47,348)	(68,584)
Contract liabilities, carried forward	$21,595	$25,466

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NOTE — 6 AMOUNT DUE TO A SHAREHOLDER

In February 2018, the Company entered into MOU with Connect Investment Pte Ltd (Enter Asia) for capital alliance for approximately 27% of shareholdings in the Company. Further, in August 2018, the said MOU was modified and shareholding was revised from 27% to 10% in the Company. However, subsequently in October 2020, it was agreed between both the parties to cease the said MOU with the understanding that there is no current and future obligation with either of them i.e. neither EnterAsia to make investment in the Company nor the Company to issue shares to EnterAsia. Further, the EnterAsia is going to get the shares of the Hottab Holdings Ltd (HHL) for the amount so far invested in the Company and therefore the amount due to EnterAsia is reclassed into the amount due to shareholder “Hottab Holdings Ltd”.

This amounts represented temporary advances to the Company by shareholder, which were unsecured, interest-free and had no fixed terms of repayments. The Company’s due to a shareholder balance was $738,964 and $81,390 as of December 31, 2018 and 2017, respectively. Imputed interest is charged at 4.5% per annum, which was amounted to $22,012 and $12,470 for the years ended December 31, 2018 and 2017, respectively.

NOTE — 7 AMOUNTS DUE TO PARTIES

Amounts due to parties consisted of the following:

	As of December 31,
	2018	2017
Amounts due to related parties	$11,040	$12,035
Amounts due to third parties	119,299	—
	$130,339	$12,035

The amounts represented temporary advances to the Company by related parties (few officers) and third party as well, which were unsecured, interest-free and had no fixed terms of repayments. The Company’s due to related parties balance was $130,339 and $12,035 as of December 31, 2018 and 2017, respectively.

NOTE — 8 TRADE PAYABLES AND ACCRUED LIABILITIES

Trade payable consisted of the following:

	As of December 31,
	2018	2017
Trade payable- related parties (a)	$7,984	$779
Trade payable- others	35,822	2,973
	$43,806	$3,752

(a)	This includes the expenses incurred or paid by the Company officer on behalf of the Company and those were claimed and unpaid as of year end.

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Accrued liabilities and other Payable consisted of the following:

	As of December 31,
	2018	2017
Wages payable	$100,558	$43,916
Other accrual- related party	193	419
Accrued payroll taxes	17,428	4,440
Accrued vat expenses	9,220	8,500
Accrued taxes	7,662	6,571
	$135,061	$63,846

NOTE — 9 LEASES

The Company entered into operating leases primarily for office premises. Lease terms generally 2 years. The Company adopted Topic 842, using the modified-retrospective approach as discussed in Note 3, and as a result, recognized a right-of-use asset and a lease liability. The Company uses a 4.5% rate to determine the present value of the lease payments. The remaining life of the lease was one year.

The Company excludes short-term leases (those with lease terms of less than one year at inception) from the measurement of lease liabilities or right-of-use assets.

As of December 31, 2018, right-of-use assets were $17,123 and lease liabilities were $17,123. During the year ended December 31, 2018, the Company did not enter into any new lease arrangements, and did not have any arrangements that had not yet commenced.

For the years ended 2018 and 2017, the Company charged to operations lease expenses of $15,949 and $4,244, respectively.

The maturity of the Company’s lease obligations is presented below:

Year Ended December 31,	Operating lease amount

2019	$17,543
2020	—

Total	17,543
Less: interest	(420)
Present value of lease liabilities – current liability	$17,123

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NOTE — 10 INCOME TAXES

For the years ended December 31, 2018 and 2017, the local (“Singapore”) and foreign components of loss before income taxes were comprised of the following:

	Years ended December 31,
	2018	2017
Tax jurisdiction from:
- Local	$(40,294)	$(16,314)
- Foreign	(873,806)	(363,089)
Loss before income taxes	$(914,100)	$(379,403)

The provision for income taxes consisted of the following:

Years ended December 31,
	2018	2017
Current:
- Singapore	$—	$—
- Vientam	—	—

Deferred:
- Singapore	—	—
- Vientam	—	—
Income tax expense	$—	$—

The effective tax rate in the years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company operates in various countries: Singapore and Vietnam that are subject to taxes in the jurisdictions in which they operate, as follows:

Singapore

The Company is registered in the Republic of Singapore and is subject to the tax laws of Singapore.

As of December 31, 2018, the operation in the Singapore incurred $147,328 of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss carryforwards has no expiration. The Company has provided for a full valuation allowance against the deferred tax assets of $23,572 on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

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Vietnam

The Company’s subsidiary operating in Vietnam are subject to the Vietnam Income Tax at a standard income tax rate of 20% during its tax year. The reconciliation of income tax rate to the effective income tax rate for the years ended December 31, 2018 and 2017 is as follows:

	Years ended December 31,
	2018	2017
Loss before income taxes	$(873,806)	$(363,089)
Statutory income tax rate	20%	20%
Income tax expense at statutory rate	(174,761)	(72,618)
Tax effect of allowance	174,761	72,618
Income tax expense	$—	$—

As of December 31, 2018, the operation in the Vietnam incurred $1,405,578 of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss carryforwards begin to expire in 2021, if unutilized. The Company has provided for a full valuation allowance against the deferred tax assets of $281,116 on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

The following table sets forth the significant components of the deferred tax assets and liabilities of the Company as of December 31, 2018 and 2017:

	As of December 31,
	2018	2017
Deferred tax assets:
Net operating loss carryforwards	$—	$—
- Singapore	23,572	17,125
- Vietnam	281,116	106,354
Less: valuation allowance	(304,688)	(123,479)
Deferred tax assets, net	$—	$—

NOTE — 11 SHAREHOLDERS’ DEFICIT

Authorized stock

The Company has no authorized share and no par value per share.

Ordinary stock outstanding

From January 1, 2016 until December 27, 2016, one director of the Company owned one share outstanding, making him the sole owner during that period. On December 27, 2016, he sold this one share to Hottab Holdings Limited (HHL), making the Company a wholly owned subsidiary of HHL, and making HHL an affiliated company.

For the year ended December 31, 2017, the Company issued to HHL 5 shares of its common stock at $90,991 per share for total proceeds of $454,955.

As of December 31, 2018 and 2017, the Company had a total of 6 and 6 shares of its ordinary stock issued and outstanding, respectively.

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NOTE — 12 PENSION COSTS

The Company is required to make contribution to their employees under a government-mandated defined contribution pension scheme for its eligible full-times employees in Singapore and Vietnam. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the years ended December 31, 2018 and 2017, $15,221 and $1,072, respectively contributions were made accordingly.

NOTE — 13 RELATED PARTY TRANSACTIONS

From time to time, the shareholder and director of the Company advanced funds to the Company for working capital purpose. Those advances are unsecured, non-interest bearing and due on demand.

During the years ended December 31, 2018 and 2017, certain expenses incurred by the Company, including personnel expenses and some overhead expenses, were paid to legal entities controlled by the Principals. The amount of such expenses totaled $4,987 and $0 in the years ended December 31, 2018 and 2017, respectively.

The Company paid to the directors, the total salaries of $31,832 and $19,712 during the years ended December 31, 2018 and 2017, respectively.

The Company paid for the use of staff quarters to the director in a monthly rate of $516 and $352 during the years ended December 31, 2018 and 2017, respectively.

Apart from the transactions and balances detailed elsewhere in these accompanying consolidated financial statements, the Company has no other significant or material related party transactions during the years presented.

NOTE — 14 CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a) Major customers

For the years ended December 31, 2018 and 2017, the customers who accounted for 10% or more of the Company’s revenues and its outstanding receivable balances at year-end dates, are presented as follows:

	Year ended December 31, 2018		December 31, 2018
Customers	Revenues	Percentage of revenues	Accounts receivable
Customer A	$43,859	52%	$—
Customer B	—	—	—
Total:	$43,859	52%	$—

	Year ended December 31, 2017		December 31, 2017
	Revenues	Percentage of revenues	Accounts receivable
Customer A	$31,832	26%	$—
Customer B	46,936	38%	—
Total:	$78,768	64%	$—

All customers are located in Vietnam except one significant customer in Indonesia.

(b) Major vendors

For the years ended December 31, 2018 and 2017, the vendors who accounts for 10% or more of the Company’s hardware purchases and its outstanding payable balances as at year-end dates, are presented as follows:

	Year ended December 31, 2018		December 31, 2018
Vendors	Purchases	Percentage of purchases	Accounts payable

Vendor A	$33,698	48%	$14,356
Vendor B	10,733	15%	—
Vendor C	8,016	12%	2,399
Total:	$52,446	75%	$16,755

	Year ended December 31, 2017		December 31, 2017
	Purchases	Percentage of purchases	Accounts payable

Vendor A	$5,567	11%	$799
Vendor B	5,863	11%	—
Vendor C	5,510	11%	—
Total:	$16,939	33%	$799

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All vendors are located in Vietnam.

(c) Credit risk

Financial instruments that are potentially subject to credit risk consist principally of trade receivables. The Company believes the concentration of credit risk in its trade receivables is substantially mitigated by its ongoing credit evaluation process and relatively short collection terms. The Company does not generally require collateral from customers. The Company evaluates the need for an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

(d) Exchange rate risk

The reporting currency of the Company is US$, to date the majority of the revenues and costs are denominated in VND and a significant portion of the assets and liabilities are denominated in VND. As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and VND. If VND depreciates against US$, the value of VND revenues and assets as expressed in US$ financial statements will decline. The Company does not hold any derivative or other financial instruments that expose to substantial market risk.

(e) Economic and political risks

The Company's operations are conducted in the Republic of Vietnam. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environment in the Vietnam, and by the general state of the Vietnam economy.

The Company's operations in the Vietnam are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company's results may be adversely affected by changes in the political and social conditions in the Vietnam, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

NOTE — 15 COMMITMENTS AND CONTINGENCIES

As of December 31, 2018 and 2017, the Company has no material commitments or contingencies.

Financing arrangement (due to a shareholder)

In February 2018, the Company entered into MOU with Connect Investment Pte Ltd (Enter Asia) for capital alliance for approximately 27% of shareholdings in the Company. Further, in August 2018, the said MOU was modified and shareholding was revised from 27% to 10% in the Company. However, subsequently in October 2020, it was agreed between both the parties to cease the said MOU with the understanding that there is no current and future obligation with either of them i.e. neither EnterAsia to make investment in the Company nor the Company to issue shares to EnterAsia. Further, the EnterAsia is going to get the shares of the Hottab Holdings Ltd (HHL) for the amount so far invested in the Company and therefore the amount due to EnterAsia is reclassed into the amount due to shareholder “Hottab Holdings Ltd”.

Customer contracts

During the year 2017, the Company entered into the exclusive, non assignable right and liense to use the software as a Point-of-Sale System (POS) with Customer A for the aggregating value of $41,040 per year and can be renew each year. Also additionally this agreement was sub contracted to Customer B for the aggregating value of $53,750 as one time implementation fee for the system rollout . During the year ended December 31 2018 and 2017, from this arrangement, the Company recognized the revenue of $78,763 and $43,859, respectively.

F-93

Service contracts

The Company carries various service contracts on its vendors for repairs, maintenance and inspections. All contracts are short term and can be cancelled.

Leases

As of December 31, 2018, the Company’s lease liability of $17,123 will be matured in the next twelve months.

Litigation

From time to time, we may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are not aware of any such legal proceedings that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or operating results.

NOTE — 16- SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued, the Company has evaluated all events or transactions that occurred after December 31, 2018, up through the date the Company issued the audited consolidated financial statements.

Subsequently, on November 11, 2019, the Company was acquired by Society Pass Incorporated (SPI), a company incorporated in Nevada, USA, at the consideration of $1,050,000 consisted of Series C preference shares valued at $900,000 and the cash consideration of $150,000. The value of the $900,000 Series C preference shares issued was determined based on the stated value per share equal to $8,660 of the SPI’s shares at the acquisition date. Also, the SPI shall pay to the Company additional Series C preference shares with an aggregate value of $558,000 (the “Equity Incentive”) in the event the Company able to fulfilled the other terms per their arrangement with in five months from the completion date.

During the year 2020, the World Health Organization declared the rapidly growing coronavirus outbreak to be a global pandemic. The COVID-19 pandemic has significantly impacted health and economic conditions throughout Vietnam, Singapore and Southeast Asia. National, regional and local governments took a variety of actions to contain the spread of COVID-19, including office and store closures, quarantining suspected COVID-19 patients, and capacity limitations. These developments have significantly impacted our results of operations, financial condition and cash flows. The impact included the difficulties of working remotely from home including slow Internet connection, the inability of our accounting and financial officers to collaborate as effectively as they would otherwise have in an office environment and issues arising from mandatory state quarantines.

While it is not possible at this time to estimate with sufficient certainty the impact that COVID-19 could have on the Company’s business, the continued spread of COVID-19 and the measures taken by federal, state, local and foreign governments could disrupt the operation of the Company’s business. The COVID-19 outbreak and mitigation measures have also had and may continue to have an adverse impact on global and domestic economic conditions, which could have an adverse effect on the Company’s business and financial condition, including on its potential to conduct financings on terms acceptable to the Company, if at all. In addition, the Company has taken temporary precautionary measures intended to help minimize the risk of the virus to its employees, including temporarily requiring employees to work remotely, and discouraging employee attendance at in-person work-related meetings, which could negatively affect the Company’s business. These measures are continuing. The extent to which the COVID-19 outbreak impacts the Company’s results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the virus and the actions to contain its impact.

F-94

HOTTAB PTE. LIMITED Condensed Consolidated Financial Statements For The Nine Months Ended September 30, 2019 And 2018 (Unaudited)

F-95

HOTTAB PTE. LIMITED

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page
Condensed Consolidated Balance Sheets as of September 30, 2019 (unaudited) and December 31, 2018	F-97
Unaudited Condensed Consolidated Statements of Operations and Other Comprehensive Loss for the Nine Months ended September 30, 2019 and 2018	F-98
Unaudited Condensed Consolidated Statements of Shareholders’ Deficit for the Nine Months ended September 30, 2019 and 2018	F-99
Unaudited Condensed Consolidated Statements of Cash Flows for the Nine Months ended September 30, 2019 and 2018	F-100
Notes to Unaudited Condensed Consolidated Financial Statements	F-101 – F-119

F-96

HOTTAB PTE. LIMITED

CONSOLIDATED CONDENSED BALANCE SHEETS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

(Currency expressed in United States Dollars (“US$”))

	September 30, 2019	December 31, 2018
	(Unaudited)
ASSETS
Current asset:
Cash and cash equivalents	$593	$5,733
Accounts receivable, net	6,338	7,096
Deposits, prepayments and other receivables	8,459	13,751

Total current assets	15,390	26,580

Non-current asset:
Right of use assets	4,353	17,123

	4,353	17,123

TOTAL ASSETS	$19,743	$43,703

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Trade payables	$39,058	$43,806
Contract liabilities	27,702	21,595
Accrued liabilities and other payables	58,462	135,061
Due to a shareholder	738,964	738,964
Due to parties	341,940	130,339
Operating lease liabilities	4,353	17,123

Total current liabilities	1,210,479	1,086,888

TOTAL LIABILITIES	1,210,479	1,086,888

Commitments and contingencies

SHAREHOLDERS’ DEFICIT
Ordinary shares, no par value, unlimited shares authorized; 6 shares issued and outstanding	454,956	454,956
Additional paid-in capital	74,415	46,359
Accumulated other comprehensive income	119	8,407
Accumulated deficit	(1,720,226)	(1,552,907)

Total shareholders’ deficit	(1,190,736)	(1,043,185)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$19,743	$43,703

See accompanying notes to unaudited condensed consolidated financial statements.

F-97

HOTTAB PTE. LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018

(Currency expressed in United States Dollars (“US$”))

(Unaudited)

	Nine Months ended September 30,
	2019	2018
Revenue, net	$53,481	$58,977

Cost of revenue	(71,488)	(232,389)

Gross loss	(18,007)	(173,412)

Operating expenses:
Sales and marketing expenses	(333)	(26,524)
Software development cost	(38,980)	(123,506)
Impairment loss	—	(12,626)
General and administrative expenses	(90,819)	(401,239)
Total operating expenses	(130,132)	(563,895)

Loss from operations	(148,139)	(737,307)

Other income (expense):
Interest income	1	5
Interest expense	(28,166)	(14,033)
Other income	8,984	14,061

Total other (expense) income	(19,181)	33

LOSS BEFORE INCOME TAXES	(167,320)	(737,274)

Income tax expense	—	—

NET LOSS	(167,320)	(737,274)

Other comprehensive income (loss):
Foreign currency translation (loss) income	(8,287)	31,161

COMPREHENSIVE LOSS	$(175,607)	$(706,113)

See accompanying notes to unaudited condensed consolidated financial statements.

F-98

HOTTAB PTE. LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S DEFICIT

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018

(Currency expressed in United States Dollars (“US$”))

(Unaudited)

	Ordinary stock
	No. of shares	Amount	Additional paid-in capital	Accumulated other comprehensive (loss) income	Accumulated deficit	Total shareholders’ deficit
Balance as of January 1, 2018	6	$454,956	$24,347	$(684)	$(638,806)	$(160,187)
Imputed interest expense	—	—	13,638	—	—	13,638
Foreign currency translation adjustment	—	—	—	31,161	—	31,161
Net loss for the period	—	—	—	—	(737,274)	(737,274)
Balance as of September 30, 2018	6	$454,956	$37,985	$30,477	$(1,376,080)	$(852,662)

Balance as of January 1, 2019	6	$454,956	$46,359	$8,406	$(1,552,906)	$(1,043,185)
Imputed interest expense	—	—	28,056	—	—	28,056
Foreign currency translation adjustment	—	—	—	(8,287)	—	(8,287)
Net loss for the period	—	—	—	—	(167,320)	(167,320)
Balance as of September 30, 2019	6	$454,956	$74,415	$119	$(1,720,226)	$(1,190,736)

See accompanying notes to unaudited condensed consolidated financial statements.

F-99

HOTTAB PTE. LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018

(Currency expressed in United States Dollars (“US$”))

(Unaudited)

	Nine Months ended September 30,
	2019	2018
Cash flows from operating activities:
Net loss	$(167,320)	$(737,274)
Adjustments to reconcile net loss to net cash used in operating activities
Impairment loss	—	12,626
Written-off inventories	—	30
Imputed interest expense	28,056	13,638
Change in operating assets and liabilities:
Accounts receivable	758	1,325
Deposits, prepayments and other receivables	5,292	(6,907)
Contract liabilities	6,107	295
Trade payables	(4,748)	8,541
Accrued liabilities and other payables	(76,599)	30,967
Advances from related parties & other	136,601	5,486

Net cash used in operating activities	(71,853)	(671,273)

Cash flows from investing activities:
Payment to joint venture arrangement	—	(12,626)

Net cash used in investing activities	—	(12,626)

Cash flows from financing activities:
Advances from shareholders	—	655,392
Loan from third party	75,000	—

Net cash provided by financing activities	75,000	655,392

Effect on exchange rate change on cash and cash equivalents	(8,287)	31,131

NET CHANGE IN CASH AND CASH EQUIVALENTS	(5,140)	2,624

CASH AND CASH EQUIVALENT AT BEGINNING OF PERIOD	5,733	6,392

CASH AND CASH EQUIVALENT AT END OF PERIOD	$593	$9,016

Supplemental disclosure of cash flow information:
Cash paid for interest	$110	$395
Cash paid for income tax	$—	$—

Supplemental disclosure of non-cash investing and financing activities	$—	$—

See accompanying notes to unaudited condensed consolidated financial statements.

F-100

NOTE — 1 DESCRIPTION OF BUSINESS AND ORGANIZATION

Hottab Pte. Limited (the “Company”) is incorporated as a private company limited by shares on January 17, 2015 in the Republic of Singapore. The Company through its subsidiaries, mainly sells and distributes the hardware and software of POS application in Vietnam.

Description of subsidiaries incorporated by the Company

Name	Place and date of incorporation	Principal activities	Particulars of registered/ paid up share capital	Effective interest held
Hottab Vietnam Co. Ltd	Vietnam. April 17, 2015	Sale of POS hardware and software	VND 1,000,000,000	100%
Hottab Vietnam Asset Company Limited	Vietnam. July 25, 2019	Sale of POS hardware and software	VND 5,000,000,000	100%

The Company and its subsidiaries are hereinafter referred to as (the “Company”).

On October 29, 2019 with the revised provision dated November 11, 2019, the Company was acquired by Society Pass Incorporated (“SPI”), a company incorporated in Nevada, USA, at the consideration of $1,050,000 consisted of 156 shares of Series C preference shares valued at $900,000 and the cash consideration of $150,000. The value of the $900,000 Series C preference shares issued was determined based on the stated value per share equal to $5,763 of the SPI’s shares at the acquisition date. Also, the SPI shall pay to the Company additional Series C preference shares with an aggregate value of $558,000 (the “Equity Incentive”) in the event the Company able to fulfilled the other terms per their arrangement with in five months from the completion date.

NOTE — 2 GOING CONCERN MATTERS

The accompanying unaudited condensed consolidated financial statements have been prepared using the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has working capital deficit and accumulated deficit of $1,720,226 and $1,195,089, respectively, at September 30, 2019. The Company incurred net loss of $167,320 and the net cash used in operating activities of $71,853 during the nine months ended September 30, 2019. These factors raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the date of issuance of this unaudited condensed consolidated financial statement, without additional debt or equity financing. The continuation of the Company as a going is dependent upon the continued financial support from its shareholders. Management believes the Company is currently pursuing additional financing for its operations. However, there is no assurance that the Company will be successful in securing sufficient funds to sustain the operations.

These unaudited condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities that may result in the Company not being able to continue as a going concern.

F-101

NOTE — 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying condensed consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying condensed consolidated financial statements and notes.

•	Basis of presentation

These accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

•	Use of estimates and assumptions

In preparing these condensed consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and revenues and expenses during the periods reported. Actual results may differ from these estimates. If actual results significantly differ from the Company’s estimates, the Company’s financial condition and results of operations could be materially impacted. Significant estimates in periods ended September 30, 2019 and 2018 include the allowance for doubtful accounts on accounts and other receivables, assumptions used in assessing right of use assets, imputed interest on due to related parties, and impairment of long-term assets.

•	Basis of consolidation

The condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

•	Cash and cash equivalents

Cash and cash equivalents are carried at cost and represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less as of the purchase date of such investments. There were no cash equivalents at September 30, 2019 or December 31, 2018.

•	Accounts receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest, which are due within contractual payment terms, generally 30 to 90 days from completion of service. Credit is extended based on evaluation of a customer's financial condition, the customer credit-worthiness and their payment history. Accounts receivable outstanding longer than the contractual payment terms are considered past due. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. At the end of fiscal year, the Company specifically evaluates individual customer’s financial condition, credit history, and the current economic conditions to monitor the progress of the collection of accounts receivables. The Company considers the allowance for doubtful accounts for any estimated losses resulting from the inability of its customers to make required payments. For the receivables that are past due or not being paid according to payment terms, the appropriate actions are taken to exhaust all means of collection, including seeking legal resolution in a court of law. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers. As of September 30, 2019 and December 31, 2018, the allowance for doubtful accounts amounted to $0 and $571, respectively.

F-102

•	Inventories

Inventories are stated at the lower of cost or net realizable value, cost being determined on a first-in-first-out method. Costs include hardware equipment and peripheral costs which are purchased from the Company’s suppliers as merchanized goods. The Company provides inventory allowances based on excess and obsolete inventories determined principally by customer demand. As of September 30, 2019 and December 31, 2018, the Company recorded an allowance for obsolete inventories of $0 and $0, respectively. There were no inventories at September 30, 2019 or December 31, 2018.

•	Impairment of long-lived assets

In accordance with the provisions of ASC Topic 360, “Impairment or Disposal of Long-Lived Assets”, all long-lived assets such as plant and equipment held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. During the period ended September 30, 2019 and 2018, the Company recorded an impairment loss of $0 and $12,626, respectively.

•	Revenue recognition

The Company adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). Under ASU 2014-09, the Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfils its obligations under each of its agreements:

•	identify the contract with a customer;
•	identify the performance obligations in the contract;
•	determine the transaction price;
•	allocate the transaction price to performance obligations in the contract; and
•	recognize revenue as the performance obligation is satisfied.

Hardware Product Revenues — the Company generally is involved with the sale of on-premise appliances and end-point devices. The single performance obligation is to transfer the hardware product (which is to be installed with its licensed software integral to the functionality of the hardware product). The entire transaction price is allocated to the hardware product and is generally recognized as revenue at the time of delivery because the customer obtains control of the product at that point in time. It is concluded that control generally transfers at that point in time because the customer has title to the hardware, physical possession, and a present obligation to pay for the hardware. Payments for hardware contracts are generally due 30 to 90 days after shipment of the hardware product.

F-103

The Company records revenues from the sales of third-party products on a “gross” basis pursuant to ASC 606-10 Revenue Recognition – Revenue from Contracts with Customers, when we control the specified good before it is transferred to the end customer and have the risks and rewards as principal in the transaction, such as responsibility for fulfillment, retaining the risk for collection, and establishing the price of the products. If these indicators have not been met, or if indicators of net revenue reporting specified in ASC 606-10 are present in the arrangement, revenue is recognized net of related direct costs.

Software License Revenues — The Company’s performance obligation includes providing connectivity to software, generally through a monthly subscription, where the Company typically satisfies its performance obligations prior to the submission of invoices to the customer for such services. The Company’s license arrangements grant customers the the right to access and use the licensed software products which are to be installed with the relevant hardware for connectivity at the outset of an arrangement, and to be entitled to both technical support and software upgrades and enhancements during the term of the agreement. The term of the subscription period is generally 12 months, with the automatic renewal of another one year, and the subscription license service is billed monthly, quarterly or annually. Sales are generally recorded in the month the service is provided. For clients who are billed on an annual basis, deferred revenue is recorded and amortized over the life of the contract. Payments are generally due 30 to 90 days after delivery of the software licenses.

The Company records its revenues, net of value added taxes (“VAT”). The Company is subject to VAT which is levied on the majority of the hardware products at the rate of 10% on the invoiced value of sales.

Contract assets

In accordance with ASC 606-10-45-3, contract asset is when the Company’s right to payment for goods and services already transferred to a customer if that right to payment is conditional on something other than the passage of time. The Company will recognize a contract asset when it has fulfilled a contract obligation but must perform other obligations before being entitled to payment.

There were no contract assets at September 30, 2019 or December 31, 2018.

Contract liabilities

In accordance with ASC 606-10-45-2, a contract liability is Company’s obligation to transfer goods or services to a customer when the customer prepays consideration or when the customer’s consideration is due for goods and services that the Company will yet provide whichever happens earlier.

Contract liabilities represent amounts collected from, or invoiced to, customers in excess of revenues recognized, primarily from the billing of annual subscription agreements. The value of contract liabilities will increase or decrease based on the timing of invoices and recognition of revenue. The Company’s contract liability balance was $27,702 and $21,595 as of September 30, 2019 and December 31, 2018, respectively.

F-104

Contract costs

Under ASC-606, the Company applies the following threee steps in order to evaluate the costs to be capitalized as it fulfils following three criteria:

•	Incremental costs directly related to a specific contract;
•	Costs that generate or enhance resources of the company that will be used to satisfy performance of the terms of the contract; and
•	Costs that are expected to be recovered from the customer.

No contract csots are capitalized for the period ended September 30, 2019 and 2018.

•	Software development costs

In accordance with the relevant FASB accounting guidance regarding the development of software to be sold, leased, or marketed, the Company expenses such costs as they are incurred until technological feasibility has been established, at and after which time these costs are capitalized until the product is available for general release to customers. Once the technological feasibility is established per ASC 985-20, the Company capitalizes costs associated with the acquisition or development of major software for internal and external use in the balance sheet. Costs incurred to enhance the Company’s software products, after general market release of the services using the products, is expensed in the period they are incurred. The Company only capitalizes subsequent additions, modifications or upgrades to internally developed software to the extent that such changes allow the software to perform a task it previously did not perform. The Company also expenses website costs as incurred.

Research and development expenditures in the development of its own software are charged to operations as incurred. Based on the software development process, technological feasibility is established upon completion of a working model, which also requires certification and extensive testing. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release are immaterial. The software development costs was $38,980 and $123,506 for the periods ended Spetember 30, 2019 and 2018, respectively.

•	Product warranties

The Company’s provision for estimated future warranty costs is based upon historical relationship of warranty claims to sales. Based upon historical sales trends and warranties provided by the Company’s suppliers, the Company has concluded that no warranty liability is required as of Spetember 30, 2019 and December 31, 2018. To date, product allowance and returns have been minimal and, based on its experience, the Company believes that returns of its products will continue to be minimal.

•	Shipping and handling costs

No shipping and handling costs are associated with the distribution of the products to the customers which are borne by the Company’s suppliers or distributors.

•	Sales and marketing

Sales and marketing expenses include payroll, employee benefits and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs. Advertising costs are expensed as incurred. Advertising expense was $333 and $26,524 for the periods ended September 30, 2019 and 2018, respectively.

F-105

•	Income tax

The Company adopted the ASC 740 Income Tax provisions of paragraph 740-10-25-13, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements. Under paragraph 740-10-25-13, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. Paragraph 740-10-25-13 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of paragraph 740-10-25-13.

The estimated future tax effects of temporary differences between the tax basis of assets and liabilities are reported in the accompanying balance sheets, as well as tax credit carry-backs and carry-forwards. The Company periodically reviews the recoverability of deferred tax assets recorded on its balance sheets and provides valuation allowances as management deems necessary.

The Company and its wholly-owned foreign subsidiaries, is subject to income taxes in the jurisdictions in which it operates. Significant judgment is required in determining the provision for income tax. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the carrying amounts, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

•	Uncertain tax positions

The Company did not take any uncertain tax positions and had no adjustments to its income tax liabilities or benefits pursuant to the ASC 740 provisions of Section 740-10-25 for the periods ended September 30, 2019 and 2018.

•	Foreign currencies translation

The reporting currency of the Company is United States Dollar ("US$") and the accompanying financial statements have been expressed in US$. In addition, the Company’s subsidiaries is operating in the Republic of Vietnam and maintains its books and record in its local currency, Vietnam Dong (“VND”), which is a functional currency as being the primary currency of the economic environment in which their operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Shareholders’ equity is translated using the historical rates. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statements of changes in shareholder’s equity.

Translation of amounts from VND into US$ has been made at the following exchange rates for the periods ended Spetember 30, 2019 and 2018:

	September 30, 2019	September 30, 2018
Period-end VND$:US$ exchange rate	$0.000043	$0.000043
Period average VND$:US$ exchange rate	$0.000043	$0.000044

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

F-106

•	Comprehensive income

ASC Topic 220, “Comprehensive Income”, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying consolidated statements of changes in shareholders’ equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

•	Leases

The Company adopted Topic 842, Leases (“ASC 842”), using the modified retrospective approach through a cumulative-effect adjustment and utilizing the effective date of January 1, 2017 as its date of initial application.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in our consolidated balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in our consolidated balance sheets.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company generally use the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

In accordance with the guidance in ASC 842, components of a lease should be split into three categories: lease components (e.g. land, building, etc.), non-lease components (e.g. common area maintenance, consumables, etc.), and non-components (e.g. property taxes, insurance, etc.). Subsequently, the fixed and in-substance fixed contract consideration (including any related to non-components) must be allocated based on the respective relative fair values to the lease components and non-lease components.

As of September 30, 2019 and December 31, 2018, the Company recorded the right of use asset of $4,353 and $17,123, respectively.

F-107

•	Related parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The condensed consolidated financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

•	Commitments and contingencies

The Company follows the ASC 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s condensed consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

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•	Fair value of financial instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and has adopted paragraph 820-10-35-37 of the FASB Accounting Standards Codification (“Paragraph 820-10-35-37”) to measure the fair value of its financial instruments. Paragraph 820-10-35-37 of the FASB Accounting Standards Codification establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, paragraph 820-10-35-37 of the FASB Accounting Standards Codification establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by paragraph 820-10-35-37 of the FASB Accounting Standards Codification are described below:

Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3	Pricing inputs that are generally observable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amounts of the Company’s financial assets and liabilities, such as cash and cash equivalents, accounts receivable, deposits, prepayment and other receivables, amount due from a director and operating lease right-of-use assets, approximate their fair values because of the short maturity of these instruments.

•	Cost of goods sold

Cost of good sold consists of the cost of hardware, software and payroll, which are directly attributable to the sales of products.

Cost of sales consisted of the following:

	Periods ended September 30,
	2019	2018
Hardware cost	$6,638	$13,481
Software cost	6,379	33,648
Payroll cost	58,471	185,260
	$71,488	$232,389

•	Recent accounting pronouncements

The Company has reviewed all recently issued, but not yet effective, accounting pronuncements and does not believe the future adoption of any such prononuncements may be expected to cause a material impact on our financial statements.

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NOTE — 4 BUSINESS COOPERATIONS

Joint venture in HotFarm project

In April 2018, the Company entered into business cooperation agreement with Hachi Vietnam High Technology Joint Stock Company to jointly develop and build a high-tech hydroponic farm with an area of 500 square metre at Vietnam National University of Agriculture in a term of 1 year, to be extended with the consent by both parties. The Company made total contribution of $12,626 i.e. 70% sharing to this project during the period ended September 30, 2018. Under this project, the Company is obligated to solicit the customers and develop the supply-chain channel to sell the products from the farm, including packaging, storage and logistic service to the customers.

In April 2019, due to significant doubt about the success of the project, the Company considered that the project cannot be recovered and the value of its investment in HotFarm was fully impaired.

At September 30, 2018, the Company determined an impairment loss of $12,626 to write down the carrying value of this investment project, also the Company not anticipating any liability on the closure of this project.

Marketing collaboration with HotTable

During the period ended September 30, 2018, the Company anticipated to set up its own marketing team and to operate an online social media for business development of advertising and event management services. The Project cost consisted of inhouse payroll capitalized, other marketing services utilized with the adjusted the trial sales proceeds generated from this project. However, the Company discontinued and ceased this business development project. Accordingly, the Company charged the loss of $26,524 as marketing expense for the period ended September 30, 2018, also the Company not anticipating any liability on the closure of this project.

NOTE — 5 REVENUE

Revenue consisted of the following deliverables:

	Nine Months ended September 30,
	2019	2018
Hardware sales	$3,682	$17,979
Software subscription sales	49,799	40,998
	$53,481	$58,977

F-110

In accordance with ASC 280, Segment Reporting (“ASC 280”), we have one reportable geographic segments: Software License Revenues. Sales are based on the countries in which the customer is located. Summarized financial information concerning our geographic segments is shown in the following tables:

	Nine Months ended September 30,
	2019	2018
Revenue, net:
Indonesia	$35,565	$33,615
Vietnam	17,916	25,362
	$53,481	$58,977

Contract liabilities recognised was related to software sales only and the following is reconciliation for the periods:

	Periods ended September 30,	Years ended December 31,
	2019	2018
Contract liabilities, brought forward	$21,595	$25,466
Add: recognised as deffered revenue	55,906	43,477
Less: recognised as current period/year revenue	(49,799)	(47,348)
Contract liabilities, carried forward	$27,702	$21,595

NOTE — 6 AMOUNT DUE TO A SHAREHOLDER

In February 2018, the Company entered into MOU with Connect Investment Pte Ltd (Enter Asia) for capital alliance for approximately 27% of shareholdings in the Company. Further, in August 2018, the said MOU was modified and shareholding was revised from 27% to 10% in the Company. However, subsequently in October 2020, it was agreed between both the parties to cease the said MOU with the understanding that there is no current and future obligation with either of them i.e. neither EnterAsia to make investment in the Company nor the Company to issue shares to EnterAsia. Further, the EnterAsia is going to get the shares of the Hottab Holdings Ltd (HHL) for the amount so far invested in the Company and therefore the amount due to EnterAsia is reclassed into the amount due to shareholder “Hottab Holdings Ltd”.

This amounts represented temporary advances to the Company by shareholder, which were unsecured, interest-free and had no fixed terms of repayments. The Company’s due to a shareholder balance was $738,964 as of September 30, 2019 and December 31, 2018. Imputed interest is charged at 4.5% per annum, which was amounted to $28,056 and $13,638 for the nine months ended September 30, 2019 and 2018, respectively.

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NOTE — 7 AMOUNTS DUE TO PARTIES

Amounts due to parties consisted of the following:

	As of September 30, 2019	As of December 31, 2018
Amounts due to related parties (b)	$96,940	$11,040
Loan from third parties	170,000	119,299
Amounts due to SOSV (a)	75,000	—
	$341,940	$130,339

(a)	In January 2019, the Company entered into stock purchase agreement and accelerator contract for equity (ACE) with SOSV IV LLC (SOSV) whereby the Company will issue shares representing 5% of their capital stock for the amounts of $168,000 in three trache (a) SOSV to pay to the Company $75,000 for integration of Mobile Only Accelerator (MOX) software development kit, (b) SOSV to pay on behalf of the Company $48,000 upon MOX successful application and setting up subsidiary, and (c) SOSV to pay on behalf of the Company $45,000 for setting program for services. The Company received first trache of $75,000 only and therafter no other two trache received by the Company, however, the outcome of the deal did not results success and so later the Company have not issued any shares to the SOSV, therefore the arrangement amount of $75,000 accounted as loan from SOSV. As of September 30, 2019 and December 31, 2018, the Company had a total of $75,000 and $-0- outstanding, respectively.

(b)	The amounts represented temporary advances to the Company including related parties (two officers), which were unsecured, interest-free and had no fixed terms of repayments. The Company’s due to related parties balance was $96,940 and $11,040 as of September 30, 2019 and December 31, 2018, respectively.

NOTE — 8 TRADE PAYABLES AND ACCRUED LIABILITIES

Trade payables consisted of the following:

	As of September 30, 2019	As of December 31, 2018
Trade payable- related parties (a)	$2,447	$7,984
Trade payable- others	36,611	35,822
	$39,058	$43,806

(a)	This includes the expenses incurred or paid by the Company officer on behalf of the Company and those were claimed and unpaid as of year end.

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Accrued liabilities and other Payable consisted of the following:

	As of September 30, 2019	As of December 31, 2018
Wages payable	$19,859	$100,558
Other accrual- related party	193	193
Accrued payroll taxes	17,428	17,428
Accrued vat expenses	12,387	9,220
Accrued taxes	7,662	7,662
Other accrual	933	—
	$58,462	$135,061

NOTE — 9 LEASES

The Company entered into operating leases primarily for office premises. Lease terms generally 2 years. The Company adopted Topic 842, using the modified-retrospective approach and as a result, recognized a right-of-use asset and a lease liability. The Company uses a 4.5% rate to determine the present value of the lease payments. The remaining life of the lease was two months.

The Company excludes short-term leases (those with lease terms of less than one year at inception) from the measurement of lease liabilities or right-of-use assets.

As of September 30, 2019, right-of-use assets were $4,353 and lease liabilities were $4,353. During the period ended September 30, 2019, the Company did not enter into any new lease arrangements, and did not have any arrangements that had not yet commenced.

As of December 31, 2018, right-of-use assets were $17,123 and lease liabilities were $17,123. During the year ended December 31, 2018, the Company did not enter into any new lease arrangements, and did not have any arrangements that had not yet commenced.

For the nine months ended September 30, 2019 and 2018, the Company charged to operations lease expenses of $11,962 and $12,240, respectively.

The maturity of the Company’s lease obligations is presented below:

Year Ended September 30,	Operating lease amount

2020	$4,386
2021	—

Total lease	4,386
Less: interest	(33)
Present value of lease liabilities	$4,353

F-113

NOTE — 10 INCOME TAXES

For the nine months ended September 30, 2019 and 2018, the local (“Singapore”) and foreign components of loss before income taxes were comprised of the following:

	Nine Months ended September 30,
	2019	2018
Tax jurisdiction from:
- Local	$29,066	$38,000
- Foreign	138,254	699,274
Loss before income taxes	$167,320	$737,274

The provision for income taxes consisted of the following:

Nine Months ended September 30,
	2019	2018
Current:
- Singapore	$—	$—
- Vientam	—	—

Deferred:
- Singapore	—	—
- Vientam	—	—
Income tax expense	$—	$—

The effective tax rate in the periods presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company operates in various countries: Singapore and Vietnam that are subject to taxes in the jurisdictions in which they operate, as follows:

Singapore

The Company is registered in the Republic of Singapore and is subject to the tax laws of Singapore.

As of September 30, 2019, the operation in the Singapore incurred $176,394 of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss carryforwards has no expiration. The Company has provided for a full valuation allowance against the deferred tax assets of $28,223 on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

Vietnam

The Company’s subsidiaries operating in Vietnam are subject to the Vietnam Income Tax at a standard income tax rate of 20% during its tax year. The reconciliation of income tax rate to the effective income tax rate for the nine months ended September 30, 2019 and 2018 is as follows:

F-114

	Nine Months ended September 30,
	2019	2018
Loss before income taxes	$(138,254)	$(699,274)
Statutory income tax rate	20%	20%
Income tax expense at statutory rate	(27,651)	(139,855)
Tax effect of allowance	27,651	139,855
Income tax expense	$—	$—

As of September 30, 2019, the operation in the Vietnam incurred $1,543,832 of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating loss carryforwards begin to expire in 2021, if unutilized. The Company has provided for a full valuation allowance against the deferred tax assets of $308,766 on the expected future tax benefits from the net operating loss carryforwards as the management believes it is more likely than not that these assets will not be realized in the future.

The following table sets forth the significant components of the deferred tax assets and liabilities of the Company as of September 30, 2019 and 2018:

	September 30, 2019	September 30, 2018
Deferred tax assets:
Net operating loss carryforwards	$—	$—
- Singapore	28,223	23,205
- Vietnam	308,766	246,209
Less: valuation allowance	(336,989)	(269,414)
Deferred tax assets, net	$—	$—

NOTE — 11 SHAREHOLDERS’ DEFICIT

Authorized stock

The Company has no authorized share and no par value per share.

Ordinary stock outstanding

From January 1, 2016 until December 27, 2016, the one director of the Company owned the one share outstanding, making him the sole owner during that period. On December 27, 2016, he sold this one share to Hottab Holdings Limited (HHL), making the Company a wholly owned subsidiaries of HHL, and making HHL an affiliated company.

As of September 30, 2019 and December 31, 2018, the Company had a total of 6 and 6 shares of its ordinary stock issued and outstanding, respectively.

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NOTE — 12 PENSION COSTS

The Company is required to make contribution to their employees under a government-mandated defined contribution pension scheme for its eligible full-times employees in Singapore and Vietnam. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the periods ended September 30 2019 and 2018, $8,390 and $13,805 contributions were made accordingly.

NOTE — 13 RELATED PARTY TRANSACTIONS

From time to time, the shareholder and director of the Company advanced funds to the Company for working capital purpose. Those advances are unsecured, non-interest bearing and due on demand.

During the periods ended September 30, 2019 and 2018, certain expenses incurred by the Company, including personnel expenses and some overhead expenses, were paid to legal entities controlled by the Principals. The amount of such expenses totaled $227 and $5,010 in the periods ended September 30, 2019 and 2018, respectively.

The Company paid to the directors, the total salaries of $-0- and $23,193 during the periods ended September 30, 2019 and 2018, respectively.

The Company paid for the use of staff quarters to the director in a monthly rate of $516 during the periods ended September 30, 2019 and 2018.

Apart from the transactions and balances detailed elsewhere in these accompanying condensed consolidated financial statements, the Company has no other significant or material related party transactions during the years presented.

NOTE — 14 CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a) Major customers

For the periods ended September 30, 2019 and 2018, the customers who accounts for 10% or more of the Company’s revenues and its outstanding receivable balances as at period-end dates, are presented as follows:

	Period ended September 30, 2019		September 30, 2019
Customers	Revenues	Percentage of revenues	Accounts receivable
Customer A	$35,220	57%	$—
Total:	$35,220	57%	$—

	Period ended September 30, 2018		September 30, 2018
	Revenues	Percentage of revenues	Accounts receivable

Customer A	$34,278	48%	$—
Total:	$34,278	48%	$—

F-116

All customers are located in Vietnam except one major customer from Indonesia.

(b) Major vendors

For the periods ended September 30, 2019 and 2018, the vendors who accounts for 10% or more of the Company’s hardware purchases and its outstanding payable balances as at periodr-end dates, are presented as follows:

	Period ended September 30, 2019		September 30, 2019
Customers	Purchases	Percentage of purchases	Accounts payable
Vendor A	$3,144	24%	$—
Vendor B	2,525	19%	2,297
Total:	$5,669	44%	$2,297

	Period ended September 30, 2018		September 30, 2018
	Purchases	Percentage of purchases	Accounts payable
Vendor A	$8,617	18%	$—
Vendor B	6,200	13%	953
	—	—	—
Total:	$14,817	31%	$953

All vendors are located in Vietnam.

(c) Credit risk

Financial instruments that are potentially subject to credit risk consist principally of trade receivables. The Company believes the concentration of credit risk in its trade receivables is substantially mitigated by its ongoing credit evaluation process and relatively short collection terms. The Company does not generally require collateral from customers. The Company evaluates the need for an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

(d) Exchange rate risk

The reporting currency of the Company is US$, to date the majority of the revenues and costs are denominated in VND and a significant portion of the assets and liabilities are denominated in VND. As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and VND. If VND depreciates against US$, the value of VND revenues and assets as expressed in US$ financial statements will decline. The Company does not hold any derivative or other financial instruments that expose to substantial market risk.

F-117

(e) Economic and political risks

The Company's operations are conducted in the Republic of Vietnam. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environment in the Vietnam, and by the general state of the Vietnam economy.

The Company's operations in the Vietnam are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company's results may be adversely affected by changes in the political and social conditions in the Vietnam, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation.

NOTE — 15 COMMITMENTS AND CONTINGENCIES

As of September 30, 2019 and December 31, 2018, the Company has no material commitments or contingencies.

Financing arrangement (due to a shareholder)

In February 2018, the Company entered into MOU with Connect Investment Pte Ltd (Enter Asia) for capital alliance for approximately 27% of shareholdings in the Company. Further, in August 2018, the said MOU was modified and shareholding was revised from 27% to 10% in the Company. However, subsequently in October 2020, it was agreed between both the parties to cease the said MOU with the understanding that there is no current and future obligation with either of them i.e. neither EnterAsia to make investment in the Company nor the Company to issue shares to EnterAsia. Further, the EnterAsia is going to get the shares of the Hottab Holdings Ltd (HHL) for the amount so far invested in the Company and therefore the amount due to EnterAsia is reclassed into the amount due to shareholder “Hottab Holdings Ltd”

In January 2019, the Company entered into stock purchase agreement and accelerator contract for equity (ACE) with SOSV IV LLC (SOSV) whereby the Company will issue shares representing 5% of their capital stock for the amounts of $168,000 in three trache (a) SOSV to pay to the Company $75,000 for integration of Mobile Only Accelerator (MOX) software development kit, (b) SOSV to pay on behalf of the Company $48,000 upon MOX successful application and setting up subsidiary, and (c) SOSV to pay on behalf of the Company $45,000 for setting program for services. The Company received first trache of $75,000 only and therafter no other two trache received by the Company, however, the outcome of the deal did not results success and so later the Company have not issued any shares to the SOSV, therefore the arrangement amount of $75,000 accounted as loan from SOSV. As of September 30, 2019 and December 31, 2018, the Company had a total of $75,000 and $-0- outstanding, respectively..

F-118

Customer contracts

During the year 2017, the Company entered into the exclusive, non assignable right and liense to use the software as a Point-of-Sale System (POS) with Customer A for the aggregating value of $41,040 per year and can be renew each year. Also additionally this agreement was sub contracted to Customer B for the aggregating value of $53,750 as one time implementation fee for the system rollout . During the period ended September 30 2019 and 2018, from this arrangement, the Company recognized the revenue of $35,220 and $34,278, respectively.

Service contracts

The Company carries various service contracts on its vendors for repairs, maintenance and inspections. All contracts are short term and can be cancelled.

Leases

As of September 30, 2019, the Company’s lease liability of $4,353 will be matured in the next three months.

As of December 31, 2018, the Company’s lease liability of $17,123 will be matured in the next twelve months.

Litigation

From time to time, we may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are not aware of any such legal proceedings that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or operating results.

NOTE — 16 SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued, the Company has evaluated all events or transactions that occurred after September 30, 2019, up through the date the Company issued the unaudited condensed consolidated financial statements.

Subsequently, on November 11, 2019, the Company was acquired by Society Pass Incorporated (SPI), a company incorporated in Nevada, USA, at the consideration of $1,050,000 consisted of Series C preference shares valued at $900,000 and the cash consideration of $150,000. The value of the $900,000 Series C preference shares issued was determined based on the stated value per share equal to $8,660 of the SPI’s shares at the acquisition date. Also, the SPI shall pay to the Company additional Series C preference shares with an aggregate value of $558,000 (the “Equity Incentive”) in the event the Company able to fulfilled the other terms per their arrangement with in five months from the completion date.

During the year 2020, the World Health Organization declared the rapidly growing coronavirus outbreak to be a global pandemic. The COVID-19 pandemic has significantly impacted health and economic conditions throughout Vietnam, Singapore and Southeast Asia. National, regional and local governments took a variety of actions to contain the spread of COVID-19, including office and store closures, quarantining suspected COVID-19 patients, and capacity limitations. These developments have significantly impacted our results of operations, financial condition and cash flows. The Company’s main business are restaurant’s business applications which includes POS systems. The Company greatly impacted as many of them stopped operation from late March to June 2020 before slowly restarting the business towards the middle of the year. The business for the second half of 2020 was slow. The impact included the difficulties of working remotely from home including slow Internet connection, the inability of our accounting and financial officers to collaborate as effectively as they would otherwise have in an office environment and issues arising from mandatory state quarantines.

While it is not possible at this time to estimate with sufficient certainty the impact that COVID-19 could have on the Company’s business, the continued spread of COVID-19 and the measures taken by federal, state, local and foreign governments could disrupt the operation of the Company’s business. The COVID-19 outbreak and mitigation measures have also had and may continue to have an adverse impact on global and domestic economic conditions, which could have an adverse effect on the Company’s business and financial condition, including on its potential to conduct financings on terms acceptable to the Company, if at all. In addition, the Company has taken temporary precautionary measures intended to help minimize the risk of the virus to its employees, including temporarily requiring employees to work remotely, and discouraging employee attendance at in-person work-related meetings, which could negatively affect the Company’s business. These measures are continuing. The extent to which the COVID-19 outbreak impacts the Company’s results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the virus and the actions to contain its impact.

F-119

Through and including , 2021, (the 25th day after the date of this prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Shares

Society Pass Incorporated

PROSPECTUS

, 2021

II-1

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA filing.

Amount
Securities and Exchange Commission registration fee	$
FINRA filing fee
NASDAQ listing fee
Accountants’ fees and expenses
Legal fees and expenses
Printing and engraving expenses
Miscellaneous
Total expenses	$

Item 14. Indemnification of Directors and Officers.

Neither our articles of incorporation nor bylaws prevent us from indemnifying our officers, directors and agents to the extent permitted under the Nevada Revised Statutes (“NRS”). NRS Section 78.7502, provides that a corporation may indemnify any director, officer, employee or agent of a corporation against expenses, including fees, actually and reasonably incurred by him in connection with any defense to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to Section 78.7502(1) or 78.7502(2), or in defense of any claim, issue or matter therein.

NRS 78.7502(1) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

NRS Section 78.7502(2) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (a) is not liable pursuant to NRS 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

NRS Section 78.747 provides that except as otherwise provided by specific statute, no director or officer of a corporation is individually liable for a debt or liability of the corporation, unless the director or officer acts as the alter ego of the corporation. The court as a matter of law must determine the question of whether a director or officer acts as the alter ego of a corporation.

Our Amended Bylaws provide that we will indemnify our directors and executive officers to the fullest extent not prohibited by the NRS, as amended from time to time, or any other applicable law provided, however, that the we may modify the extent of such indemnification by individual contracts with our directors and executive officers; and, provided, further, that we shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the Act or any other applicable law or (iv) such indemnification is required to be made under the amended Bylaws. We have the power to indemnify our other officers, employees and other agents as set forth in the NRS or any other applicable law. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person except executive officers to such officers or other persons as the Board of Directors shall determine. To the fullest extent permitted by the NRS, or any other applicable law, upon approval by our Board of Directors, we may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to our amended Bylaws.

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If a claim is not paid in full by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where any undertaking required by the By-laws of the Company has been tendered to the Company) that the claimant has not met the standards of conduct which make it permissible under the DGCL for the Company to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Company. Neither the failure of the Company (including its Board of Directors, legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Company (including its Board of Directors, legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. Indemnification shall include payment by the Company of expenses in defending an action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if it is ultimately determined that such person is not entitled to indemnification.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of capital stock issued by us since the Company’s inception on February 26, 2019.

(a) Issuance of Capital Stock.

During the period from July 2018 to September 30, 2020, the Company issued 19,659,000 shares of its common stock to February 2021

During the period from October 2018 through January 2019, the Company issued 8,000 shares of Series A Preferred Stock. All of the Series A Preferred Shares were issued at a value of $1,000 per share.

In October 2018 through January 2019, the Company issued 2,548 shares of Series B Preferred Stock. All of the Series B Preferred Shares were issued at a value of $1,336 per share.

During the period from April 2019 to May 2019 , the Company issued 120 shares of Series B-1 Preferred Stock. All of the Series B-1 Preferred Shares were issued at a value of $2,917 per share.

In Novemeber 2019, the Company issued 340 shares of Series C Preferred Stock. All of the Series C Preferred Shares were issued at a value of $5,763 per share.

During the period from May 2020 to February 2021, the Company issued 5,676 shares of Series C-1 Preferred Stock. All of the Series C-1 Preferred Shares were issued at a value of $420 per share.

In February of 2021, the Company issued 245,250 shares of Series B Preferred Stock. All of the Series B Preferred Shares were issued at a value of $1,336 per share.

In February of 2021, the Company issued 30,000 shares of Series B-1 Preferred Stock. All of the Series B-1 Preferred Shares were issued at a value of $2,917 per share.

The issuance of the capital stock listed above was deemed exempt from registration under Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder in that the issuance of securities were made to an accredited investor and did not involve a public offering. The recipient of such securities represented its intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof.

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(b) Warrants.

In May of 2020 we issued warrants for 2,883 shares of our Series C-1 Preferred Stock, exerciseable for $420 per share.

The issuance of the warrants listed above were deemed exempt from registration under Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder in that the issuance of securities were made to an accredited investor and did not involve a public offering. The recipient of such securities represented its intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof.

(c) Option Grants.

None.

The option described above were deemed exempt from registration in reliance on Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder in that the issuance of securities were made to an accredited investor and did not involve a public offering. The recipients of such securities represented its intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof.

(d) Issuance of Notes.

None.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits: Reference is made to the Exhibit Index following the signature pages hereto, which Exhibit Index is hereby incorporated into this Item.

(b) Financial Statement Schedules: All schedules are omitted because the required information is inapplicable or the information is presented in the financial statements and the related notes.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to any charter provision, by law or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on February 11, 2021.

SOCIETY PASS INCORPORATED

By:	/s/ Dennis Nguyen
Dennis Nguyen
Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dennis Nguyen his true and lawful attorney-in-fact, with full power of substitution and re-substitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including pre- and post-effective amendments to this registration statement, any subsequent registration statement for the same offering which may be filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and pre- or post-effective amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ Dennis Nguyen	Chief Executive Officer and Chairman of the Board	February 11, 2021
Dennis Nguyen	(Principal Executive Officer)

/s/ Raynauld Liang	Chief Operating Officer and Chief Financial Officer	February 11, 2021
Raynauld Liang	(principal Financial and Accounting Officer)

/s/ Tan Bien Kiat	Vice-Chairman of the Board	February 11, 2021
Tan Bien Kiat

/s/ Jeremy Miller	Director	February 11, 2021
Jeremy Miller

/s/ Linda Cutler	Director	February 11, 2021
Linda Cutler

/s/ John Mackay	Director	February 11, 2021
John Mackay

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EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
3.1	Articles of Incorporation of the Registrant.
3.2	Amended Bylaws of The Registrant.
3.3*	Certificate of Designation of Series A Convertible Preferred Stock.
3.4*	Certificate of Amendment of Certificate of Designation.
3.5*	Certificate of Designation of Series B Convertible Preferred Stock.
3.6*	Certificate of Designation of Series B-1 Convertible Preferred Stock.
3.7*	Certificate of Designation of Series C Convertible Preferred Stock.
3.8*	Certificate of Designation of Series C-1 Convertible Preferred Stock.
4.1*	Form of Underwriter Warrant (included in Exhibit 1.1).
5.1*	Opinion of Counsel to Registrant.
21.1*	List of Subsidiaries of the Registrant.
23.2*	Consent of Counsel to Registrant (included in Exhibit 5.1).
24.1	Power of Attorney.

* To be filed by Amendment

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